As filed with the Securities and Exchange Commission on December 15, 2016

Securities Act File No. 333-204239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 6

to

Form N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FS INVESTMENT CORPORATION IV

(Exact name of registrant as specified in charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman

FS Investment Corporation IV

201 Rouse Boulevard

Philadelphia, PA 19112

(Name and address of agent for service)

COPIES TO:

James A. Lebovitz

David J. Harris

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):  ☒ when declared effective pursuant to section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 15, 2016

FS INVESTMENT CORPORATION IV

Preliminary Prospectus

Maximum Offering of 250,000,000 Shares of Common Stock

FS Investment Corporation IV is a specialty finance company that invests primarily in the debt securities of private middle market U.S. companies. Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a regulated investment company under the Internal Revenue Code of 1986, as amended, or the Code. We qualify as an “emerging growth company” under applicable Securities and Exchange Commission, or SEC, rules. See “Prospectus Summary—Emerging Growth Company Status.” Our investments and activities are managed by FSIC IV Advisor, LLC, or FSIC IV Advisor, a private investment firm that is registered as an investment adviser with the SEC, and is an affiliate of ours. FSIC IV Advisor has engaged GSO / Blackstone Debt Funds Management LLC, or GDFM, a wholly-owned subsidiary of GSO Capital Partners LP, to act as our investment sub-adviser.

Through our affiliate, FS Investment Solutions, LLC (formerly FS2 Capital Partners, LLC), or the dealer manager, we will engage in a continuous public offering of shares of our common stock. Currently, we are only offering Class T shares at the current public offering price of $11.20 per share. Any sales load will be deducted from the public offering price per share. The maximum upfront sales load is 4.25% of the amount invested for Class T shares. To the extent that the net asset value per share increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share. In the event of a material decline in the net asset value per share, which we consider to be a 2.5% decrease below the then-current net offering price, we will reduce the offering price in order to establish a new net offering price that is not more than 2.5% above the net asset value per share. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. The initial minimum permitted purchase is $5,000 in Class T shares.

We have submitted an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. In the event we obtain such relief, we intend to amend our registration statement to offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure.

An investment in our common stock is subject to the following risks:

●	An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

●	You may not have access to the money you invest for an indefinite period of time.

●	You should not expect to be able to sell your shares regardless of how we perform.

●	If you are unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

●	Investors in our Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares. See “Share Class Specifications.”

●	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

●	If you are able to sell your shares before we complete a liquidity event, it is likely that you will receive less than you paid for them.

●	We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, there can be no assurance that we will be able to complete a liquidity event. The distribution fee will terminate for all Class T stockholders upon a liquidity event. As such, there may be a conflict of interest relating to the timing with which FSIC IV Advisor seeks to complete a liquidity event for our stockholders.

●	We have implemented a share repurchase program pursuant to which we intend to continue to conduct quarterly repurchases of a limited number of outstanding shares of our common stock. We intend to limit repurchases during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive under our distribution reinvestment plan. In addition, beginning with the calendar quarter ending March 31, 2017, we will limit repurchases in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter. In addition, any such repurchases will be at the net offering price in effect on the date of repurchase. For more information regarding the limitations in respect of the share repurchase program, see “Share Repurchase Program.” Our board of directors may amend, suspend or terminate the share repurchase program at any time.

●	Our distributions may be funded, directly or indirectly, from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

●	Our previous distributions to stockholders were funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that are subject to repayment to our affiliate, Franklin Square Holdings, L.P., or FS Investments, and our future distributions may be funded from such waivers and reimbursements. Significant portions of these distributions were not based on our investment performance and such waivers and reimbursements by FS Investments and its affiliates, including FSIC IV Advisor, may not continue in the future and may be terminated at any time. If FS Investments had not agreed to reimburse certain of our expenses, including through the waiver of advisory fees, significant portions of these distributions would have come from offering proceeds or borrowings. The repayment of any amounts owed to FS Investments will reduce the future distributions to which you would otherwise be entitled.

●	We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

●	We have not identified specific future investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our future investments prior to purchasing our common stock. As a result, our offering may be considered a “blind pool” offering.

●	This is a ‘best efforts’ offering, where the broker-dealers and other financial representatives participating in the offering are only required to use their best efforts to sell our shares of common stock. The broker-dealers and financial advisors do not have a firm commitment or obligation to purchase any shares of the common stock. If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we make.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 42 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

The date of this prospectus is [    ], 2017.

FS Investment Solutions, LLC

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We will file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information will be available free of charge by contacting us at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, by calling us collect at (215) 495-1150 or by visiting our website at www.fsinvestments.com. In addition, the contact information provided above may be used by you to make stockholder inquiries. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We have not been in the business described in this prospectus for at least three years. Except as specifically required by the 1940 Act and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Maximum Aggregate Amount/Price to Public(1)	Maximum Sales Load(2)	Net Proceeds (Before Expenses)(3)
Maximum Offering(4)	$2,800,000,000	$119,000,000	$2,681,000,000
Per Class T Share	$11.20	4.25%	$10.724

(1)	Currently, we are only offering Class T shares. We intend to offer additional classes of our common stock in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure.

(2)	“Sales Load” includes upfront selling commissions of up to 3.00% and dealer manager fees of up to 1.25% on Class T shares. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

(3)	In addition to the upfront sales load, we estimate that our total organization and offering costs for this offering will be approximately 0.75% of our total gross proceeds. See “Fees and Expenses.”

(4)	Assumes all shares sold are Class T shares at the current public offering price of $11.20 per Class T share.

Because you will pay an upfront sales load of up to 4.25% and offering costs of up to 0.75%, if you invest $100 in our Class T shares and pay the full upfront sales load, at least $95.00 but less than $95.75 of your investment will actually be used by us for investments. As a result, based on the current public offering price of $11.20 per Class T share, you would have to experience a total return on your investment of between 4.44% and 5.26% in order to recover these expenses. See “Estimated Use of Proceeds” and “Fees and Expenses.”

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a continuous offering process. Periodically, as we have material developments in our business, we will provide a prospectus supplement or file an amendment to the registration statement to the extent required by applicable law that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, by filing a supplement to the prospectus with the SEC. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any amendment to our registration statement until the registration statement, as amended, is declared effective.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close, or any day that the New York Stock Exchange LLC, or the NYSE, is closed for trading.

You should rely only on the information contained in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus only as required by law.

SUITABILITY STANDARDS

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC IV Advisor and GDFM and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute shares of our common stock, in determining whether such potential investors meet our suitability standards.

i

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards:

Alabama—In addition to the suitability standards set forth above, an investment in FS Investment Corporation IV will only be sold to Alabama residents that represent they have a liquid net worth of at least ten times their investment in FS Investment Corporation IV and its affiliates. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Idaho—Idaho investors must have either (i) a minimum net worth of at least $85,000 and a minimum annual gross income of at least $85,000; or (ii) a minimum net worth of $300,000. In addition, the state of Idaho requires that each Idaho investor limit his or her investment in this offering to 10% of his or her net worth.

Iowa—Iowa investors (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) must limit their aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of such investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas—In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner that Kansas investors limit their aggregate investment in FS Investment Corporation IV and other non-traded business development companies to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky—All Kentucky residents who invest in FS Investment Corporation IV’s securities must have a minimum gross annual income of $70,000 and a minimum net worth of $70,000 (as defined in the NASAA Omnibus Guidelines), or a minimum net worth alone of at least $250,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in FS Investment Corporation IV’s shares or the shares of FS Investment Corporation IV’s affiliates’ non-publicly traded business development companies.

Maine—In addition to the suitability standards above, the Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Massachusetts—Massachusetts investors may not invest, in the aggregate, more than 10% of their liquid net worth in FS Investment Corporation IV’s shares and in other non-traded direct participation programs. Liquid net worth shall be defined as that portion of an investor’s net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Nebraska—In addition to the suitability standards above, the state of Nebraska requires that each Nebraska investor who does not meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, will limit his or her aggregate investment in shares of FS Investment Corporation IV and other non-publicly traded business development companies (BDCs) to 10% of the investor’s net worth (not including home, home furnishings and automobiles).

New Mexico—In addition to the suitability standards above, the state of New Mexico requires that each New Mexico investor limit his or her investment in non-traded business development companies, including his or her investment in shares of FS Investment Corporation IV’s common stock and in FS Investment Corporation IV’s affiliates, to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota—In addition to the suitability standards noted above, North Dakota investors must represent that they have a net worth of at least ten times their investment in FS Investment Corporation IV.

Ohio—In addition to the suitability standards above, an investment by an Ohio investor in shares of FS Investment Corporation IV’s common stock, in its affiliates and in other non-traded business development companies may not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma—In addition to the suitability standards above, the state of Oklahoma requires that each Oklahoma investor who does not meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, will limit his or her investment in shares of FS Investment Corporation IV’s common stock to not more than 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in shares of FS Investment Corporation IV’s common stock and in FS Investment Corporation IV’s affiliates to a maximum of 10% of his or her liquid net worth. “Liquid net worth” is defined as that portion of an investor’s net worth consisting of cash, cash equivalents and readily marketable securities.

Tennessee—In addition to the general suitability standards stated above, Tennessee investors who do not meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, may not invest more than ten percent (10%) of their liquid net worth (exclusive of home, home furnishings, and automobiles) in FS Investment Corporation IV.

Vermont—Accredited investors in Vermont, as defined in 17 C.F.R. § 230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.

For additional information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Company” refer to FS Investment Corporation IV. In addition, the term “FSIC IV Advisor” refers to FSIC IV Advisor, LLC, the term “GDFM” refers to GSO / Blackstone Debt Funds Management LLC, a wholly-owned subsidiary of GSO Capital Partners LP, the term “GSO” refers to GSO Capital Partners LP, the term “Blackstone” refers to The Blackstone Group L.P., and the terms “FS Investment Solutions” and the “dealer manager” refer to FS Investment Solutions, LLC.

FS Investment Corporation IV

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. See “Regulation.” In addition, we intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a regulated investment company, or RIC, under Subchapter M of the Code. This prospectus relates to our shares of Class T common stock. We are currently only offering Class T shares. We intend to offer additional classes of our common stock in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We formally commenced investment operations on January 6, 2016, upon raising gross proceeds of $1.0 million, or the minimum offering requirement, from the sale of shares of our common stock to individuals and entities who were not affiliated with us or FSIC IV Advisor.

We are managed by FSIC IV Advisor, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, which oversees the management of our operations and will be responsible for making investment decisions with respect to our portfolio. FSIC IV Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC IV Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC IV Advisor according to guidelines set by FSIC IV Advisor. GDFM, a registered investment adviser under the Advisers Act, is a wholly-owned subsidiary of GSO. GSO is the credit platform of Blackstone, a leading global alternative asset manager and provider of financial advisory services. The credit platform is one of Blackstone’s four business segments. GSO is one of the world’s largest credit-platforms in the alternative asset business with approximately $89.3 billion in assets under management as of September 30, 2016.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objectives by:

●	utilizing the experience and expertise of the management teams of FSIC IV Advisor and GDFM, along with the broader resources of GSO, which include its access to the relationships and human capital of its parent, Blackstone, in sourcing, evaluating and structuring transactions;

●	employing a defensive investment approach focused on long-term credit performance and principal protection;

●	focusing primarily on debt investments in a broad array of private U.S. companies, including middle market companies, which we define as companies with annual revenue of $50 million to $2.5 billion at the time of investment. In many market environments, we believe such a focus offers an opportunity for superior risk adjusted returns;

●	investing primarily in established, stable enterprises with positive cash flows; and

●	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.

Our portfolio is comprised primarily of investments in senior secured loans and second lien secured loans of private middle market U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio to be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from our target companies as primary market or directly originated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds, collateralized loan obligations, or CLOs, other debt securities and derivatives, including total return swaps and credit default swaps. FSIC IV Advisor will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments. Prior to raising sufficient capital, we may make smaller investments than we expect to make once we raise sufficient capital due to liquidity constraints. Once we raise sufficient capital, we expect that our investments will generally range between $5 million and $150 million each, although investments may vary proportionately as the size of our capital base changes and will ultimately be at the discretion of FSIC IV Advisor, subject to oversight by our board of directors.

The senior secured loans, second lien secured loans and senior secured bonds in which we invest generally have stated terms of three to seven years and any subordinated debt investments that we make generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and seven years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Our debt investments may be rated by a nationally recognized statistical rating organization, or NRSRO, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc., or Moody’s, or lower than “BBB-” by Standard & Poor’s Ratings Services, or S&P). We also invest in non-rated debt securities.

To seek to enhance our returns, we employ leverage as market conditions permit and at the discretion of FSIC IV Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See “Risk Factors—Risks Related to Debt Financing” for a discussion of the risks inherent in employing leverage.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the

SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSIC IV Advisor, including FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and any future BDCs that are advised by FSIC IV Advisor or its affiliated investment advisers, or, collectively, our co-investment affiliates. We believe this relief has and may continue to enhance our ability to further our investment objectives and strategy. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we are permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term).

While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate during our offering stage due to the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While the offering price for a class, which exceeds the net asset value per share for such class, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our shares will not be listed on a national securities exchange, our stockholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our shares may be volatile.

To provide our stockholders with limited liquidity, we intend to continue to conduct quarterly tender offers pursuant to our share repurchase program. However, we are not obligated to continue to repurchase shares and, if we do so, shares will be repurchased at the net offering price in effect on the date of repurchase. The first such tender offer commenced in May 2016. This will be the only method by which our stockholders may obtain liquidity prior to a liquidity event. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price. If stockholders are able to sell their shares, it is likely they will have to sell them at a significant discount to their purchase price.

We do not currently intend to list our shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our shares on a national securities exchange, stockholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event. There can be no assurance that we will be able to complete a liquidity event.

Status of Our Continuous Public Offering

Since commencing our continuous public offering and through November 1, 2016, we have issued 11,429,689 shares of Class T common stock for gross proceeds of approximately $124.2 million, including Class T common stock issued under our distribution reinvestment plan and approximately $9.0 million in gross proceeds from the principal of FSIC IV Advisor, certain members of our board of directors and other individuals and entities affiliated with FSIC IV Advisor and GDFM. As of November 1, 2016, we have raised total gross proceeds of $124.4 million, including $200,000 of seed capital contributed by the principal of FSIC IV Advisor in February 2015.

The following table summarizes the sales of shares of our common stock in our continuous public offering on a quarterly basis since we formally commenced investment operations in January 2016. Dollar amounts are presented in thousands, except share and per share data:

	Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
Fiscal 2016
March 31	2,523,910	$10.59	$26,717
June 30	4,325,329	10.87	47,001
September 30	3,540,267	10.99	38,917
December 31 (through November 1, 2016)	1,040,183	11.13	11,574

	11,429,689	$10.87	$124,209

(1)	The number of shares sold includes 167,433 shares of common stock issued through our distribution reinvestment plan during 2016 (through November 1, 2016).

(2)	All shares reflected in the table were sold at prices between $10.00 and $11.15 per share, depending on the offering price then in effect and the amount of discounts or commissions waived by us or the dealer manager. The public offering price of our shares of Class T common stock is subject to adjustment depending, in part, on our net asset value.

Capital Contributions by FSIC IV Advisor

In February 2015, pursuant to a private placement, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200,000, which was used in its entirety to purchase 20,000 shares at $10.00 per share. Mr. Forman will not tender these shares of common stock for repurchase as long as FSIC IV Advisor remains our investment adviser.

Portfolio Update

During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we made investments in portfolio companies totaling approximately $123.6 million. During the same period, we sold investments for proceeds of approximately $70 million and received principal repayments of approximately $3.1 million. As of September 30, 2016, our investment portfolio, with a total fair value of approximately $52.2 million (56% in first lien senior secured loans, 21% in second lien senior secured loans, 22% in subordinated debt and 1% in equity and other investments), consisted of interests in 16 portfolio companies. The portfolio companies that comprised our portfolio as of such date had an average annual earnings before interest, taxes, depreciation and amortization, or EBITDA, of approximately $172.0 million. As of September 30, 2016, the debt investments in our portfolio were purchased at a weighted average price of 96.3% of par and our estimated gross portfolio yield (which represents the expected annualized yield to be generated by us on our investment portfolio based on the composition of our portfolio as of such date), prior to leverage, was 9.3% based upon the amortized cost of our investments. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, our total return was 10.07%.

Based on our regular weekly cash distribution amount of $0.012463 per share as of September 30, 2016 and our public offering price of $11.10 per share as of such date, the annualized distribution rate to stockholders as of September 30, 2016 was 5.84%. The annualized distribution rate to stockholders is expressed as a percentage equal to the projected annualized distribution amount per share divided by our public offering price per share as of September 30, 2016. Our annualized distribution rate to stockholders may include income, realized capital gains and a return of investors’ capital.

Our estimated gross portfolio yield may be higher than a stockholder’s yield on an investment in shares of our common stock. Our estimated gross portfolio yield does not reflect operating expenses that may be incurred by us. In addition, our estimated gross portfolio yield and total return figure disclosed above do not consider the effect of any selling commissions or charges that may have been incurred in connection with the sale of shares of our common stock. Our estimated gross portfolio yield, total return and annualized distribution rate to stockholders do not represent actual investment returns to stockholders, are subject to change and, in the future, may be greater or less than the rates set forth above. See the section entitled “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements. See footnote 4 to the table included in “Selected Financial Data” for information regarding the calculation of total return.

About FSIC IV Advisor

FSIC IV Advisor is a subsidiary of our affiliate, FS Investments, a national sponsor of alternative investments designed for the individual investor. FSIC IV Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by substantially the same personnel that form the investment and operations teams of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC. FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC are registered investment advisers that manage FS Investments’ four other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II and FS Investment Corporation III, respectively. FS Global Advisor, LLC is a registered investment adviser that manages FS Investments’ affiliated closed-end management investment company, FS Global Credit Opportunities Fund. See “Risk Factors—Risks Related to FSIC IV Advisor and Its Affiliates” and “Certain Relationships and Related Party Transactions.”

In addition to managing our investments, the managers, officers and other personnel of FSIC IV Advisor also currently manage the following entities through affiliated investment advisers:

Name	Entity	Investment Focus	Gross Assets(1)
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,128,618,000
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,910,727,000
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$3,537,116,000
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$4,073,753,000
FS Global Credit Opportunities Fund(2)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$1,728,218,000

(1)	As of September 30, 2016 unless otherwise noted.

(2)	As of June 30, 2016. Two funds affiliated with FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—T and FS Global Credit Opportunities Fund—ADV, or together, the FSGCOF Offered Funds, which have the same investment objectives and strategy as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund. Two other funds affiliated with FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A and FS Global Credit Opportunities Fund—D, or together, the FSGCOF Closed Funds, which also have the same investment objectives and strategy as FS Global Credit Opportunities Fund, closed their respective continuous public offerings to new investors in April 2016.

Our chairman, president and chief executive officer, Michael C. Forman, has led FSIC IV Advisor since its inception. In 2007, he co-founded FS Investments with the goal of delivering alternative investment solutions, advised by what FS Investments believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSIC IV Advisor, Mr. Forman currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds and the FSGCOF Closed Funds. Mr. Forman also serves as chairman and chief executive officer of FS Investment Corporation.

FSIC IV Advisor’s senior management team has significant experience in private lending and private equity investing, and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. See “Investment Objectives and Strategy—About FSIC IV Advisor.” We believe that the active and ongoing participation by FS Investments and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSIC IV Advisor’s management team, will allow FSIC IV Advisor to successfully execute our investment strategy. See “Management” for biographical information regarding FSIC IV Advisor’s senior management team.

All investment decisions require the unanimous approval of FSIC IV Advisor’s investment committee, which is currently comprised of Mr. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, by and between us and FSIC IV Advisor, dated as of September 21, 2015, or the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided. See “Investment Advisory and Administrative Services Agreement” for more information, including information regarding the termination provisions of the investment advisory and administrative services agreement.

About GDFM

From time to time, FSIC IV Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSIC IV Advisor believes will aid it in achieving our investment objectives. FSIC IV Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC IV Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC IV Advisor according to guidelines set by FSIC IV Advisor. GDFM also serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III. Furthermore, GDFM’s parent, GSO, serves as the investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund. GDFM is a Delaware limited liability company with principal offices located at 345 Park Avenue, New York, New York 10154.

GDFM is a wholly-owned subsidiary of GSO. GSO is the credit platform of Blackstone, a leading global alternative asset manager. The credit platform is one of Blackstone’s four business segments. As of September 30, 2016, GSO and its affiliates, excluding Blackstone, managed approximately $89.3 billion of assets across multiple strategies and investment types within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. As investment sub-adviser, GDFM makes recommendations to FSIC IV Advisor in a manner that is consistent with its existing investment and monitoring processes. See “Investment Objectives and Strategy—About GDFM.”

Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $361.0 billion as of September 30, 2016. Blackstone’s alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly traded closed-end mutual funds. Blackstone is a publicly traded limited partnership that has common units which trade on the NYSE under the ticker symbol “BX.” Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone’s periodic filings with the SEC, which can be obtained from Blackstone’s website at http://ir.blackstone.com or the SEC’s website at www.sec.gov. Information contained on Blackstone’s website and in Blackstone’s filings with the SEC is not incorporated by reference into this prospectus and such information should not be considered to be part of this prospectus.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks an investment in us involves:

●	An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

●	You may not have access to the money you invest for an indefinite period of time.

●	You should not expect to be able to sell your shares regardless of how we perform.

●	If you are unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

●	Investors in our Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares. See “Share Class Specifications.”

●	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

●	If you are able to sell your shares before we complete a liquidity event, it is likely that you will receive less than you paid for them.

●	We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, there can be no assurance that we will be able to complete a liquidity event. The distribution fee will terminate for all Class T stockholders upon a liquidity event. As such, there may be a conflict of interest relating to the timing with which FSIC IV Advisor seeks to complete a liquidity event for our stockholders.

●	We have implemented a share repurchase program, pursuant to which we intend to continue to conduct quarterly repurchases of a limited number of outstanding shares of our common stock. We intend to limit repurchases during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive under our distribution reinvestment plan. In addition, beginning with the calendar quarter ending March 31, 2017, we will limit repurchases in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter. In addition, any such repurchases will be at the net offering price in effect on the date of repurchase. For more information regarding the limitations in respect of the share repurchase program, see “Share Repurchase Program.”

●	Our board of directors may amend, suspend or terminate our share repurchase program at any time.

●	Our distributions may be funded, directly or indirectly, from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

●

Our previous distributions to stockholders were funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that are subject to repayment to our affiliate, FS Investments, and our future distributions may be funded from such waivers and reimbursements. Significant portions of these distributions were not based on our investment performance and such waivers and reimbursements by FS Investments and its affiliates, including FSIC IV Advisor, may not continue in the future and may be terminated at any time. If FS Investments had not agreed to reimburse certain of our expenses, including through the waiver of certain advisory fees, significant portions of these distributions would have come from offering proceeds or borrowings. The repayment of any amounts owed to FS Investments will reduce the future distributions to which you would otherwise be entitled.

●	We have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.

●	Our Class T shares are subject to a distribution fee. The distribution fee will be payable by us to compensate our affiliated dealer manager and its affiliates, selected broker-dealers and financial representatives for services rendered and expenses incurred in connection with the ongoing marketing, sale and distribution of our shares.

●	Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results. Among such risks, middle market companies may have limited financial resources, have shorter operating histories, are more likely to depend on the management talents and efforts of a small group of persons, generally have less predictable operating results and may have difficulty accessing the capital markets to meet future capital needs.

●	We may not make gains from our equity investments.

●	An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

●	We expect that a substantial portion of our investments will be illiquid and the lack of liquidity may adversely affect our business.

●	We have not identified specific future investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock. As a result, our offering may be considered a “blind pool” offering.

●	This is a ‘best efforts’ offering, where the broker-dealers and other financial representatives participating in the offering are only required to use their best efforts to sell our shares of common stock. The broker-dealers and financial advisors do not have a firm commitment or obligation to purchase any shares of the common stock. If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we make.

●	We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

●	While the management team of FSIC IV Advisor consists of substantially the same personnel that form the investment and operations teams of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation; FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund; FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II; FSIC III Advisor, LLC, the investment adviser to FS Investment Corporation III; and FS Global Advisor, LLC, the investment adviser to FS Global Credit Opportunities Fund, before advising us, FSIC IV Advisor had not managed a BDC or a RIC. Therefore, FSIC IV Advisor may not be able to successfully operate our business or achieve our investment objectives.

●	Because the dealer manager, FS Investment Solutions, is an affiliate of ours and FSIC IV Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review.

●	There is a risk that investors in our common stock may not receive distributions or that our distributions will not grow over time.

●	We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations, net investment income or earnings are not sufficient to fund declared distributions. We have not established limits on the amount of funds we may use from available sources to make distributions.

●	The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, it is possible that a portion of the distributions that we make will represent a return of capital to you. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSIC IV Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Each year a statement on Form 1099-DIV identifying the sources of the distributions that we make will be mailed to you. See “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Stockholders” for a discussion of the tax treatment of distribution proceeds.

●	We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC for U.S. federal income tax purposes. Failure to maintain our qualification as a RIC would subject us to U.S. federal income tax on all of our income, which would have a material adverse effect on our financial performance.

●	As a result of our need to satisfy the Annual Distribution Requirement (as defined below) to maintain RIC tax treatment under Subchapter M of the Code, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.

●	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.

●	Distributions paid by us generally do not qualify for the preferential tax rate currently applicable to certain qualifying dividends or for the corporate dividends received deduction.

●	A significant portion of our portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is uncertainty as to the value of our portfolio investments.

●

We invest primarily in senior secured loans and second lien secured loans of private middle market U.S. companies and, to a lesser extent, senior secured bonds, subordinated debt and selected equity investments issued by private U.S. companies. There is no limit on the amount of subordinated debt and selected equity investments in which we may invest. For our senior secured debt investments, the collateral pledged may decrease in value or lose its entire value over time, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital, which may lead to a loss in principal. In addition, collateral is generally only available to satisfy second lien debt after senior secured debt has been paid in full, which may also lead to a loss in principal. Subordinated debt investments are typically unsecured, and this may involve a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. In addition, our senior secured and second lien secured loan investments generally will be callable by the issuer at any time, which may decrease our returns on such investments. Our subordinated debt investments typically will have customary call protections, but such investments generally may be called by the issuer prior to their stated maturity, which may decrease our returns on such investments.

●	Future disruptions or instability in capital markets could have a materially adverse effect on our business, financial condition and results of operations.

●	Uncertainty with respect to the financial stability of the United States and several countries in the European Union could have a significant adverse effect on our business, financial condition and results of operations.

●	The potential for FSIC IV Advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests, and, because the base management fee is based on the average weekly value of our gross assets, FSIC IV Advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, because GDFM will receive a portion of the advisory fees paid to FSIC IV Advisor, GDFM may have an incentive to recommend investments that are riskier or more speculative.

●	FSIC IV Advisor, GDFM and their affiliates, including our officers and some of our directors, may face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in your best interests, such as the Company being unable to participate in or dispose of investments at appropriate times or favorable prices.

●	The purchase price at which you purchase shares will be determined at each weekly closing date. As a result, your purchase price may be higher than the prior weekly closing price per share, and therefore you may receive fewer shares than if you had subscribed at the prior weekly closing price.

●	We borrow funds to make investments. As a result, we are exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.

●	Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.

●	The total return swap, or the TRS, entered into by our wholly-owned financing subsidiary exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

See “Risk Factors” beginning on page 42 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured and second lien secured loan asset class, as well as investments in debt securities of middle market companies.

Attractive Opportunities in Senior Secured and Second Lien Secured Loans

We believe that opportunities in senior secured and second lien secured loans are significant because of the variable rate structure of most senior secured debt issues and because of the strong defensive characteristics of this investment class. Given current market conditions, we believe that debt issues with variable interest rates often offer a superior return profile to fixed-rate securities, since variable interest rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment.

Senior secured debt also provides strong defensive characteristics. Because this debt has priority in payment among an issuer’s security holders (i.e., holders are due to receive payment before junior creditors and equityholders), they carry the least potential risk among investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before junior creditors, such as most types of unsecured bondholders, and other security holders and preserving collateral to protect against credit deterioration.

Opportunity in Middle Market Private Companies

In addition to investing in senior secured and second lien secured loans generally, we believe that the market for lending to private companies, particularly middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Large Target Market. According to the U.S. Census Bureau, in its 2012 economic census, there were approximately 42,600 middle market companies in the United States with annual revenue between $50 million and $2.5 billion, compared with approximately 1,350 companies with revenues greater than $2.5 billion. These middle market companies represent, we believe, a significant portion of the growth segment of the U.S. economy and often require substantial capital investment to grow their businesses. Middle market companies have generated a significant number of investment opportunities for investment programs managed by our affiliates and GDFM over the past several years, and we believe that this market segment will continue to produce significant investment opportunities for us.

Limited Investment Competition. Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to middle market companies.

We believe that lending and originating new loans to middle market companies, which are often private, generally requires a greater dedication of the lender’s time and resources compared to lending to larger companies, due in part to the smaller size of each investment and the often fragmented nature of information available from these companies. In addition, middle market companies may require more active monitoring and participation on the lender’s part. We believe that many large financial organizations, which often have relatively high cost structures, are not suited to deal with these factors and instead emphasize services and transactions to larger corporate clients with a consequent reduction in the availability of financing to middle market companies.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions. We believe that these factors will result in advantageous conditions in which to pursue our investment objectives of generating current income and, to a lesser extent, long-term capital appreciation.

Characteristics of and Risks Related to Investments in Private Companies

We invest primarily in the debt of private middle market U.S. companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt securities that we hold. Second, the investments themselves may often be illiquid. The securities of most of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, most of our directly originated investments generally will not be traded on any secondary market and a trading market for such investments may not develop. The securities may also be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSIC IV Advisor and/or GDFM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in, investing in these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors. See “Risk Factors—Risks Related to Our Investments—An investment strategy focused primarily on privately held companies present certain challenges, including the lack of available information about these companies.”

Investment Strategy

Our principal focus is to invest in senior secured and second lien secured loans of private middle market U.S. companies, and to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio to be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from our target companies as primary market or directly originated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds, CLOs, other debt securities and derivatives, including total return swaps and credit default swaps. FSIC IV Advisor will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments.

When identifying prospective portfolio companies, we focus primarily on the attributes set forth below, which we believe will help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

●	Leading, Defensible Market Positions. We seek to invest in companies that have developed what we believe to be strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

●	Investing in Stable Companies With Positive Cash Flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.

●	Proven Management Teams. We focus on companies that have experienced management teams with an established track record of success. We will typically prefer our portfolio companies to have proper incentives in place, which may include non-cash and performance-based compensation, to align management’s goals with ours.

●	Private Equity Sponsorship. We seek to participate in transactions sponsored by what we believe to be sophisticated and seasoned private equity firms. FSIC IV Advisor’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an endorsement of the quality of the investment. Further, by co-investing with such experienced private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from the due diligence review performed by the private equity firm, in addition to our own due diligence review. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise which could provide additional protections for our investments.

●	Allocation Among Various Issuers and Industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.

●	Viable Exit Strategy. While we attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions, we expect that a large portion of our portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, we focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

See “Investment Objectives and Strategy” for additional information regarding our investment strategy.

In addition, in an order dated June 4, 2013, the SEC granted exemptive relief that, subject to the satisfaction of certain conditions, expands our ability to co-invest in certain privately negotiated investment transactions with our co-investment affiliates, which we believe has and may continue to enhance our ability to further our investment objectives and strategy.

Potential Competitive Strengths

We believe that we offer investors the following potential competitive strengths:

Global Platform With Seasoned Investment Professionals. We believe that the breadth and depth of the experience of FSIC IV Advisor’s senior management team, together with the wider resources of GSO’s investment team and the specific expertise of GDFM, provide us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities.

Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. We intend to invest using a longer-term focus, which we believe will provide us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

GDFM Transaction Sourcing Capability. FSIC IV Advisor seeks to leverage GDFM’s significant access to transaction flow. GDFM seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under “Regulation,” and the allocation policies of GDFM and its affiliates, as applicable, also through GSO’s direct origination channels. GDFM also relies on its relationships with private equity sponsors, investment banks and commercial banks to source investment opportunities. GDFM also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities.

Disciplined, Income-Oriented Investment Philosophy. FSIC IV Advisor and GDFM employ a defensive investment approach focused on long-term credit performance and principal protection. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

Investment Expertise Across All Levels of the Corporate Capital Structure. FSIC IV Advisor and GDFM believe that their broad expertise and experience investing at all levels of a company’s capital structure enable us to manage risk while affording us the opportunity for significant returns on our investments. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

See “Investment Objectives and Strategy—Potential Competitive Strengths” for a more detailed description of the competitive strengths we believe we offer our stockholders.

Share Class Specifications

We are initially offering Class T shares and intend to offer additional classes of our common stock in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We have applied for exemptive relief from the SEC with respect to a multiple share class structure. In the event we obtain such relief, we will be required to comply with provisions that would not otherwise be applicable to us. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class T shares offered hereby. See “Share Class Specifications.”

Our Class T shares are subject to an upfront selling commission of 3.00%, a dealer manager fee of 1.25% and an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable rules of The Financial Industry Regulatory Authority, Inc., or FINRA. Distribution fees will be paid pursuant to a distribution plan adopted by us. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

Class T shares are available for purchase by investors meeting the suitability standards described herein.

Provided we offer a class of our common stock with no sales loads or asset-backed service or distribution fees, or a No-Load Share Class, a Class T share will convert into a share of such No-Load Share Class upon the earliest of (i) such Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. If we do not receive exemptive relief to offer additional share classes and therefore do not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share purchased after the date of this prospectus reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “—Compensation of the Dealer Manager and Selected Broker-Dealers.”

Plan of Distribution

This is a continuous public offering of shares of our Class T common stock as permitted by the federal securities laws. We intend to offer additional classes of our common stock in the future subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every jurisdiction in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any jurisdiction in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but intends to use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in Class T shares. Such minimum purchase amount may be waived in our sole discretion.

We are currently offering our Class T shares on a continuous basis at a current public offering price of $11.20 per share. To the extent that the net asset value per share for a share class increases, we will sell at a price necessary to ensure that shares of such class are not sold at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of the applicable class. In the event of a material decline in the net asset value per share, which we consider to be a 2.5% decrease below the then-current net offering price, we will reduce the offering price in order to establish a new net offering price that is not more than 2.5% above the net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.fsinvestments.com.

The following table summarizes adjustments we have made to our per share public offering price of Class T shares and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.65	March 9, 2016
$10.75	March 16, 2016
$10.80	March 30, 2016
$10.85	April 27, 2016
$10.90	June 1, 2016
$10.95	June 8, 2016
$11.00	July 27, 2016
$11.05	September 21, 2016
$11.10	September 28, 2016
$11.15	October 12, 2016
$11.20	December 14, 2016

FS Investment Solutions will act as the dealer manager in connection with the sale of shares registered in this offering. The dealer manager was formed in 2007 and is an affiliate of FSIC IV Advisor. FS Investment Solutions also serves as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation III and the FSGCOF Offered Funds, and served as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation, FS Investment Corporation II, the FSGCOF Closed Funds and FS Energy and Power Fund, which closed to new investors in May 2012, March 2014, April 2016 and November 2016, respectively. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers” for information regarding the fees payable to the dealer manager in this offering.

To purchase Class T shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should make your check payable to “FS Investment Corporation IV.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. See “—How to Subscribe.”

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, the dealer manager will receive upfront selling commissions of up to 3.00% and dealer manager fees of up to 1.25% of the gross proceeds received on Class T shares sold in this offering. We expect that all of the upfront selling commissions and all or a portion of the dealer manager fees will be reallowed to selected broker-dealers and financial representatives. We expect that selected broker-dealers and financial representatives will receive, through the reallowance of upfront selling commissions, dealer manager fees and distribution fees, as described below, up to approximately 7.25% of the gross proceeds received on Class T shares sold in this offering after the date of this prospectus. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

Our Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable FINRA rules. Distribution fees will be paid pursuant to a distribution plan adopted by us. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.” Except for Class T shares purchased through investment advisors whose contracts for investment advisory and related services include a fixed or “wrap” fee or other asset-based fee arrangement, all of the distribution fee is expected to be re-allowed to selected broker-dealers and financial representatives. The distribution fee will compensate our affiliated dealer manager and its affiliates, selected broker-dealers and financial representatives for services rendered and expenses incurred in connection with the ongoing marketing, sale and distribution of our shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all Class T shares, other than shares issued under our distribution reinvestment plan. The distribution fee will terminate for all Class T stockholders upon a liquidity event.

In addition, we will stop paying the distribution fee with respect to any outstanding Class T share when the total underwriting compensation from the upfront selling commissions, dealer manager fees and distribution fee attributable to such share equals 7.25% of gross offering proceeds. We refer to this amount as the sales charge cap. The sales charge cap applicable to certain shares, including shares sold prior to the date of this prospectus, will be reduced by the amount of any upfront sales load that is waived for such shares or to otherwise account for any lower upfront sales load paid by an investor with respect to such shares. Provided we offer a No-Load Share Class in the future, upon a Class T share reaching the applicable sales charge cap, such share will be converted into a share of such No-Load Share Class and will no longer be subject to an ongoing distribution fee. If we do not receive an exemptive order satisfactory to us to offer additional share classes and therefore do not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share purchased after the date of this prospectus reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and dealer manager fees, if any, and any other sources, including the reimbursement of training and education expenses, will not exceed 10% of the gross offering proceeds from the sale of shares in the primary offering. Our underwriting compensation will not exceed 10% of the gross offering proceeds from the sale of common stock in the primary offering.

We will pay or reimburse costs of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of selling agents), attendance and sponsorship fees and cost reimbursement of employees of our dealer manager to attend seminars conducted by broker-dealers and legal fees for services provided in connection with this offering. Such payments are considered underwriting compensation in connection with this offering. All forms of non-cash compensation, as well as the aggregate difference between the price at which our sponsor purchased shares and the price at which such shares are offered to the public, will count towards the 10% limit on underwriting compensation.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC IV Advisor and GDFM and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute shares of our common stock, in determining whether such potential investors meet our suitability standards. For additional information, including special suitability standards for residents of certain jurisdictions, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described herein may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

●	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

●	Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

●	Deliver a check for the full purchase price of the shares of our common stock being subscribed for, along with the completed subscription agreement, to the selected broker-dealer or registered investment adviser. You should make your check payable to “FS Investment Corporation IV.” The initial minimum permitted purchase for Class T shares is $5,000. After you have satisfied the applicable minimum purchase requirement, additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

●	By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us, and, each investor will be generally admitted not later than the first weekly closing after the investor’s subscription was accepted by us. If the investor’s subscription is accepted, we will send confirmation and notice of our acceptance to the investor. If rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive a final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments primarily in private U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our stockholders. We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. There can be no assurance we will be able to sell the maximum amount we are offering. If we sell only a portion of the amount we are offering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents or short-term securities consistent with our BDC election and our intended election to be taxed as a RIC. See “Estimated Use of Proceeds.”

Share Repurchase Program

We do not currently intend to list our shares of common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. See “Share Repurchase Program.”

To provide our stockholders with limited liquidity, we intend to continue to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in May 2016 and the repurchase occurred in connection with our July 6, 2016 weekly closing. The following table reflects certain information regarding the tender offers we have conducted to date:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Percentage of Outstanding Shares Repurchased as of the Repurchase Date	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
Fiscal 2016
June 30, 2016	July 6, 2016	10,521	100%	0.15%	$10.7091	$112,667
September 30, 2016	October 5, 2016	9,217	100%	0.09%	$10.8558	$100,054

Our quarterly repurchases will be conducted on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase shares pursuant to our share repurchase program, we will conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of shares in this continuous public offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. Because our distribution reinvestment plan is structured as an “opt-in” program that requires stockholders to affirmatively elect to have their cash distributions reinvested in additional shares of common stock, such requirement may contribute to the illiquidity of our shares. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the liquidation of investments as of the end of the applicable period to repurchase shares. In addition, beginning with the calendar quarter ending March 31, 2017, we will limit the number of shares to be repurchased in any calendar year to 10.0% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. We intend to offer to repurchase shares on each date of repurchase at the net offering price in effect on the date of repurchase.

If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you have purchased or all of the shares that you own. Class T stockholders who choose to tender only a portion of their shares must maintain a minimum balance of $5,000 worth of Class T shares following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. To the extent you seek to tender all of the shares that you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a balance of shares of common stock of less than the minimum amount described above following such share repurchase. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time. We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting limited exemption from Rule 102(a) of Regulation M under the Exchange Act to certain BDCs. See “Share Repurchase Program.”

Liquidity Strategy

We intend to seek to complete a liquidity event for our stockholders within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. We refer to these scenarios as “liquidity events.” In the event we offer a No-Load Share Class, upon the occurrence of a liquidity event, all Class T shares will automatically convert into shares of the No-Load Share Class and the distribution fee will terminate. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and industries, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common stock on a national securities exchange, stockholders, including those who purchase shares of our common stock at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Advisory Fees

FSIC IV Advisor and GDFM are compensated for their services. Pursuant to the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC IV Advisor became entitled to a fee consisting of two components—a base management fee and an incentive fee based on our performance. The base management fee is payable quarterly in arrears and is calculated at an annual rate of 2.0% of the average weekly value of our gross assets during such period.

The incentive fee consists of two parts. The first part of the incentive fee, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears, equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital equal to 1.875%

per quarter, or an annualized hurdle rate of 7.5%. As a result, FSIC IV Advisor will not earn this part of the incentive fee for any quarter until our pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of shares of our common stock (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind, or PIK, interest and zero coupon securities), accrued income that we have not yet received in cash. Once our pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC IV Advisor will be entitled to a “catch-up” fee equal to the amount of pre-incentive fee net investment income in excess of the hurdle rate, until our pre-incentive fee net investment income for such quarter equals 2.34375% or 9.375% annually of adjusted capital. This “catch-up” feature allows FSIC IV Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSIC IV Advisor will be entitled to receive 20.0% of our pre-incentive fee net investment income.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). Such fee will equal 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, is calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. We accrue for the capital gains incentive fee, which, if earned, will be paid annually. We accrue the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSIC IV Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. Based on an interpretation of the applicable language in the Advisers Act by the staff of the Division of Investment Management of the SEC, we will “look through” the TRS entered into by our wholly-owned financing subsidiary, Cheltenham Funding LLC, or Cheltenham Funding, and Citibank, N.A., or Citibank, in calculating the capital gains incentive fee. Under this “look through” methodology, the portion of the net settlement payments received by us pursuant to the TRS which would have represented net investment income to us had we held the loans underlying the TRS directly will be treated as net investment income subject to the subordinated incentive fee on income payable to FSIC IV Advisor pursuant to the investment advisory and administrative services agreement, rather than as capital gains in accordance with U.S. generally accepted accounting principles, or GAAP, and any unrealized depreciation on individual loans underlying the TRS further reduces the capital gains incentive fee payable to FSIC IV Advisor with respect to realized gains. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Capital Gains Incentive Fee” for a discussion of the treatment of the TRS with respect to the calculation of the capital gains incentive fee.

Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement, to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.

See “Investment Advisory and Administrative Services Agreement—Overview of GDFM” for a description of the investment sub-advisory agreement and the fees payable to GDFM by FSIC IV Advisor pursuant to such agreement.

Administration

FSIC IV Advisor is reimbursed for administrative expenses it incurs on our behalf. See “Administrative Services.”

Conflicts of Interest

FSIC IV Advisor, GDFM and certain of their affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

●	The managers, officers and other personnel of FSIC IV Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund;

●	The compensation payable by us to FSIC IV Advisor and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law and our charter and bylaws. Such compensation is payable, in most cases, whether or not our stockholders receive distributions;

●	We may compete with certain affiliates for investments, including FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund, subjecting FSIC IV Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending investments on our behalf;

●	Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our stockholders, FSIC IV Advisor and GDFM will receive base management fees in connection with the management of our portfolio and may receive incentive fees in connection with the sale of our portfolio companies;

●	Because the dealer manager, FS Investment Solutions, is an affiliate of FSIC IV Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;

●	The personnel of GDFM allocate their time between assisting FSIC IV Advisor in identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in connection with GDFM’s role as investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III;

●	We may compete with other funds managed by affiliates of GDFM for investment opportunities, subjecting GDFM and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending investments to FSIC IV Advisor;

●	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which FSIC IV Advisor or GDFM provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;

●	FSIC IV Advisor, GDFM and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours;

●	GDFM and its affiliates may have existing business relationships or access to material, non-public information that would prevent GDFM from recommending certain investment opportunities that would otherwise fit within our investment objectives;

●	FSIC IV Advisor, GDFM and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may compete with us or may require substantial time and resources of FSIC IV Advisor and GDFM. Affiliates of GDFM, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GDFM have no obligation to make their originated investment opportunities available to us;

●	To the extent permitted by the 1940 Act and SEC staff interpretations, and subject to the allocation policies of FSIC IV Advisor, GDFM and any of their respective affiliates, as applicable, FSIC IV Advisor, GDFM and any of their respective affiliates may determine it is appropriate for us and one or more other investment accounts managed by FSIC IV Advisor, GDFM or any of their respective affiliates to participate in an investment opportunity. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, FSIC IV Advisor and/or GDFM, as applicable, will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate;

●	The distribution fee will be payable by us to compensate our affiliated dealer manager and its affiliates for services and expenses in connection with the ongoing marketing, sale and distribution of our shares. The distribution fee will terminate for all Class T stockholders upon a liquidity event. As such, FSIC IV Advisor may have an incentive to delay a liquidity event if such amounts receivable by our dealer manager have not been fully paid. A delay in a liquidity event may not be in the best interests of our stockholders;

●	The entities in which we invest may be counterparties or participants in agreements, transactions or other arrangements with portfolio companies of other investment funds managed by GDFM that, although GDFM determines to be consistent with the requirements of such investment funds’ governing agreements, may not have otherwise been entered into but for the affiliation with GDFM, and which may involve fees and/or servicing payments to GDFM-affiliated entities, subject to applicable law. For example, GDFM may offer portfolio companies of its investment funds, including our portfolio companies, the opportunity to enter into agreements regarding group procurement (such as a group purchasing organization), benefits management, purchase of insurance policies (which may be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a GDFM affiliate, and other similar operational initiatives that, subject to applicable law, may result in commissions or similar payments to GDFM or its affiliates, including related to a portion of the savings achieved by the portfolio company; and

●	Employees of GDFM may serve as directors or advisory board members of certain portfolio companies or other entities. In connection with such services and subject to applicable law, GDFM may receive directors’ fees or other similar compensation. Such amounts, which have not been, and are not expected to be, material, will not be passed through to us.

Reports to Stockholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record and to the securities administrator in each jurisdiction in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all stockholders of record and to the securities administrator in each jurisdiction in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless this prospectus or such registration statement is specifically amended or supplemented to include such reports. On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter.

Distributions

Our first distribution was declared for stockholders of record as of January 12, 2016. Subject to applicable legal restrictions and the sole discretion of our board of directors, we currently intend to declare regular cash distributions on a weekly basis and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. If we offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure, the per share amount of distributions on shares of such classes will differ because of different allocations of class-specific expenses. In addition, the distribution fee for shares of such classes will be different.

From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce the net asset value per share of a share class if necessary to ensure that we do not sell shares of the applicable class at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of the applicable class. The timing and amount of any future distributions to stockholders will be subject to applicable legal restrictions and the sole discretion of our board of directors.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from FS Investments. We have not established limits on the amount of funds we may use from available sources to make distributions.

Pursuant to an amended and restated expense support and conditional reimbursement agreement, dated as of October 9, 2015, or the expense reimbursement agreement,

FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. For a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions have been, and may in the future, be funded through the reimbursement of certain expenses by FS Investments and its affiliates, including through the waiver of certain investment advisory fees by FSIC IV Advisor, that are subject to repayment by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees were not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or FS Investments and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by FS Investments or its affiliates will reduce the distributions that stockholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. FS Investments and its affiliates, including FSIC IV Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common stock. As a result, it is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of stockholders’ investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSIC IV Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Each year stockholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See “Material U.S. Federal Income Tax Considerations.”

We intend to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our common stock under our distribution reinvestment plan in lieu of cash.

For additional information regarding our distributions, see “Distributions.”

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Purchases must be in the same class as the shares for which you received distributions that are being reinvested. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distribution reinvested in additional Class T shares, rather than receiving the cash distribution. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in our distribution reinvestment plan. You should contact your broker or financial intermediary regarding any such restrictions that may be applicable to your investment in shares of our common stock.

We expect to coordinate distribution payment dates so that the same price that is used for the weekly closing date on or immediately following such distribution payment date will be used to calculate the price at which shares of common stock are issued under our distribution reinvestment plan. In such case, your reinvested distributions will purchase Class T shares at a price equal to the net offering price in effect for such class at the weekly closing conducted on the day of or immediately following the distribution payment date, and such price may represent a premium to the net asset value per share for such class. No upfront selling commissions, dealer manager fees or distribution fees will be assessed on shares of common stock issued pursuant to our distribution reinvestment plan.

Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock.

For additional information regarding our distribution reinvestment plan, see “Distribution Reinvestment Plan.”

Taxation

We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute as dividends to our stockholders. To qualify for and maintain RIC tax treatment, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, each tax year, dividends of an amount at least equal to 90% of our “investment company taxable income,” which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. We maintain a website at www.fsinvestments.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as amended by the Jumpstart Our Business Startups Act, or the JOBS Act. Other than the confidential submission of draft registration statements, we do not intend to take advantage of the exemptions available to emerging growth companies, including those related to the scaled disclosure requirements and modified accounting standards created by the JOBS Act, which are otherwise available to such companies.

FEES AND EXPENSES

The following table is intended to assist stockholders in understanding the costs and expenses that a stockholder in this offering will bear directly or indirectly by investing in Class T shares. We caution stockholders that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “FS Investment Corporation IV,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder transaction expenses (fees paid directly from your investment)
Maximum sales load imposed on purchases(1)	4.25%
Annual operating expenses (as a percentage of average net assets attributable to shares)(2)
Base management fee(3)	3.00%
Incentive fees payable under our investment advisory and administrative services agreement(4)	See Note 5
Interest payments on borrowed funds(5)	1.50%
Distribution fee(6)	1.00%
Other expenses(7)	2.16%

Total annual expenses	7.66%

(1)	“Sales load” includes upfront selling commissions and dealer manager fees and is presented as a percentage of gross offering proceeds.

(2)	Amount assumes that we sell $500.0 million worth of Class T shares during the twelve months following September 30, 2016. The table also assumes that our net offering proceeds from such sales equal approximately $478.8 million, resulting in estimated net assets of approximately $591.3 million, and average net assets of approximately $351.9 million, based on our net assets of approximately $112.5 million as of September 30, 2016, and that we borrow funds equal to 50% of our average net assets during such period, or approximately $176.0 million. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $500.0 million worth of Class T shares during the twelve months following September 30, 2016.

(3)	Our base management fee under the investment advisory and administrative services agreement is payable quarterly in arrears and is calculated at an annual rate of 2.0% of our average weekly value of our gross assets during such period, which are assumed to equal 150% of our average net assets as described in Note (2) above. The figure in the table is calculated on the basis of our assumed average net assets over the following twelve months and illustrates the effect of leverage. See “Investment Advisory and Administrative Services Agreement—Overview of FSIC IV Advisor—Advisory Fees.” The base management fee shown in the table above is higher than the contractual rate because the base management fee in the table is required to be calculated as a percentage of our average net assets, rather than our average weekly value of our gross assets.

(4)	Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FSIC IV Advisor in the twelve months following September 30, 2016. However, the incentive fee payable to FSIC IV Advisor is based on our performance and will not be paid unless we achieve certain performance targets. As we cannot predict whether we will meet the necessary performance targets, we have assumed that no incentive fee will be paid for purposes of this chart. We expect the incentive fees we pay to increase to the extent we earn greater interest income through our investments in portfolio companies, and realize capital gains upon the sale of investments in our portfolio companies.

The incentive fee consists of two parts. The first part of the incentive fee, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of shares of our common stock (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Because the example below assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the following twelve months.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, is calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. This table assumes no incentive fee on capital gains during the twelve months following September 30, 2016. See “Investment Advisory and Administrative Services Agreement—Overview of FSIC IV Advisor—Advisory Fees” for a full explanation of how both parts of the incentive fee are calculated.

(5)	We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our stockholders. The figure in the table assumes we borrow for investment purposes an amount equal to 50% of our average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 3.0%. Our ability to incur leverage during the twelve months following September 30, 2016 depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering and capital markets conditions. Because the base management fee will be based on the average weekly value of our gross assets, our use of leverage will increase the base management fee paid to FSIC IV Advisor.

(6)	Percentage reflects an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable FINRA rules. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee will compensate our affiliated dealer manager and its affiliates, selected broker-dealers and financial representatives for services rendered and expenses incurred in connection with the ongoing marketing, sale and distribution of our shares. The distribution fee is payable by us with respect to our Class T shares. See “Plan of Distribution” for a more complete description of the compensation paid to the dealer manager and others affiliated with the sale of shares.

(7)	Other expenses primarily include accounting, legal and auditing fees, organization and offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to our directors who do not also serve in an executive officer capacity for us or FSIC IV Advisor. Amount also reflects estimated offering costs to be incurred by us of up to approximately $3.8 million if we raise $500.0 million in gross proceeds. We defer and amortize such costs as an expense over twelve months as we raise proceeds from the continuous public offering. Under the terms of the investment advisory and administrative services agreement, FSIC IV Advisor is entitled to receive up to 0.75% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by FSIC IV Advisor or its affiliates (including FS Investments) have been recovered. The organization and offering expense reimbursement consists of costs incurred by FSIC IV Advisor and its affiliates on our behalf for legal, accounting, printing and other offering costs, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of FSIC IV Advisor’s employees, employees of its affiliates and others while engaged in registering and marketing our common stock, which will include development of marketing materials and presentations, training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by FSIC IV Advisor. FSIC IV Advisor will be responsible for the payment of our cumulative organization and offering costs to the extent they exceed 0.75% of the aggregate proceeds from this offering, without recourse against or reimbursement by us. The amount presented in the table reflects estimated amounts we expect to expense during the twelve months following September 30, 2016, assuming we raise approximately $500.0 million during such time.

Example

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in Class T shares. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the percentage levels set forth in the table above, except that the investment would reach the applicable sales charge cap within three years and therefore the distribution fee will terminate within three years from the date of purchase. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

You would pay the following expenses on a $1,000 investment in Class T shares, assuming a 5.0% annual return:

	1 Year	3 Years	5 Years	10 Years
Assuming a 5.0% annual return (none of which is subject to our incentive fee on capital gains)(1)	$115	$254	$370	$642
Assuming a 5.0% annual return resulting from net realized capital gains(2)	$124	$278	$406	$696

(1)	Assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation on any cumulative basis in any of the indicated time periods.

(2)	Assumes no unrealized capital depreciation.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Because the example assumes, as required by the SEC, a 5.0% annual return, no subordinated incentive fee on income would be accrued and payable in any of the indicated time periods. Our performance will vary and may result in a return greater or less than 5.0%. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our stockholders, would be higher. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q:	What is a “BDC”?

A:	BDCs are closed-end funds that elect to be regulated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. BDCs make investments primarily in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and generally elect to be taxed as RICs for U.S. federal income tax purposes.

Q:	What is a “RIC”?

A:	A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level U.S. federal income taxes on any income that it distributes to its stockholders. To qualify for and maintain qualification as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, each tax year, dividends of an amount at least equal to 90% of its “investment company taxable income,” which is generally the sum of its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:	Who will choose which investments to make?

A:	All investment decisions will be made by FSIC IV Advisor and will require the unanimous approval of its investment committee. The members of FSIC IV Advisor’s investment committee are Messrs. Forman, Stahlecker, Klehr and Coleman. Pursuant to an investment sub-advisory agreement with FSIC IV Advisor, GDFM acts as our investment sub-adviser, and makes investment recommendations for our benefit to FSIC IV Advisor. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.

Q:	What is the experience of FSIC IV Advisor and GDFM?

A:	Our investment activities are managed by FSIC IV Advisor, which oversees the management of our activities, and GDFM, which assists with the day-to-day management of our investment operations. FSIC IV Advisor is an affiliate of FS Investments. We believe FSIC IV Advisor’s senior management team has significant experience across private lending and private equity investing, including experience advising and managing BDCs through their management of the investment advisers to other BDCs and closed-end funds. See “Management” for more information on the experience of the members of the senior management team.

Our investment sub-adviser, GDFM, is a wholly-owned subsidiary of GSO. GSO is the credit platform of Blackstone, a leading global alternative asset manager. The credit platform is one of Blackstone’s four business segments. As of September 30, 2016, GSO and its affiliates, excluding Blackstone, managed approximately $89.3 billion of assets across multiple strategies and investment types within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. As investment sub-adviser, GDFM makes recommendations to FSIC IV Advisor in a manner that is consistent with its existing investment and monitoring processes. GDFM also serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III, and GDFM’s parent, GSO, serves as the investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund. See “Investment Advisory and Administrative Services Agreement—Overview of GDFM” for more information on GDFM.

Q:	How does a “best efforts” offering work?

A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers and other financial representatives participating in the offering are only required to use their best efforts to sell the shares of common stock. Broker-dealers and other financial representatives do not have a firm commitment or obligation to purchase any of the shares of common stock.

Q:	How long will this offering last?

A:	This is a continuous public offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every jurisdiction in which we offer or sell shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling shares in any jurisdiction in which our registration is not annually renewed or otherwise extended. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:	What are some of the material risks of investing in us?

A:	Other than those investments reflected in the schedule of investments in our most recent financial statements at the time you subscribe for our shares, you will not have the opportunity to evaluate our investments prior to purchasing our common stock. You may not have access to the money you invest for an indefinite period of time. You should not expect to be able to sell your shares regardless of how we perform. If you are unable to sell your shares, you will be unable to reduce your exposure on any market downturn. If you are able to sell your shares before we complete a liquidity event, it is likely that you will receive less than you paid for them. Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses. You should carefully review the “Risk Factors” section of this prospectus which contains a detailed discussion of the material risks that you should consider before you invest in shares of our common stock.

Q:	What conflicts of interest may we face?

A:	FSIC IV Advisor, GDFM and certain of their affiliates may experience various conflicts of interest in connection with the management of our business affairs. See “Prospectus Summary—Conflicts of Interest.”

Q:	Will I receive a stock certificate?

A:	No. Our board of directors has authorized the issuance of shares of our common stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:	Who can buy shares of common stock in this offering?

A:	While the minimum net worth and investment levels may be higher in certain jurisdictions, unless otherwise indicated, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000 or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor: (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC IV Advisor and GDFM and (e) the tax consequences of the investment.

Class T shares are available for purchase by investors meeting the suitability standards described herein.

Provided we offer a No-Load Share Class, a Class T share will convert into a share of such No-Load Share Class upon the earliest of (i) such Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. If we do not receive exemptive relief to offer additional share classes and therefore do not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share purchased after the date of this prospectus reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “—Compensation of the Dealer Manager and Selected Broker-Dealers.”

Generally, you must purchase at least $5,000 in our Class T shares. After you have satisfied the applicable minimum purchase requirement, additional purchases of Class T shares must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain jurisdictions, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase shares of our common stock. The upfront selling commissions and dealer-manager fees, if any, that are payable in this offering may be reduced or waived for certain purchasers, including our affiliates.

Q:	How do I subscribe for shares of common stock?

A:	If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us, and, each investor will be generally admitted not later than the first weekly closing after the investor’s subscription was accepted by us. If the investor’s subscription is accepted, we will send confirmation and notice of our acceptance to the investor. If rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:	Is there any minimum initial investment required?

A:	Yes. To purchase Class T shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of Class T shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. Such minimum purchase amount may be waived in our sole discretion. See “Plan of Distribution.”

Q:	Can I invest through my IRA, Keogh or after-tax deferred account?

A:	Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:	What kinds of fees will I be paying?

A:	Investors may incur different kinds of fees. First, there are stockholder transaction expenses that consist of a one-time, upfront selling commission and dealer manager fee, which are calculated as a percentage of the public offering price. In addition, Class T shares are subject to a distribution fee calculated as a percentage of the estimated value of such shares. Lastly, our investors will bear the recurring fees and expenses payable by us. As an externally managed BDC, we will incur various recurring expenses, including base management fees, incentive fees and administrative costs that are payable under the investment advisory and administrative services agreement. Our investors also incur our direct expenses, including administrative expenses, organization and offering costs, and other expenses incurred by us relating to our ongoing operations. See “Fees and Expenses,” “Investment Advisory and Administrative Services Agreement” and “Share Class Specifications” for more information.

Q:	How will the payment of fees and expenses affect my invested capital?

A:	The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the net asset value of your shares of common stock.

Q:	Will the distributions I receive be taxable?

A:	Cash distributions by us generally will be taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. Under current law, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of either 15% or 20%, depending on whether the stockholder’s income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is, generally, our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Q:	When will I get my detailed tax information?

A:	We will send to each of our U.S. stockholders, within 75 days after the end of our fiscal year, a notice detailing, on a per share and per distribution basis, the amounts to be included in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gains.

Q:	Will I be notified on how my investment is doing?

A:	Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders of record within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless this prospectus or such registration statement is specifically amended or supplemented to include such reports.

Q:	Will I be able to sell my shares of common stock in a secondary market?

A:	We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, it is unlikely that stockholders will be able to sell their shares. If you are able to sell your shares, it is likely that you will have to sell them at a significant discount to the purchase price of your shares.

Q:	Are there any restrictions on the transfer of shares?

A:	No. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as described in “Share Class Specifications,” our shares of common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. We intend to limit repurchases during any calendar year to the number of shares of common stock we can repurchase with the proceeds we receive under our distribution reinvestment plan. In addition, beginning with the calendar quarter ending March 31, 2017, we will limit repurchases in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter. Any such repurchases will be at the net offering price in effect on the date of repurchase. See “Share Repurchase Program.” As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors—Risks Related to Our Continuous Public Offering and an Investment in Our Common Stock.”

Q:	Will I otherwise be able to liquidate my investment?

A:	We intend to seek to complete a liquidity event for our stockholders within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. Provided we offer a No-Load Share Class, upon the occurrence of a liquidity event, all Class T shares will automatically convert into shares of such No-Load Share Class and the distribution fee will terminate. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Q:	Who can help answer my questions?

A:	If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial representative or the dealer manager at:

FS Investment Solutions, LLC

201 Rouse Boulevard

Philadelphia, PA 19112

(877) 372-9880

Attention: Investor Services

SELECTED FINANCIAL DATA

You should read this selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected financial data as of and for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016 has been derived from our unaudited consolidated financial statements and the selected financial data as of and for the period from February 15, 2015 (Inception) to December 31, 2015 has been derived from our audited consolidated financial statements.

Dollar amounts are presented in thousands, except for per share data.

	Period from January 6, 2016 (Commencement of Operations) through September 30, 2016(1)	Period from February 15, 2015 (Inception) to December 31, 2015(1)
Statements of operations data:
Investment income	$1,386	—
Operating expenses
Total expenses	3,492	—
Less: Expense reimbursement from sponsor	(666)	—

Net expenses	2,826	—

Net investment income (loss)	(1,440)	—
Total net realized and unrealized gain (loss) on investments and total return swap	5,858	—

Net increase (decrease) in net assets resulting from operations	4,418	—

Per share data:(2)
Net investment income (loss)—basic and diluted	$(0.29)	—

Net increase (decrease) in net assets resulting from operations—basic and diluted	$0.88	—

Distributions declared(3)	$0.47	—

Balance sheet data:
Total assets	$156,163	$200

Total net assets	$112,537	$200

Other data:
Total return(4)	10.07%	—
Total return (without assuming reinvestment of distributions)(5)	9.82%	—
Number of portfolio company investments at period end	16	—
Total portfolio investments for the period	$123,560	—
Proceeds from sales and repayments of investments	$73,072	—

(1)	We formally commenced investment operations on January 6, 2016. Prior to such date, we had no operations except for matters relating to our organization.

(2)	The per share data was derived by using the weighted average shares outstanding during the period from January 6, 2016 (Commencement of Operations) through September 30, 2016.

(3)	The per share data for distributions reflects the actual amount of distributions paid per share during the period from January 6, 2016 (Commencement of Operations) through September 30, 2016.

(4)	The total return for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016 was calculated based on the change in net asset value during the period, including the impact of distributions reinvested in accordance with our distribution reinvestment plan. The total return does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of our common stock. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of our future total return, which may be greater or less than the return shown in the table due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rates payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculation set forth above represents the total return on our investment portfolio during the period and does not represent an actual return to stockholders.

(5)	The total return (without assuming reinvestment of distributions) for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016 was calculated by taking the net asset value per share as of the end of the period, adding the cash distributions per share which were declared during the period and dividing the total by the net asset value per share at the beginning of the period. The total return (without assuming reinvestment of distributions) does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of our common stock. The total return (without assuming reinvestment of distributions) includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return (without assuming reinvestment of distributions) in the table should not be considered a representation of our future total return (without assuming reinvestment of distributions), which may be greater or less than the return shown in the table due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rates payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculation set forth above represents the total return on our investment portfolio during the period and does not represent an actual return to stockholders.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Continuous Public Offering and an Investment in Our Common Stock

Our shares are not listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, if stockholders purchase shares in this offering, it is unlikely that they will be able to sell them and, if they are able to do so, it is unlikely that they will receive a full return of their invested capital.

Our shares are illiquid assets for which there is not a secondary market and it is not expected that any will develop in the foreseeable future. There can be no assurance that we will complete a liquidity event. A liquidity event could include: (1) a listing of our shares on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. Provided we offer a No-Load Share Class, upon the occurrence of a liquidity event, all Class T shares will automatically convert into shares of such No-Load Share Class and the distribution fee will terminate.

In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price stockholders paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program. If our shares are listed, we cannot assure stockholders that a public trading market will develop. In addition, a liquidity event involving a listing of our shares on a national securities exchange may include certain restrictions on the ability of stockholders to sell their shares. Further, even if we do complete a liquidity event, stockholders may not receive a return of all of their invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her shares.

A liquidity event could include: (1) a listing of our common stock on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. However, there can be no assurance that we will complete a liquidity event by a specified date or at all. If we do not successfully complete a liquidity event, liquidity for a stockholder’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

FSIC IV Advisor may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our stockholders.

The distribution fee will be payable by us to compensate our affiliated dealer manager and its affiliates for services and expenses in connection with the ongoing marketing, sale and distribution of our shares. The distribution fee will terminate for all Class T stockholders upon a liquidity event. As such, FSIC IV Advisor may have an incentive to delay a liquidity event if such amounts receivable by our dealer manager have not been fully paid. A delay in a liquidity event may not be in the best interests of our stockholders.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling Class T shares at a net offering price below the net asset value per share of such class.

The purchase price at which an investor purchases Class T shares will be determined at each weekly closing date to ensure that the sales price of such class, after deducting upfront selling commissions and dealer manager fees, if any, is equal to or greater than the net asset value per share of such class. As a result, in the event of an increase in the net asset value per share of such class, the investor’s purchase price may be higher than the prior weekly closing price per share of such class, and therefore he or she may receive a smaller number of Class T shares than if he or she had subscribed at the prior weekly closing price. See “Determination of Net Asset Value.”

We are a relatively new company and have a limited operating history.

We were formed on February 25, 2015 and formally commenced investment operations on January 6, 2016 after satisfying the minimum offering requirement of selling $1.0 million of our common stock to persons not affiliated with us or FSIC IV Advisor. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of our common stock could decline substantially.

As a new company with relatively few investments, our continuous public offering may be deemed to be a “blind pool” offering. An investor may not have the opportunity to evaluate historical data or assess our future investments prior to purchasing our shares.

Other than those investments reflected in the schedule of investments in our most recent financial statements at the time an investor subscribed for our shares, an investor will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning future investments we make using the proceeds from our continuous public offering prior to making a decision to purchase our shares. An investor must rely on FSIC IV Advisor and GDFM to implement our investment policies, to evaluate all of our investment opportunities and to structure the terms of our investments rather than evaluating our investments in advance of purchasing shares of our common stock. Because investors are not able to evaluate our investments in advance of purchasing our shares, our continuous public offering may entail more risk than other types of offerings. This additional risk may hinder an investor’s ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

If we are unable to raise substantial funds in our ongoing, continuous “best efforts” public offering, we will be limited in the number and type of investments we may make, and the value of a stockholder’s investment in us may be reduced in the event our assets under-perform.

Our continuous public offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. Even though we established a minimum size of our offering necessary for us to release funds from the escrow account and utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a portfolio of investments that meets our investment objectives and criteria. To the extent that less than the maximum number of shares is subscribed for, the opportunity for the allocation of our investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of our expenses over a smaller capital base.

The dealer manager in our continuous public offering may be unable to sell a sufficient number of shares for us to achieve our investment objectives.

The dealer manager for our continuous public offering is FS Investment Solutions. There is no assurance that our dealer manager will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a portfolio of investments allocated among various issuers and industries and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objectives and stockholders could lose some or all of the value of their investment.

Because the dealer manager for our continuous public offering is one of our affiliates, stockholders will not have the benefit of an independent due diligence review of us by our affiliated dealer manager, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review by our affiliated dealer manager increases the risks and uncertainty faced as a stockholder.

The dealer manager for our continuous public offering is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, stockholders do not have the benefit of an independent review and investigation of our offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering.

Our ability to successfully conduct our continuous public offering depends, in part, on the ability of the dealer manager to establish, operate and maintain a network of broker-dealers.

The success of our continuous public offering, and correspondingly our ability to implement our business strategy, depends upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our continuous public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, stockholders could lose all or a part of their investment.

Only a limited number of shares will be repurchased pursuant to our share repurchase program and stockholders may not be able to sell all of their shares under our share repurchase program or recover the amount of their investment in those shares.

Our share repurchase program includes numerous restrictions that limit stockholders’ ability to sell their shares. We intend to limit the number of shares repurchased pursuant to our share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan, although at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the liquidation of investments as of the end of the applicable period to repurchase shares; (2) beginning with the calendar quarter March 31, 2017, we will limit the number of shares to be repurchased in any calendar year to 10.0% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter (though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above); (3) unless you tender all of your shares, you must tender at least 25% of the number of shares you have purchased and generally must maintain a minimum balance of $5,000 in Class T shares, subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares tendered for repurchase exceeds the number of shares that we are able to repurchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. If we offer additional classes of our common stock, our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. Any of the foregoing limitations may prevent us from accommodating all repurchase requests made in any year. For example, our affiliate, FS Investment Corporation, commenced a share repurchase program in March 2010 with substantially similar terms as our share repurchase program. Because FS Investment Corporation had relatively few shares outstanding during the first year of its operations, the limitation described in clause (2) above resulted in fewer than all of the tendered shares being repurchased in two tender offers conducted by FS Investment Corporation in 2010.

In addition, our board of directors may amend, suspend or terminate the share repurchase program at any time. We will notify stockholders of such developments (1) in our quarterly reports or (2) by means of a separate mailing to stockholders, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the share repurchase program and to cease repurchases. Further, the share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

Additionally, our repurchase of shares will decrease our assets, and, therefore, will have the effect of increasing our expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect our ability to be fully invested or force us to maintain a higher percentage of our assets in liquid investments, which may harm our investment performance.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to our share repurchase program, we may offer to repurchase shares at a price that is lower than the price that stockholders paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which a stockholder may sell shares, which we expect will be at the net offering price in effect on the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event a stockholder chooses to participate in our share repurchase program, the stockholder will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although a stockholder will have the ability to withdraw a repurchase request prior to the expiration date of such tender offer, to the extent a stockholder seeks to sell shares to us as part of our share repurchase program, the stockholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure investors that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if GDFM identifies privately negotiated investment opportunities that meet our investment objectives, because we do not have exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term) and the allocation policies of FSIC IV Advisor, GDFM and their respective affiliates.

Prior to investing in securities of portfolio companies, we will invest the net proceeds of our continuous public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objectives may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

We may pay distributions from offering proceeds, borrowings or the sale of assets.

To the extent declared distributions exceed our net investment income or cash flow from operations, we may fund distributions from the uninvested proceeds of our continuous public offering or borrowings, and we have not established limits on the amount of funds we may use from these sources to make future distributions. We have also paid and may continue to pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from any of the aforementioned sources could reduce the amount of capital we ultimately invest in our portfolio companies.

A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,100,000,000 shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter to increase the number of authorized shares of stock without stockholder approval. After an investor purchases shares, our board of directors may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of FSIC IV Advisor. To the extent we issue additional equity interests after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, a stockholder may also experience dilution in the book value and fair value of his or her shares.

Our distributions to stockholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our expense reimbursement agreement.

For a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions have been, and may in the future, be funded through the reimbursement of certain expenses by FS Investments and its affiliates, including through the waiver of certain investment advisory fees by FSIC IV Advisor, that are subject to repayment by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees were not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or FS Investments and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by FS Investments or its affiliates will reduce the distributions that stockholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. FS Investments and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

Certain provisions of our charter and bylaws, as well as provisions of the Maryland General Corporation Law, could deter takeover attempts and have an adverse impact on the value of our common stock.

The Maryland General Corporation Law, or the MGCL, and our charter and bylaws contain certain provisions that may have the effect of discouraging, delaying or making difficult a change in control of our company or the removal of our incumbent directors. Under the Business Combination Act of the MGCL, certain business combinations between us and an “interested stockholder” (defined generally to include any person who beneficially owns 10% or more of the voting power of our outstanding shares) or an affiliate thereof are prohibited for five years and thereafter are subject to special stockholder voting requirements, to the extent that such statute is not superseded by applicable requirements of the 1940 Act. However, our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any person to the extent that such business combination receives the prior approval of our board of directors, including a majority of our directors who are not interested persons as defined in the 1940 Act. Under the Control Share Acquisition Act of the MGCL, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by directors who are employees of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our common stock, but such provision may be repealed at any time (before or after a control share acquisition). However, we will amend our bylaws to repeal such provision (so as to be subject to the Control Share Acquisition Act) only if our board of directors determines that it would be in our best interests and if the staff of the SEC does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act. The Business Combination Act (if our board of directors should repeal the resolution) and the Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

In addition, at any time that we have a class of equity securities registered under the Exchange Act and we have at least three independent directors, certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director.

Moreover, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter to increase the number of shares of stock of any class or series that we have authority to issue.

These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

The net asset value of our common stock may fluctuate significantly.

The net asset value of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include: (i) changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs; (ii) loss of RIC status (once obtained) or BDC status; (iii) changes in earnings or variations in operating results; (iv) changes in the value of our portfolio of investments; (v) changes in accounting guidelines governing valuation of our investments; (vi) any shortfall in revenue or net income or any increase in losses from levels expected by investors; (vii) departure of our investment adviser or sub-adviser or certain of their respective key personnel; (viii) general economic trends and other external factors; and (ix) loss of a major funding source.

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

Our investments in senior secured loans, second lien secured loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and there is no limit on the amount of any such investments in which we may invest.

Senior Secured Loans, Second Lien Secured Loans and Senior Secured Bonds. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien secured debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien secured debt is paid. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce our remedies.

Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to stockholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Below Investment Grade Risk. In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances where we exercise control over the borrower or render significant managerial assistance.

We generally will not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

Interest rates have recently been at or near historic lows. In the event of a rising interest rate environment, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Second priority liens on collateral securing debt investments that we make in our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make in portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against such company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Our investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies.

When investing in CLOs, we may invest in any level of a CLO’s subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that we may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, we will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments we make in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.

A covenant breach by our portfolio companies may harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

Investments in middle market companies involve some of the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that they:

●	may have limited financial resources and may be unable to meet the obligations under their debt securities that we may hold, which may be accompanied by a deterioration in the value of any collateral pledged under such securities and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

●	have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

●	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

●

generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers and directors, and members of FSIC IV Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

●	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make may include equity related securities, such as rights and warrants that may be converted into or exchanged for common stock or the cash value of the common stock. In addition, we may make direct equity investments in portfolio companies. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We may also be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may be unable to exercise any put rights we acquire, which grant us the right to sell our equity securities back to the portfolio company, for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately held companies present certain challenges, including the lack of available information about these companies.

Our investments are primarily in privately held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt securities, that we hold. Second, the investments themselves often may be illiquid. The securities of most of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSIC IV Advisor and/or GDFM to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

A lack of liquidity in certain of our investments may adversely affect our business.

We invest in certain companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Our investments may include original issue discount and payment-in-kind instruments.

To the extent that we invest in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

●	The higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

●	Original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

●	An election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our gross assets and, as such, increases FSIC IV Advisor’s future base management fees which, thus, increases FSIC IV Advisor’s future income incentive fees at a compounding rate;

●	Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

●	The deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

●	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

●	For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

●	The required recognition of PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to stockholders in order to maintain our ability to be subject to tax as a RIC; and

●	Original issue discount may create a risk of non-refundable cash payments to FSIC IV Advisor based on non-cash accruals that may never be realized.

We have entered into a total return swap agreement which exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage

Our wholly-owned financing subsidiary, Cheltenham Funding, has entered into a TRS for a portfolio of senior secured floating rate loans with Citibank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap” for a more detailed discussion of the terms of the TRS between Cheltenham Funding and Citibank.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables us, through our ownership of Cheltenham Funding, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest type payment to Citibank. As such, the TRS is analogous to Cheltenham Funding borrowing funds to acquire loans and incurring interest expense to a lender.

The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant.

A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In the case of the TRS with Citibank, Cheltenham Funding is required to post cash collateral amounts to secure its obligations to Citibank under the TRS. Citibank, however, is not required to collateralize any of its obligations to Cheltenham Funding under the TRS. Cheltenham Funding bears the risk of depreciation with respect to the value of the loans underlying the TRS and is required under the terms of the TRS to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying loans after such value decreases below a specified amount. The amount of collateral required to be posted by Cheltenham Funding is determined primarily on the basis of the aggregate value of the underlying loans.

The limit on the additional collateral that Cheltenham Funding may be required to post pursuant to the agreements between Cheltenham Funding and Citibank that collectively establish the TRS, which agreements are collectively referred to herein as the TRS Agreement, is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Cheltenham Funding (determined without consideration of the initial cash collateral posted for each loan included in the TRS). Cheltenham Funding’s maximum liability under the TRS is the amount of any decline in the aggregate value of the loans subject to the TRS, less the amount of the cash collateral previously posted by Cheltenham Funding. Therefore, the absolute risk of loss with respect to the TRS is the notional amount of the TRS.

Included among the customary events of default and termination events in the TRS Agreement are: (a) a failure to satisfy the portfolio criteria or obligation criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Cheltenham Funding or us with respect to indebtedness in an amount equal to or greater than $0.1 million or $10.0 million, respectively; (d) Cheltenham Funding ceasing to be our wholly-owned subsidiary; (e) either us or Cheltenham Funding amending constituent documents to alter our investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; (f) our ceasing to be the investment manager of Cheltenham Funding or having authority to enter into transactions under the TRS on behalf of Cheltenham Funding, and not being replaced by an entity reasonably acceptable to Citibank; (g) FSIC IV Advisor (or an entity reasonably acceptable to Citibank) ceasing to be our investment adviser or GDFM (or an affiliate) ceasing to be the investment sub-adviser to FSIC IV Advisor; (h) Cheltenham Funding failing to comply with its investment strategies or restrictions to the extent such non-compliance has or could reasonably be expected to have a material adverse effect; (i) Cheltenham Funding becoming liable in respect of any obligation for borrowed money, other than arising under the TRS Agreement; (j) we dissolve or liquidate; (k) there occurs, without the prior consent of Citibank, any material change to or departure from our policies or the policies of Cheltenham Funding that may not be changed without the vote of our stockholders and that relates to Cheltenham Funding’s performance of its obligations under the TRS Agreement; and (l) we violate certain provisions of the 1940 Act or our election to be regulated as a BDC is revoked or withdrawn.

In addition to the rights of Citibank to terminate the TRS following an event of default or termination event as described above, Citibank may terminate the TRS on or after January 19, 2017, the first anniversary of the effectiveness of the TRS. Cheltenham Funding may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Cheltenham Funding will be required to pay an early termination fee to Citibank if it elects to terminate the TRS prior to the one year anniversary of the effective date. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments which would be owed by Cheltenham Funding to Citibank for the period from the termination date through and including January 19, 2017. Such monthly payments will equal the product of (x) 85%, multiplied by (y) the maximum notional amount of the TRS, multiplied by (z) 1.60% or 1.50% per annum, as applicable. Other than during the first 90 days and last 30 days of the term of the TRS, Cheltenham Funding is required to pay a minimum usage fee if less than 85% of the maximum notional amount of the TRS is utilized and an unused fee on any amounts unutilized if greater than 85% but less than 100% of the maximum notional amount of the TRS is utilized.

Upon any termination of the TRS, Cheltenham Funding will be required to pay Citibank the amount of any decline in the aggregate value of the loans subject to the TRS or, alternatively, will be entitled to receive the amount of any appreciation in the aggregate value of such loans. In the event that Citibank chooses to exercise its termination rights, it is possible that Cheltenham Funding will owe more to Citibank or, alternatively, will be entitled to receive less from Citibank than it would have if Cheltenham Funding controlled the timing of such termination due to the existence of adverse market conditions at the time of such termination. In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See “—Risks Related to Debt Financing” below.

We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer’s failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer’s defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer’s defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer’s defaulted debt securities from the seller of protection.

Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.

A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage. See “—Risks Related to Debt Financing.”

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Risks Related to Our Business and Structure

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. Moreover, we have significant investment flexibility within our investment strategy. Therefore, we may invest our assets in ways with which stockholders may not agree. We also cannot predict the effect any changes to our investment policy, current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay stockholders distributions and cause them to lose all or part of their investment. Moreover, we will have significant flexibility in investing the net proceeds of our continuous public offering and may use the net proceeds from such offering in ways with which stockholders may not agree or for purposes other than those contemplated in this or any other prospectus relating to our continuous public offering. Finally, because our shares are not expected to be listed on a national securities exchange for the foreseeable future, stockholders will be limited in their ability to sell their shares in response to any changes in our investment policy, operating policies, investment criteria or strategies.

Future disruptions or instability in capital markets could negatively impact the valuation of our investments and our ability to raise capital.

From time to time, the global capital markets may experience periods of disruption and instability, which could be prolonged and which could materially and adversely impact the broader financial and credit markets, have a negative impact on the valuations of our investments and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. More recently, the macroeconomic environment, including concerns regarding the Chinese economy, declines in commodity prices and increasing volatility, has led to, and may continue to lead to, decreased prices in the broadly syndicated credit market as investors re-price credit risk.

While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing. Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

Uncertainty with respect to the financial stability of the United States and several countries in the European Union (EU) could have a significant adverse effect on our business, financial condition and results of operations.

In August 2011, S&P lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+,” which was affirmed by S&P in June 2015. Moody’s and Fitch Ratings, Inc. have also warned that they may downgrade the U.S. federal government’s credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. The U.S. government has on several occasions adopted legislation to suspend the federal debt ceiling to allow the U.S. Treasury Department to issue additional debt. Further downgrades or warnings by S&P or other rating agencies, and the U.S. government’s credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Furthermore, in February 2014, the Federal Reserve began scaling back its bond-buying program, or quantitative easing, which it ended in October 2014. Quantitative easing was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities until key economic indicators, such as the unemployment rate, showed signs of improvement. The Federal Reserve also raised interest rates during the fourth quarter of 2015. It is unclear what effect, if any, the end of quantitative easing, future interest rate raises, if any, and the pace of any such raises will have on the value of our investments or our ability to access the debt markets on favorable terms.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. In January 2012, S&P lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, S&P further lowered its long-term sovereign credit rating for Spain. While the financial stability of such countries has improved, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of U.S. and European financial institutions. Market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, could negatively impact the global economy, and there can be no assurance that assistance packages will be available, or if available, will be sufficient to stabilize countries and markets in Europe. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, or other credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

Future economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing our debt investments. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and net asset value. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results. Economic downturns or recessions may also result in a portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders, which could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

A prolonged continuation of depressed oil and natural gas prices could negatively impact the energy and power industry and energy-related investments within our investment portfolio.

A prolonged continuation of depressed oil and natural gas prices would adversely affect the credit quality and performance of certain of our debt and equity investments in energy and power and related companies. A decrease in credit quality and performance would, in turn, negatively affect the fair value of these investments, which would consequently negatively affect our net asset value. Should a prolonged period of depressed oil and natural gas prices occur, the ability of certain of our portfolio companies in the energy and power and related industries to satisfy financial or operating covenants imposed by us or other lenders may be adversely affected, which could, in turn, negatively impact their financial condition and their ability to satisfy their debt service and other obligations. Likewise, should a prolonged period of depressed oil and natural gas prices occur, it is possible that the cash flow and profit generating capacity of these portfolio companies could also be adversely affected thereby negatively impacting their ability to pay us dividends or distributions on our investments.

Our ability to achieve our investment objectives depends on FSIC IV Advisor’s and GDFM’s ability to manage and support our investment process and if either our agreement with FSIC IV Advisor or FSIC IV Advisor’s agreement with GDFM were to be terminated, or if either FSIC IV Advisor or GDFM lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.

Because we have no employees, we depend on the investment expertise, skill and network of business contacts of FSIC IV Advisor and GDFM. FSIC IV Advisor, with the assistance of GDFM, evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of FSIC IV Advisor and GDFM, as well as their respective senior management teams. The departure of any members of FSIC IV Advisor’s senior management team could have a material adverse effect on our ability to achieve our investment objectives. Likewise, the departure of any key employees of GDFM or termination of key industry relationships may impact its ability to render services to us under the terms of its investment sub- advisory agreement with FSIC IV Advisor.

Our ability to achieve our investment objectives depends on FSIC IV Advisor’s ability, with the assistance of GDFM, to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. FSIC IV Advisor’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, FSIC IV Advisor may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. FSIC IV Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

In addition, the investment advisory and administrative services agreement that FSIC IV Advisor has entered into with us, as well as the investment sub-advisory agreement that FSIC IV Advisor has entered into with GDFM, have termination provisions that allow the parties to terminate the agreements without penalty. The investment advisory and administrative services agreement may be terminated at any time, without penalty, by FSIC IV Advisor, upon 120 days’ notice to us. The investment sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by GDFM or, if our board of directors or the holders of a majority of our outstanding voting securities determine that the investment sub-advisory agreement with GDFM should be terminated, by FSIC IV Advisor. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace FSIC IV Advisor or for FSIC IV Advisor to replace GDFM. Furthermore, the termination of either of these agreements may adversely impact the terms of any financing arrangement into which we may enter, which could have a material adverse effect on our business and financial condition.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of FSIC IV Advisor and GDFM to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

If FSIC IV Advisor or GDFM fails to maintain its existing relationships with private equity sponsors, investment banks and commercial banks on which they rely to provide us with potential investment opportunities or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom FSIC IV Advisor and GDFM have relationships generally are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us. GDFM may compensate certain brokers or other financial services firms out of its own profits or revenues for services provided in connection with the identification of appropriate investment opportunities.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and CLO funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Declines in market values or fair market values of our investments could result in significant net unrealized depreciation of our portfolio, which, in turn, would reduce our net asset value.

Under the 1940 Act, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our board of directors. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period as unrealized depreciation, which could result in significant reductions to our net asset value for a given period.

A significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. There is not a public market for the securities of the privately held companies in which we invest. Most of our investments are not publicly traded or actively traded on a secondary market but are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors or are not traded at all. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flows and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our common stock may not receive distributions or that our distributions may not grow over time.

We cannot assure stockholders that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our net investment income, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. Further, if we offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure, the per share amount of distributions on shares of such classes will differ because of different allocations of class-specific expenses. In addition, the distribution fee for shares of such classes will be different. Furthermore, we are permitted to issue senior securities, including multiple classes of debt and one class of stock senior to our Class T shares. If any such senior securities are outstanding, we are prohibited from paying distributions to our Class T stockholders unless we meet the applicable asset coverage ratios at the time of distribution or repurchase. As a result, we may be limited in our ability to make distributions. See “Regulation—Senior Securities.”

Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our continuous public offering. Therefore, portions of the distributions that we make may represent a return of capital to stockholders, which will lower their tax basis in their shares.

The tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a tax year may not finally be determined until after the end of that tax year. We may make distributions during a tax year that exceed our investment company taxable income and net capital gains for that tax year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a stockholder’s tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSIC IV Advisor. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of our continuous public offering or from borrowings in anticipation of future cash flow, which could constitute a return of stockholders’ capital and will lower such stockholders’ tax basis in their shares, which may result in increased tax liability to stockholders when they sell such shares.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our business or cause us to alter our business strategy.

We, our portfolio companies and our business partners are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we do business, including selected broker-dealers and other financial representatives selling our shares, could have a material adverse effect on our business, financial condition and results of operations. In addition, over the last several years there has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. New legislation, interpretations, rulings or regulations could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, any changes to the laws and regulations governing our operations, including with respect to permitted investments, may cause us to alter our investment strategy to avail ourselves of new or different opportunities or make other changes to our business. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of FSIC IV Advisor and GDFM to other types of investments in which FSIC IV Advisor and GDFM may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of a stockholder’s investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

As a public company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act, and other rules implemented by the SEC. Our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. In particular, our management will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. Although not required, we also elect to obtain an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

We will incur significant expenses in connection with our compliance with the Sarbanes-Oxley Act and other regulations applicable to public companies, which may negatively impact our financial performance and our ability to make distributions. Compliance with such regulations also requires a significant amount of our management’s time and attention. For example, we cannot be certain as to the timing of the completion of our Sarbanes-Oxley mandated evaluations, testings and remediation actions, if any, or the impact of the same on our operations, and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be deemed effective in the future. In the event that we are unable to develop or maintain an effective system of internal control and maintain compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact on us of recent financial reform legislation, including the Dodd-Frank Act, is uncertain.

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of recent financial reform legislation, these changes could be materially adverse to us and our stockholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Our business requires a substantial amount of capital to grow because we must distribute most of our income.

Our business requires a substantial amount of capital. We have issued equity securities and have borrowed from financial institutions. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our investment company taxable income each year to qualify for and maintain our RIC status. As a result, any such cash earnings may not be available to fund investment originations. We expect to continue to borrow from financial institutions and issue additional debt and equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, it could limit our ability to grow, which may have an adverse effect on the value of our securities. In addition, as a BDC, our ability to borrow or issue preferred stock may be restricted if our total assets are less than 200% of our total borrowings and preferred stock.

If we, our affiliates and our and their respective third-party service providers are unable to maintain the availability of electronic data systems and safeguard the security of data, our ability to conduct business may be compromised, which could impair our liquidity, disrupt our business, damage our reputation or otherwise adversely affect our business.

Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We, our affiliates and our and their respective third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and, while we have not experienced any material losses relating to cyber attacks or other information security breaches, we could suffer such losses in the future. Our, our affiliates and our and their respective third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including non-public personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our affiliates and our and their respective third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Risks Related to FSIC IV Advisor and Its Affiliates

FSIC IV Advisor has limited prior experience managing a BDC or a RIC.

While FSIC IV Advisor’s management team consists of substantially the same personnel that form the investment and operations teams of the investment advisers to FS Investments’ four other affiliated BDCs, FSIC IV Advisor has limited prior experience managing a BDC or a RIC. Therefore, FSIC IV Advisor may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or a RIC or could force us to pay unexpected taxes and penalties, which could be material. FSIC IV Advisor’s limited experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

FSIC IV Advisor, GDFM and their respective affiliates, including our officers and some of our directors, face conflicts of interest as a result of compensation arrangements between us and FSIC IV Advisor, and FSIC IV Advisor and GDFM, which could result in actions that are not in the best interests of our stockholders.

FSIC IV Advisor, GDFM and their respective affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to FSIC IV Advisor an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the average weekly value of our gross assets, and FSIC IV Advisor shares a portion of these fees with GDFM pursuant to the investment sub-advisory agreement between FSIC IV Advisor and GDFM. Because the incentive fee is based on the performance of our portfolio, FSIC IV Advisor may be incentivized to make investments on our behalf, and GDFM may be incentivized to recommend investments for us to FSIC IV Advisor, that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage FSIC IV Advisor to use leverage to increase the return on our investments. In addition, because the base management fee is based upon the average weekly value of our gross assets, which includes any borrowings for investment purposes, FSIC IV Advisor may be incentivized to recommend the use of leverage or the issuance of additional equity to make additional investments and increase the average weekly value of our gross assets. Under certain circumstances, the use of leverage may increase the likelihood of default, which could disfavor holders of our common stock. Our compensation arrangements could therefore result in our making riskier or more speculative investments, or relying more on leverage to make investments, than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. In addition, FSIC IV Advisor may have an incentive to delay a liquidity event if the distribution fee paid by our dealer manager has not been fully recovered. See “—Risks Related to Our Continuous Public Offering and an Investment in Our Common Stock—FSIC IV Advisor may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our stockholders.”

We may be obligated to pay FSIC IV Advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio, or on income that we have not received.

Our investment advisory and administrative services agreement entitles FSIC IV Advisor to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay FSIC IV Advisor incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

In addition, any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. FSIC IV Advisor is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

For U.S. federal income tax purposes, we are required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

There may be conflicts of interest related to obligations FSIC IV Advisor’s and GDFM’s senior management and investment teams have to our affiliates and to other clients.

The members of the senior management and investment teams of both FSIC IV Advisor and GDFM serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment vehicles managed by the same personnel. For example, the officers, managers and other personnel of FSIC IV Advisor also serve in similar capacities for the investment advisers to FS Investments’ four other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II and FS Investment Corporation III, and FS Investments’ affiliated closed-end management investment company, FS Global Credit Opportunities Fund. In serving in these multiple and other capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. Our investment objectives may overlap with the investment objectives of such investment vehicles, accounts or other investment vehicles. For example, we rely on FSIC IV Advisor to manage our day-to-day activities and to implement our investment strategy. FSIC IV Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FSIC IV Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of other entities affiliated with FS Investments. FSIC IV Advisor and its employees will devote only as much of its or their time to our business as FSIC IV Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

Furthermore, GDFM, on which FSIC IV Advisor relies to assist it in identifying investment opportunities and making investment recommendations, has similar conflicts of interest. GDFM or its parent, GSO, serves as investment sub-adviser to FS Investments’ four other affiliated BDCs and FS Investments’ affiliated closed-end management investment company. GDFM, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GDFM and its affiliates are not restricted from forming additional investment vehicles, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GDFM. Also, in connection with such business activities, GDFM and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GDFM, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of GDFM and its affiliates. See “Prospectus Summary—Conflicts of Interest” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions—Potential Conflicts of Interest” for a more detailed discussion of these potential conflicts of interest.

The time and resources that individuals employed by FSIC IV Advisor and GDFM devote to us may be diverted, and we may face additional competition due to the fact that individuals employed by FSIC IV Advisor and GDFM are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Neither FSIC IV Advisor nor GDFM, or individuals employed by FSIC IV Advisor or GDFM, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we are permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term). Affiliates of GDFM, whose primary businesses include the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GDFM have no obligation to make their originated investment opportunities available to GDFM or to us.

FSIC IV Advisor’s liability is limited under our investment advisory and administrative services agreement, and we are required to indemnify it against certain liabilities, which may lead it to act in a riskier manner on our behalf than it would when acting for its own account.

Pursuant to our investment advisory and administrative services agreement, FSIC IV Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with FSIC IV Advisor will not be liable to us for their acts under our investment advisory and administrative services agreement, absent willful misfeasance, bad faith or gross negligence in the performance of their duties. We have agreed to indemnify, defend and protect FSIC IV Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with FSIC IV Advisor with respect to all damages, liabilities, costs and expenses resulting from acts of FSIC IV Advisor not arising out of willful misfeasance, bad faith or gross negligence in the performance of their duties under our investment advisory and administrative services agreement. These protections may lead FSIC IV Advisor to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would subject us to substantially more regulatory restrictions and significantly decrease our operating flexibility.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and a RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of our need to satisfy the Annual Distribution Requirement to maintain RIC tax treatment under Subchapter M of the Code, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined in the 1940 Act, including issuing preferred stock, borrowing money from banks or other financial institutions, or issuing debt securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue certain other types of securities is also limited. Under the 1940 Act, we are also generally prohibited from issuing or selling our common stock at a price per share of a class, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of such class, without first obtaining approval for such issuance from our stockholders and our independent directors. Compliance with these limitations on our ability to raise capital may unfavorably limit our investment opportunities. These limitations may also reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend.

In addition, because we incur indebtedness for investment purposes, if the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which would prohibit us from paying distributions and, as a result, could cause us to be subject to corporate-level tax on our income and capital gains, regardless of the amount of distributions paid. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Under the 1940 Act, we generally are prohibited from issuing or selling shares of our common stock at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of a class, which may be a disadvantage as compared with other public companies. We may, however, sell shares of our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of the applicable class of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale.

Future legislation may allow us to incur additional leverage.

As a BDC, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Legislation was previously introduced in the U.S. House of Representatives that proposed a modification of this section of the 1940 Act to permit an increase in the amount of debt that BDCs could incur by modifying the percentage from 200% to 150%. Similar legislation may be reintroduced and may pass that permits us to incur additional leverage under the 1940 Act. As a result, we may be able to incur additional indebtedness in the future, and, therefore, the risk of an investment in us may increase.

Future legislation or rules could modify how we treat derivatives and other financial arrangements for purposes of our compliance with the leverage limitations of the 1940 Act.

Future legislation or rules may modify how we treat derivatives and other financial arrangements for purposes of our compliance with the leverage limitations of the 1940 Act. For example, the SEC proposed a new rule in December 2015 that is designed to enhance the regulation of the use of derivatives by registered investment companies and business development companies. The proposed rule, if adopted, or any future legislation or rules, may modify how leverage is calculated under the 1940 Act and, therefore, may increase or decrease the amount of leverage currently available to us under the 1940 Act, which may be materially adverse to us and our stockholders.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons to the extent not covered by the exemptive relief, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by FSIC IV Advisor without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs and if we cannot obtain debt or equity financing on acceptable terms or at all, our ability to acquire investments and to expand our operations will be adversely affected.

Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. We may also need to access the capital markets to refinance existing debt obligations to the extent maturing obligations are not repaid with cash flows from operations. In order to maintain RIC tax treatment we must distribute to our stockholders each tax year on a timely basis generally of an amount at least equal to 90% of our investment company taxable income, determined without regard to any deduction for distributions paid, and the amounts of such distributions will therefore not be available to fund investment originations or to repay maturing debt. In addition, with certain limited exceptions, we are only allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. In the event that we develop a need for additional capital in the future for investments or for any other reason, and we cannot obtain debt or equity financing on acceptable terms, or at all, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to allocate our portfolio among various issuers and industries and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

Risks Related to Debt Financing

We currently incur indebtedness to make investments, which magnifies the potential for gain or loss on amounts invested in our common stock and may increase the risk of investing in our common stock.

The use of borrowings and other types of financing, also known as leverage, magnifies the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our common stock. When we use leverage to partially finance our investments, through borrowing from banks and other lenders or issuing debt securities we, and therefore our stockholders, will experience increased risks of investing in our common stock. Any lenders and debt holders would have fixed dollar claims on our assets that are senior to the claims of our stockholders. If the value of our assets increases, then leverage would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not utilized leverage. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not utilized leverage. Similarly, any increase in our income in excess of interest payable on our indebtedness would cause our net investment income to increase more than it would without leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not utilized leverage. Such a decline could negatively affect our ability to make distributions to stockholders. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of management fees payable to FSIC IV Advisor.

The agreements governing our debt financing arrangement contain, and agreements governing future debt financing arrangements may contain, various covenants which, if not complied with, could have a material adverse effect on our ability to meet our investment obligations and to pay distributions to our stockholders.

The agreements governing our and our special purpose financing subsidiary’s financing arrangements contain, and agreements governing future financing arrangements may contain, certain financial and operational covenants. These covenants require us and our subsidiary to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders’ equity. Compliance with these covenants depends on many factors, some of which are beyond our and their control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized depreciation in our and our subsidiaries’ portfolios may increase in the future and could result in non-compliance with certain covenants, or our taking actions which could disrupt our business and impact our ability to meet our investment objectives.

There can be no assurance that we and our subsidiaries will continue to comply with the covenants under our current financing arrangements and future financing arrangements. Failure to comply with these covenants could result in a default which, if we and our subsidiaries were unable to obtain a waiver from the debt holders, could accelerate repayment under any or all of our and their debt instruments and thereby force us to liquidate investments at a disadvantageous time and/or at a price which could result in losses, or allow our lenders to sell assets pledged as collateral under our financing arrangements in order to satisfy amounts due thereunder. These occurrences could have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap” for a more detailed discussion of the terms of our debt financing arrangement.

Changes in interest rates may affect our cost of capital and net investment income.

Because we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portion of our portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to develop such expertise or arrange for such expertise to be provided.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to FSIC IV Advisor with respect to pre-incentive fee net investment income. See “Investment Advisory and Administrative Services Agreement.”

Risks Related to U.S. Federal Income Tax

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy the RIC annual distribution requirements.

Besides maintaining our election to be treated as a BDC under the 1940 Act, in order for us to qualify as a RIC under Subchapter M of the Code, we must meet the following income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

●	The 90% Income Test (as defined below) will be satisfied if we obtain at least 90% of our gross income for each tax year from dividends, interest, gains from the sale of securities or similar sources.

●

The Diversification Tests (as defined below) will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our tax year. To satisfy these requirements, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

In any taxable year in which we qualify as a RIC, in order for us to be able to be subject to tax as a RIC, we are required to meet an Annual Distribution Requirement. The Annual Distribution Requirement for RIC tax treatment will be satisfied if we distribute to our stockholders, for each tax year, dividends of an amount at least equal to the sum of 90% of our investment company taxable income, which is generally the sum of our ordinary net income and realized net short-term capital gains in excess of realized net long-term capital losses, without regard to any deduction for dividends paid. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the Annual Distribution Requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

We must satisfy these tests on an ongoing basis in order to maintain RIC tax treatment, and may be required to make distributions to stockholders at times when it would be more advantageous to invest cash in our existing or other investments, or when we do not have funds readily available for distribution. Compliance with the RIC tax requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders’ investments. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Some of our investments may be subject to corporate-level income tax.

We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, our investments may include debt instruments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants). To the extent original issue discount or PIK interest constitutes a portion of our income, we must include in taxable income each tax year a portion of the original issue discount or PIK interest that accrues over the life of the instrument, regardless of whether cash representing such income is received by us in the same tax year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as not making the election would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the tax year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

Furthermore, we may invest in the equity securities of non-U.S. corporations (or other non-U.S. entities classified as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances, these rules also could require us to recognize taxable income or gains where we do not receive a corresponding payment in cash.

Our portfolio investments may present special tax issues.

Investments in below-investment grade debt instruments and certain equity securities may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless debt in equity securities, how payments received on obligations in default should be allocated between principal and interest income, as well as whether exchanges of debt instruments in a bankruptcy or workout context are taxable. Such matters could cause us to recognize taxable income for U.S. federal income tax purposes, even in the absence of cash or economic gain, and require us to make taxable distributions to our stockholders to maintain our RIC status or preclude the imposition of either U.S. federal corporate income or excise taxation. Additionally, because such taxable income may not be matched by corresponding cash received by us, we may be required to borrow money or dispose of other investments to be able to make distributions to our stockholders. These and other issues will be considered by us, to the extent determined necessary, in order that we minimize the level of any U.S. federal income or excise tax that we would otherwise incur. See “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

Legislative or regulatory tax changes could adversely affect investors.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our stockholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

●	our future operating results;

●	our business prospects and the prospects of the companies in which we may invest;

●	the impact of the investments that we expect to make;

●	the ability of our portfolio companies to achieve their objectives;

●	our current and expected financing arrangements and investments;

●	changes in the general interest rate environment;

●	the adequacy of our cash resources, financing sources and working capital;

●	the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

●	our contractual arrangements and relationships with third parties;

●	actual and potential conflicts of interest with FSIC IV Advisor, FB Income Advisor, LLC, FS Investment Corporation, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, GDFM or any of their affiliates;

●	the dependence of our future success on the general economy and its effect on the industries in which we may invest;

●	our use of financial leverage;

●	the ability of FSIC IV Advisor to locate suitable investments for us and to monitor and administer our investments;

●	the ability of FSIC IV Advisor or its affiliates to attract and retain highly talented professionals;

●	our ability to qualify for and maintain our qualification as a RIC and as a BDC;

●	the impact on our business of the Dodd-Frank Act and the rules and regulations issued thereunder;

●	the effect of changes to tax legislation and our tax position; and

●	the tax status of the enterprises in which we may invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

●	changes in the economy;

●	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

●	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell the maximum number of shares of Class T common stock. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the shares of Class T common stock and the actual number of shares of Class T common stock we sell in the offering. The table below assumes that shares of Class T common stock are sold at the current offering price of $11.20 per share. Such amount is subject to increase or decrease based upon, among other things, our net asset value per share.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments primarily in private U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. We anticipate that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we have not established limits on the use of proceeds from this offering. We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. There can be no assurance we will be able to sell the maximum amount we are offering. If we sell only a portion of the shares of common stock we are offering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries.

Pursuant to the expense reimbursement agreement, FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. Although FS Investments may terminate the expense reimbursement agreement at any time, it has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. In the event that the expense reimbursement agreement is terminated, we may pay distributions from offering proceeds or borrowings. In addition, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to stockholders.

Pending investment of the proceeds raised in this offering, we intend to invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our intention to elect to be taxed as a RIC.

The amounts in the table assume that the full upfront selling commissions and dealer manager fees of our Class T common stock are paid. All or a portion of the upfront selling commissions and dealer manager fees may be reduced or eliminated in connection with certain categories of sales. See “Plan of Distribution.” Any reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

In addition, under the terms of the investment advisory and administrative services agreement, FSIC IV Advisor is entitled to receive up to 0.75% of the gross proceeds raised in this offering until all organization and offering costs funded by FSIC IV Advisor or its affiliates (including FS Investments) have been recovered. See “Fees and Expenses” for more information.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares.

	$500 Million Raised		Maximum Offering of 250.0 million Class T Shares
	Amount	%	Amount	%
Gross Proceeds	$500,000,000	100.00%	$2,800,000,000	100.00%
Less:
Upfront Selling Commission	15,000,000	3.00%	84,000,000	3.00%
Dealer Manager Fee	6,250,000	1.25%	35,000,000	1.25%

Net Proceeds/Amount Available for Investments*	$478,750,000	95.75%	$2,681,000,000	95.75%

*	Investors will be subject to other fees and expenses. See “Fees and Expenses” for more information.

DISTRIBUTIONS

Subject to applicable legal restrictions and the sole discretion of our board of directors, we intend to declare regular cash distributions on a weekly basis and pay such distributions a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. If we offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure, the per share amount of distributions on shares of such classes will differ because of different allocations of class-specific expenses. In addition, the distribution fee for shares of such classes will be different. The following table sets forth the distribution fee for Class T shares.

Class(1)	Annual Distribution Fee(2)
Class T	1.00%

(1)	Currently, we are only offering Class T shares. We intend to offer additional classes of our common stock in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure.

(2)	The annual distribution fee will be payable by us and will terminate upon the occurrence of certain conditions, at which point, if a No-Load Share Class is offered, such shares will convert into shares of such No-Load Share Class. See “Share Class Specifications—Conversion Feature and Termination of Distribution Fees.”

From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce the net asset value per share of our Class T shares if necessary to ensure that we do not sell such shares at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of such class.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from FS Investments. We have not established limits on the amount of funds we may use from available sources to make distributions.

For a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions have been, and may in the future, be funded through the reimbursement of certain expenses by FS Investments and its affiliates, including through the waiver of certain investment advisory fees by FSIC IV Advisor, that are subject to repayment by us within three years. The purpose of this arrangement is to ensure that no portion of our distributions to stockholders will be paid from offering proceeds or borrowings. Any such distributions funded through expense reimbursements or waivers of advisory fees were not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or FS Investments and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayment of amounts reimbursed or waived by FS Investments or its affiliates will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. FS Investments and its affiliates, including FSIC IV Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. For the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, if FS Investments had not reimbursed certain of our expenses, 28% of the aggregate amount of distributions paid during such period would have been funded from offering proceeds or borrowings.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter. During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of common stock. As a result, it is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSIC IV Advisor. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Each year a statement on Form 1099-DIV identifying the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital) will be mailed to our stockholders. See “Material U.S. Federal Income Tax Considerations.”

Pursuant to the expense reimbursement agreement, FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from offering proceeds or borrowings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Expense Reimbursement” for a detailed discussion of the expense reimbursement agreement, including amounts reimbursed to us by FS Investments thereunder and the repayment of such amounts to FS Investments.

From time to time and not less than on a quarterly basis, FSIC IV Advisor must review our accounts to determine whether cash distributions are appropriate. We intend to distribute pro rata to our stockholders funds received by us which FSIC IV Advisor deems unnecessary for us to retain.

We intend to continue to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our common stock under our distribution reinvestment plan in lieu of cash.

In order to qualify for and maintain RIC tax treatment, we must, among other things, make distributions of an amount at least equal to 90% of our investment company taxable income, determined without regard to any deduction for distributions paid, each tax year. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of a tax year or the due date of the tax return for such tax year, including extensions, distributions paid up to twelve months after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We intend to make sufficient distributions to our stockholders to qualify for and maintain our RIC tax status each tax year. We will also generally be subject to nondeductible federal excise taxes on certain undistributed income unless we make distributions in a timely manner to our stockholders generally of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gain net income, which is the excess of capital gains in excess of capital losses or “capital gain net income” (adjusted for certain ordinary losses), for the one-year period ending October 31 of that calendar year and (3) any net ordinary income and capital gain net income for the preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. Any distribution declared by us during October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by us, as well as received by our U.S. stockholders, on December 31 of the calendar year in which the distribution was declared. We can offer no assurance that we will achieve results that will permit us to pay any cash distributions. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

The following table reflects the cash distributions per share that we declared and paid on our common stock during the nine months ended September 30, 2016. Dollar amounts in the table below are presented in thousands, except per share data:

	Distribution
For the Three Months Ended	Per Share	Amount
Fiscal 2016
March 31, 2016	$0.1496	$205
June 30, 2016	$0.1620	$755
September 30, 2016	$0.1620	$1,401

We currently declare regular cash distributions on a weekly basis and pay such distributions on a monthly basis. On September 28, 2016, our board of directors determined to increase the amount of the regular weekly cash distributions payable to stockholders of record from $0.012463 per share to $0.012808 per share for the regular weekly cash distributions for October 2016 through December 2016 that were declared on August 4, 2016. On November 7, 2016, our board of directors declared regular weekly cash distributions for January 2017 through March 2017 in the amount of $0.012808 per share. These distributions have been or will be paid monthly to Class T stockholders of record as of weekly record dates previously determined by our board of directors. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We have adopted an “opt in” distribution reinvestment plan for our stockholders. As a result, if we make a cash distribution, our stockholders will receive the distribution in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distribution reinvested in additional shares of our common stock. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in our distribution reinvestment plan. See “Distribution Reinvestment Plan.”

The following table reflects the sources of the cash distributions on a tax basis that we have paid on our common stock during the nine months ended September 30, 2016. Dollar amounts in the table below and the paragraph that follows such table are presented in thousands:

	Nine Months Ended September 30, 2016
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—
Borrowings	—	—
Net investment income (prior to expense reimbursement)(1)	749	32%
Short-term capital gains proceeds from the sale of assets	946	40%
Long-term capital gains proceeds from the sale of assets	—	—
Non-capital gains proceeds from the sale of assets	—	—
Distributions on account of preferred and common equity	—	—
Expense reimbursement from sponsor	666	28%

Total	$2,361	100%

(1)	During the nine months ended September 30, 2016, 93.5% of our gross investment income was attributable to cash income earned, 5.2% was attributable to non-cash accretion of discount and 1.3% was attributed to PIK interest.

Our net investment income on a tax basis for the nine months ended September 30, 2016 was $1,415. As of September 30, 2016, we had $690 of undistributed net investment income and realized gains on a tax basis.

The difference between our GAAP-basis net investment income (loss) and our tax-basis net investment income is primarily due to the tax-basis deferral and amortization of organization costs, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by us, the reclassification of unamortized original issue discount and prepayment fees recognized upon payment of loans from income for GAAP purposes to realized gains for tax purposes and the tax basis net investment income portion of the total return swap payments.

The following table sets forth a reconciliation between GAAP-basis net investment income (loss) and tax-basis net investment income during the nine months ended September 30, 2016. Dollar amounts in the table below are presented in thousands:

Nine Months Ended September 30, 2016
GAAP-basis net investment income (loss)	$(1,440)
Tax-basis deferral and amortization of organization costs	303
Reversal of incentive fee accrual on unrealized gains	593
Reclassification of unamortized original issue discount and prepayment fees	(146)
Tax-basis net investment income portion of total return swap payments	1,371
Accretion of discount on total return swap	217
Other miscellaneous differences	517

Tax-basis net investment income	$1,415

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year.

Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to stockholders are reported to stockholders annually on Form 1099-DIV.

As of September 30, 2016, the components of accumulated earnings on a tax basis were as follows (dollar amounts in the table below, the related note and the paragraph that follows such note are presented in thousands):

September 30, 2016
Distributable ordinary income	$—
Distributable capital gains	690
Incentive fee accrual on unrealized gains	(593)
Unamortized organization costs	(303)
Net unrealized appreciation (depreciation) on investments and total return swap(1)	2,779

Total	$2,573

(1)	As of September 30, 2016, the gross unrealized appreciation on our investments and TRS was $2,866. As of September 30, 2016, the gross unrealized depreciation on our investments was $87.

The aggregate cost of our investments, including the accretion of discount on the TRS, for U.S. federal income tax purposes totaled $51,347 as of September 30, 2016. The aggregate net unrealized appreciation (depreciation) on a tax basis, including the our TRS, was $2,779 as of September 30, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Many of the amounts and percentages presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been rounded for convenience of presentation and all amounts are presented in thousands (unless otherwise indicated), except share and per share amounts.

Overview

We were incorporated under the general corporation laws of the State of Maryland on February 25, 2015 and formally commenced investment operations on January 6, 2016 upon raising the minimum offering requirement from sales of shares of our Class T common stock in our continuous public offering to persons who were not affiliated with us or FSIC IV Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization.

Our investment activities are managed by FSIC IV Advisor and supervised by our board of directors, a majority of whom are independent. Under the investment advisory and administrative services agreement, we have agreed to pay FSIC IV Advisor an annual base management fee based on the average weekly value of our gross assets and an incentive fee based on our performance. See “Investment Advisory and Administrative Services Agreement” for a description of the fees to which FSIC IV Advisor is entitled. FSIC IV Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC IV Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC IV Advisor according to guidelines set by FSIC IV Advisor.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We have identified and intend to focus on the following investment categories, which we believe will allow us to generate an attractive total return with an acceptable level of risk.

Direct Originations: We intend to leverage our relationship with GDFM and its global sourcing and origination platform, including its industry relationships, to directly source investment opportunities. Such investments are originated or structured for us or made by us and are not generally available to the broader market. These investments may include both debt and equity components, although we do not generally make equity investments independent of having an existing credit relationship. We believe directly originated investments may offer higher returns and more favorable protections than broadly syndicated transactions.

Opportunistic: We intend to seek to capitalize on market price inefficiencies by investing in loans, bonds and other securities where the market price of such investment reflects a lower value than deemed warranted by our fundamental analysis. We believe that market price inefficiencies may occur due to, among other things, general dislocations in the markets, a misunderstanding by the market of a particular company or an industry being out of favor with the broader investment community. We seek to allocate capital to these securities that have been misunderstood or mispriced by the market and where we believe there is an opportunity to earn an attractive return on our investment. Such opportunities may include event driven investments, anchor orders and CLOs.

In the case of event driven investments, we intend to take advantage of dislocations that arise in the markets due to an impending event and where the market’s apparent expectation of value differs substantially from our fundamental analysis. Such events may include a looming debt maturity or default, a merger, spin-off or other corporate reorganization, an adverse regulatory or legal ruling, or a material contract expiration, any of which may significantly improve or impair a company’s financial position. Compared to other investment strategies, event driven investing depends more heavily on our ability to successfully predict the outcome of an individual event rather than on underlying macroeconomic fundamentals. As a result, successful event driven strategies may offer both substantial diversification benefits and the ability to generate performance in uncertain market environments.

We may also invest in certain opportunities that are originated and then syndicated by a commercial or investment bank, but where we provide a capital commitment significantly above the average syndicate participant, i.e., an anchor order. In these types of investments, we may receive fees, preferential pricing or other benefits not available to other lenders in return for our significant capital commitment. Our decision to provide an anchor order to a syndicated transaction is predicated on a rigorous credit analysis, our familiarity with a particular company, industry or financial sponsor, and the broader investment experiences of FSIC IV Advisor and GDFM.

In addition, our relationship with GSO, the parent of GDFM and one of the largest CLO managers in the world, allows us to opportunistically invest in CLOs. CLOs are a form of securitization where the cash flow from a pooled basket of syndicated loans is used to support distribution payments made to different tranches of securities. While collectively CLOs represent nearly fifty percent of the broadly syndicated loan universe, investing in individual CLO tranches requires a high degree of investor sophistication due to their structural complexity and the illiquid nature of their securities.

Broadly Syndicated/Other: Although our primary focus is to invest in directly originated transactions and opportunistic investments, in certain circumstances we will also invest in the broadly syndicated loan and high yield markets. Broadly syndicated loans and bonds are generally more liquid than our directly originated investments and provide a complement to our less liquid strategies. In addition, and because we typically receive more attractive financing terms on these positions than we do on our less liquid assets, we are able to leverage the broadly syndicated portion of our portfolio in such a way that maximizes the levered return potential of our portfolio.

Our portfolio is comprised primarily of investments in senior secured loans and second lien secured loans of private middle market U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio to be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from our target companies as primary market or directly originated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds, CLOs, other debt securities and derivatives, including total return swaps and credit default swaps. FSIC IV Advisor will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments. Prior to raising sufficient capital, we may make smaller investments than we expect to make once we raise sufficient capital due to liquidity constraints. Once we raise sufficient capital, we expect that our investments will generally range between $5 million and $150 million each, although investments may vary proportionately with the size of our capital base and will ultimately be made at the discretion of FSIC IV Advisor, subject to oversight by our board of directors.

The senior secured loans, second lien secured loans and senior secured bonds in which we will invest generally have stated terms of three to seven years and subordinated debt investments that we make generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and seven years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments may be rated by a NRSRO and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by S&P). We also invest in non-rated debt securities.

Revenues

The principal measure of our financial performance is net increase in net assets resulting from operations, which includes net investment income, net realized gain or loss on investments, net realized gain or loss on total return swap, net unrealized appreciation or depreciation on investments and net unrealized appreciation or depreciation on total return swap.

Net investment income is the difference between our income from interest, dividends, fees and other investment income and our operating and other expenses. Net realized gain or loss on investments is the difference between the proceeds received from dispositions of portfolio investments and their amortized cost. Net realized gain or loss on total return swap is the net monthly settlement payments received on the TRS. Net unrealized appreciation or depreciation on investments is the net change in the fair value of our investment portfolio. Net unrealized appreciation or depreciation on total return swap is the net change in the fair value of the TRS.

We principally generate revenues in the form of interest income on the debt investments we hold. In addition, we may generate revenues in the form of non-recurring commitment, closing, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees, prepayment fees and performance-based fees. Any such fees generated in connection with our investments will be recognized as earned. We may also generate revenues in the form of dividends and other distributions on the equity or other securities we hold.

Expenses

Our primary operating expenses include the payment of management and incentive fees and other expenses under the investment advisory and administrative services agreement, interest expense from our financing arrangement and other indebtedness, and other expenses necessary for our operations. The management and incentive fees compensate FSIC IV Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FSIC IV Advisor is responsible for compensating our investment sub-adviser.

We reimburse FSIC IV Advisor for expenses necessary to perform services related to our administration and operations, including FSIC IV Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments providing administrative services to us on behalf of FSIC IV Advisor. Such services include the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSIC IV Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our stockholders and reports filed with the SEC. In addition, FSIC IV Advisor assists us in calculating the net asset value for each share class, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

The amount of the reimbursement payable to FSIC IV Advisor is set at the lesser of (1) FSIC IV Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC IV Advisor allocates the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of the administrative expenses among us and certain affiliates of FSIC IV Advisor. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to FSIC IV Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC IV Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC IV Advisor.

We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

●	corporate and organization expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and administrative services agreement;

●	the cost of calculating the net asset value for each share class, including the cost of any third-party pricing or valuation services;

●	the cost of effecting sales and repurchases of shares of our common stock and other securities;

●	investment advisory fees;

●	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

●	interest payments on our debt or related obligations;

●	transfer agent and custodial fees;

●	research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g. telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

●	fees and expenses associated with marketing efforts;

●	federal and state registration fees;

●	federal, state and local taxes;

●	fees and expenses of directors not also serving in an executive officer capacity for us or FSIC IV Advisor;

●	costs of proxy statements, stockholders’ reports, notices and other filings;

●	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone and staff;

●	fees and expenses associated with accounting, corporate governance, independent audits and outside legal costs;

●	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

●	brokerage commissions for our investments; and

●	all other expenses incurred by FSIC IV Advisor, GDFM or us in connection with administering our business, including expenses incurred by FSIC IV Advisor or GDFM in performing administrative services for us and administrative personnel paid by FSIC IV Advisor or GDFM, to the extent they are not controlling persons of FSIC IV Advisor, GDFM or any of their respective affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

In addition, we have contracted with State Street Bank and Trust Company, or State Street, to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSIC IV Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us and performing testing with respect to RIC compliance.

Expense Reimbursement

Pursuant to the expense reimbursement agreement, FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from offering proceeds or borrowings. However, because certain investments we may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital, a portion of our distributions to stockholders may also be deemed to constitute a return of capital to the extent that we may use such dividends or other distribution proceeds to fund our distributions to stockholders. Under those circumstances, FS Investments will not reimburse us for the portion of such distributions to stockholders that represent a return of capital, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, FS Investments will reimburse us for expenses in an amount equal to the difference between our cumulative distributions paid to our stockholders in each quarter, less the sum of our net investment company taxable income, net capital gains and dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

Pursuant to the expense reimbursement agreement, we have a conditional obligation to reimburse FS Investments for any amounts funded by FS Investments under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which FS Investments funded such amount, the sum of our net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to us on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the cumulative distributions paid by us to our stockholders during such quarter; provided, however, that (i) we will only reimburse FS Investments for expense support payments made by FS Investments with respect to any calendar quarter to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause “other operating expenses” (as defined below) (on an annualized basis and net of any expense support payments received by us during such fiscal year) to exceed the lesser of (A) 1.75% of our average net assets attributable to shares of our common stock for the fiscal year-to-date period after taking such payments into account and (B) the percentage of our average net assets attributable to shares of our common stock represented by “other operating expenses” during the fiscal year in which such expense support payment from FS Investments was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from FS Investments made during the same fiscal year) and (ii) we will not reimburse FS Investments for expense support payments made by FS Investments for any calendar quarter if the annualized rate of regular cash distributions declared by us at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by us at the time FS Investments made the expense support payment to which such reimbursement payment relates. We are not obligated to pay interest on the reimbursements we are required to make to FS Investments under the expense reimbursement agreement. “Other operating expenses” means our total “operating expenses” (as defined below), excluding base management fees, incentive fees, distribution fees, organization and offering costs, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. “Operating expenses” means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

We or FS Investments may terminate the expense reimbursement agreement at any time. FS Investments has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. The specific amount of expenses reimbursed by FS Investments, if any, will be determined at the end of each quarter.

Upon termination of the expense reimbursement agreement by FS Investments, FS Investments will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, our conditional obligation to reimburse FS Investments pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we accrued $666 for expense reimbursements that FS Investments has agreed to pay. These reimbursements were funded, in part, through the offset of management fees payable by us to FSIC IV Advisor. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we received $366 in cash reimbursements from FS Investments and offset $300 in management fees payable by us to FSIC IV Advisor under the investment advisory and administrative services agreement against reimbursements due from FS Investments. As of September 30, 2016, we did not have any reimbursements due from FS Investments.

As discussed above, under the expense reimbursement agreement, amounts reimbursed to us by FS Investments may become subject to repayment by us in the future. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we did not accrue any expense recoupments payable to FS Investments.

The following table reflects the expense reimbursement payment due from FS Investments to us as of September 30, 2016 that may become subject to repayment by us to FS Investments:

For the Three Months Ended	Amount of Expense Reimbursement Payment	Annualized “Other Operating Expenses” Ratio as of the Date of Expense Reimbursement	Annualized Rate of Distributions Per Class T Share(1)	Reimbursement Eligibility Expiration
March 31, 2016	$436	9.97%	6.00%	March 31, 2019
June 30, 2016	$230	2.85%	5.92%	June 30, 2019
September 30, 2016	—	N/A	N/A	N/A

(1)	The annualized rate of distributions per Class T share is expressed as a percentage equal to the projected annualized distribution amount as of the end of the applicable period (which is calculated by annualizing the regular weekly cash distribution per Class T share as of such date without compounding), divided by our public offering price per Class T share as of such date.

FS Investments is controlled by our chairman, president and chief executive officer, Michael C. Forman, and FS Investments co-founder, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that FS Investments will reimburse any portion of our expenses in future quarters.

Portfolio Investment Activity for the Three Months Ended September 30, 2016 and for the Period from January 6, 2016 (Commencement of Operations) through September 30, 2016

During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we made investments in portfolio companies totaling $123,560. During the same period, we sold investments for proceeds of $69,960 and received principal repayments of $3,112. As of September 30, 2016, our investment portfolio, with a total fair value of $52,225 (56% in first lien senior secured loans, 21% in second lien senior secured loans, 22% in subordinated debt and 1% in equity and other investments), consisted of interests in 16 portfolio companies. The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $172.0 million. As of September 30, 2016, the debt investments in our portfolio were purchased at a weighted average price of 96.3% of par and our estimated gross portfolio yield (which represents the expected annualized yield to be generated by us on our investment portfolio based on the composition of our portfolio as of such date), prior to leverage, was 9.3% based upon the amortized cost of our investments. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, our total return was 10.07%.

Based on our regular weekly cash distribution amount of $0.012463 per share as of September 30, 2016 and our public offering price of $11.10 per share as of such date, the annualized distribution rate to stockholders as of September 30, 2016 was 5.84%. The annualized distribution rate to stockholders is expressed as a percentage equal to the projected annualized distribution amount per share divided by our public offering price per share as of September 30, 2016. Our annualized distribution rate to stockholders may include income, realized capital gains and a return of investors’ capital.

Our estimated gross portfolio yield may be higher than a stockholder’s yield on an investment in shares of our common stock. Our estimated gross portfolio yield does not reflect operating expenses that may be incurred by us. In addition, our estimated gross portfolio yield disclosed above does not consider the effect of any selling commissions or charges that may have been incurred in connection with the sale of shares of our common stock. Our estimated gross portfolio yield and annualized distribution rate to stockholders do not represent actual investment returns to stockholders, are subject to change and, in the future, may be greater or less than the rates set forth above. See the section entitled “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Total Portfolio Activity

The following tables present certain selected information regarding our portfolio investment activity for the three and nine months ended September 30, 2016:

Net Investment Activity	For the Three Months Ended September 30, 2016	For the Nine Months Ended September 30, 2016
Purchases	$62,431	$123,560
Sales and Redemptions	(38,617)	(73,072)

Net Portfolio Activity	$23,814	$50,488

	For the Three Months Ended September 30, 2016		For the Nine Months Ended September 30, 2016
New Investment Activity by Asset Class	Purchases	Percentage	Purchases	Percentage
Senior Secured Loans—First Lien	$50,081	80%	$89,597	73%
Senior Secured Loans—Second Lien	6,250	10%	16,336	13%
Subordinated Debt	5,892	10%	17,075	14%
Equity/Other	208	0%	552	0%

Total	$62,431	100%	$123,560	100%

The following table summarizes the composition of our investment portfolio at cost and fair value as of September 30, 2016:

	September 30, 2016
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$28,934	$29,369	56%
Senior Secured Loans—Second Lien	10,944	11,093	21%
Subordinated Debt	10,700	11,240	22%
Equity/Other	552	523	1%

Total	$51,130	$52,225	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

The following table summarizes the composition of our investment portfolio at cost and fair value as of September 30, 2016 to include, on a look-through basis, the investments underlying the TRS, as disclosed in Note 8 to our unaudited consolidated financial statements included in this prospectus. As of September 30, 2016, the investments underlying the TRS had a notional amount and market value of $117,507 and $118,693, respectively.

	September 30, 2016
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$118,298	$119,731	70%
Senior Secured Loans—Second Lien	39,087	39,424	23%
Subordinated Debt	10,700	11,240	7%
Equity/Other	552	523	0%

Total	$168,637	$170,918	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

The following table presents certain selected information regarding the composition of our investment portfolio as of September 30, 2016:

September 30, 2016
Number of Portfolio Companies	16
% Variable Rate (based on fair value)	77.5%
% Fixed Rate (based on fair value)	21.5%
% of Non-Income Producing Equity/Other Investments (based on fair value)	1.0%
Average Annual EBITDA of Portfolio Companies	$172,000
Weighted Average Purchase Price of Debt Investments (as a % of par)	96.3%
% of Investments on Non-Accrual (based on fair value)	—
Gross Portfolio Yield Prior to Leverage (based on amortized cost)	9.3%
Gross Portfolio Yield Prior to Leverage (based on amortized cost)—Excluding Non-Income Producing Assets	9.4%

Direct Originations

The following tables present certain selected information regarding our direct originations for the three and nine months ended September 30, 2016:

New Direct Originations	For the Three Months Ended September 30, 2016	For the Nine Months Ended September 30, 2016
Total Commitments (including unfunded commitments)	$6,646	$8,101
Exited Investments (including partial paydowns)	—	—

Net Direct Originations	$6,646	$8,101

	For the Three Months Ended September 30, 2016		For the Nine Months Ended September 30, 2016
New Direct Originations by Asset Class (including unfunded commitments)	Commitment Amount	Percentage	Commitment Amount	Percentage
Senior Secured Loans—First Lien	$6,438	97%	$6,438	79%
Senior Secured Loans—Second Lien	—	—	1,111	14%
Equity/Other	208	3%	552	7%

Total	$6,646	100%	$8,101	100%

	For the Three Months Ended September 30, 2016	For the Nine Months Ended September 30, 2016
Average New Direct Origination Commitment Amount	$6,646	$4,051
Weighted Average Maturity for New Direct Originations	9/2/22	6/23/22
Gross Portfolio Yield Prior to Leverage (based on amortized cost) of New Direct Originations Funded during Period	8.8%	10.1%
Gross Portfolio Yield Prior to Leverage (based on amortized cost) of New Direct Originations Funded during Period—Excluding Non-Income Producing Assets	9.1%	11.1%

The following table presents certain selected information regarding our direct originations as of September 30, 2016:

Characteristics of All Direct Originations held in Portfolio	September 30, 2016
Number of Portfolio Companies	2
Average Annual EBITDA of Portfolio Companies	$48,700
Average Leverage Through Tranche of Portfolio Companies—Excluding Equity/Other Securities	4.6x
% of Investments on Non-Accrual (based on fair value)	—
Gross Portfolio Yield Prior to Leverage (based on amortized cost) of Funded Direct Originations	10.1%
Gross Portfolio Yield Prior to Leverage (based on amortized cost) of Funded Direct Originations—Excluding Non-Income Producing Assets	11.0%

Portfolio Composition by Strategy and Industry

The table below summarizes the composition of our investment portfolio by strategy and enumerates the percentage, by fair value, of the total portfolio assets in such strategies as of September 30, 2016:

	September 30, 2016
Portfolio Composition by Strategy	Fair Value	Percentage of Portfolio
Direct Origination	$6,361	12%
Opportunistic	15,586	30%
Broadly Syndicated/Other	30,278	58%

Total	$52,225	100%

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of September 30, 2016:

	September 30, 2016
Industry Classification	Fair Value	Percentage of Portfolio
Automobiles & Components	$2,782	5%
Capital Goods	8,957	17%
Commercial & Professional Services	3,362	7%
Consumer Services	15,315	29%
Diversified Financials	1,981	4%
Health Care Equipment & Services	1,145	2%
Materials	667	1%
Software & Services	18,016	35%

Total	$52,225	100%

As of September 30, 2016, we did not “control” and were not an “affiliated person” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned more than 25% of its voting securities or we had the power to exercise control over the management or policies of such portfolio company, and would be an “affiliated person” of a portfolio company if we owned 5% or more of its voting securities.

Our investment portfolio may contain loans and other unfunded arrangements that are in the form of lines of credit, revolving credit facilities, delayed draw credit facilities or other investments, pursuant to which we may be required to provide funding when requested by portfolio companies in accordance with the terms of the underlying agreements. As of September 30, 2016, we had two unfunded debt investments with aggregate unfunded commitments of $1,375. We maintain sufficient cash on hand and liquid securities to fund such unfunded commitments should the need arise. For additional details regarding our unfunded debt investments, see our unaudited consolidated schedule of investments as of September 30, 2016, at page F-6.

Portfolio Asset Quality

In addition to various risk management and monitoring tools, FSIC IV Advisor uses an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FSIC IV Advisor uses an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company’s business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

The following table shows the distribution of our investments on the 1 to 5 investment rating scale at fair value as of September 30, 2016:

September 30, 2016
Investment Rating	Fair Value	Percentage of Portfolio
1	$—	—
2	52,225	100%
3	—	—
4	—	—
5	—	—

Total	$52,225	100%

The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

Results of Operations

We commenced investment operations on January 6, 2016, when we raised in excess of $1,000 from persons who were not affiliated with us or FSIC IV Advisor. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization. As a result, no comparisons with the comparable 2015 periods have been included.

Results of Operations for the Three Months Ended September 30, 2016 and for the Period from January 6, 2016 (Commencement of Operations) through September 30, 2016

Revenues

We generated investment income of $1,061 and $1,386 for the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, respectively, in the form of interest earned on senior secured loans (first and second lien) and subordinated debt securities in our portfolio. Such revenues represent $1,000 and $1,296 of cash income earned as well as $61 and $90 in non-cash portions relating to accretion of discount and PIK interest for such periods, respectively. Cash flows related to such non-cash revenues may not occur for a number of reporting periods or years after such revenues are recognized.

During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) to September 30, 2016, we generated $896 and $1,192, respectively, of interest income, which represented 84.4% and 86.0%, respectively, of total investment income. The level of interest income we receive is generally related to the balance of income-producing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases and the proportion of directly originated investments in our portfolio increases.

During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we generated $165 and $194, respectively, of fee income, which represented 15.6% and 14.0%, respectively, of total investment income. Such fee income is transaction based, and typically consists of prepayment fees, structuring fees, amendment and consent fees and other non-recurring fees. As such, future fee income is generally dependent on new direct origination investments and the occurrence of prepayments and other events at existing portfolio companies resulting in such fees.

Expenses

Our operating expenses were $1,700 and $3,492 for the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, respectively. Our operating expenses for such periods include base management fees attributed to FSIC IV Advisor of $520 and $888, respectively. Our operating expenses for such periods also include administrative services expenses attributed to FSIC IV Advisor of $60 and $180, respectively.

FSIC IV Advisor is eligible to receive incentive fees based on our performance. During the three months ended September 30, 2016, we accrued a capital gains incentive fee of $582 based on the performance of our portfolio. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we accrued a capital gains incentive fee of $800 based on the performance of our portfolio, of which $593 was based on unrealized gains and $207 was based on realized gains. No such fees are actually payable by us with respect to unrealized gains unless and until those gains are actually realized. See “—Critical Accounting Policies—Capital Gains Incentive Fee” for additional information about how the incentive fees are calculated.

For the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, fees and expenses incurred with our fund administrator, which provides various accounting and administrative services to us, totaled $13 and $23, respectively, and fees and expenses incurred with our stock transfer agent totaled $47 and $82, respectively. Fees for our board of directors for such periods were $71 and $117, respectively.

Our other general and administrative expenses totaled $121 and $568 for the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, respectively, and consisted of the following:

	Three Months Ended September 30, 2016	Period from January 6, 2016 (Commencement of Operations) through September 30, 2016
Expenses associated with our independent audit and related fees	$60	$183
Legal fees	—	99
Printing fees	35	174
Other	26	112

Total	$121	$568

We generally expect our general and administrative expenses to decrease as a percentage of our average net assets because of the anticipated growth in the size of our asset base.

During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, the ratio of our total operating expenses to our average net assets was 1.87% and 6.75%, respectively. During such periods, the ratio of our net expenses to our average net assets, which includes $0 and $666, respectively, of expense reimbursements from FS Investments, was 1.87% and 5.46%, respectively. During such periods, the ratio of our total operating expenses to average net assets included $582 and $800, respectively, related to accruals for our capital gains incentive fees, and $286 and $517, respectively, related to offering costs. Without such expenses, the ratio of our total operating expenses to average net assets for such periods would have been 0.91% and 4.20%, respectively. Incentive fees and offering costs may increase or decrease our expense ratios relative to comparative periods depending on portfolio performance.

Expense Reimbursement

During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we accrued $0 and $666, respectively, for expense reimbursements that FS Investments has agreed to pay. It is intended that these reimbursements will be funded, in part, through the offset of management fees payable by us to FSIC IV Advisor. Under the expense reimbursement agreement, amounts reimbursed to us by FS Investments may become subject to repayment by us in the future. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we received $366 in cash reimbursements from FS Investments and offset $300 in management fees payable by us to FSIC IV Advisor under the investment advisory and administrative services agreement against reimbursements due from FS Investments. As of September 30, 2016, we did not have any reimbursements due from FS Investments. During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we did not accrue any expense recoupments payable to FS Investments. See “—Overview—Expense Reimbursement” for a discussion of the expense reimbursement agreement.

Net Investment Income (Loss)

Our net investment income (loss) totaled $(639) ($(0.07) per share) and $(1,440) ($(0.29) per share), for the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, respectively.

Net Realized Gains or Losses

We sold investments and received principal repayments of $36,557 and $2,060, respectively, during the three months ended September 30, 2016, from which we realized a net gain of $277. We sold investments and received principal repayments of $69,960 and $3,112, respectively, during the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, from which we realized a net gain of $466. During such periods, we earned $1,660 and $2,395, respectively, from periodic net settlement payments on our TRS, which are reflected as realized gains.

Net Change in Unrealized Appreciation (Depreciation) on Investments and Total Return Swap

For the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, the net change in unrealized appreciation (depreciation) on investments totaled $672 and $1,095, respectively. The net change in unrealized appreciation (depreciation) on our TRS was $1,662 and $1,902, respectively, for such periods.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, the net increase (decrease) in net assets resulting from operations was $3,632 ($0.42 per share) and $4,418 ($0.88 per share), respectively.

Financial Condition, Liquidity and Capital Resources

Overview

As of September 30, 2016, we had $22,102 in cash, which we held in a custodial account, and $45,000 in cash held as collateral by Citibank under the terms of the TRS. As of September 30, 2016, we also had broadly syndicated investments and opportunistic investments that could be sold to create additional liquidity. As of September 30, 2016, we had two unfunded debt investments with aggregate unfunded commitments of $1,375. We maintain sufficient cash on hand and liquid securities to fund such unfunded commitments should the need arise.

We currently generate cash primarily from the net proceeds of the continuous public offering of shares of our Class T common stock and the issuance of shares under our distribution reinvestment plan and from cash flows from fees, interest and dividends earned from our investments, as well as principal repayments and proceeds from sales of our investments. To seek to enhance our returns, we also employ leverage as market conditions permit and at the discretion of FSIC IV Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See “—Financing Arrangement.”

Prior to investing in securities of portfolio companies, we invest the cash received from the net proceeds from our continuous public offering, from the issuance of shares of common stock under our distribution reinvestment plan, from fees, interest earned from our investments and principal repayments and proceeds from sales of our investments, primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our BDC election and our intention to be taxed as a RIC.

Continuous Public Offering and Distribution Reinvestment Plan

We are engaged in a continuous public offering of our common stock. We accept subscriptions on a continuous basis and issue shares at weekly closings at prices that must be above our net asset value per share.

During the nine months ended September 30, 2016, we issued 10,389,506 shares of Class T common stock for gross proceeds of $112,635 at an average price per share of $10.84. The gross proceeds received during the nine months ended September 30, 2016 include reinvested stockholder distributions of $1,469 for which we issued 137,034 shares of Class T common stock. The upfront selling commissions related to the sale of our Class T common stock were $2,242 for the nine months ended September 30, 2016.

Since commencing our continuous public offering and through November 1, 2016, we have issued 11,429,689 shares of Class T common stock for gross proceeds of $124,209, including Class T common stock issued under our distribution reinvestment plan and $8,964 in gross proceeds from the principal of FSIC IV Advisor, certain members of our board of directors and other individuals and entities affiliated with FSIC IV Advisor and GDFM. As of November 1, 2016, we have raised total gross proceeds of $124,409, including $200 of seed capital contributed by the principal of FSIC IV Advisor in February 2015.

We have submitted an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. In the event we obtain such relief, we intend to amend our registration statement to offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure.

Share Repurchase Program

To provide our stockholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in May 2016, and the repurchase occurred in connection with our July 6, 2016 weekly closing.

The following table provides information concerning our repurchases of shares of our common stock pursuant to our share repurchase program during the nine months ended September 30, 2016:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Percentage of Outstanding Shares Repurchased as of the Repurchase Date	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
Fiscal 2016
June 30, 2016	July 6, 2016	10,521	100%	0.15%	$10.7091	$113

On October 5, 2016, we repurchased 9,217 shares of common stock (representing 100% of the shares of common stock tendered for repurchase and 0.09% of the shares outstanding as of such date) at $10.8558 per share for aggregate consideration totaling $100. For additional information regarding our share repurchase program, see “Share Repurchase Program.”

Financing Arrangement

We borrow funds to make investments to the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our board of directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders. We do not currently anticipate issuing any preferred stock.

The following table presents summary information with respect to our outstanding financing arrangement as of September 30, 2016:

Arrangement	Type of Arrangement	Rate	Amount Outstanding	Amount Available	Maturity Date
Citibank Total Return Swap	Total Return Swap	L+1.60%	$117,507	$7,493	N/A	(1)

(1)	The TRS may be terminated by Cheltenham Funding at any time, subject to payment of an early termination fee if prior to January 19, 2017, or by Citibank on or after January 19, 2017, in each case, in whole or in part, upon prior written notice to the other party.

Total Return Swap

On January 19, 2016, Cheltenham Funding entered into the TRS for a portfolio of senior secured floating rate loans with Citibank. The TRS has subsequently been amended three times resulting in the maximum aggregate notional amount of the portfolio of loans subject to the TRS being increased from $20,000 originally to $125,000 effective as of June 30, 2016.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables us, through our ownership of Cheltenham Funding, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Cheltenham Funding borrowing funds to acquire loans and incurring interest expense to a lender.

Until the date on which the reference portfolio under the TRS meets the full set of diversity and other portfolio criteria required under the TRS documents, or the Portfolio Criteria Satisfaction Date, we will guarantee Cheltenham Funding’s obligations under the TRS, or the Guarantee. Thereafter, the Guarantee will terminate and the obligations of Cheltenham Funding under the TRS will be non-recourse to us. Accordingly, on and after the Portfolio Criteria Satisfaction Date, our exposure under the TRS will be limited to the value of our investment in Cheltenham Funding, which generally will equal the value of cash collateral provided by Cheltenham Funding under the TRS.

Pursuant to the terms of the TRS, Cheltenham Funding may select a portfolio of loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $125,000. Cheltenham Funding is required to initially cash collateralize a specified percentage of each loan included under the TRS in accordance with margin requirements described in the agreements between Cheltenham Funding and Citibank that collectively establish the TRS, or collectively, the TRS Agreement. Under the terms of the TRS, Cheltenham Funding has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Cheltenham Funding are available to pay our debts.

Pursuant to the terms of an investment management agreement that we have entered into with Cheltenham Funding, we act as the investment manager of the rights and obligations of Cheltenham Funding under the TRS, including selecting the specific loans to be included in the portfolio of loans subject to the TRS. Accordingly, the loans selected by Cheltenham Funding for purposes of the TRS are selected by us in accordance with our investment objectives and strategy to generate current income and, to a lesser extent, long-term capital appreciation. In addition, pursuant to the terms of the TRS, Cheltenham Funding may select any loan or obligation available in the market to be included in the portfolio of loans that meets the obligation criteria set forth in the TRS Agreement.

Each individual loan, and the portfolio of loans taken as a whole, must meet criteria described in the TRS Agreement, including a requirement that substantially all of the loans underlying the TRS be rated by Moody’s and S&P and quoted by (a) at least three nationally-recognized pricing services prior to the Portfolio Criteria Satisfaction Date and (b) thereafter, at least two nationally-recognized pricing services or just one nationally recognized pricing service so long as the underlying loan meets other specified criteria. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the portfolio criteria in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Cheltenham Funding receives from Citibank all interest and fees payable in respect of the loans included in the portfolio. Cheltenham Funding pays to Citibank interest at a rate equal to the one-month London Interbank Offered Rate, or LIBOR, plus (a) 1.60% per annum prior to the Portfolio Criteria Satisfaction Date and (b) thereafter, 1.50% per annum, in both cases on the full notional amount of the loans subject to the TRS. In addition, upon the termination or repayment of any loan subject to the TRS, Cheltenham Funding will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Cheltenham Funding may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans below a specified amount. The limit on the additional collateral that Cheltenham Funding may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Cheltenham Funding. The amount of collateral required to be posted by Cheltenham Funding is determined primarily on the basis of the aggregate value of the underlying loans.

Except as required under the Guarantee, we have no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. When the Guarantee is no longer in effect and payment thereunder to satisfy Cheltenham Funding’s obligations is no longer required, we may, but are not obligated to, increase our equity investment in Cheltenham Funding for the purpose of funding any additional collateral or payment obligations for which Cheltenham Funding may become obligated during the term of the TRS. If we do not make any such additional investment in Cheltenham Funding and Cheltenham Funding fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Cheltenham Funding under the TRS. In the event of an early termination of the TRS, Cheltenham Funding would be required to pay an early termination fee.

Citibank may terminate the TRS on or after January 19, 2017, the first anniversary of the effectiveness of the TRS (unless certain specified events permit Citibank to terminate the TRS on an earlier date). Cheltenham Funding may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Cheltenham Funding will be required to pay an early termination fee to Citibank if it elects to terminate the TRS prior to the one year anniversary of the effective date. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments based on the minimum utilization amount, which would be owed by Cheltenham Funding to Citibank for the period from the termination date through and including January 19, 2017. Such monthly payments will equal the present value of the product of (x) 85%, multiplied by (y) the maximum notional amount of the TRS ($125,000), multiplied by (z) 1.60% or 1.50% per annum, as applicable. If the TRS had been terminated as of September 30, 2016, Cheltenham Funding would have been required to pay an early termination fee of $376. Other than during the first 90 days and last 30 days of the term of the TRS, Cheltenham Funding is required to pay a minimum usage fee if less than 85% of the maximum notional amount of the TRS is utilized and an unused fee on any amounts unutilized if greater than 85% but less than 100% of the maximum notional amount of the TRS is utilized.

The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the underlying loans to Cheltenham Funding.

As of September 30, 2016, the fair value of the TRS was $1,902. The net change in fair value of the TRS is reflected as unrealized appreciation (depreciation) on total return swap on our consolidated balance sheets. The change in value of the TRS is reflected in our consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of September 30, 2016, Cheltenham Funding had selected 38 underlying loans with a total notional amount of $117,507 and posted $45,000 in cash collateral held by Citibank (of which only $41,560 was required to be posted), which is reflected in due from counterparty on the consolidated balance sheet.

For purposes of the asset coverage ratio test applicable to us as a BDC, we treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Cheltenham Funding under the TRS, as a senior security for the life of the TRS. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, we treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Net Worth of Sponsors

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our sponsors and affiliates have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20,000 of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our sponsors and affiliates within the past 12 months, plus 1.0% of all amounts in excess of the first $20,000. Based on these requirements, our sponsors have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Capital Contributions by FSIC IV Advisor and GDFM

In February 2015, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200, which was used in its entirety to purchase 20,000 shares of Class T common stock at $10.00 per share. Mr. Forman will not tender these shares of common stock for repurchase as long as FSIC IV Advisor remains our investment adviser.

As of November 1, 2016, we issued an aggregate of 865,368 shares of Class T common stock for aggregate gross proceeds of $8,964 to the principal of FSIC IV Advisor, members of our board of directors and other individuals and entities affiliated with FSIC IV Advisor and GDFM, including shares of Class T common stock sold to Mr. Forman in February 2015.

RIC Status and Distributions

We intend to elect, and to qualify annually, to be subject to tax as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute as dividends to our stockholders. In order to qualify for and maintain RIC tax treatment, we must, among other things, make distributions of an amount at least equal to 90% of our investment company taxable income, determined without regard to any deduction for distributions paid, each tax year. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of a tax year or the due date of the tax return for such tax year, including extensions, distributions paid up to twelve months after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We intend to make sufficient distributions to our stockholders to qualify for and maintain our RIC tax status each tax year. We will also generally be subject to nondeductible federal excise taxes on certain undistributed income unless we make distributions in a timely manner to our stockholders generally of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gain net income, which is the excess of capital gains in excess of capital losses or “capital gain net income” (adjusted for certain ordinary losses), for the one-year period ending October 31 of that calendar year and (3) any net ordinary income and capital gain net income for the preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. Any distribution declared by us during October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by us, as well as received by our U.S. stockholders, on December 31 of the calendar year in which the distribution was declared. We can offer no assurance that we will achieve results that will permit us to pay any cash distributions. If we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Subject to applicable legal restrictions and the sole discretion of our board of directors, we currently intend to declare regular cash distributions on a weekly basis and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. If we offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure, the per share amount of distributions on shares of such classes will differ because of different allocations of class-specific expenses. In addition, the distribution fee for shares of such classes will be different. From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of our common stock. As a result, it is possible that a portion of the distributions we make may represent a return of capital. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSIC IV Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our stockholders. If FS Investments had not reimbursed certain of our expenses, 28% of the aggregate amount of distributions paid during the nine months ended September 30, 2016 would have been funded from offering proceeds or borrowings.

We intend to continue to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their cash distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder.

The following table reflects the cash distributions per share that we declared and paid on our common stock during the nine months ended September 30, 2016:

	Distribution
For the Three Months Ended	Per Share	Amount
Fiscal 2016
March 31, 2016	$0.1496	$205
June 30, 2016	$0.1620	$755
September 30, 2016	$0.1620	$1,401

On September 28, 2016, our board of directors determined to increase the amount of the regular weekly cash distributions payable to stockholders of record from $0.012463 per share to

$0.012808 per share for the regular weekly cash distributions for October 2016 through December 2016 that were declared on August 4, 2016. On November 7, 2016, our board of directors declared regular weekly cash distributions for January 2017 through March 2017 in the amount of $0.012808 per share. These distributions have been or will be paid monthly to Class T stockholders of record as of weekly record dates previously determined by our board of directors.

We have adopted an “opt in” distribution reinvestment plan for our stockholders. Purchases must be in the same class as the shares for which you received distributions that are being reinvested. As a result, if we make a cash distribution, our stockholders will receive the distribution in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distribution reinvested in additional shares of our common stock of the same class. See “Distribution Reinvestment Plan.” However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in our distribution reinvestment plan.

Under the distribution reinvestment plan, cash distributions to participating stockholders are reinvested in additional shares of our common stock at a purchase price equal to the net offering price per share in effect as of the date of issuance. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from FS Investments. We have not established limits on the amount of funds we may use from available sources to make distributions. There can be no assurance that we will be able to pay distributions at a specific rate or at all.

Pursuant to the expense reimbursement agreement, FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. For a period of time following commencement of our continuous public offering, which time period may be significant, substantial portions of our distributions have been, and may in the future, be funded through the reimbursement of certain expenses by FS Investments and its affiliates, including through the waiver of certain investment advisory fees by FSIC IV Advisor, that are subject to repayment by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees were not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or FS Investments and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by FS Investments or its affiliates will reduce the distributions that stockholders would otherwise receive in the future. FS Investments and its affiliates, including FSIC IV Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

The following table reflects the sources of the cash distributions on a tax basis that we have paid on our common stock during the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—
Borrowings	—	—
Net investment income (prior to expense reimbursement)(1)	749	32%
Short-term capital gains proceeds from the sale of assets	946	40%
Long-term capital gains proceeds from the sale of assets	—	—
Non-capital gains proceeds from the sale of assets	—	—
Distributions on account of preferred and common equity	—	—
Expense reimbursement from sponsor	666	28%

Total	$2,361	100%

(1)	During the nine months ended September 30, 2016, 93.5% of our gross investment income was attributable to cash income earned, 5.2% was attributable to non-cash accretion of discount and 1.3% was attributed to PIK interest.

Our net investment income on a tax basis for the nine months ended September 30, 2016 was $1,415. As of September 30, 2016, we had $690 of undistributed net investment income and realized gains on a tax basis.

The difference between our GAAP-basis net investment income (loss) and our tax-basis net investment income is primarily due to the tax-basis deferral and amortization of organization costs, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by us, the reclassification of unamortized original issue discount and prepayment fees recognized upon payment of loans from income for GAAP purposes to realized gains for tax purposes and the tax basis net investment income portion of the total return swap payments.

The following table sets forth a reconciliation between GAAP-basis net investment income (loss) and tax-basis net investment income during the nine months ended September 30, 2016:

Nine Months Ended September 30, 2016
GAAP-basis net investment income (loss)	$(1,440)
Tax-basis deferral and amortization of organization costs	303
Reversal of incentive fee accrual on unrealized gains	593
Reclassification of unamortized original issue discount and prepayment fees	(146)
Tax-basis net investment income portion of total return swap payments	1,371
Accretion of discount on total return swap	217
Other miscellaneous differences	517

Tax-basis net investment income	$1,415

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to stockholders are reported to stockholders annually on Form 1099-DIV.

As of September 30, 2016, the components of accumulated earnings on a tax basis were as follows:

September 30, 2016
Distributable ordinary income	$—
Distributable capital gains	690
Incentive fee accrual on unrealized gains	(593)
Unamortized organization costs	(303)
Net unrealized appreciation (depreciation) on investments and total return swap(1)	2,779

Total	$2,573

(1)	As of September 30, 2016, the gross unrealized appreciation on our investments and TRS was $2,866. As of September 30, 2016, the gross unrealized depreciation on our investments was $87.

The aggregate cost of our investments, including the accretion of discount on the TRS, for U.S. federal income tax purposes totaled $51,347 as of September 30, 2016. The aggregate net unrealized appreciation (depreciation) on a tax basis, including our TRS, was $2,779 as of September 30, 2016.

Critical Accounting Policies

Our financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our operating plans, we will describe additional critical accounting policies in the notes to our future financial statements in addition to those discussed below.

Valuation of Portfolio Investments

The net asset value of a class of shares depends on the number of shares of the applicable class outstanding at the time the net asset value of the applicable share class is determined. As such, the net asset value of each class of shares may vary if we sell different amounts of shares per class. We determine the net asset value of our investment portfolio each quarter. Securities are valued at fair value as determined in good faith by our board of directors. In connection with that determination, FSIC IV Advisor provides our board of directors with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by independent third-party valuation services.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

●	our quarterly fair valuation process begins with FSIC IV Advisor’s management team reviewing and documenting valuations of each portfolio company or investment, which valuations may be obtained from an independent third-party valuation service, if applicable;

●	FSIC IV Advisor’s management team then provides the valuation committee with the preliminary valuations for each portfolio company or investment;

●	preliminary valuations are then discussed with the valuation committee;

●	the valuation committee reviews the preliminary valuations and FSIC IV Advisor’s management team, together with our independent third-party valuation services, if applicable, supplement the preliminary valuations to reflect any comments provided by the valuation committee;

●	following its review, the valuation committee will recommend that our board of directors approve our fair valuations; and

●	our board of directors discusses the valuations and determines the fair value of each such investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSIC IV Advisor, the valuation committee and any independent third-party valuation services, if applicable.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our consolidated financial statements. In making its determination of fair value, our board of directors may use any approved independent third-party pricing or valuation services. However, our board of directors is not required to determine fair value in accordance with the valuation provided by any single source, and may use any relevant data, including information obtained from FSIC IV Advisor or any approved independent third-party valuation or pricing service that our board of directors deems to be reliable in determining fair value under the circumstances. Below is a description of factors that FSIC IV Advisor’s management team, any approved independent third-party valuation services and our board of directors may consider when determining the fair value of our investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the borrower in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

For convertible debt securities, fair value generally approximates the fair value of the debt plus the fair value of an option to purchase the underlying security (i.e., the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of directors, in its determination of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income or revenue. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

FSIC IV Advisor’s management team, any approved independent third-party valuation services and our board of directors may also consider private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. FSIC IV Advisor’s management team, any approved independent third-party valuation services and our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the smaller size of portfolio companies relative to comparable firms, as well as such other factors as our board of directors, in consultation with FSIC IV Advisor’s management team and any approved independent third-party valuation services, if applicable, may consider relevant in assessing fair value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

When we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of directors subsequently values these warrants or other equity securities received at their fair value.

The fair values of our investments are determined in good faith by our board of directors. Our board of directors is solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. Our board of directors has delegated day-to-day responsibility for implementing our valuation policy to FSIC IV Advisor’s management team, and has authorized FSIC IV Advisor’s management team to utilize independent third-party valuation and pricing services that have been approved by our board of directors. The valuation committee is responsible for overseeing FSIC IV Advisor’s implementation of the valuation process.

Our investments as of September 30, 2016 consisted primarily of debt investments that were traded on a private over-the-counter market for institutional investors. Four senior secured loan investments, for which broker quotes were not available, were valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, the borrower’s ability to adequately service its debt, prevailing interest rates for like investments, expected cash flows, call features, anticipated prepayments and other relevant terms of the investment. All of our equity/other investments were also valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. Except as described above, we valued our other investments by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent third-party pricing service and screened for validity by such service.

We value the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to us for review and testing. Our valuation committee and board of directors review and approve the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation is discussed or challenged pursuant to the terms of the TRS Agreement. For additional information on the TRS, see “—Financial Condition, Liquidity and Capital Resources—Total Return Swap.”

We periodically benchmark the bid and ask prices we receive from third-party pricing services and/or dealers, as applicable, against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), we believe that these valuation inputs are classified as Level 3 within the fair value hierarchy. We may also use other methods, including the use of an independent valuation firm, to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through third-party pricing services or independent dealers, or where our board of directors otherwise determines that the use of such other methods is appropriate. We periodically benchmark the valuations provided by the independent valuation firms against the actual prices at which we purchase and sell our investments. The valuation committee and our board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with our valuation policy.

Revenue Recognition

Security transactions are accounted for on the trade date. We record interest income on an accrual basis to the extent that we expect to collect such amounts. We record dividend income on the ex-dividend date. We do not accrue as a receivable interest or dividends on loans and securities if we have reason to doubt our ability to collect such income. Our policy is to place investments on non-accrual status when there is reasonable doubt that interest income will be collected. We consider many factors relevant to an investment when placing it on or removing it from non-accrual status including, but not limited to, the delinquency status of the investment, economic and business conditions, the overall financial condition of the underlying investment, the value of the underlying collateral, bankruptcy status, if any, and any other facts or circumstances relevant to the investment. If there is reasonable doubt that we will receive any previously accrued interest, then the interest income will be written-off. Payments received on non-accrual investments may be recognized as income or applied to principal depending upon the collectability of the remaining principal and interest. Non-accrual investments may be restored to accrual status when principal and interest become current and are likely to remain current based on our judgment.

Loan origination fees, original issue discount and market discount are capitalized and we amortize such amounts as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount are recorded as interest income. Structuring and other non-recurring upfront fees are recorded as fee income when earned. We record prepayment premiums on loans and securities as fee income when we receive such amounts.

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency

Gains or losses on the sale of investments are calculated by using the specific identification method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized. Net change in unrealized gains or losses on foreign currency reflects the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

Capital Gains Incentive Fee

Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

While the investment advisory and administrative services agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to FSIC IV Advisor if our entire portfolio was liquidated at its fair value as of the balance sheet date even though FSIC IV Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Based on an interpretation of the applicable language in the Advisers Act by the staff of the Division of Investment Management of the SEC, we “look through” our TRS in calculating the capital gains incentive fee. Under this “look through” methodology, the portion of the net settlement payments received by us pursuant to the TRS which would have represented net investment income to us had we held the loans underlying the TRS directly is treated as net investment income subject to the subordinated incentive fee on income payable to FSIC IV Advisor pursuant to the investment advisory and administrative services agreement, rather than as realized capital gains in accordance with GAAP, and any unrealized depreciation on individual loans underlying the TRS further reduces the capital gains incentive fee payable to FSIC IV Advisor with respect to realized gains. For additional information on the TRS, see “—Financial Condition, Liquidity and Capital Resources—Total Return Swap.”

Subordinated Income Incentive Fee

Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor may also be entitled to receive a subordinated incentive fee on income. The subordinated incentive fee on income, which is calculated and payable quarterly in arrears, equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. As a result, FSIC IV Advisor will not earn this part of the incentive fee for any quarter until our pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once our pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC IV Advisor will be entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until our pre-incentive fee net investment income for such quarter equals 2.34375%, or 9.375% annually, of adjusted capital. Thereafter, FSIC IV Advisor will be entitled to receive 20.0% of pre-incentive fee net investment income.

Organization Costs

Organization costs include, among other things, the cost of incorporating, including the cost of legal services and other fees pertaining to our organization. These costs are expensed as incurred as we raise proceeds in our continuous public offering. During the three and nine months ended September 30, 2016, we expensed $0 and $317, respectively, of organization costs as we raised proceeds in our continuous public offering. During the period from February 25, 2015 (Inception) to December 31, 2015, we incurred organization costs of $317 which were paid on our behalf by FS Investments. See also “—Related Party Transactions—Compensation of the Investment Adviser and Dealer Manager.”

Offering Costs

Offering costs primarily include, among other things, marketing expenses and printing, legal and due diligence fees and other costs pertaining to our continuous public offering of shares of our common stock, including the preparation of the registration statement, of which this prospectus forms a part, and salaries and direct expenses of FSIC IV Advisor’s personnel, employees of its affiliates and others while engaged in such activities. We will defer and amortize such costs as an expense over twelve months as we raise proceeds in our continuous public offering. During the three and nine months ended September 30, 2016, we expensed $286 and $517, respectively, of offering costs as we raised proceeds in our continuous public offering, which commenced on January 6, 2016. During the nine months ended September 30, 2016 and the period from February 25, 2015 (Inception) to December 31, 2015, we incurred offering costs of $2,017 and $3,403, respectively, which were paid on our behalf by FS Investments. See also “—Related Party Transactions—Compensation of the Investment Adviser and Dealer Manager.”

Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC IV Advisor became entitled to receive up to 0.75% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by FSIC IV Advisor and its affiliates (including FS Investments) have been recovered.

Uncertainty in Income Taxes

We evaluate our tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in our consolidated financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. We recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in our consolidated statements of operations. During the nine months ended September 30, 2016, we did not incur any interest or penalties.

Contractual Obligations

We have entered into an agreement with FSIC IV Advisor to provide us with investment advisory and administrative services. Payments for investment advisory services under the investment advisory and administrative services agreement are equal to (a) an annual base management fee based on the average weekly value of our gross assets and (b) an incentive fee based on our performance. FSIC IV Advisor and, to the extent it provides such services, GDFM, are reimbursed for administrative expenses and/or organization and offering costs incurred on our behalf, as applicable. During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we incurred $520 and $888, respectively, in base management fees and $60 and $180, respectively, in administrative services expenses under the investment advisory and administrative services agreement. In addition, FSIC IV Advisor is eligible to receive incentive fees based on our performance. During the three months ended September 30, 2016, we accrued a capital gains incentive fee of $582. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we accrued a capital gains incentive fee of $800 based on the performance of our portfolio, of which $593 was based on unrealized gains and $207 was based on realized gains. No such fees are actually payable by us with respect to unrealized gains unless and until those gains are actually realized. We did not pay any capital gains incentive fees to FSIC IV Advisor during the nine months ended September 30, 2016.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recently Issued Accounting Standards

None.

Related Party Transactions

Compensation of the Investment Adviser and Dealer Manager

Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor is entitled to receive an annual base management fee of 2.0% of the average weekly value of our gross assets and an incentive fee based on our performance. We commenced accruing fees under the investment advisory and administrative services agreement on January 6, 2016, upon commencement of our investment operations. Pursuant to the investment advisory and administrative services agreement, we also reimburse FSIC IV Advisor and its affiliates for expenses necessary to perform services related to our organization and continuous public offering.

The incentive fee will consist of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears, equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). We accrue the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSIC IV Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. See “—Critical Accounting Policies—Capital Gains Incentive Fee” for a discussion of the treatment of the TRS with respect to the calculation of the capital gains incentive fee.

We reimburse FSIC IV Advisor for expenses necessary to perform services related to our administration and operations, including FSIC IV Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments providing administrative services to us on behalf of FSIC IV Advisor. The amount of this reimbursement is set at the lesser of (1) FSIC IV Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC IV Advisor allocates the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of directors reviews the methodology employed in determining how expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of FSIC IV Advisor. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors, among other things, compares the total amount paid to FSIC IV Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC IV Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC IV Advisor.

Pursuant to the investment sub-advisory agreement, GDFM will receive 50% of all management and incentive fees payable to FSIC IV Advisor under the investment advisory and administrative services agreement with respect to each year.

FS Investments funded certain of our organization and offering costs in the amounts of $2,017 and $3,720, respectively, for the nine months ended September 30, 2016 and the period from February 25, 2015 (Inception) to December 31, 2015. Under the investment advisory and administrative services agreement, there was no liability on our part for the organization or offering costs funded by FSIC IV Advisor or its affiliates (including FS Investments) until we satisfied the minimum offering requirement on January 6, 2016. Since commencing our continuous public offering and through September 30, 2016, we have paid total reimbursements of $834 to FSIC IV Advisor and its affiliates for organization and offering costs funded by them.

The dealer manager for our continuous public offering is FS Investment Solutions, which is one of our affiliates. Under the dealer manager agreement, FS Investment Solutions is entitled to receive upfront selling commissions in connection with the sale of shares of our common stock in our continuous public offering, all or a portion of which may be re-allowed to selected broker-dealers and financial representatives. The dealer-manager re-allowed the upfront selling commissions it was entitled to receive during the nine months ended September 30, 2016. We will also be obligated to pay the dealer manager an annual distribution fee which will accrue daily and will be paid on a monthly basis. The dealer manager is entitled to re-allow all or a portion of the annual distribution fee to selected broker-dealers and financial representatives.

The following table describes the fees and expenses we accrued under the investment advisory and administrative services agreement and our share repurchase program during the three and nine months ended September 30, 2016:

Related Party	Source	Description	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Base Management Fee(1)	$520	$888
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Capital Gains Incentive Fee(2)	$582	$800
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Administrative Services Expenses(3)	$60	$180
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Offering Costs(4)	$286	$517
FS Investment Solutions	Share Repurchase Program	Contingent Deferred Sales Charge(5)	$4	$4

(1)	During the nine months ended September 30, 2016, $300 in base management fees were applied to offset the liability of FS Investments under the expense reimbursement agreement (see “—Overview—Expense Reimbursement”) and $68 in net base management fees were paid to FSIC IV Advisor. As of September 30, 2016, $520 in base management fees were payable to FSIC IV Advisor.

(2)	During the nine months ended September 30, 2016, we accrued capital gains incentive fees of $800 based on the performance of our portfolio, of which $593 was based on unrealized gains and $207 was based on realized gains. No capital gains incentive fees are actually payable by us with respect to unrealized gains unless and until those gains are actually realized. We did not pay any capital gains incentive fees to FSIC IV Advisor during the nine months ended September 30, 2016. See “—Critical Accounting Policies—Capital Gains Incentive Fees” for a discussion of the methodology employed by us in calculating the capital gains incentive fees.

(3)	During the nine months ended September 30, 2016, $142 of the accrued administrative services expenses related to the allocation of costs of administrative personnel for services rendered to us by FSIC IV Advisor and the remainder related to other reimbursable expenses. We paid $65 in administrative services expenses to FSIC IV Advisor during the nine months ended September 30, 2016.

(4)	During the nine months ended September 30, 2016, we expensed offering costs of $517, which related to reimbursements to FSIC IV Advisor for offering costs incurred on our behalf, including marketing expenses, salaries and other direct expenses of FSIC IV Advisor’s personnel and employees of its affiliates while engaged in registering and marketing our shares of common stock.

(5)	Represents the total amount of the contingent deferred sales charge paid to FS Investment Solutions by stockholders who tendered shares pursuant to our share repurchase program. Class T shares purchased prior to the date of this prospectus were subject to a contingent deferred sales charge of 3.90% in the event that a stockholder tendered his or her shares of common stock for repurchase by us prior to the first anniversary of the date such shares were purchased. Class T shares tendered after the date of this prospectus are not subject to a contingent deferred sales charge.

Capital Contributions by FSIC IV Advisor and GDFM

In February 2015, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200, which was used in its entirety to purchase 20,000 shares of Class T common stock at $10.00 per share. Mr. Forman will not tender these shares of common stock for repurchase as long as FSIC IV Advisor remains our investment adviser.

As of November 1, 2016, we issued an aggregate of 865,368 shares of Class T common stock for aggregate gross proceeds of $8,964 to the principal of FSIC IV Advisor, members of our board of directors and other individuals and entities affiliated with FSIC IV Advisor and GDFM, including shares of Class T common stock sold to Mr. Forman in February 2015.

Potential Conflicts of Interest

FSIC IV Advisor’s senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC, the investment advisers to certain other BDCs and a closed-end management investment company affiliated with FS Investments. As a result, such personnel provide investment advisory services to us and each of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund. While none of FSIC IV Advisor, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSEP Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than us, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSIC IV Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategy, if necessary, so that we will not be disadvantaged in relation to any other client of FSIC IV Advisor or its management team. In addition, even in the absence of FSIC IV Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and/or FS Global Credit Opportunities Fund rather than to us.

Co-Investment Exemptive Relief

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. We believe this relief has and may continue to enhance our ability to further our investment objectives and strategy. We believe this relief may also increase favorable investment opportunities for us, in part, by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we are permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term).

Expense Reimbursement

Pursuant to the expense reimbursement agreement, FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. See “—Overview—Expense Reimbursement” for a detailed description of the expense reimbursement agreement.

During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we accrued $0 and $666, respectively, for expense reimbursements that FS Investments has agreed to pay. It is intended that these reimbursements will be funded, in part, through the offset of management fees payable by us to FSIC IV Advisor. Under the expense reimbursement agreement, amounts reimbursed to us by FS Investments may become subject to repayment by us in the future. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we received $366 in cash reimbursements from FS Investments and offset $300 in management fees payable by us to FSIC IV Advisor under the investment advisory and administrative services agreement against reimbursements due from FS Investments. As of September 30, 2016, we did not have any reimbursements due from FS Investments. During the three months ended September 30, 2016 and the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we did not accrue any expense recoupments payable to FS Investments.

Recent Developments

During the period from October 1, 2016 to November 1, 2016, we issued 1,040,183 shares of Class T common stock for gross proceeds of $11,574 at an average price per share of $11.13.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates. As of September 30, 2016, 77.5% of our portfolio investments (based on fair value) paid variable interest rates, 21.5% paid fixed interest rates and the remainder (1.0%) consisted of non-income producing equity or other investments. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to any variable rate investments we hold and to declines in the value of any fixed rate investments we hold. However, many of our variable rate investments provide for an interest rate floor, which may prevent our interest income from increasing until benchmark interest rates increase beyond a threshold amount. To the extent that a substantial portion of our investments may be in variable rate investments, an increase in interest rates beyond this threshold would make it easier for us to meet or exceed the hurdle rate applicable to the subordinated incentive fee on income, and may result in a substantial increase in our net investment income and to the amount of incentive fees payable to FSIC IV Advisor with respect to our increased pre-incentive fee net investment income.

Pursuant to the terms of the TRS between Cheltenham Funding and Citibank, Cheltenham Funding pays fees to Citibank at a floating rate equal to one-month LIBOR plus 1.60% or $1.50% per annum, as applicable, on the utilized notional amount of the loans subject to the TRS in exchange for the right to receive the economic benefit of a pool of loans having a maximum notional amount of $125,000. We expect some or all of the future credit facilities, total return swap agreements or other financing arrangements that we or any of our subsidiaries may enter into will also be based on a floating interest rate. Our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we are subject to risks relating to changes in market interest rates. In periods of rising interest rates, when we or our subsidiaries have such debt outstanding or swap agreements in effect, our interest expense would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments.

The following table shows the effect over a twelve-month period of changes in interest rates on our interest income, assuming no changes in the composition of our investment portfolio, including the accrual status of our investments, and our financing arrangement in effect as of September 30, 2016:

Basis Point Change in Interest Rates	Increase (Decrease) in Interest Income(1)	Percentage Change in Interest Income
Down 85 basis points	$999	9.6%
No change	—	—
Up 100 basis points	156	1.5%
Up 300 basis points	1,050	10.1%
Up 500 basis points	1,944	18.7%

(1)	Assumes no defaults or prepayments by portfolio companies over the next twelve months. Includes the net effect of the change in interest rates on the unrealized appreciation (depreciation) on the TRS. Pursuant to the TRS, Cheltenham Funding receives from Citibank all interest payable in respect of the loans included in the TRS and pays to Citibank interest at a rate equal to one-month LIBOR plus 1.60% per annum on the utilized notional amount of the loans subject to the TRS. As of September 30, 2016, all of the loans underlying the TRS (based on fair value) paid variable interest rates.

We expect that our long-term investments will be financed primarily with equity and debt. If deemed prudent, we may use interest rate risk management techniques in an effort to minimize our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. During the nine months ended September 30, 2016, we did not engage in interest rate hedging activities.

In addition, we may have risk regarding portfolio valuation. See “Determination of Net Asset Value.”

SENIOR SECURITIES

Information about our senior securities is shown in the table below as of September 30, 2016. This information should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Dollar amounts in this section are presented in thousands, unless otherwise indicated.

Year Ending December 31,	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidation Preference per Unit(3)	Average Market Value per Unit(4) (Exclude Bank Loans)
2016 (as of September 30, 2016, unaudited)	$75,947	2.48	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented. For purposes of the asset coverage ratio test applicable to us as a BDC, we will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Cheltenham Funding under the TRS, as a senior security for the life of that instrument. As of September 30, 2016, Cheltenham Funding had selected 38 underlying loans with a total notional amount of $117,507 and posted $45,000 in cash collateral held by Citibank (of which only $41,560 was required to be posted), which is reflected in due from counterparty on the consolidated balance sheet.

(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4)	Not applicable because senior securities are not registered for public trading.

INVESTMENT OBJECTIVES AND STRATEGY

We were incorporated under the general corporation laws of the State of Maryland on February 25, 2015 and formally commenced investment operations on January 6, 2016 upon raising the minimum offering requirement from sales of shares of our Class T common stock in our continuous public offering to persons who were not affiliated with us or FSIC IV Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization.

Our investment activities are managed by FSIC IV Advisor and supervised by our board of directors, a majority of whom are independent. Under the investment advisory and administrative services agreement, we have agreed to pay FSIC IV Advisor an annual base management fee based on the average weekly value of our gross assets and an incentive fee based on our performance. FSIC IV Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC IV Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC IV Advisor according to guidelines set by FSIC IV Advisor. GDFM is a wholly-owned subsidiary of GSO, the credit platform of Blackstone, a leading global alternative asset manager and provider of financial advisory services. GSO is one of the world’s largest credit platforms in the alternative asset business with approximately $89.3 billion in assets under management as of September 30, 2016.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objectives by:

●	utilizing the experience and expertise of the management teams of FSIC IV Advisor and GDFM, along with the broader resources of GSO, which include its access to the relationships and human capital of its parent, Blackstone, in sourcing, evaluating and structuring transactions;

●	employing a defensive investment approach focused on long-term credit performance and principal protection;

●	focusing primarily on debt investments in a broad array of private U.S. companies, including middle market companies, which we define as companies with annual revenue of $50 million to $2.5 billion at the time of investment. In many market environments, we believe such a focus offers an opportunity for superior risk adjusted returns;

●	investing primarily in established, stable enterprises with positive cash flows; and

●	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.

Our portfolio is comprised primarily of investments in senior secured loans and second lien secured loans of private middle market U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio will be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans or make debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from our target companies as primary market or directly originated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds, CLOs, other debt securities and derivatives, including total return swaps and credit default swaps. FSIC IV Advisor will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments. Prior to raising sufficient capital, we may make smaller investments than we expect to make once we raise sufficient capital due to liquidity constraints. Once we raise sufficient capital, we expect that our investments will generally range between $5 million and $150 million each, although investments may vary proportionately as the size of our capital base changes and will ultimately be at the discretion of FSIC IV Advisor, subject to oversight by our board of directors.

The senior secured loans, second lien secured loans and senior secured bonds in which we will invest generally have stated terms of three to seven years and subordinated debt investments that we make generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and seven years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments may be rated by a nationally recognized statistical rating organization and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by S&P). We also invest in non-rated debt securities.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. We believe this relief has and may continue to enhance our ability to further our investment objectives and strategy. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term).

To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of FSIC IV Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act. See “Risk Factors—Risks Related to Debt Financing” for a discussion of the risks inherent in employing leverage.

While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate during our offering stage due to the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While the offering price for a class, which exceeds the net asset value per share for such class, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our shares will not be listed on a national securities exchange, our stockholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our shares may be volatile.

To provide our stockholders with limited liquidity, we intend to continue to conduct quarterly tender offers pursuant to our share repurchase program. However, we are not obligated to continue to repurchase shares and, if we do so, shares will be repurchased at the net offering price in effect as of the date of such repurchase. The first such tender offer commenced in May 2016. This will be the only method by which our stockholders may obtain liquidity prior to a liquidity event. See “Share Repurchase Program.” Therefore, stockholders may not be able to sell their shares promptly or at a desired price. If stockholders are able to sell their shares, it is likely they will have to sell them at a significant discount to their purchase price.

We do not currently intend to list our shares on an exchange and do not expect a public market to develop for them in the foreseeable future, and neither our dealer manager nor the selected broker-dealers intend to act as market-makers with respect to our common stock. We intend to seek to complete a liquidity event within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our shares on a national securities exchange, stockholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease. See “Liquidity Strategy” for a discussion of what constitutes a liquidity event. There can be no assurance that we will be able to complete a liquidity event.

Status of Our Continuous Public Offering

Since commencing our continuous public offering and through November 1, 2016, we have issued 11,429,689 shares of Class T common stock for gross proceeds of approximately $124.2 million, including Class T common stock issued under our distribution reinvestment plan and approximately $9.0 million in gross proceeds from the principal of FSIC IV Advisor, certain members of our board of directors and other individuals and entities affiliated with FSIC IV Advisor and GDFM. As of November 1, 2016, we have raised total gross proceeds of $124.4 million, including $200,000 of seed capital contributed by the principal of FSIC IV Advisor in February 2015.

The following table summarizes the sales of shares of our common stock in our continuous public offering on a quarterly basis since we formally commenced investment operations in January 2016. Dollar amounts are presented in thousands, except share and per share data:

	Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
Fiscal 2016
March 31	2,523,910	$10.59	$26,717
June 30	4,325,329	10.87	47,001
September 30	3,540,267	10.99	38,917
December 31 (through November 1, 2016)	1,040,183	11.13	11,574

	11,429,689	$10.87	$124,209

(1)	The number of shares sold includes 167,433 shares of common stock issued through our distribution reinvestment plan during 2016 (through November 1, 2016).

(2)	All shares reflected in the table were sold at prices between $10.00 and $11.15 per share, depending on the offering price then in effect and the amount of discounts or commissions waived by us or the dealer manager. The public offering price of our shares of Class T common stock is subject to adjustment depending, in part, on our net asset value.

Portfolio Update

During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, we made investments in portfolio companies totaling approximately $123.6 million. During the same period, we sold investments for proceeds of approximately $70.0 million and received principal repayments of approximately $3.1 million. As of September 30, 2016, our investment portfolio, with a total fair value of approximately $52.2 million (56% in first lien senior secured loans, 21% in second lien senior secured loans, 22% in subordinated debt and 1% in equity and other investments), consisted of interests in 16 portfolio companies. The portfolio companies that comprised our portfolio as of such date had an average annual EBITDA of approximately $172.0 million. As of September 30, 2016, the debt investments in our portfolio were purchased at a weighted average price of 96.3% of par and our estimated gross portfolio yield (which represents the expected annualized yield to be generated by us on our investment portfolio based on the composition of our portfolio as of such date), prior to leverage, was 9.3% based upon the amortized cost of our investments. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, our total return was 10.07%.

Based on our regular weekly cash distribution amount of $0.012463 per share as of September 30, 2016 and our public offering price of $11.10 per share as of such date, the annualized distribution rate to stockholders as of September 30, 2016 was 5.84%. The annualized distribution rate to stockholders is expressed as a percentage equal to the projected annualized distribution amount per share divided by our public offering price per share as of September 30, 2016. Our annualized distribution rate to stockholders may include income, realized capital gains and a return of investors’ capital.

Our estimated gross portfolio yield may be higher than a stockholder’s yield on an investment in shares of our common stock. Our estimated gross portfolio yield does not reflect operating expenses that may be incurred by us. In addition, our estimated gross portfolio yield and total return figure disclosed above do not consider the effect of any selling commissions or charges that may have been incurred in connection with the sale of shares of our common stock. Our estimated gross portfolio yield, total return and annualized distribution rate to stockholders do not represent actual investment returns to stockholders, are subject to change and, in the future, may be greater or less than the rates set forth above. See “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements. See footnote 4 to the table included in “Selected Financial Data” for information regarding the calculation of total return.

The following is our investment portfolio as of September 30, 2016:

Portfolio Company(a)	Footnotes	Industry	Rate(b)	Floor	Maturity	Principal Amount(c) (in thousands)	Amortized Cost(d) (in thousands)
Senior Secured Loans—First Lien—56.6%
AqGen Ascensus, Inc.		Diversified Financials	L+450	1.0%	12/5/22	$1,991	$1,967
ASG Technologies Group, Inc.		Software & Services	L+787, 1.2% PIK (1.2% Max PIK)	1.0%	4/30/20	3,102	3,029
Corner Investment PropCo, LLC		Consumer Services	L+975	1.3%	11/2/19	4,792	4,757
JSS Holdings, Inc.		Capital Goods	L+650	1.0%	8/31/21	3,563	3,443
North Haven Cadence Buyer, Inc.	(h)	Consumer Services	L+500	1.0%	9/2/21	188	188
North Haven Cadence Buyer, Inc.		Consumer Services	L+813	1.0%	9/2/22	5,063	5,063
North Haven Cadence Buyer, Inc.	(h)	Consumer Services	L+750	1.0%	9/2/22	1,187	1,187
Propulsion Acquisition, LLC		Commercial & Professional Services	L+600	1.0%	7/13/21	3,448	3,348
Quest Software US Holdings Inc.	(f)	Software & Services	L+600	1.0%	9/27/22	4,396	4,220
Sybil Software LLC	(e)(f)	Software & Services	L+400	1.0%	9/30/22	3,122	3,107

Total Senior Secured Loans—First Lien							30,309
Unfunded Loan Commitments							(1,375)

Net Senior Secured Loans—First Lien							28,934

Senior Secured Loans—Second Lien—21.4%
ASG Technologies Group, Inc.		Software & Services	L+1100, 0.0% PIK (6.0% Max PIK)	1.0%	6/27/22	1,111	775
BBB Industries US Holdings, Inc.		Automobiles & Components	L+875	1.0%	11/3/22	3,000	2,824
LBM Borrower, LLC		Capital Goods	L+925	1.0%	8/20/23	1,427	1,368
Peak 10, Inc.		Software & Services	L+725	1.0%	6/17/22	333	308
PGA Holdings, Inc.	(e)(f)	Health Care Equipment & Services	L+725	1.0%	9/30/24	1,136	1,125
SRS Distribution Inc.		Capital Goods	L+875	1.0%	2/24/23	4,000	3,922
Stardust Finance Holdings, Inc.	(e)	Materials	L+950	1.0%	3/13/23	667	622

Total Senior Secured Loans—Second Lien							10,944

Subordinated Debt—20.9%
BMC Software Finance, Inc.		Software & Services	7.3%		6/1/18	6,000	5,898
CEC Entertainment, Inc.		Consumer Services	8.0%		2/15/22	5,297	4,802

Total Subordinated Debt							10,700

						Number of Shares	Cost (in thousands)
Equity/Other—1.1%
ASG Technologies Group, Inc., Warrants, 6/27/2022	(g)	Software & Services				12,081	$344
North Haven Cadence Buyer, Inc., Common Equity	(g)	Consumer Services				208,333	208

Total Equity/Other							552

TOTAL INVESTMENTS—100.0%							$51,130

(a)	Security may be an obligation of one or more entities affiliated with the named company.

(b)	Certain variable rate securities in our portfolio bear interest at a rate determined by a publicly disclosed base rate plus a basis point spread. As of September 30, 2016, the three-month London Interbank Offered Rate, or LIBOR, was 0.85%.

(c)	Denominated in U.S. dollars unless otherwise noted.

(d)	Amortized cost represents the original cost adjusted for amortization of premiums and/or accretion of discounts, as applicable, on investments.

(e)	The investment is not a qualifying asset under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. As of September 30, 2016, 96.8% of our total assets represented qualifying assets. In addition, we also calculate our compliance with the qualifying asset test on a “look through” basis by disregarding the value of our TRS and treating each loan underlying the TRS as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 82.5% of our total assets represented qualifying assets as of September 30, 2016.

(f)	Position or portion thereof unsettled as of September 30, 2016.

(g)	Security is non-income producing.

(h)	Security is an unfunded commitment. The stated rate reflects the spread disclosed at the time of commitment and may not indicate the actual rate received upon funding.

Capital Contributions by FSIC IV Advisor and GDFM

In February 2015, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200,000, which was used in its entirety to purchase 20,000 shares of Class T common stock at $10.00 per share. Mr. Forman will not tender these shares of common stock for repurchase as long as FSIC IV Advisor remains our investment adviser.

As of November 1, 2016, we issued an aggregate of 865,368 shares of Class T common stock for aggregate gross proceeds of approximately $9.0 million to the principal of FSIC IV Advisor, members of our board of directors and other individuals and entities affiliated with FSIC IV Advisor and GDFM, including shares of Class T common stock sold to Mr. Forman in February 2015.

Distributions

Our first distribution was declared for stockholders of record as of January 12, 2016. Subject to applicable legal restrictions and the sole discretion of our board of directors, we currently intend to declare regular cash distributions on a weekly basis and pay such distributions on a monthly basis. We will calculate each stockholder’s specific distribution amount for the period using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. If we offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure, the per share amount of distributions on shares of such classes will differ because of different allocations of class-specific expenses. In addition, the distribution fee for shares of such classes will be different. From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from FS Investments. We have not established limits on the amount of funds we may use from available sources to make distributions. There can be no assurance that we will be able to pay distributions at a specific rate or at all.

Pursuant to the expense reimbursement agreement, FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from our offering proceeds or borrowings. For a period of time following commencement of our continuous public offering, which time period may be significant, substantial portions of our distributions have been, and may be in the future, funded through the reimbursement of certain expenses by FS Investments and its affiliates, including through the waiver of certain investment advisory fees by FSIC IV Advisor, that are subject to repayment by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees were not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or FS Investments and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by FS Investments or its affiliates will reduce the distributions that stockholders would otherwise receive in the future. FS Investments and its affiliates, including FSIC IV Advisor, have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering of our common stock. As a result, it is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSIC IV Advisor. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our stockholders. See “Material U.S. Federal Income Tax Considerations.” If FS Investments had not reimbursed certain of our expenses, 28% of the aggregate amount of distributions paid during the nine months ended September 30, 2016 would have been funded from offering proceeds or borrowings.”

We intend to continue to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder. See “Distributions” for the cash distributions declared and paid on our common stock.

About FSIC IV Advisor

FSIC IV Advisor is a subsidiary of our affiliate, FS Investments, a national sponsor of alternative investments designed for the individual investor. FSIC IV Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by substantially the same personnel that form the investment and operations teams of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC. FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC are registered investment advisers that manage FS Investments’ four other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II and FS Investment Corporation III, respectively. FS Global Advisor, LLC is a registered investment adviser that manages FS Investments’ affiliated closed-end management investment company, FS Global Credit Opportunities Fund. See “Risk Factors—Risks Related to FSIC IV Advisor and Its Affiliates” and “Certain Relationships and Related Party Transactions.”

In addition to managing our investments, the managers, officers and other personnel of FSIC IV Advisor also currently manage the following entities through affiliated investment advisers:

Name	Entity	Investment Focus	Gross Assets(1)
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,128,618,000
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,910,727,000
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$3,537,116,000
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$4,073,753,000
FS Global Credit Opportunities Fund(2)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$1,728,218,000

(1)	As of September 30, 2016, unless otherwise noted.

(2)	As of June 30, 2016. The FSGCOF Offered Funds, which are affiliated funds that have the same investment objectives and strategy as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund. The FSGCOF Closed Funds, which are affiliated funds that have the same investment objectives and strategy as FS Global Credit Opportunities Fund, closed their respective continuous public offerings to new investors in April 2016.

Our chairman, president and chief executive officer, Michael C. Forman, has led FSIC IV Advisor since its inception. In 2007, he co-founded FS Investments with the goal of delivering alternative investment solutions, advised by what FS Investments believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSIC IV Advisor, Mr. Forman currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds and the FSGCOF Closed Funds. Mr. Forman also serves as chairman and chief executive officer of FS Investment Corporation.

FSIC IV Advisor’s senior management team has significant experience in private lending and private equity investing, and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. We believe that the active and ongoing participation by FS Investments and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSIC IV Advisor’s management team, will allow FSIC IV Advisor to successfully execute our investment strategy. See “Management” for biographical information regarding FSIC IV Advisor’s senior management team.

All investment decisions will require the unanimous approval of FSIC IV Advisor’s investment committee, which is currently comprised of Messrs. Forman, Gerald F. Stahlecker, Zachary Klehr, and Sean Coleman. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the effective date of the investment advisory and administrative services agreement, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided. See “Investment Advisory and Administrative Services Agreement” for more information, including information regarding the termination provisions of the investment advisory and administrative services agreement.

About GDFM

From time to time, FSIC IV Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSIC IV Advisor believes will aid it in achieving our investment objectives. FSIC IV Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC IV Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC IV Advisor according to guidelines set by FSIC IV Advisor. GDFM also serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III. Furthermore, GDFM’s parent, GSO, serves as the investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund. GDFM is a Delaware limited liability company with principal offices located at 345 Park Avenue, New York, New York 10154.

GDFM is a wholly-owned subsidiary of GSO. GSO is the credit platform of Blackstone, a leading global alternative asset manager. The credit platform is one of Blackstone’s four business segments. As of September 30, 2015, GSO and its affiliates, excluding Blackstone, managed approximately $89.3 billion of assets across multiple strategies and investment types within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. As investment sub-adviser, GDFM makes recommendations to FSIC IV Advisor in a manner that is consistent with its existing investment and monitoring processes.

Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $361.0 billion as of September 30, 2016. Blackstone’s alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly traded closed-end mutual funds. Blackstone is a publicly traded limited partnership that has common units which trade on the NYSE under the ticker symbol “BX.” Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone’s periodic filings with the SEC, which can be obtained from Blackstone’s website at http://ir.blackstone.com or the SEC’s website at www.sec.gov. Information contained on Blackstone’s website and in Blackstone’s filings with the SEC is not incorporated by reference into this prospectus and such information should not be considered to be part of this prospectus.

About FS Investments

FS Investments is a leading manager of alternative investment funds designed to enhance investors’ portfolios by providing access to asset classes, strategies and asset managers that typically have been available to only the largest institutional investors. The firm’s funds offer “endowment-style” investment strategies that help construct diversified portfolios and manage risk. FS Investments strives not only to maximize investment returns but also to set the industry standard for best practices by focusing on transparency, investor protection and education for investment professionals and their clients.

FS Investments was founded in Philadelphia in 2007 and seeks to establish itself as a leader in the alternative investment industry by introducing innovative credit-based income funds. FS Investments sponsors five other funds in addition to us, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund. As of September 30, 2016, FS Investments had approximately $18.7 billion in total assets under management.

Our investment objectives, policies and strategy are substantially similar to those of FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III, which are each focused on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. In addition, substantially the same personnel that form the investment and operations team of FSIC IV Advisor form the investment and operations teams of FB Income Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC, the investment advisers of FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III, respectively. Each of FSIC IV Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC has engaged GDFM to act as investment sub-adviser for us, FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III, respectively.

About FS Investment Corporation

Use of Historical Performance Information of FS Investment Corporation

FS Investment Corporation is an affiliated BDC that is sponsored by FS Investments, our sponsor. Our investment objectives, policies and strategy are substantially similar to those of FS Investment Corporation, which invests primarily in the debt securities of private middle market U.S. companies. In addition, substantially the same personnel that form the investment and operations team of FSIC IV Advisor form the investment and operations team of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation. The historical performance data for FS Investment Corporation is provided to illustrate the past performance of personnel that form the investment and operations team of FSIC IV Advisor in managing a fund substantially similar to us. The historical performance data for FS Investment Corporation included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Investment Corporation to its investment adviser. Such performance data of FS Investment Corporation is not a substitute for our performance and is not necessarily indicative of our future results. Although we may hold securities that are substantially similar to those held by FS Investment Corporation, our actual performance may differ significantly from the past performance of FS Investment Corporation. The timing and amount of any distributions to stockholders we may make are subject to applicable legal restrictions and the sole discretion of our board of directors. FS Investment Corporation offered only one class of common stock, which was subject to an upfront sales load of 10%. Shares of such common stock are not subject to an annual distribution fee.

Public Offering and Listing on New York Stock Exchange

On April 16, 2014, the shares of common stock of FS Investment Corporation were listed and commenced trading on the NYSE under the ticker symbol “FSIC.” FS Investment Corporation closed its prior continuous public offering to new investors in May 2012, having sold, as of the closing, 247,454,171 shares (as adjusted for stock distributions) of common stock for gross proceeds of approximately $2.6 billion.

Cash and Stock Distributions

From the formal commencement of its investment operations on January 2, 2009 through September 30, 2016, FS Investment Corporation made eight stock distributions and approximately $1.2 billion in cash distributions to its stockholders, including eleven special cash distributions totaling approximately $74.5 million. The following table sets forth the amounts of regular and special cash distributions per share (as adjusted for stock distributions) and stock distributions per share (expressed as a cumulative percentage) declared by the board of directors of FS Investment Corporation from the formal commencement of its investment operations on January 2, 2009 through September 30, 2016:

	Regular Cash Distributions (Per Share)	Special Cash Distributions (Per Share)	Stock Distributions (Per Share)
Total	$6.31	$0.48	22.6%

The following table reflects the sources of the cash distributions on a tax basis that FS Investment Corporation has paid on its common stock from the formal commencement of its investment operations on January 2, 2009 through September 30, 2016 (dollar amounts are presented in thousands):

	Nine Months Ended September 30, 2016 (Unaudited)		Year ended December 31,
			2015		2014		2013		2012		2011		2010		2009
Source of Distribution	Distribu- tion Amount	Percen- tage	Distribu- tion Amount	Percen- tage	Distribu- tion Amount	Percen- tage	Distribu- tion Amount	Percen- tage	Distribu- tion Amount	Percen- tage	Distribu- tion Amount	Percen- tage	Distribu- tion Amount	Percen- tage	Distribu- tion Amount	Percen- tage
Offering proceeds	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—
Borrowings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net investment income(1)	162,567	100%	181,509	84%	196,227	73%	212,153	100%	144,364	73%	74,663	86%	13,545	63%	1,917	61%
Capital gains proceeds from the sale of assets	—	—	34,097	16%	71,629	27%	—	—	53,542	27%	11,994	14%	7,844	37%	977	31%
Non-capital gains proceeds from the sale of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions on account of preferred and common equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Expense reimbursement from sponsor	—	—	—	—	—	—	—	—	—	—	—	—	—	—	240	8%

Total	$162,567	100%	$215,606	100%	$267,856	100%	$212,153	100%	$197,906	100%	$86,657	100%	$21,389	100%	$3,134	100%

(1)	During the nine months ended September 30, 2016, 90.6% of FS Investment Corporation’s gross investment income was attributable to cash income earned, 2.0% was attributable to non-cash accretion of discount and 7.4% was attributable to PIK interest. During the years ended December 31, 2015, 2014, 2013, 2012 and 2011, 92.7%, 91.1%, 89.3%, 92.1% and 89.6%, respectively, of FS Investment Corporation’s gross investment income was attributable to cash income earned, 2.3%, 5.2%, 9.1%, 6.8% and 9.2%, respectively, was attributable to non-cash accretion of discount and 5.0%, 3.7%, 1.6%, 1.1% and 1.2%, respectively, was attributable to PIK interest. During the years ended December 31, 2010, and 2009, 84% and 57%, respectively, of FS Investment Corporation’s gross investment income was attributable to cash income earned and 16% and 43%, respectively, was attributable to non-cash accretion of discount and PIK interest.

Total Return

The following table sets forth the total return for FS Investment Corporation for the nine months ended September 30, 2016 and the fiscal years ended December 31, 2015, 2014, 2013, 2012, 2011 and 2010, net of all management and incentive fees:

	Nine Months Ended September 30, 2016 (unaudited)	Year Ended December 31,
		2015	2014	2013	2012	2011	2010
Total return based on net asset value(1)	10.88%	1.63%	7.17%	10.43%	15.83%	8.93%	13.08%
Total return based on market value(2)	13.23%	(0.78)%	5.52%	—%	—%	—%	—%

(1)	The total return based on net asset value for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share that were declared during the period and dividing the total by the net asset value per share at the beginning of the applicable period. The total return based on net asset value does not consider the effect of any sales commissions or charges incurred in connection with the sale of shares of FS Investment Corporation’s common stock. The historical calculation of total return based on net asset value in the table should not be considered a representation of FS Investment Corporation’s future total return based on net asset value, which may be greater or less than the return shown in the table due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Investment Corporation’s investment portfolio during the applicable period. These return figures do not represent an actual return to stockholders. Please see Appendix 1 for additional information regarding the components of the total return calculation for the periods shown.

(2)	The total return based on market value for the nine months ended September 30, 2016 and the year ended December 31, 2015 was calculated based on the change in market price during the applicable period, including the impact of distributions reinvested in accordance with FS Investment Corporation’s distribution reinvestment plan. The total return based on market value for the year ended December 31, 2014 was calculated based on the change in the market price during the period from April 6, 2014 (the first day the shares began trading on the NYSE) to December 31, 2014, including the impact of distributions reinvested in accordance with FS Investment Corporation’s distribution reinvestment plan. Total return based on market value does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation’s common stock. The historical calculation of total return based on market value in the table should not be considered a representation of FS Investment Corporation’s future total return based on market value, which may be greater or less than the return shown in the table due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets, general economic conditions and fluctuations in per share market value. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. Please see Appendix 1 for additional information regarding the components of the total return calculation for the periods shown.

Offering Price Adjustments

Prior to October 1, 2009, FS Investment Corporation sold shares at an offering price of $10.00 per share. The following table summarizes adjustments FS Investment Corporation made to its per share public offering price prior to the closing of its offering in May 2012 and the closing date on which such adjustments were first effective:

FS Investment Corporation Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.40	October 1, 2009
$10.50	November 1, 2010
$10.65	January 3, 2011
$10.70	February 1, 2011
$10.75	February 16, 2011
$10.65	October 3, 2011
$10.70	February 16, 2012
$10.75	April 2, 2012
$10.80	May 16, 2012

About FS Investment Corporation II

Use of Historical Performance Information of FS Investment Corporation II

FS Investment Corporation II is an affiliated BDC that is sponsored by FS Investments, our sponsor. Our investment objectives, policies and strategy are substantially similar to those of FS Investment Corporation II, which invests primarily in the debt securities of private middle market U.S. companies. In addition, substantially the same personnel that form the investment and operations team of FSIC IV Advisor form the investment and operations team of FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II. The historical performance data for FS Investment Corporation II is provided to illustrate the past performance of personnel that form the investment and operations team of FSIC IV Advisor in managing a fund substantially similar to us. The historical performance data for FS Investment Corporation II included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Investment Corporation II to its investment adviser. Such performance data of FS Investment Corporation II is not a substitute for our performance and is not necessarily indicative of our future results. Although we may hold securities that are substantially similar to those held by FS Investment Corporation II, our actual performance may differ significantly from the past performance of FS Investment Corporation II. The timing and amount of any distributions to stockholders we may make are subject to applicable legal restrictions and the sole discretion of our board of directors. FS Investment Corporation II offered only one class of common stock, which was subject to an upfront sales load of 10%. Shares of such common stock are not subject to an annual distribution fee.

Public Offering

FS Investment Corporation II closed its prior continuous public offering to new investors in March 2014, having sold, as of the closing, 302,266,066 shares of common stock for gross proceeds of approximately $3.1 billion.

Cash Distributions

From the formal commencement of its investment operations on June 18, 2012 through September 30, 2016, FS Investment Corporation II made approximately $770.2 million in cash distributions to its stockholders. The following table sets forth the cash distributions per share declared by the board of directors of FS Investment Corporation II from the formal commencement of its investment operations on June 18, 2012 through September 30, 2016:

For the Year Ended December 31,	Regular Cash Distributions (Per Share)
2012	$0.3947
2013	$0.7622
2014	$0.7395
2015	$0.7540
2016 (through September 30, 2016)	$0.5655

The following table reflects the sources of the cash distributions on a tax basis that FS Investment Corporation II has paid on its common stock from the formal commencement of its investment operations on June 18, 2012 through September 30, 2016 (dollar amounts are presented in thousands):

Source of Distribution	Nine Months Ended September 30, 2016 (Unaudited)		Year ended December 31,
			2015		2014		2013		2012
	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	$—	—	$—	—	$—	—	$—	—	$—	—
Borrowings	—	—	—	—	—	—	—	—	—	—
Net investment income(1)	176,987	97%	229,252	96%	208,059	93%	104,102	91%	4,852	47%
Short-term capital gains proceeds from the sale of assets	—	—	—	—	14,999	7%	10,205	9%	2,986	29%
Long-term capital gains proceeds from the sale of assets	5,888	3%	9,893	4%	496	0%	—	—	—	—
Gains from credit default swaps (ordinary income for tax)	—	—	—	—	—	—	—	—	—	—
Non-capital gains proceeds from the sale of assets	—	—	—	—	—	—	—	—	—	—
Distributions on account of preferred and common equity	—	—	—	—	—	—	—	—	—	—
Expense reimbursement from sponsor	—	—	—	—	—	—	—	—	2,482	24%

Total	$182,875	100%	$239,145	100%	$223,554	100%	$114,307	100%	$10,320	100%

(1)	During the nine months ended September 30, 2016, 92.6% of FS Investment Corporation II’s gross investment income was attributable to cash income earned, 2.5% was attributable to non-cash accretion of discount and 4.9% was attributable to PIK interest. During the years ended December 31, 2015, 2014, 2013 and 2012, 94.8%, 94.3%, 91.3% and 92.3%, respectively, of FS Investment Corporation II’s gross investment income was attributable to cash income earned, 2.7%, 3.0%, 7.6% and 7.7%, respectively, was attributable to non-cash accretion of discount and 2.5%, 2.7%, 1.1% and 0.0%, respectively, was attributable to PIK interest.

Total Return

The following table sets forth the total return (without assuming reinvestment of distributions) for FS Investment Corporation II for the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014, 2013 and 2012, net of all management and incentive fees:

	Nine Months Ended September 30, 2016 (unaudited)	Year Ended December 31,
		2015	2014	2013	2012
Total return based on net asset value (without assuming reinvestment of distributions)(1)	11.95%	(1.94)%	6.92%	10.81%	6.11%

(1)	The total return (without assuming reinvestment of distributions) for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share which were declared during the applicable period and dividing the total by the net asset value per share at the beginning of the applicable period. The total return (without assuming reinvestment of distributions) does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation II’s common stock. The total return (without assuming reinvestment of distributions) includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return (without assuming reinvestment of distributions) in the table should not be considered a representation of FS Investment Corporation II’s future total return (without assuming reinvestment of distributions) which may be greater or less than the return shown in the table due to a number of factors, including FS Investment Corporation II’s ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities FS Investment Corporation II acquires, the level of FS Investment Corporation II’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which FS Investment Corporation II encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return (without assuming reinvestment of distributions) on FS Investment Corporation II’s investment portfolio during the applicable period and do not represent an actual return to stockholders. Please see Appendix 2 for additional information regarding the components of the total return calculation for the periods shown.

Offering Price Adjustments

Prior to September 17, 2012, FS Investment Corporation II sold shares at an offering price of $10.00 per share. The following table summarizes adjustments FS Investment Corporation II made to its per share public offering price prior to the closing of its offering in March 2014 and the closing date on which such adjustments were first effective:

FS Investment Corporation II Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.05	September 17, 2012
$10.10	October 16, 2012
$10.20	December 17, 2012
$10.25	January 2, 2013
$10.30	January 16, 2013
$10.35	February 1, 2013
$10.40	March 18, 2013
$10.45	April 16, 2013
$10.50	May 1, 2013
$10.55	February 12, 2014
$10.60	March 5, 2014

About FS Investment Corporation III

Use of Historical Performance Information of FS Investment Corporation III

FS Investment Corporation III is an affiliated BDC that is sponsored by FS Investments, our sponsor. Our investment objectives, policies and strategy are substantially similar to those of FS Investment Corporation III, which invests primarily in the debt securities of private middle market U.S. companies. In addition, substantially the same personnel that form the investment and operations team of FSIC IV Advisor form the investment and operations team of FSIC III Advisor, LLC, the investment adviser to FS Investment Corporation III. The historical performance data for FS Investment Corporation III is provided to illustrate the past performance of personnel that form the investment and operations team of FSIC IV Advisor in managing a fund substantially similar to us. The historical performance data for FS Investment Corporation III included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Investment Corporation III to its investment adviser. Such performance data of FS Investment Corporation III is not a substitute for our performance and is not necessarily indicative of our future results. Although we may hold securities that are substantially similar to those held by FS Investment Corporation III, our actual performance may differ significantly from the past performance of FS Investment Corporation III. The timing and amount of any distributions to stockholders that may be made are subject to applicable legal restrictions and the sole discretion of our board of directors. FS Investment Corporation III offered only one class of common stock, which was subject to an upfront sales load of up to 10% prior to the close of its continuous public offering to investors investing through the Independent Broker-Deal Channel (IBD Channel) in February 2016. Shares of such common stock are not subject to an annual distribution fee.

Public Offering

Since commencing its continuous public offering and through November 1, 2016, FS Investment Corporation III has issued 272,098,970 shares of common stock for gross proceeds of approximately $2.607 billion.

Cash Distributions

From the formal commencement of its investment operations on April 2, 2014 through September 30, 2016, FS Investment Corporation III made approximately $275.7 million in cash distributions to its stockholders. The following table sets forth the cash distributions per share declared by the board of directors of FS Investment Corporation III from the formal commencement of its investment operations on April 2, 2014 through September 30, 2016:

For the Year Ended December 31,	Regular Cash Distributions (Per Share)
2014	$0.5249
2015	$0.7000
2016 (through September 30, 2016)	$0.5250

The following table reflects the sources of the cash distributions on a tax basis that FS Investment Corporation III has paid on its common stock from the formal commencement of its investment operations on April 2, 2014 through September 30, 2016:

	Nine Months Ended September 30, 2016 (Unaudited)		Year Ended December 31,
			2015		2014
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	$—	—	$—	—	$—	—
Borrowings	—	—	—	—	—	—
Net investment income (prior to expense reimbursement)(1)	135,952	100%	118,228	100%	17,970	84%
Short-term capital gains proceeds from the sale of assets	—	—	—	—	87	0%
Long-term capital gains proceeds from the sale of assets	—	—	—	—	—	—
Non-capital gains proceeds from the sale of assets	—	—	—	—	—	—
Distributions on account of preferred and common equity	—	—	—	—	—	—
Expense reimbursement from sponsor	—	—	—	—	3,469	16%

Total	$135,952	100%	$118,228	100%	$21,526	100%

(1)	During the nine months ended September 30, 2016, 92.2% of FS Investment Corporation III’s gross investment income was attributable to cash income earned, 2.7% was attributable to non-cash accretion of discount and 5.1% was attributable to PIK interest. During the years ended December 31, 2015 and 2014, 94.1% and 98.3%, respectively, of FS Investment Corporation III’s gross investment income was attributable to cash income earned, 4.4% and 1.7%, respectively, was attributable to non-cash accretion of discount and 1.5% and 0.0%, respectively, was attributable to PIK interest.

Total Return

The following table sets forth the total return for FS Investment Corporation III for the period ended September 30, 2016, net of all management and incentive fees:

	Nine Months Ended September 30, 2016 (Unaudited)	Year Ended December 31,
		2015	2014
Total return based on net asset value (without assuming reinvestment of distributions)(1)	14.52%	(0.93)%	1.67%

(1)	The total return (without assuming reinvestment of distributions) for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share which were declared during the applicable period and dividing the total by the net asset value per share at the beginning of the applicable period. The total return (without assuming reinvestment of distributions) does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation III’s common stock. The total return (without assuming reinvestment of distributions) includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return (without assuming reinvestment of distributions) in the table should not be considered a representation of FS Investment Corporation III’s future total return (without assuming reinvestment of distributions), which may be greater or less than the return shown in the table due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculation set forth above represents the total return on FS Investment Corporation III’s investment portfolio during the applicable period and does not represent an actual return to stockholders. Please see Appendix 3 for additional information regarding the components of the total return calculation for the periods shown.

Offering Price Adjustments

Prior to December 16, 2014, FS Investment Corporation III sold shares at an offering price of $10.00 per share. In February 2016, FS Investment Corporation III closed its continuous public offering to investors investing through the IBD Channel. Prior to the IBD Channel closing, shares of FS Investment Corporation III’s common stock in its continuous public offering were subject to a sales load of up to 10.0% of the public offering price. Following the IBD Channel closing, shares of common stock in FS Investment Corporation III’s continuous public offering have been sold at an institutional offering price that does not include any selling commissions or dealer manager fees. The following table summarizes adjustments FS Investment Corporation III made to its per share public offering price or what its per share public offering price would have been had FS Investment Corporation III not closed its offering to the IBD Channel, and the closing date on which such adjustments were first effective:

FS Investment Corporation III Adjusted Per Share Public Offering Price	First Effective Closing Date
$9.85	December 17, 2014
$9.90	February 18, 2015
$9.95	February 25, 2015
$9.85	August 19, 2015
$9.75	August 26, 2015
$9.60	September 30, 2015
$9.50	October 7, 2015
$9.40	November 18, 2015
$9.35	November 25, 2015
$9.30	December 9, 2015
$9.10	December 16, 2015
$9.05	December 30, 2015
$8.90	January 20, 2016
$8.85	January 27, 2016
$8.75	February 10, 2016
$8.85	April 27, 2016
$8.90	May 4, 2016
$8.95	May 18, 2016
$9.00	June 8, 2016
$9.10	July 6, 2016
$9.15	July 20, 2016
$9.20	August 3, 2016
$9.25	August 17, 2016
$9.30	September 7, 2016
$9.35	September 28, 2016
$9.45	October 5, 2016
$9.50	October 26, 2016

Potential Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured and second lien secured loan asset class, as well as investments in debt securities of middle market companies.

Attractive Opportunities in Senior Secured and Second Lien Secured Loans

We believe that opportunities in senior secured and second lien secured loans are significant because of the variable rate structure of most senior secured debt issues and because of the strong defensive characteristics of this investment class. Given current market conditions, we believe that debt issues with variable interest rates often offer a superior return profile to fixed-rate securities, since variable interest rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment.

Senior secured debt also provides strong defensive characteristics. Because this debt has priority in payment among an issuer’s security holders (i.e., holders are due to receive payment before junior creditors and equityholders), they carry the least potential risk among investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before junior creditors, such as most types of unsecured bondholders, and other security holders and preserving collateral to protect against credit deterioration.

The chart below illustrates examples of the collateral used to secure senior secured and second lien secured debt.

Source: Moody’s.

Opportunity in Middle Market Private Companies

In addition to investing in senior secured and second lien secured loans generally, we believe that the market for lending to private companies, particularly middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Large Target Market

According to The U.S. Census Bureau, in its 2012 economic census, there were approximately 42,600 middle market companies in the United States with annual revenue between $50 million and $2.5 billion, compared with approximately 1,350 companies with revenues greater than $2.5 billion. These middle market companies represent, we believe, a significant portion of the growth segment of the U.S. economy and often require substantial capital investment to grow their businesses. Middle market companies have generated a significant number of investment opportunities for investment programs managed by our affiliates and GDFM over the past several years, and we believe that this market segment will continue to produce significant investment opportunities for us.

Limited Investment Competition

Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to middle-market companies. As tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans to middle-market companies represented 7% of overall middle-market loan volume in 2015, up slightly from 4% in 2014 and down from nearly 20% in 2011. We believe this trend of reduced middle-market lending by financial institutions may continue as increased regulatory scrutiny as well as other regulatory changes may further reduce banks’ lending activities and may serve to reduce further the role banks play in providing capital to middle-market companies.

In addition, regulatory uncertainty regarding CLOs may limit financing available to middle-market companies. Risk retention and certain limitations placed on some banks’ ability to hold CLO securities may also inhibit future CLO creation and future lending to middle-market companies. CLOs represented 61.2% of the institutional investor base for broadly syndicated loans in 2015, as tracked by S&P Capital IQ LCD, and any decline in the formation of new CLOs will likely have broad implications for the senior secured loan marketplace and for middle-market borrowers.

We also believe that lending and originating new loans to middle-market companies, which are often private, generally requires a greater dedication of the lender’s time and resources compared to lending to larger companies, due in part to the smaller size of each investment and the often fragmented nature of information available from these companies. Further, many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in middle-market companies, and thus we believe that attractive investment opportunities are often overlooked. In addition, middle-market companies may require more active monitoring and participation on the lender’s part. We believe that many large financial organizations, which often have relatively high cost structures, are not suited to deal with these factors and instead emphasize services and transactions to larger corporate clients with a consequent reduction in the availability of financing to middle-market companies.

Attractive Market Segment

We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle-market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle-market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions. We believe that these factors will result in advantageous conditions in which to pursue our investment objectives of generating current income and, to a lesser extent, long-term capital appreciation.

Characteristics of and Risks Related to Investments in Private Companies

We invest primarily in the debt of private middle market U.S. companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt securities that we hold. Second, the investments themselves may often be illiquid. The securities of many of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, our directly originated investments generally will not be traded on any secondary market and a trading market for such investments may not develop. These securities may also be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies often may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FSIC IV Advisor and/or GDFM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in, investing in these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors. See “Risk Factors—Risks Related to Our Investments—An investment strategy focused primarily on privately held companies present certain challenges, including the lack of available information about these companies.”

Investment Strategy

Our principal focus is to invest in senior secured and second lien secured loans of private middle market U.S. companies, and to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect a significant portion of our portfolio to be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from our target companies. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds, CLOs, other debt securities and derivatives, including total return swaps and credit default swaps. FSIC IV Advisor will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or make opportunistic investments.

When identifying prospective portfolio companies, we focus primarily on the attributes set forth below, which we believe will help us generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest. These attributes are:

●	Leading, Defensible Market Positions. We seek to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

●	Investing in Stable Companies With Positive Cash Flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.

●	Proven Management Teams. We focus on companies that have experienced management teams with an established track record of success. We will typically prefer our portfolio companies to have proper incentives in place, which may include non-cash and performance-based compensation, to align management’s goals with ours.

●	Private Equity Sponsorship. Often, we seek to participate in transactions sponsored by what we believe to be sophisticated and seasoned private equity firms. FSIC IV Advisor’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an endorsement of the quality of the investment. Further, by co-investing with such experienced private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from the due diligence review performed by the private equity firm, in addition to our own due diligence review. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise, which could provide additional protections for our investments.

●	Allocation Among Various Issuers and Industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.

●	Viable Exit Strategy. While we attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions, we expect that a large portion of our portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, we focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

In addition, in an order dated June 4, 2013, the SEC granted exemptive relief that, subject to the satisfaction of certain conditions, expands our ability to co-invest in certain privately negotiated investment transactions with our co-investment affiliates, which we believe has and may continue to enhance our ability to further our investment objectives and strategy.

Potential Competitive Strengths

We believe that we offer investors the following potential competitive strengths:

Global Platform with Seasoned Investment Professionals. We believe that the breadth and depth of the experience of FSIC IV Advisor’s senior management team, together with the wider resources of GSO’s investment team, which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, as well as the specific expertise of GDFM, will provide us with a significant competitive advantage in sourcing and analyzing what we believe to be attractive investment opportunities.

Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we are not be required to return capital to our stockholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a longer-term focus, provides us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

GDFM Transaction Sourcing Capability. FSIC IV Advisor seeks to leverage GDFM’s significant access to transaction flow. GDFM seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under “Regulation,” and the allocation policies of GDFM and its affiliates, as applicable, also through GSO’s direct origination channels. These include significant contacts to participants in the credit and leveraged finance marketplace, which it can draw upon in sourcing investment opportunities for us. With respect to syndicate and club deals, GDFM has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GDFM’s origination channel, FSIC IV Advisor seeks to leverage the global presence of GSO to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. We believe that the broad network of GDFM provides a significant pipeline of investment opportunities for us. GDFM also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities.

Disciplined, Income-Oriented Investment Philosophy. FSIC IV Advisor and GDFM employ a defensive investment approach focused on long-term credit performance and principal protection. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

Investment Expertise Across All Levels of the Corporate Capital Structure. FSIC IV Advisor and GDFM believe that their broad expertise and experience investing at all levels of a company’s capital structure enable us to manage risk while affording us the opportunity for significant returns on our investments. We attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

Operating and Regulatory Structure

Our investment activities are managed by FSIC IV Advisor and supervised by our board of directors, a majority of whom are independent. Under the investment advisory and administrative services agreement, we have agreed to pay FSIC IV Advisor an annual base management fee based on the average weekly value of our gross assets and an incentive fee based on our performance. See “Investment Advisory and Administrative Services Agreement” for a description of the fees which we pay to FSIC IV Advisor.

From time to time, FSIC IV Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills or attributes that FSIC IV Advisor believes will aid it in achieving our investment objectives. FSIC IV Advisor has engaged GDFM to act as our investment sub-adviser. GDFM assists FSIC IV Advisor in identifying investment opportunities and makes investment recommendations for approval by FSIC IV Advisor according to guidelines set by FSIC IV Advisor.

FSIC IV Advisor oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSIC IV Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our stockholders and reports filed with the SEC. In addition, FSIC IV Advisor assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

We reimburse FSIC IV Advisor for expenses necessary to perform services related to our administration and operations, including FSIC IV Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments providing administrative services to us on behalf of FSIC IV Advisor. The amount of this reimbursement is set at the lesser of (1) FSIC IV Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC IV Advisor is required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of FSIC IV Advisor. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors, among other things, compares the total amount paid to FSIC IV Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC IV Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC IV Advisor.

We have also contracted with State Street to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSIC IV Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us and performing testing with respect to RIC compliance.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we will be permitted to finance investments using debt, our ability to use debt will be limited in certain significant respects pursuant to the 1940 Act. Within the limits of existing regulation, we will adjust our use of debt, according to market conditions, to the level we believe will allow us to generate maximum risk-adjusted returns. We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Investment Types

We focus primarily on investments in senior secured loans and second lien secured loans of private middle market U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. Although we do not expect that a significant portion of our portfolio will be comprised of subordinated loans, there is no limit on the amount of such loans in which we may invest. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from our target companies as primary market or directly originated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of our portfolio may be comprised of corporate bonds, other debt securities and derivatives, including total return swaps and credit default swaps. FSIC IV Advisor will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of the company, followed by second lien secured debt, subordinated debt, preferred equity and, finally, common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We rely on FSIC IV Advisor’s and GDFM’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

Senior Secured Loans

Senior secured loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm. Generally, our senior secured loans are expected to have maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Generally, we expect that the interest rate on our senior secured loans typically will have variable rates ranging between 6.0% and 10.0% over a standard benchmark, such as the prime rate or LIBOR.

Second Lien Secured Loans

Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured loans in full before second lien secured loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured loans and second lien secured loans. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with subordinated loans. Generally, we expect these loans to carry a fixed rate, or a floating current yield of 9.0% to 12.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments.

Senior Secured Bonds

Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar maturities and covenant structures as senior secured loans. Generally, we expect these investments to carry a fixed rate of 8.0% to 14.0%.

Subordinated Debt

In addition to senior secured loans, second lien secured loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt investments usually rank junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed rate or a floating current yield of 7.5% to 14.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

Equity and Equity-Related Securities

While we intend to maintain our focus on investments in debt securities, from time to time, when we see the potential for extraordinary gain, or in connection with securing particularly favorable terms in a debt investment, we may enter into non-control investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be sophisticated and seasoned. In addition, we typically receive the right to make equity investments in a portfolio company whose debt securities we hold in connection with the next equity financing round for that company. This right will provide us with the opportunity to further enhance our returns over time through equity investments in our portfolio companies. In addition, we may hold equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity, generally obtained in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In the future, we may achieve liquidity through a merger or acquisition of a portfolio company, a public offering of a portfolio company’s stock or by exercising our right, if any, to require a portfolio company to repurchase the equity-related securities we hold. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 15%.

Non-U.S. Securities

We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

Collateralized Loan Obligations

We may invest in CLOs, which are a form of securitization where payments from multiple loans are pooled together. Investors may purchase one or more tranches of a CLO and each tranche typically reflects a different level of seniority in payment from the CLO.

Other Securities

We may also invest from time to time in derivatives, including total return swaps and credit default swaps. We anticipate that any use of derivatives would primarily be as a substitute for investing in conventional securities. Any use of derivatives may subject us to additional risks. See “Risk Factors—Risks Related to Our Investments—We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.” See also “Risk Factors—Risks Related to Our Investments—We have entered into a total return swap agreement which exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.”

Cash and Cash Equivalents

We may maintain a certain level of cash or equivalent instruments to make follow-on investments, if necessary, in existing portfolio companies or to take advantage of new opportunities.

Comparison of Targeted Debt Investments to Corporate Bonds

Loans to private companies are debt instruments that can be compared to corporate bonds to aid an investor’s understanding. As with corporate bonds, loans to private companies can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. As is the case in the corporate bond market, we will require greater returns for securities that we perceive to carry increased risk. The companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in many cases, will not be rated by national rating agencies. When our targeted debt investments do carry ratings from a NRSRO, we believe that such ratings generally will be below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by S&P). To the extent we make unrated investments, we believe that such investments would likely receive similar ratings if they were to be examined by a NRSRO. Compared to below-investment grade corporate bonds that are typically available to the public, our targeted senior secured and second lien secured loan investments are higher in the capital structure, have priority in receiving payment, are secured by the issuer’s assets, allow the lender to seize collateral if necessary, and generally exhibit higher rates of recovery in the event of default. Corporate bonds, on the other hand, are often unsecured obligations of the issuer.

The market for loans to private companies possesses several key differences compared to the corporate bond market. For instance, due to a possible lack of debt ratings for certain middle market firms, and also due to the reduced availability of information for private companies, investors must conduct extensive due diligence investigations before committing to an investment. This intensive due diligence process gives the investor significant access to management, which is often not possible in the case of corporate bondholders, who rely on underwriters, debt rating agencies and publicly available information for due diligence reviews and monitoring of corporate issuers. While holding these investments, private debt investors often receive monthly or quarterly updates on the portfolio company’s financial performance, along with possible representation on the company’s board of directors, which allows the investor to take remedial action quickly if conditions happen to deteriorate. Due to reduced liquidity, the relative scarcity of capital and extensive due diligence and expertise required on the part of the investor, we believe that private debt securities typically offer higher returns than corporate bonds of equivalent credit quality.

Sources of Income

The primary means through which our stockholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment. In addition, we may generate revenues in the form of non-recurring commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.

Risk Management

We seek to limit the downside potential of our investment portfolio by:

●	applying our investment strategy guidelines for portfolio investments;

●	requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;

●	allocating our portfolio among various issuers and industries, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and

●	negotiating or seeking debt investments with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital, which may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights.

We may also enter into interest rate hedging transactions at the sole discretion of FSIC IV Advisor. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

Affirmative Covenants

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

Negative Covenants

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

The investment professionals employed by FSIC IV Advisor and GDFM have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

In order to source transactions, FSIC IV Advisor seeks to leverage GDFM’s significant access to transaction flow, along with GDFM’s trading platform. GDFM seeks to generate investment opportunities through its trading platform, through syndicate and club deals and, subject to regulatory constraints and the allocation policies of GDFM and its affiliates, as applicable, through GSO’s direct origination channels. With respect to syndicate and club deals, GDFM has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GDFM’s origination channel, FSIC IV Advisor seeks to leverage the global presence of GSO to generate access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. We believe that the broad network of GDFM provides a significant pipeline of investment opportunities for us.

Evaluation

Initial Review. In its initial review of an investment opportunity to present to FSIC IV Advisor, GDFM’s transaction team examines information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by FSIC IV Advisor, within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated GDFM research analyst, the results of which are available for the transaction team to review. In the case of a directly originated transaction, FSIC IV Advisor and GDFM conduct detailed due diligence investigations as necessary.

Credit Analysis/Due Diligence. Before undertaking an investment, the transaction team from FSIC IV Advisor and GDFM conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

●	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;

●	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

●	on-site visits, if deemed necessary;

●	background checks to further evaluate management and other key personnel;

●	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

●	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

●	a review of management’s experience and track record.

When possible, our advisory team seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

Execution

Recommendation. FSIC IV Advisor has engaged GDFM to identify and recommend investment opportunities for its approval. GDFM seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (i) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to our portfolio, (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (iii) ultimate approval of investment recommendations by GDFM’s investment committee.

Approval. After completing its internal transaction process, GDFM makes formal recommendations for review and approval by FSIC IV Advisor. In connection with its recommendation, it transmits any relevant underwriting material and other information pertinent to the decision-making process. In addition, GDFM makes its staff available to answer inquiries by FSIC IV Advisor in connection with its recommendations. The consummation of a transaction requires unanimous approval of the members of FSIC IV Advisor’s investment committee.

Monitoring

Portfolio Monitoring. FSIC IV Advisor, with the help of GDFM, monitors our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, FSIC IV Advisor and GDFM work closely with, as applicable, the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, FSIC IV Advisor and GDFM receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. FSIC IV Advisor and GDFM use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research and other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

In addition to various risk management and monitoring tools, FSIC IV Advisor uses an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FSIC IV Advisor will use an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Investment exceeding expectations and/or capital gain expected.

2	Performing investment generally executing in accordance with the portfolio company’s business plan—full return of principal and interest expected.

3	Performing investment requiring closer monitoring.

4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.

5	Underperforming investment with expected loss of interest and some principal.

FSIC IV Advisor monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with valuing our assets, our board of directors reviews these investment ratings on a quarterly basis. In the event that our advisory team determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, FSIC IV Advisor will attempt to sell the asset in the secondary market, if applicable, or to implement a plan to attempt to exit the investment or to correct the situation.

The following table shows the distribution of our investments on the 1 to 5 investment rating scale at fair value as of September 30, 2016 (dollar amounts are presented in thousands):

September 30, 2016
Investment Rating	Fair Value	Percentage of Portfolio
1	$—	—
2	52,225	100%
3	—	—
4	—	—
5	—	—

Total	$52,225	100%

The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

Valuation Process. Each quarter, we value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of such investments in good faith, utilizing the input of our valuation committee, FSIC IV Advisor and any other professionals or materials that our board of directors deems worthy and relevant, including GDFM and independent third-party pricing services, if applicable. See “Determination of Net Asset Value.”

Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, FSIC IV Advisor or GDFM will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than FSIC IV Advisor or GDFM, will retain any fees paid for such assistance.

Exit

While we will attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions, we expect that a large portion of our portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, we focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Employees

We do not currently have any employees. Each of our executive officers is a principal, officer or employee of FSIC IV Advisor, which manages and oversees our investment operations. In the future, FSIC IV Advisor may retain additional investment personnel based upon its needs. See “Investment Advisory and Administrative Services Agreement.”

Facilities

We do not own any real estate or other physical properties materially important to our operation as they are contemplated to be conducted. Our headquarters are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

Neither we nor FSIC IV Advisor is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against FSIC IV Advisor.

From time to time, we and individuals employed by FSIC IV Advisor may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition.

DETERMINATION OF NET ASSET VALUE

The net asset value of a class of shares depends on the number of shares of the applicable class outstanding at the time the net asset value of the applicable share class is determined. As such, the net asset value of each class of shares may vary if we sell different amounts of shares per class. We determine the net asset value of our investment portfolio each quarter. Securities that are publicly traded are valued at the reported closing price on the valuation date. Securities that are not publicly traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, FSIC IV Advisor provides our board of directors with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by independent third-party valuation services.

ASC Topic 820 issued by the FASB clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

●	our quarterly fair valuation process begins with FSIC IV Advisor’s management team reviewing and documenting valuations of each portfolio company or investment, which valuations may be obtained from an independent third-party valuation service, if applicable;

●	FSIC IV Advisor’s management team then provides the valuation committee with the preliminary valuations for each portfolio company or investment;

●	preliminary valuations are then discussed with the valuation committee;

●	the valuation committee reviews the preliminary valuations and FSIC IV Advisor’s management team, together with our independent third-party valuation services, if applicable, supplements the preliminary valuations to reflect any comments provided by the valuation committee;

●	following its review, the valuation committee will recommend that our board of directors approve our fair valuations; and

●	our board of directors discusses the valuations and determine the fair value of each such investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSIC IV Advisor, the valuation committee and any independent third-party valuation services, if applicable.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on our consolidated financial statements. In making its determination of fair value, our board of directors may use any approved independent third-party pricing or valuation services. However, our board of directors is not required to determine fair value in accordance with the valuation provided by any single source, and may use any relevant data, including information obtained from FSIC IV Advisor or any approved independent third-party valuation or pricing service that our board of directors deems to be reliable in determining fair value under the circumstances. Below is a description of factors that FSIC IV Advisor’s management team, any approved independent third-party valuation services and our board of directors may consider when determining the fair value of our investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the borrower in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

For convertible debt securities, fair value generally approximates the fair value of the debt plus the fair value of an option to purchase the underlying security (i.e. the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. Our board of directors, in its determination of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

FSIC IV Advisor’s management team, and any approved independent third-party valuation services and our board of directors may also consider private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. FSIC IV Advisor’s management team, any approved independent third-party valuation services and our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the smaller size of portfolio companies relative to comparable firms, as well as such other factors as our board of directors, in consultation with FSIC IV Advisor’s management team and any approved independent third-party valuation services, if applicable, may consider relevant in assessing fair value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

When we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Our board of directors subsequently values these warrants or other equity securities received at their fair value.

The fair values of our investments are determined in good faith by our board of directors. Our board of directors is solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. Our board of directors has delegated day-to-day responsibility for implementing our valuation policy to FSIC IV Advisor’s management team, and has authorized FSIC IV Advisor’s management team to utilize independent third-party valuation and pricing services that have been approved by our board of directors. The valuation committee is responsible for overseeing FSIC IV Advisor’s implementation of the valuation process. We value all of our Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end which will be provided by independent third-party pricing services and screened for validity by such services. For investments for which third-party pricing services are unable to obtain quoted prices, we obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our valuation committee utilizes independent third-party valuation services to value such investments on a quarterly basis.

We value the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to us for review and testing. Our valuation committee and board of directors reviews and approves the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS Agreement. For additional information on the TRS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Total Return Swap.”

We periodically benchmark the bid and ask prices we receive from third-party pricing services and/or dealers, as applicable, against the actual prices at which we purchase and sell our investments. Based on the results of the benchmark analysis and the experience of our management in purchasing and selling these investments, we believe that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), we believe that these valuation inputs are classified as Level 3 within the fair value hierarchy. We may also use other methods including the use of independent valuation firms, to determine fair value for securities for which we cannot obtain prevailing bid and ask prices through third-party pricing services or independent dealers, or where our board of directors otherwise determines that the use of such other methods is appropriate. We periodically benchmark the valuations provided by the independent valuation firms against the actual prices at which we purchase and sell our investments. Our valuation committee and board of directors will reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with our valuation policy.

Determinations in Connection with Offerings

We are currently only offering our Class T shares on a continuous basis at a current public offering price of $11.20 per share. We intend to offer shares of additional classes of our common stock on a continuous basis in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. To the extent that the net asset value per share for a share class increases, we will sell at a price necessary to ensure that shares of such class are not sold at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of the applicable class. In the event of a material decline in the net asset value per share, which we consider to be a 2.5% decrease below the then-current net offering price, we will reduce the offering price in order to establish a new net offering price that is not more than 2.5% above the net asset value per share. Therefore, persons who subscribe for shares of a class of our common stock in our continuous public offering must submit subscriptions for a certain dollar amount, rather than a number of shares of such common stock and, as a result, may receive fractional shares of such common stock. The initial minimum permitted purchase is $5,000 of our Class T shares. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this continuous public offering for at least two years from the date of the effectiveness of the registration statement.

In connection with each weekly closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, our board of directors or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling Class T shares at a price per share which, after deducting upfront selling commissions and dealer manager fees, if any, is below the then-current net asset value per share of such class. Our board of directors or a committee thereof will consider the following factors, among others, in making such determination:

●	the net asset value per share of our Class T shares disclosed in the most recent periodic report we filed with the SEC;

●	our management’s assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our common stock; and

●	the magnitude of the difference between the net asset value per share of our Class T shares disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of shares of our common stock, but instead it involves the determination by our board of directors or a committee thereof that we are not selling shares of any class of our common stock at a price which, after deducting upfront selling commissions and dealer manager fees, if any, is below the then-current net asset value per share of the applicable class at the time at which the closing and sale is made.

To the extent that there is a possibility that we may issue shares of any class of our common stock at a price which, after deducting upfront selling commissions and dealer manager fees, if any, is below the then-current net asset value per share of the applicable class at the time at which the closing and sale is made, our board of directors or a committee thereof will elect to either postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting upfront selling commissions and dealer manager fees, if any, is below the then-current net asset value per share of the applicable class.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

MANAGEMENT

Pursuant to our charter and bylaws, our business and affairs are managed under the direction of our board of directors. The responsibilities of our board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors has an audit committee, which is comprised of independent directors, a valuation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Each director will be elected to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director is to be removed.

A vacancy created by an increase in the number of directors or the death, resignation, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors in office. As provided in our charter, vacancies among the independent directors’ positions on the board of directors may be filled only by individuals who are nominated by the affirmative vote of a majority of the remaining independent directors in office.

Board of Directors and Executive Officers

Our board of directors consists of nine members, six of whom are not “interested persons” of us or FSIC IV Advisor as defined in Section 2(a)(19) of the 1940 Act and are independent directors under Rule 303A.00 of the NYSE. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Through its direct oversight role, and indirectly through its committees, our board of directors performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board of directors meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) overseeing our investment valuation process via our valuation committee that operates pursuant to authority assigned to it by our board of directors; (5) meeting with, or reviewing reports prepared by, the representatives of key service providers, including our investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (6) engaging the services of our chief compliance officer to test our compliance procedures and our service providers. Mr. Forman, who is not an independent director, serves as president, chief executive officer and chairman of our board of directors. Our board of directors feels that Mr. Forman, as our co-founder, president and chief executive officer, is the director with the most knowledge of our business strategy and is best situated to serve as chairman of our board of directors. Our charter, as well as regulations governing BDCs generally, requires that a majority of the board of directors be independent directors. Our board of directors does not currently have a lead independent director. Our board of directors, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o FS Investment Corporation IV, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

NAME	AGE	DIRECTOR SINCE	EXPIRATION OF TERM
Interested Directors(1)
Michael C. Forman	55	2015	2017
David J. Adelman	44	2015	2017
Thomas J. Gravina	55	2015	2017

Independent Directors
M. Walter D’Alessio	82	2015	2017
Barbara J. Fouss	47	2015	2017
Marc Lederman	45	2015	2017
Gregory S. Rost	58	2015	2017
Judah C. Sommer	72	2015	2017
John E. Stuart	72	2015	2017

(1)	“Interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act. Messrs. Forman and Adelman are each an “interested person” because of their affiliation with FSIC IV Advisor. Mr. Gravina is an “interested person” because of a material professional relationship he has with Mr. Forman.

Interested Directors

Michael C. Forman has served as our chairman, president and chief executive officer since our inception in February 2015 and as the chairman and chief executive officer of FSIC IV Advisor since its inception in September 2015. Mr. Forman also currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Closed Funds, FS Investment Corporation III, FSIC III Advisor, LLC and the FSGCOF Offered Funds, and has presided in such roles since each entity’s inception in October 2007, September 2010, September 2010, July 2011, November 2011, January 2013, January 2013, January 2013, June 2013, October 2013 and February 2016, respectively. Mr. Forman also currently serves as the chairman and chief executive officer of FS Investment Corporation and has presided in such role since its inception in December 2007. Mr. Forman served as president of FS Investment Corporation from its inception in December 2007 until April 2013. In 2005, Mr. Forman co-founded FB Capital Partners, L.P., an investment firm that previously invested in private equity, senior and mezzanine debt and real estate, and has served as managing general partner since inception. In May 2007, Mr. Forman co-founded FS Investments.

Prior to co-founding FB Capital Partners, L.P., Mr. Forman spent nearly 20 years as an attorney in the Corporate and Securities Department at the Philadelphia based law firm of Klehr, Harrison, Harvey, Branzburg & Ellers LLP, or Klehr Harrison, where he was a partner from 1991 until leaving the firm to focus exclusively on investments. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman serves as a member of the board of directors of a number of private companies. Mr. Forman is also a member of a number of civic and charitable boards, including The Franklin Institute (executive committee member), The Vetri Foundation for Children (chairman), The

Barnes Foundation (corporate leadership board member), the Children’s Hospital of Philadelphia (corporate council member), the Center City District Foundation and the Drexel University Board of Trustees. Mr. Forman serves as the co-chair of the capital campaign for The Philadelphia School. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role of various companies, including FSIC IV Advisor, which serves as our investment adviser. Our board of directors believes Mr. Forman’s experience and his positions as our and FSIC IV Advisor’s chief executive officer make him a significant asset to us.

David J. Adelman has served as our vice-chairman since September 2015. Mr. Adelman also currently serves as the vice-chairman of FS Investment Corporation, FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Closed Funds, FS Investment Corporation III, FSIC III Advisor, LLC and the FSGCOF Offered Funds, and has presided in such roles since each entity’s inception in December 2007, October 2007, September 2010, September 2010, July 2011, November 2011, January 2013, January 2013, January 2013, June 2013, October 2013 and February 2016, respectively. Mr. Adelman has significant managerial and investment experience and has served as the president and chief executive officer of Philadelphia based Campus Apartments, Inc., or Campus Apartments, since 1997. Campus Apartments develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. In 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture’s capital to acquire, develop, operate and manage student housing projects across the United States. In addition to his duties as president and chief executive officer of Campus Apartments, Mr. Adelman has been the chief executive officer of Campus Technologies, Inc. since 2001, the vice-chairman of University City District board of directors since 1997, board member of Actua Corporation (formerly known as ICG Group, Inc.) since June 2011 and a member of the National Multifamily Council (NMHC) and the Young Presidents’ Organization. Mr. Adelman formerly served as a board member of Hyperion Bank and on the executive committee of the Urban Land Institute’s Philadelphia Chapter. Mr. Adelman is also an active private investor and entrepreneur, having co-founded FS Investments with Mr. Forman. Mr. Adelman received his B.A. in Political Science from Ohio State University.

Mr. Adelman has substantial management, operational and financial expertise generated through his leadership roles for public and private companies, including his service as president and chief executive officer of Campus Apartments. Mr. Adelman also serves on the board of directors and in other leadership roles for various charitable and civic organizations. These varied activities have provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Thomas J. Gravina currently serves as executive chairman of GPX Enterprises, L.P., a private investment firm, and its affiliates, including GPX Realty Partners, L.P., a private real estate and investment advisory firm, and has served in such capacities since co- founding GPX Enterprises, L.P. in 2006. He also has served on the board of directors of FS Investment Corporation since March 2009 and the board of trustees of FS Energy and Power Fund since September 2010. He has served as a member of FS Energy and Power Fund’s nominating and corporate governance committee since April 2011 and has presided as its chairman since September 2013. He was also a member of FS Investment Corporation’s audit committee from January 2010 to September 2011 and served as the chairman of FS Investment Corporation’s nominating and corporate governance committee from January 2011 through September 2013. Mr. Gravina also currently serves on the boards of trustees of FS Global Credit Opportunities Fund, the FSGCOF Closed Funds and the FSGCOF Offered Funds and has served in such role since each fund’s inception in January 2013, January 2013 and February 2016, respectively. He is a member of FS Global Credit Opportunities Fund’s valuation committee and nominating and corporate governance committee. Mr. Gravina also currently serves as chairman and chief executive officer of EvolveIP Holdings, LLC, a cloud-based technology provider, which he co-founded in 2007. Previously, from 2000 to 2005, Mr. Gravina served as president and chief executive officer and director of ATX Communications, Inc., a NASDAQ publicly traded communications company. Mr. Gravina also served as chairman of the board of directors of ATX Communications, Inc. from 2005 to 2006. Mr. Gravina led the multi-billion dollar merger in 2000 between publicly-traded CoreComm Limited and Voyager.net, and privately-held ATX Telecommunications Services, of which he was co-chief executive officer and co-founder since 1987. Mr. Gravina is a member of the board of directors, chairman of the audit and foundation committees and is a member of the finance committee of the Philadelphia College of Osteopathic Medicine and is a member of other charitable and civic boards. Mr. Gravina received his B.S. in Business Administration from Villanova University.

Mr. Gravina has served as a member of various boards, including public company and charitable and civic organizations. In addition, his service as chairman of both public and private companies, including a private investment firm that he cofounded have provided him, in the opinion of our of board of directors, with experience and insight which is beneficial to us.

Independent Directors

M. Walter D’Alessio has served as a principal of NorthMarq Advisors, LLC, a real estate and economic development advisory services firm, since December 2012. From 2003 to December 2012, he served as vice chairman of NorthMarq Capital, LLC, a real estate financial intermediary. He served as chairman and chief executive officer of Legg Mason Real Estate Services, Inc., a mortgage banking firm, from 1982 until 2003, when the company was sold to NorthMarq Capital. Mr. D’Alessio has also served as a director of PECO Energy Company, a subsidiary of Exelon Corporation, since 1983, where he has served at various times as a member of the audit committee and corporate governance committee. From 2000 until December 2012, he served on the board of Exelon Corporation, a provider of energy services, where he served at various times as chairman of the corporate governance committee, as a member of the compensation committee and the audit committee and as lead independent director. Mr. D’Alessio has also served as a trustee of Brandywine Realty Trust, a full service real estate company, since 1996, and as chairman of the board since March 2004. He also currently serves as a member of its compensation committee. In addition, Mr. D’Alessio has served as a member of the board of trustees of Pennsylvania Real Estate Investment Trust since 2005, and as lead independent trustee since January 2011. He also currently serves as a member of its compensation committee. He is the chairman of the board of directors of Independence Blue Cross, a health insurance provider. Mr. D’Alessio is also on the board of a number of civic organizations, including the Philadelphia Industrial Development Corporation and the Greater Philadelphia Chamber of Commerce. Mr. D’Alessio received his M.S. in City Planning from the University of Illinois and his B.S. in Landscape Architecture from Pennsylvania State University.

In the opinion of our board of directors, Mr. D’Alessio’s experience on various public and private boards has provided him with experience and insight which is beneficial to us.

Barbara J. Fouss previously served as director of strategic initiatives of Sun National Bank, a national bank and a subsidiary of Sun Bancorp, Inc., from December 2012 to March 2013. Prior to beginning her role as director of strategic initiatives, Ms. Fouss served as Sun National Bank’s chief credit policy officer from August 2011 to November 2012, deputy chief credit policy officer from March 2008 to July 2011 and senior vice president and senior credit officer from 2003 to 2008. Prior to joining Sun National Bank, Ms. Fouss served as a vice president in the energy and power investment banking group of Wachovia Securities, the institutional capital markets and investment banking group of Wachovia Corporation (now Wells Fargo & Company), from 2000 to 2003. Ms. Fouss also currently serves on the boards of trustees of FS Global Credit Opportunities Fund, the FSGCOF Closed Funds and the FSGCOF Offered Funds, and has served in such role since November 2013, November 2013 and February 2016, respectively. Ms. Fouss received her bachelor’s degree in business administration from Georgetown University.

Ms. Fouss has significant experience as an executive at various companies, including public and private companies. This experience has provided Ms. Fouss, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Marc Lederman is a co-founder and member of NewSpring Capital, LLC, a family of specific purpose private equity funds. Mr. Lederman has been with NewSpring Capital since 2000. He serves as a general partner of the firm’s four growth equity funds, NewSpring Ventures, L.P., formed in 1999, NewSpring Growth Capital II, L.P., formed in 2006 NewSpring Growth Capital III, L.P. formed in January 2012 and NewSpring Growth Capital IV, L.P. formed in October 2015. Mr. Lederman serves as a director of various NewSpring Growth Capital portfolio companies. Prior to the founding of NewSpring Capital, he served in various capacities at Deloitte & Touche LLP, including as manager in the Business Assurance and Advisory Services Group and as a senior accountant. Mr. Lederman is actively involved with various civic organizations, including as a member, and executive committee member, of the Greater Philadelphia Alliance for Capital Technologies and of the Wharton Private Equity & Venture Capital Association. Mr. Lederman earned a B.S. in Accountancy from Villanova University and a M.B.A. from The Wharton School of the University of Pennsylvania. He is a Certified Public Accountant (inactive).

Mr. Lederman’s extensive experience in finance, investing and accounting has provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Gregory S. Rost has served as Vice President and Chief of Staff for the Office of the President at the University of Pennsylvania since December 2006. From January 2000 to December 2006, Mr. Rost served in senior level positions at Temple University, including more than five years as Chief of Staff to Temple University’s president. From January 1992 to January 2000, Mr. Rost served in the administration of former Philadelphia Mayor Edward G. Rendell as Deputy Mayor for Policy and Planning, and subsequently as Chief of Staff. Mr. Rost is a member of the Board of Directors of the Pennsylvania Intergovernmental Cooperation Authority and represents the Mayor of Philadelphia as an ex officio member of the Board of Directors of City Trusts. Mr. Rost holds a B.A. in Political Science from the University of Baltimore and a master’s degree in government administration from the University of Pennsylvania.

Mr. Rost’s broad experience in government and in senior level positions has provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Judah C. Sommer, prior to his retirement, served as Senior Counsel and Chair of the Public Policy Group at Crowell & Moring LLP, an international law firm, from June 2012 to March 2014. Prior to his position at Crowell & Moring, he served as Senior Advisor of Government Affairs from January 2011 to March 2012 and as Senior Vice President, Head of Government Affairs, from 2007 to December 2010, at UnitedHealth Group, a diversified health care company. Mr. Sommer previously served as Managing Director, Head of Global Government Affairs at Goldman Sachs & Co. from 1997 to 2007 and as Vice President from 1984-1997. He previously served in the office of U.S. Senator Jacob K. Javits of New York. Mr. Sommer is a member of the Board of Directors of the YMCA of Metropolitan Washington and is a member of the Board of Directors and Secretary of Y-USA, the YMCA’s national board. He received his J.D. from New York University School of Law and his B.A. in International Relations from Johns Hopkins University.

Mr. Sommer’s legal and public policy experience has provided him, in the opinion of our board of directors, with experience and insight which is beneficial to us.

John E. Stuart serves as the managing partner of Strategic Business Options, LLC, a strategic consulting firm that he founded in January 2011. He also has served on the board of directors of FS Investment Corporation II since February 2012, and as a member of its audit committee and nominating and corporate governance committee since February 2012 and September 2013, respectively. Mr. Stuart previously served as the chief executive officer of ConvergeOne, a leading independent integrator of communications, collaboration and customer interaction solutions for businesses in the United States, from 2003 through May 2009, where he was responsible for managing all aspects of the business. From 1999 to 2000, he was chief executive officer of StorNet, a nationwide value-added systems integrator. He previously was chairman and chief executive officer of IKON Office Solutions, a provider of office products, from 1985 to 1998. Mr. Stuart also serves as a member of the board of directors of Altura Communications, a leading provider of communications applications, equipment and services for voice and data networking solutions, a position he has held since June 2011. Mr. Stuart served from 1996 to 2004 as a member of the board of directors and as chairman of the audit committee of Foster Wheeler, Inc., a global engineering and construction contractor and power equipment supplier. From March 2009 through August 2009, he served as chairman of the board of LifeCare Gateway, a consulting firm that provides financial advisors with a practice management program that addresses their clients’ life care needs. Mr. Stuart received both an undergraduate degree in business and a Masters in Business Administration from Pace University’s Lubin School of Business.

Mr. Stuart has significant experience as an entrepreneur and senior executive at public and private organizations. Mr. Stuart also has extensive experience in corporate finance, financial reporting and accounting and controls. This experience has provided Mr. Stuart, in the opinion of our board of directors, with experience and insight which is beneficial to us.

Executive Officers

The following persons serve as our executive officers in the following capacities:

NAME	AGE	POSITIONS HELD
Michael C. Forman	55	President and Chief Executive Officer
Edward T. Gallivan, Jr.	54	Chief Financial Officer
Zachary Klehr	38	Executive Vice President
Gerald F. Stahlecker	51	Executive Vice President
Stephen S. Sypherd	39	Vice President, Treasurer and Secretary
James Volk	54	Chief Compliance Officer

The address for each executive officer is c/o FS Investment Corporation IV, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Executive Officers Who are Not Directors

Edward T. Gallivan, Jr. has served as our chief financial officer since September 2015. Mr. Gallivan has also served as the chief financial officer of FS Energy and Power Fund since

November 2012. He previously served as chief financial officer of FS Investment Corporation III from June 2013 to December 2014. Mr. Gallivan was a director at BlackRock, Inc. from 2005 to October 2012, where he was head of financial reporting for over 350 mutual funds. From 1988 to 2005, Mr. Gallivan worked at State Street Research & Management Company, where he served as the assistant treasurer of mutual funds. Mr. Gallivan began his career as an auditor at the global accounting firm, PricewaterhouseCoopers LLP where he practiced as a certified public accountant. Mr. Gallivan received his B.S. in Business Administration (Accounting) degree at Stonehill College in Massachusetts.

Zachary Klehr has served as our executive vice president since our inception in February 2015. Mr. Klehr also currently serves as executive vice president of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Global Credit Opportunities Fund, the FSGCOF Closed Funds, FS Investment Corporation III and the FSGCOF Offered Funds, and has presided in such roles since January 2013, January 2013, January 2013, January 2013, January 2013, June 2013 and February 2016, respectively. Mr. Klehr has also served in various senior officer capacities for FS Investments and its affiliated investment advisers, FSIC IV Advisor, FSIC III Advisor, LLC, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FS Global Advisor, LLC, since the later of February 2011 or such entity’s inception date, including as executive vice president since September 2012. In this role, he focuses on fund administration, portfolio management, fund operations, research, education and communications. Prior to joining FS Investments, Mr. Klehr served as a vice president at Versa Capital Management, or Versa, a private equity firm with approximately $1 billion in assets under management, from July 2007 to February 2011. At Versa, he sourced, underwrote, negotiated, structured and managed investments in middle market distressed companies, special situations and distressed debt. Prior to Versa, Mr. Klehr spent five years at Goldman, Sachs & Co., starting as an analyst in the Investment Banking Division, then in the executive office working on firm-wide strategy covering hedge funds and other complex multi-faceted clients of the firm. Later, he joined the Financial Sponsors Group as an associate where he focused on leveraged buyouts, acquisitions and equity and debt financings for private equity clients. Mr. Klehr received his M.B.A., with honors, from the Wharton School of the University of Pennsylvania and his B.A., cum laude, also from the University of Pennsylvania. He is active in his community and served on the board of trustees of The Philadelphia School where he was a member of the executive, governance, advancement, finance and investment committees.

Gerald F. Stahlecker has served as our executive vice president since our inception in February 2015 and has served as executive vice president of FSIC IV Advisor and FS Investments since September 2015 and January 2010, respectively. Mr. Stahlecker also serves as executive vice president of FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Closed Funds, FS Global Advisor, LLC, FS Investment Corporation III, FSIC III Advisor, LLC and the FSGCOF Offered Funds, and has presided in such roles since January 2010, September 2010, September 2010, July 2011, November 2011, January 2013, January 2013, January 2013, June 2013, October 2013 and February 2016, respectively. Mr. Stahlecker has also served as president of FS Investment Corporation since April 2013 and previously served as its executive vice president from March 2010 to April 2013. Mr. Stahlecker was an independent director of FS Investment Corporation and served as a member of the audit committee and as chairman of the valuation committee from FS Investment Corporation’s inception in December 2007 to December 2009 when he resigned as a director in order to join our affiliates, FB Income Advisor, LLC and FS Investments. Mr. Stahlecker is a former founding partner of Radcliffe Capital Management, L.P., or Radcliffe, an SEC-registered investment advisory firm which manages the Radcliffe Funds, a family of Cayman Islands-based, master-feeder structured hedge funds, as well as separately managed accounts for an institutional investor base. Radcliffe pursues convertible arbitrage, high-yield debt, special situations and event-driven investment strategies. From its founding in October 2002 until selling his interest in Radcliffe in July 2009, Mr. Stahlecker served as managing director and chief operating officer of Radcliffe and was the co-chair of its investment committee. Prior to co-founding Radcliffe and its affiliated entities, from May 1998 through October 2002, Mr. Stahlecker served as an officer and director of Rose Glen Capital Management, L.P., or Rose Glen, a predecessor to Radcliffe. Rose Glen managed hedge funds focusing on directly negotiated, structured debt and equity investments in public companies. Mr. Stahlecker has extensive experience in structuring and negotiating investment transactions on behalf of investors and issuers and has participated in numerous distressed and special situation restructurings on behalf of investors.

From 1992 to 1998, Mr. Stahlecker was an attorney at Klehr Harrison, where he practiced corporate and securities law. While at Klehr Harrison, Mr. Stahlecker represented hedge funds, venture capital funds and other institutional investors pursuing structured equity and debt investments in public and private companies. Prior to attending law school, from 1987 to 1989, Mr. Stahlecker worked as a senior analyst at Furash & Company, a consulting boutique in Washington, D.C., where he advised banks and other financial institutions regarding mergers and acquisitions, restructurings, asset/liability management and strategic planning. Mr. Stahlecker received his B.S. in Industrial Management, with concentrations in Finance and Strategic Planning, from Carnegie Mellon University and his J.D. from Villanova University Law School, where he was an editor of the Villanova University Environmental Law Journal. Mr. Stahlecker is a member of the board of directors of the Greater Philadelphia Chamber of Commerce. Mr. Stahlecker previously served on the board of directors of the Investment Program Association, an industry trade group, and on the board of trustees of The Philadelphia School where he served as a member of its advancement, finance and investment committees.

Stephen S. Sypherd has served as our vice president, treasurer and secretary since our inception in February 2015. Mr. Sypherd also currently serves as vice president, treasurer and secretary of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III, FS Global Credit Opportunities Fund, the FSGCOF Closed Funds and the FSGCOF Offered Funds, and has presided in such roles since January 2013, January 2013, January 2013, June 2013, January 2013, January 2013 and February 2016, respectively. Mr. Sypherd has also served in various senior officer capacities for FS Investments and its affiliated investment advisers, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FS Global Advisor, LLC and FSIC III Advisor, LLC, since the later of August 2010 or such entity’s inception date, including as senior vice president from December 2011 to August 2014, general counsel since January 2013 and managing director since August 2014. He is responsible for legal and compliance matters across all entities and investment products of FS Investments. Prior to joining FS Investments, Mr. Sypherd served for eight years as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law. Mr. Sypherd received his B.A. in Economics from Villanova University and his J.D. from the Georgetown University Law Center, where he was an executive editor of the Georgetown Law Journal. He serves on the board of trustees of the University of the Arts (and on the advancement and governance committees of that board).

James Volk has served as our chief compliance officer since our inception in February 2015. Before joining FS Investments and its affiliated investment advisers in October 2014, Mr. Volk worked at SEI Investment Company from February 1996 to October 2014, including serving as the chief compliance officer, chief accounting officer and head of traditional fund operations at SEI Investment Company’s Investment Manager Services market unit. Mr. Volk was also formerly the assistant chief accountant at the SEC’s Division of Investment Management and a senior manager for PricewaterhouseCoopers LLP. Mr. Volk graduated from the University of Delaware with a B.S. in Accounting and is an active Certified Public Accountant.

Committees of Our Board of Directors

Our board of directors has the following committees:

Audit Committee

The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Messrs. Lederman, D’Alessio and Stuart, each of whom is independent. Mr. Lederman serves as the chairman of the audit committee. Our board of directors has determined that Mr. Lederman is an “audit committee financial expert” as defined under rules promulgated by the SEC. The audit committee held two meetings during the fiscal year ended December 31, 2015.

Valuation Committee

The valuation committee establishes guidelines and makes recommendations to our board of directors regarding the valuation of our loans and investments. The members of the valuation committee are Ms. Fouss and Messrs. Lederman and Stuart, each of whom is independent. Ms. Fouss serves as chairman of the valuation committee. The valuation committee did not meet during the fiscal year ended December 31, 2015.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee selects and nominates directors for election by our stockholders, selects nominees to fill vacancies on our board of directors or a committee thereof, develops and recommends to our board of directors a set of corporate governance principles and oversees the evaluation of our board of directors. The nominating and corporate governance committee considers candidates suggested by its members and other directors, as well as our management and stockholders. A stockholder who wishes to recommend a prospective nominee for our board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See “Description of Our Securities—Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals” for a description of our stockholder nomination procedure. The members of the nominating and corporate governance committee are Messrs. Gravina, Rost and Sommer, a majority of whom are independent. Mr. Gravina serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee held two meetings during the fiscal year ended December 31, 2015.

Compensation of Directors

None of the Company’s directors received any compensation for the fiscal year ended December 31, 2015, as the Company had not commenced investment operations. The table below sets forth the compensation received by each of our directors for service during the nine months ended September 30, 2016:

	Fees Earned or Paid in Cash	Total Compensation
David J. Adelman	—	—
M. Walter D’Alessio	$13,250	$13,250
Thomas J. Gravina	$16,438	$16,438
Michael C. Forman	—	—
Barbara J. Fouss	$18,625	$18,625
Marc Lederman	$21,625	$21,625
Gregory S. Rost	$12,250	$12,250
Judah C. Sommer	$12,250	$12,250
John E. Stuart	$18,250	$18,250

Our directors who do not also serve in an executive officer capacity for us or FSIC IV Advisor are entitled to receive annual cash retainer fees, fees for participating in in-person board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These directors are Messrs. Adelman, D’Alessio, Lederman, Rost, Sommer, Stuart and Gravina and Ms. Fouss. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

			Annual Committee Chair Cash Retainer
Net Asset Value	Annual Cash Retainer	Board Meeting Fee	Audit/Valuation	Nominating and Corporate Governance	Committee Meeting Fee
$0 to $100 million	—	$2,000	$5,000	$2,500	$1,000
$100 million to $300 million	$25,000	$2,000	$7,500	$3,750	$1,000
$300 million to $500 million	$40,000	$2,500	$10,000	$5,000	$1,000
$500 million to $1 billion	$60,000	$2,500	$15,000	$12,500	$1,000
> $1 billion	$100,000	$2,500	$20,000	$15,000	$1,000

We will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We will not pay compensation to our directors who also serve in an executive officer capacity for us or FSIC IV Advisor.

Compensation of Executive Officers

Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of FSIC IV Advisor or by individuals who were contracted by us or by FSIC IV Advisor to work on behalf of us, pursuant to the terms of the investment advisory and administrative services agreement. Each of our executive officers is an employee of FSIC IV Advisor or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by FSIC IV Advisor. In addition, we will reimburse FSIC IV Advisor for our allocable portion of expenses incurred by FSIC IV Advisor in performing its obligations under the investment advisory and administrative services agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the investment advisory and administrative services agreement.

Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC IV Advisor became entitled to receive up to 0.75% of the gross proceeds raised in our continuous public offering of shares of common stock until all offering costs and organization costs funded by FSIC IV Advisor or its affiliates (including FS Investments) have been recovered.

The investment advisory and administrative services agreement provides that FSIC IV Advisor and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSIC IV Advisor or such other person, nor will FSIC IV Advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) FSIC IV Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) FSIC IV Advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by FSIC IV Advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold FSIC IV Advisor or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of FSIC IV Advisor and its investment committee, which is currently led by Michael C. Forman, chief executive officer of FSIC IV Advisor and chairman of its investment committee. The other members of FSIC IV Advisor’s investment committee are Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. For more information regarding the business experience of Messrs. Forman, Stahlecker and Klehr, see “Management—Board of Directors and Executive Officers.” For more information regarding the business experience of Mr. Coleman, see “—Investment Personnel” below. FSIC IV Advisor’s investment committee must unanimously approve each new investment that we make.

The members of FSIC IV Advisor’s investment committee are not employed by us, and receive no compensation from us in connection with their portfolio management activities. Consistent with FS Investments’ integrated culture, FS Investments has one firm-wide compensation and incentive structure, which covers investment personnel who render services to us on behalf of FSIC IV Advisor. FS Investments’ compensation structure is designed to align the interests of the investment personnel serving us with those of our stockholders and to provide a direct financial incentive to ensure that all of FS Investments’ resources, knowledge and relationships are utilized to maximize risk-adjusted returns for each strategy.

Each of FS Investments’ senior executives, including each of the investment personnel who render services to us on behalf of FSIC IV Advisor, receives a base salary and is eligible for a discretionary bonus.

All final compensation decisions are made by members of the management committee of FS Investments based on input from managers. Compensation and other incentives are not formulaic, but rather are judgment and merit driven, and are determined based on a combination of factors, including overall firm performance and individual contribution and performance.

The managers, officers and other personnel of FSIC IV Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund. Therefore, FSIC IV Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

Pursuant to an investment sub-advisory agreement between FSIC IV Advisor and GDFM, GDFM assists FSIC IV Advisor in identifying investment opportunities and makes investment recommendations for consideration and approval by FSIC IV Advisor. In addition, to the extent requested by FSIC IV Advisor, GDFM may assist with the monitoring of our portfolio and may make managerial assistance available to certain of our portfolio companies.

Investment Personnel

Our senior staff of investment personnel currently consists of the members of FSIC IV Advisor’s investment committee, Messrs. Forman, Stahlecker, Klehr and Coleman. Below is biographical information for Mr. Coleman:

Sean Coleman has served as a managing director of FS Investment Corporation since 2014. Mr. Coleman has also served as the chief credit officer of FS Investments and a managing director of its affiliated investment advisers, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Global Advisor, LLC and FSIC IV Advisor. Mr. Coleman also serves on the investment committee of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC. Before joining FS Investments and its affiliated investment advisers in October 2013, Mr. Coleman worked at Golub Capital, where he served in various capacities, including as a managing director in the direct lending group and as chief financial officer and treasurer of its BDC. Before he joined Golub Capital in September 2005, Mr. Coleman worked in merchant and investment banking, including at Goldman, Sachs & Co. and Wasserstein Perella & Co. Mr. Coleman earned a B.A. in History from Princeton University and an M.B.A. with Distinction from Harvard Business School, where he received the Loeb Award for academic excellence in finance.

In addition to managing our investments, the managers, officers and other personnel of FSIC IV Advisor also currently manage the following entities through affiliated investment advisers:

Name	Entity	Investment Focus	Gross Assets(1)(2)
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,128,618,000
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,910,727,000
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$3,537,116,000
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$4,073,753,000
FS Global Credit Opportunities Fund(3)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$1,728,218,000

(1)	As of September 30, 2016, unless otherwise noted.

(2)	The advisory fees earned by each of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FB Global Advisor, LLC, the investment advisers of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund, respectively, are based in part on the performance of each respective entity.

(3)	As of June 30, 2016. The FSGCOF Offered Funds, which are affiliated funds that have the same investment objectives and strategy as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund. The FSGCOF Closed Funds, which are affiliated funds that have the same investment objectives and strategy as FS Global Credit Opportunities Fund, closed their respective continuous public offerings to new investors in April 2016.

The table below shows the dollar range of shares of common stock beneficially owned as of January 6, 2016 (Commencement of Operations) by each member of the investment committee of FSIC IV Advisor, based on the public offering price of $11.15 as of December 7, 2016:

Name of Investment Committee Member	Dollar Range of Equity Securities in FS Investment Corporation IV(1)
Michael C. Forman	$500,001-$1,000,000
Gerald F. Stahlecker	$10,001-$50,000
Zachary Klehr	$10,001-$50,000
Sean Coleman	$100,001-$500,000

(1)	Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.

Key Personnel of the Investment Sub-Adviser

GDFM’s team of dedicated investment professionals provide assistance to FSIC IV Advisor pursuant to the investment sub-advisory agreement. Below is biographical information relating to certain key personnel involved in rendering such services:

Daniel H. Smith is a senior managing director of Blackstone and is the global head of GSO’s long only business, which includes GDFM. Mr. Smith is also a member of GSO’s management committee and sits on several of GSO’s investment committees. Mr. Smith joined GSO from Royal Bank of Canada, or RBC, in 2005. At RBC, Mr. Smith was a managing partner and head of RBC Capital Partners Debt Investments business, RBC’s alternative investments unit responsible for the management of $2.5 billion in capital and a portfolio of merchant banking investments. Prior to joining RBC, Mr. Smith worked at Indosuez Capital, a division of Credit Agricole Indosuez, where he was the co-head and managing director responsible for management of the firm’s $4.0 billion in CLOs and a member of the investment committee responsible for a portfolio of private equity co-investments and mezzanine debt investments. Previously, Mr. Smith worked at Van Kampen and Frye Louis Capital Management. Mr. Smith received a Master’s degree in Management from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Petroleum Engineering from the University of Southern California.

Brad Marshall is a senior managing director and senior portfolio manager of Blackstone. Mr. Marshall sits on several of GSO’s investment committees and organizes GSO’s origination and LBO coverage activities in the United States. In addition, Mr. Marshall oversees the investment activities for us, FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III, which are each sub-advised by GDFM. Mr. Marshall has also served as a senior portfolio manager of FS Investment Corporation since April 2014. Since joining GSO in 2005, he has been involved with portfolio management and the ongoing analysis and evaluation of fixed income investment opportunities. Before joining GSO, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC’s private equity funds effort. Prior to his time with RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of Canadian Imperial Bank of Commerce, and, prior to that, he co-founded a microchip verification software company where he served as chief finance officer. Mr. Marshall received an M.B.A. from McGill University in Montreal where he was an Academic All-Canadian and a B.A. (Honors) in Economics from Queen’s University in Kingston, Canada.

Robert Petrini is a senior managing director of Blackstone where he focuses on private debt investing. Mr. Petrini sits on several of GSO’s investment committees and organizes all of GSO’s performing credit activities, including managing the investment committee process and assisting in all restructurings within performing credit. Before joining GSO in 2005, Mr. Petrini was a principal in CSFB’s Alternative Capital Division. Mr. Petrini joined CSFB when the firm acquired DLJ. Prior to the acquisition of DLJ, Mr. Petrini was a member of DLJ’s Leveraged Finance Group, specializing in financial sponsor transactions. Mr. Petrini graduated magna cum laude with a B.S. in economics from the Wharton School of the University of Pennsylvania.

Louis Salvatore is a senior managing director of Blackstone and head of GSO’s performing credit team. Mr. Salvatore is also a member of GSO’s management committee and sits on several of GSO’s investment committees. Mr. Salvatore manages investment activities for GSO’s performing credit funds as well as focuses on sourcing and investing capital in both public and private opportunities. Mr. Salvatore is a member of GSO’s Investment Committee. Before joining GSO in 2005, Mr. Salvatore was a principal of DLJ Investment Partners, the mezzanine fund of CSFB’s Alternative Capital Division. Mr. Salvatore joined CSFB in 2000 when it acquired DLJ, where he was a member of the Merchant Banking Group. He had been a member of DLJ’s Leveraged Finance Group, specializing in corporate restructurings. Prior to that, he worked for Kidder Peabody. Mr. Salvatore received a B.A. in Economics from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Brad Colman is a Managing Director of Blackstone. Mr. Colman is a senior member of GSO’s performing credit team, which directly originates private investments for us, FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III. Before joining Blackstone in 2012, Mr. Colman worked as a Director in the Strategic Investments group at PartnerRe, a Senior Associate in the sponsor finance team at American Capital, and an Analyst in Merrill Lynch’s investment banking group. Mr. Colman graduated magna cum laude from New York University’s Leonard N. Stern School of Business with a BS in Finance, Accounting, and Operations.

Marc Baliotti is a managing director of Blackstone. Mr. Baliotti is a senior member of GSO’s performing credit team, which directly originates private investments for us, FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III. Mr. Baliotti also provides assistance in investments across GSO where GSO has a controlling interest. Prior to joining GSO in 2005, Mr. Baliotti was a Principal of AIG Highstar Capital, an energy and infrastructure-focused private equity fund with over $5 billion of assets under management. His responsibilities there included sourcing investment opportunities, negotiating and structuring transactions, and managing portfolio company investments. Prior to that, Mr. Baliotti worked at Advanstar Communications Inc., a portfolio company of DLJ Merchant Banking Partners, or DLJMB, and as an Associate at DLJMB.

Mr. Baliotti received a B.S. in Economics with distinction from the U.S. Naval Academy and an M.B.A. from Villanova University while on active duty in the U.S. Navy. Mr. Baliotti serves on the Board of Directors of Colt Defense and Heartland Food Companies, and he previously served on the boards of American Ref-Fuel, ArrMaz Custom Chemicals, Bluewater Thermal Processing, and Heartland Automotive Holdings.

James Roche is a managing director of Blackstone. Mr. Roche is a senior member of GSO’s performing credit team, which directly originates private investments for us, FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III. Since joining GSO in 2005, Mr. Roche has been involved in the research, analysis, and management of investments within the firm’s collateralized debt portfolios, separate account mandates, and closed-end funds, with an emphasis on special situations investments. Before joining Blackstone in 2005, Mr. Roche was a partner at RBC Capital Partners, where he held similar responsibilities. Mr. Roche has over 30 years of credit and related experience, including credit, structuring, and origination positions at Crédit Agricole Indosuez, Fitch IBCA, Inc., MetLife Capital Corporation, and NationsCredit Commercial Corporation (a unit of Bank of America). He received a B.A from the University of Connecticut and completed selected graduate coursework at the Hartford Graduate Center, an affiliate of Rensselaer Polytechnic Institute.

GDFM Potential Conflicts of Interest

GDFM, Blackstone and their respective affiliates will be subject to certain conflicts of interest with GDFM as our investment sub-adviser. These conflicts will arise primarily from the involvement of GDFM, Blackstone and their respective affiliates, or collectively, the “Firm,” in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

Broad and Wide-Ranging Activities

The Firm engages in a broad spectrum of activities. In the ordinary course of its business activities, the Firm may engage in activities where the interests of certain divisions of the Firm or the interests of its clients may conflict with our or your interests. Other present and future activities of the Firm may give rise to additional conflicts of interest. In the event that a conflict of interest arises, GDFM will attempt to resolve such conflicts in a fair and equitable manner, subject to applicable law.

The Firm’s Policies and Procedures

Specified policies and procedures implemented by the Firm to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions reduce the synergies across Blackstone’s various businesses that we expect to draw on for purposes of pursuing attractive investment opportunities. Because the Firm has various asset management and other businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. Furthermore, in addressing related conflicts and regulatory, legal and contractual requirements across its various businesses, the Firm has implemented certain policies and procedures (e.g., information walls) that reduce the positive synergies that we expect GDFM to utilize for purposes of recommending investment opportunities. Additionally, the Firm may limit us and/or our portfolio companies from engagement in agreements with, or related to, companies of an Other Account (as defined below) and/or from time to time restrict or otherwise limit the ability of us and/or our portfolio companies to engage in businesses or activities competitive with such companies of Other Accounts, either as a result of contractual restrictions or otherwise. Finally, the Firm has in the past and is likely in the future to enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for us, may require us to share such opportunities or otherwise limit the amount of an opportunity we can otherwise take.

Other Relationships

As part of its regular business, the Firm provides a broad range of other services. In addition, the Firm may provide services in the future beyond those currently provided. We will not receive a benefit from fees received in connection with such services. In such a case, an Other Account of the Firm would typically require the Firm to act exclusively on its behalf. This Other Account request may preclude all Firm affiliated clients, including us, from participating in related transactions that would otherwise be suitable. The Firm will be under no obligation to decline any such engagements in order to make an investment opportunity available to us. In connection with its investment banking, advisory and other businesses, the Firm may come into possession of information that limits its ability to engage in potential transactions. Our activities are expected to be constrained as a result of the inability of GDFM personnel to use such information. For example, employees of the Firm from time to time are prohibited by law or contract from sharing information with FSIC IV Advisor or our portfolio managers at FSIC IV Advisor or GDFM. Additionally, there are expected to be circumstances in which one or more individuals associated with the Firm will be precluded from providing services related to our activities because of certain confidential information available to those individuals or to other parts of the Firm (e.g., trading may be restricted). Where the Firm may be engaged to find buyers or financing sources for potential sellers of assets, the seller may permit us to act as a participant in such transaction (as a buyer or financing participant), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price and certain other financial terms) and also be subject to the limitations of the 1940 Act.

The Firm has long-term relationships with a significant number of corporations and their senior management. In determining whether to recommend an investment in a particular transaction on behalf of us, GDFM will consider those relationships and may determine to not consider the recommendation of the investment to us as a result of such relationships, as may be permitted by law. We may also co-invest with clients of Blackstone in particular investment opportunities, and the relationship with such clients could influence the decisions made by GDFM with respect to such investments, as may be permitted by law and in accordance with GDFM’s applicable procedures.

The inability to transact in any security, derivative or loan held by us could result in significant losses to us.

Allocation of Opportunities

Certain inherent conflicts of interest arise from the fact that the Firm provides investment advisory or sub-advisory services both to FSIC IV Advisor, on our behalf, and other clients, including other investment funds, and any other investment vehicles that GDFM or its affiliates may establish from time to time, as well as client accounts (including one or more managed accounts (or other similar arrangements, including those that may be structured as one or more entities) and proprietary accounts managed by the Firm in which we will not have an interest (such other clients, funds and accounts, collectively the “Other GSO Accounts”). In addition, the Firm provides investment management services to other clients, including other investment funds, and any other investment vehicles that Blackstone or any of its affiliates may establish from time to time, client accounts, and proprietary accounts in which we will not have an interest (such other clients, funds and accounts, collectively, the “Other Blackstone Accounts” and, together with the Other GSO Accounts, the “Other Accounts”). The respective investment programs of us and the Other Accounts may or may not be substantially similar. The Firm may give advice and recommend investments or actions to Other Accounts, in accordance with the investment objectives and strategies of such Other Accounts, which may differ from advice given to, or the timing or nature of the action taken with respect to, us although it is GDFM’s policy, to the extent reasonably practicable, to recommend for allocation and/or allocate investment opportunities to us on a fair and equitable basis over time relative to its Other Accounts, even though their investment mandates have elements in common with ours. GDFM or its affiliates may enter into transactions for Other Accounts where they have investment discretion that GDFM determines not to recommend to us for regulatory, investment or other reasons. Affiliates of GDFM engage in an investment advisory business separate from GDFM, including with respect to accounts that compete with us, and have no obligation to make investment opportunities available to us.

While GDFM will seek to manage potential conflicts of interest in good faith, the portfolio transactions effected by GDFM and Blackstone in managing their respective Other Accounts could conflict with the transactions and strategies recommended by GDFM in providing sub-advisory services to us and may affect the prices and availability of the securities and instruments in which we invest. Conversely, participation in specific investment opportunities may be appropriate, at times, for both us and Other Accounts.

GDFM may have a conflict of interest in allocating investment opportunities between us and Other Accounts, including where GDFM may be incentivized to recommend investments for us that may favor the interests of an affiliate or Other Accounts. This potential conflict may be exacerbated where GDFM has more attractive incentive fees for such Other Accounts, or where individuals of GDFM who are responsible for selecting investments for us have large personal stakes in Other Accounts, or where personnel of GDFM benefit directly or indirectly from compensation generated by Other Accounts. In each such case, such transactions will be governed by, and GDFM will allocate or make allocation recommendations in accordance with, procedures designed and adopted by GDFM to manage such conflicts of interest.

Certain distressed investment opportunities may offer high potential returns, but may not, in the judgment of GDFM, be suitable for us. As a result, such investment opportunities may be allocated to Other Accounts with similar investment strategies as us and may not be allocated to us. Such investments, while high risk, can at times offer exceptional returns, and we may not be able to participate in these returns.

While GDFM will seek to manage potential conflicts of interest in good faith, the portfolio strategies employed by GSO and its affiliates in managing the Other Accounts could conflict with the transactions and strategies employed by GDFM in providing sub-advisory services to us and may affect the prices and availability of the securities and instruments in which we invest. Conversely, participation in specific investment opportunities may be appropriate, at times, for both us and the Other Accounts. It is the policy of GDFM and its affiliates to generally share appropriate investment opportunities (including purchase and sale opportunities) with the Other Accounts. GDFM is committed to transacting in securities and loans in a manner that is consistent with our investment objectives and those of the Other Accounts, and to allocating investment opportunities (including purchase and sale opportunities) among us and the Other Accounts on a fair and equitable basis. In allocating investment opportunities, GDFM determines which clients’, including ours and the Other Accounts’, investment mandates are consistent with the investment opportunity taking into account our and such Other Account’s risk/return profile, investment guidelines and objectives, and liquidity objectives. As a general matter, investment opportunities will be allocated pro rata among us and the Other Accounts based on their respective targeted acquisition size (which may be based upon available capacity or, in some cases, a specified maximum target size of such client) or targeted sale size (which is generally based upon the position size held by selling clients), in a manner that takes into account the applicable factors listed below. In addition, GDFM complies with specific allocation procedures set forth in our governing documents and those of Other Accounts and described during the marketing process. While no client will be favored over any other client, in allocating investment opportunities certain clients may have priority over other clients consistent with disclosures made to the applicable investors. Consistent with the foregoing, GDFM will generally allocate investment opportunities pursuant to certain allocation methodologies as appropriate depending on the nature of the investment. Notwithstanding the foregoing, investment opportunities may be allocated in a manner that differs from such methodologies but is otherwise fair and equitable to us and the Other Accounts taken as a whole (including, in certain circumstances, a complete opt-out for us or an Other Account from an allocation). In instances where we and Other Accounts target different strategies but overlap with respect to certain investment opportunities,

GDFM may determine that a particular investment most appropriately fits within the portfolio and strategy focus of the relevant Other Account and may allocate the investment to such Other Account but not to us. Any such allocations must be documented in accordance with GDFM’s procedures and be undertaken with reference to one or more of the following considerations: (a) the risk- return and target-return profile of the investment opportunity relative to our and the Other Accounts’ current risk profile; (b) our or the Other Accounts’ investment guidelines, restrictions, terms and objectives, including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios’ overall holdings; (c) the need to re-size risk in our or the Other Accounts’ portfolios (including the potential for the proposed investment to create an industry, sector or issuer imbalance in our and the Other Accounts’ portfolios) and taking into account any existing non-pro rata investment positions in such portfolios; (d) our and the Other Accounts’ liquidity considerations, including during a ramp-up or wind-down of us or Other Accounts, proximity to the end of our or the Other Accounts’ specified terms or investment period, any redemption/withdrawal requests from or with respect to us or an Other Account, anticipated future contributions and available cash; (e) tax consequences; (f) regulatory or contractual restrictions or consequences; (g) avoiding de minimis or odd lot allocations; (h) availability and degree of leverage and any requirements or other terms of any existing leverage facilities; (i) our or the Other Accounts’ investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, industry or business sector; (j) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to us or an Other Account; (k) managing any actual or potential conflict of interest; (l) with respect to investments that are made available to GDFM by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts) which may not be available for us or the Other Accounts, the absence of such relationships; and (m) any other considerations deemed relevant by GDFM and its affiliates. Because of these and other factors, certain Other Accounts may effectively have priority in investment allocations over us, notwithstanding GDFM’s general policy of pro rata allocation. Individual conflicts will not necessarily be resolved in favor of our interests, but we will be treated fairly and equitably over time and in a manner consistent with GDFM’s fiduciary duties.

Orders may be combined for all such accounts, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis which GDFM or its affiliates consider equitable.

From time to time, GDFM expects us and Other Accounts to make investments at different levels of a borrower’s or an issuer’s capital structure or otherwise in different classes of a borrower’s or an issuer’s securities, as may be permitted by law and subject to compliance with appropriate procedures. When making such investments, GDFM expects us and such Other Accounts to have conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. To the extent that we hold interests that are different (or more senior or junior) than those held by the Other Accounts, GDFM is likely to be presented with decisions involving circumstances where the interests of such Other Accounts are in conflict with ours. Furthermore, it is possible that our interest may be subordinated or otherwise adversely affected by virtue of such Other Accounts’ involvement and actions relating to their investment. In addition, when we and Other Accounts hold investments in the same borrower or issuer (including in the same level of the capital structure), we may be prohibited by applicable law from participating in restructuring, work-outs, renegotiations or other activities related to its investment in the borrower or issuer due to the fact that Other Accounts hold investments in the same borrower or issuer. As a result, we may not be permitted by law to make the same investment decisions as Other Accounts in the same or similar situations even if GDFM believes it would be in our best economic interests to do so. Also, we may be prohibited by applicable law from investing in a borrower or issuer (or an affiliate) that Other Accounts are also investing in or currently invest in even if GDFM believes it would be in our best economic interests to do so. In addition, entering into certain transactions that are not deemed prohibited by law when made may potentially lead to a condition that raises regulatory or legal concerns in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include us and our affiliates. In some cases, to avoid the potential of future prohibited transactions, GDFM may avoid recommending allocating an investment opportunity to us that it would otherwise recommend, subject to GDFM’s then-current allocation policy and any applicable exemptive orders over time.

Service Providers

Our service providers (including lenders, brokers, attorneys and investment banking firms) may be investors in us and/or sources of investment opportunities and counterparties therein. This may influence GDFM in deciding whether to select such a service provider. Notwithstanding the foregoing, investment transactions for us that require the use of a service provider will generally be allocated to service providers on the basis of best execution (and possibly to a lesser extent in consideration of such service provider’s provision of certain investment-related services that GDFM believes to be of benefit to us or Other Accounts). Advisers and their service providers, or their affiliates, often charge different rates or have different arrangements for specific types of services. Therefore, based on the types of services used by us and our portfolio companies as compared to GDFM, Blackstone and their affiliates and the terms of such services, GDFM, Blackstone or their affiliates may benefit to a greater degree from such vendor arrangements than us or our portfolio companies.

Allocation of Personnel

GDFM and its, officers, managers, members and employees will devote as much of their time to our activities as GDFM deems necessary and appropriate. Subject to the terms of the applicable offering and/or governing documents, the Firm expects to form additional investment funds, enter into other investment advisory relationships and engage in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GDFM. These activities could be viewed as creating a conflict of interest in that the time and effort of GDFM and its officers, managers, members and employees will not be devoted exclusively to our business but will be allocated between our business and the management of the assets of other clients of GDFM.

Material Non-Public Information

GDFM or certain of its affiliates may come into possession of material non-public information with respect to a borrower or an issuer (or an affiliate). Should this occur, GDFM would be restricted from recommending to FSIC IV Advisor or buying or selling securities, derivatives or loans of the borrower or the issuer on behalf of us until such time as the information became public or was no longer deemed material to preclude us from participating in an investment. Disclosure of such information to GDFM’s personnel responsible for our affairs will be limited, and FSIC IV Advisor on our behalf may not be free to act upon any such information. Therefore, we and FSIC IV Advisor may not have access to material non-public information in the possession of the Firm which might be relevant to an investment decision to be made on our behalf, and FSIC IV Advisor may initiate a transaction or sell an investment which, if such information had been known to it, may not have been undertaken. Due to these restrictions, FSIC IV Advisor may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold. In addition, GDFM, in an effort to avoid trading restrictions on our behalf or on behalf of other clients of GDFM or its affiliates, may choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as us, are eligible to receive or have received, even if possession of such information would be advantageous to us.

Trading by Firm Personnel

The officers, directors, members, managers and employees of GDFM or Blackstone may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law and Firm policies, or otherwise determined from time to time by GDFM or the Firm, as applicable.

Possible Future Activities

The Firm may expand the range of services that it provides over time. The Firm will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by us. These clients may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

Portfolio Company Relationships

The entities in which we invest are expected to be counterparties to or participants in agreements, transactions or other arrangements with portfolio companies of Other Accounts managed by the Firm that, although the Firm determines to be consistent with the requirements of such Other Accounts’ governing agreements, may not have otherwise been entered into but for the affiliation with the Firm, and/or that involve fees and/or servicing payments to Firm-affiliated entities from which we will derive no benefit, subject to applicable law. For example, the Firm may offer our portfolio companies and portfolio companies of its Other Accounts the opportunity to enter into agreements regarding group procurement (such as a group purchasing organization), benefits management, purchase of insurance policies (which may be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that, subject to applicable law, may result in commissions or similar payments to the Firm or its affiliates, including related to a portion of the savings achieved by the portfolio company.

With respect to transactions or agreements with portfolio companies, at times if unrelated officers of a portfolio company have not yet been appointed, subject to applicable law, the Firm may be negotiating and executing agreements between the Firm and/or us on the one hand, and the portfolio company or its affiliates on the other hand, including management services agreements or similar agreements, which could entail a conflict of interest in relation to efforts to enter into terms that are arm’s length. Among the measures the Firm may use to mitigate such conflicts is involving outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms and regulatory restrictions.

From time to time, employees of the Firm may serve as directors or advisory board members of certain portfolio companies or other entities. In connection with such services and subject to applicable law, the Firm receives directors’ fees or other similar compensation. Such amounts may, but are not expected to be, material, and will not be passed through to us.

Transactions with Other Accounts

From time to time, we may enter into purchase and sale transactions with Other Accounts. Such transactions will be conducted in accordance with, and subject to, GDFM’s fiduciary obligations to us, the 1940 Act and the rules thereunder and other applicable law.

Other Affiliate Transactions

We may acquire a security from an issuer in which a separate security has been acquired by other GDFM or Blackstone affiliates. When making such investments, we and other GDFM or Blackstone affiliates may have conflicting interests. For example, conflicts could arise where we become a lender to a company when an affiliate of GDFM owns equity securities of such a company. In this circumstance, for example, if such company goes into bankruptcy, becomes insolvent or is otherwise unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities as to what actions the company should take. There can be no assurance that the return on our investment will be equivalent to or better than the returns obtained by the other affiliates.

In addition, the 1940 Act limits our ability to enter into certain transactions with certain of our affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security directly from or to any portfolio company of a fund or account managed by the Firm. However, we may under certain circumstances purchase any such portfolio company’s securities in the secondary market, which could create a conflict for GDFM between its interests in us and the portfolio company, in that the ability of GDFM to recommend actions in our best interest might be restricted by applicable law. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to us.

Restrictions Arising under the Securities Laws

The Firm’s activities (including, without limitation, the holding of securities positions or having one of its employees on the board of directors of a company) could result in securities law restrictions on transactions in securities held by us, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments, or otherwise create conflicts of interest, any of which could have an adverse impact on our performance.

GDFM may engage and retain senior advisors, industry experts, consultants, and other similar professionals (or, collectively, “Senior and Other Advisors”) who are not employees or affiliates of GDFM and who, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from GDFM or its clients). In such circumstances, such payments from, or allocations of a profits interest with respect to, portfolio companies and/or clients will not result in the offset of any management fees otherwise due. These Senior and Other Advisors often have the right to co-invest alongside clients, including in those investments in which they are involved, or otherwise participate in equity plans for management of any such portfolio company, and such co-investment and/or participation (which generally would reduce the amount invested by clients in any investment) generally would not be considered as part of GDFM’s side-by-side co-investment rights. Additionally, and notwithstanding the foregoing, these Senior and Other Advisors may be (or have the preferred right to be) investors in other GDFM clients and/or be permitted to participate in GDFM’s side-by-side co-investment rights. The nature of the relationship with each of the Senior and Other Advisors and the amount of time devoted or required to be devoted by them varies considerably. In certain cases, they may provide GDFM with industry-specific insights and feedback on investment themes, assist in transaction due diligence, make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles and serve as executives or directors on the boards of portfolio companies or contribute to the origination of new investment opportunities. In certain instances, GDFM has formal arrangements with these Senior and Other Advisors (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement) by GDFM, the relevant clients, and/or portfolio companies or otherwise uncompensated unless and until an engagement with a portfolio company develops. In certain cases, the Senior and Other Advisors have certain attributes of GDFM “employees” (e.g. they may have dedicated offices at GDFM, participate in general meetings and events for GDFM personnel, work on GDFM matters as their primary or sole business activity) even though they are not considered GDFM employees, affiliates or personnel for the purposes of certain agreements and provisions within such agreements. There can be no assurance that any of the Senior and Other Advisors will continue to serve in such roles and/or continue their arrangements with GDFM, the clients and/or any portfolio companies throughout the term of the relevant clients.

PORTFOLIO COMPANIES

The following table sets forth certain information as of September 30, 2016 with respect to each company in which we had a debt or equity/other investment. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments and the board observer or participation rights we may receive. As of September 30, 2016, we did not “control” and were not an “affiliated person” of any of our portfolio companies, each as defined in the 1940 Act.

In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned more than 25% of its voting securities or we had the power to exercise control over the management or policies of such portfolio company, and would be an “affiliated person” of a portfolio company if we owned 5% or more of its voting securities.

For information relating to the value of our investments in our portfolio companies, see our unaudited consolidated schedule of investments as of September 30, 2016, at page F-6.

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Senior Secured Loans—1st Lien

AqGen Ascensus, Inc. 200 Dryden Road Dresher, PA 19025	Ascensus is a leading independent retirement and college savings services provider in the United States.	$1,967

ASG Technologies Group, Inc. 708 Goodlette Road North Naples, FL 34102	ASG provides a variety of software and services for enterprise performance, operations and application management.	$3,029

Corner Investment PropCo, LLC One Caesars Palace Drive Las Vegas, NV 89109	Corner Investment is an operating subsidiary of Caesars Entertainment Corporation.	$4,757

JSS Holdings, Inc. 180 North Stetson Avenue Chicago, IL 60601	Jet Support Services (JSS) is a leading independent provider of hourly cost maintenance programs for aircraft engines and airframes.	$3,443

North Haven Cadence Buyer, Inc. (L + 500)(1) 8767 East Via De Ventura Scottsdale, AZ 85258	Cadence Education, Inc. operates as a provider of childhood and private elementary education services.	$188

North Haven Cadence Buyer, Inc. (L + 813)(2) 8767 East Via De Ventura Scottsdale, AZ 85258	Cadence Education, Inc. operates as a provider of childhood and private elementary education services.	$6,250

Propulsion Acquisition, LLC 10200 Anderson Way Cincinnati, OH 45242	Belcan (Propulsion Acquisition) is a global supplier of engineering consultancy services and technical staffing solutions to a diverse spectrum of industries	$3,348

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
Quest Software US Holdings Inc. 4 Polaris Way Aliso Viejo, CA 92656	Quest Software develops and supports software used in a variety of industries to simplify IT management.	$4,220

Sybil Software LLC Enterprise Office Center Pikrtova 1737/1A 140 00 Prague 4 Czech Republic	Avast Software (Sybil) is a global provider of security software solutions.	$3,107

Senior Secured Loans—2nd Lien

ASG Technologies Group, Inc. 708 Goodlette Road North Naples, FL 34102	ASG provides a variety of software and services for enterprise performance, operations and application management.	$775

BBB Industries US Holdings, Inc. 29627 Renaissance Boulevard Daphne, AL 36526	BBB Industries is a manufacturer and distributor of vehicle aftermarket products in North America.	$2,824

LBM Borrower, LLC 1990 Larsen Road Green Bay, WI 54303	US LBM is a building products distributor in the United States.	$1,368

Peak 10, Inc. 8910 Lenox Pointe Drive, Suite G Charlotte, NC 28273	Peak 10 provides IT infrastructure and cloud services for mid-market businesses.	$308

PGA Holdings, Inc. 401 Edgewater Place, Suite 500 Wakefield, MA 01880	Press Ganey Holdings provides patient experience and caregiver measurement, performance analytics and strategic advisory solutions for healthcare organizations.	$1,125

SRS Distribution Inc. 5900 South Lake Forest Drive, Suite 400 McKinney, TX 75070	SRS Distribution, Inc. operates as a roofing products distributor in the United States.	$3,922

Stardust Finance Holdings, Inc. 5 Grange Park Court Roman Way Northampton NN4 5EA United Kingdom	Forterra Building Products (Stardust) is a global manufacturer and distributor of concrete and clay building products.	$622

Subordinated Debt

BMC Software Finance, Inc. 2103 CityWest Boulevard Houston, TX 77042	BMC Software develops software that provides system and service management solutions for enterprises in the United States and internationally.	$5,898

Name and Address of Portfolio Company	Nature of its Principal Business	Amortized Cost of Investment (in thousands)
CEC Entertainment, Inc. 1707 Market Place Boulevard, Suite 200 Irving, TX 75063	Chuck E. Cheese’s (CEC) is an entertainment and restaurant-oriented chain across the United States and internationally.	$4,802

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Us	Percentage of Class Held(3)	Amortized Cost of Investment (in thousands)
Equity / Other

ASG Technologies Group, Inc. 708 Goodlette Road North Naples, FL 34102	ASG provides a variety of software and services for enterprise performance, operations and application management.	Warrants	0.1%	$344

North Haven Cadence Buyer, Inc. 8767 East Via De Ventura Scottsdale, AZ 85258	Cadence Education, Inc. operates as a provider of childhood and private elementary education services.	Common Equity	0.1%	$208

(1)	Amount includes a $188 unfunded commitment for North Haven Cadence Buyer, Inc.

(2)	Amount includes a $1,187 unfunded commitment for North Haven Cadence Buyer, Inc.

(3)	Percentage of class held is calculated on a fully diluted basis and is based on the best available information at the time of calculation.

INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

Overview of FSIC IV Advisor

Management Services and Responsibilities

FSIC IV Advisor has registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the investment advisory and administrative services agreement in accordance with the 1940 Act. As an investment adviser registered under the Advisers Act, FSIC IV Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, FSIC IV Advisor has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, FSIC IV Advisor may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. FSIC IV Advisor is prohibited from contracting away the fiduciary obligation owed to us and our stockholders under common law.

Subject to the overall supervision of our board of directors, FSIC IV Advisor oversees our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory and administrative services agreement, FSIC IV Advisor:

●	determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

●	identifies, evaluates and negotiates the structure of the investments we make;

●	executes, monitors and services the investments we make;

●	determines the securities and other assets that we will purchase, retain or sell;

●	performs due diligence on prospective portfolio companies; and

●	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably request or require for the investment of our funds.

FSIC IV Advisor will also seek to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. FSIC IV Advisor’s services under the investment advisory and administrative services agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, FSIC IV Advisor performs certain administrative services under the investment advisory and administrative services agreement. See “Administrative Services.”

Advisory Fees

We pay FSIC IV Advisor a fee for its services under the investment advisory and administrative services agreement consisting of two components—an annual base management fee based on the average weekly value of our gross assets and an incentive fee based on our performance. The cost of both the base management fee payable to FSIC IV Advisor and any incentive fees it earns are ultimately borne by our stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 2.0% of the average weekly value of our gross assets. The base management fee is payable quarterly in arrears and is calculated based on the average weekly value of our gross assets during the most recently completed calendar quarter. The base management fee may or may not be taken in whole or in part at the discretion of FSIC IV Advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as FSIC IV Advisor shall determine. The base management fee for any partial month or quarter will be appropriately prorated.

Incentive Fee

The incentive fee consists of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital for the most recently completed calendar quarter, equal to 1.875% (7.5% annualized), subject to a “catch up” feature. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of shares of our common stock (including proceeds from our distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to our share repurchase program. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to FSIC IV Advisor under the investment advisory and administrative services agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee and distribution fees). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

●	No subordinated incentive fee is payable to FSIC IV Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.875%;

●	100% of our pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.34375% in any calendar quarter (9.375% annualized) will be payable to FSIC IV Advisor. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.34375%) as the “catch-up.” The “catch-up” provision is intended to provide FSIC IV Advisor with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.34375% in any calendar quarter; and

●	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.34375% in any calendar quarter (9.375% annualized) will be payable to FSIC IV Advisor once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to FSIC IV Advisor).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income

(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income allocated to income-related portion of incentive fee

These calculations will be appropriately pro rated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the applicable calendar quarter.

The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). Such fee will equal 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, is calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. Based on an interpretation of the applicable language in the Advisers Act by the staff of the Division of Investment Management of the SEC, we will “look through” our TRS in calculating the capital gains incentive fee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Capital Gains Incentive Fee” for a discussion of the treatment of the TRS with respect to the calculation of the capital gains incentive fee.

All percentages are based on average adjusted capital as defined above.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter*

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.875%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income—(base management fee + other expenses)) = 0.55%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.775%

Hurdle rate(1) = 1.875%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income—(base management fee + other expenses)) = 2.075%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

= 100% × (2.075%—1.875%)

= 0.2%

Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Hurdle rate(1) = 1.875%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income—(base management fee + other expenses)) = 2.8%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income—2.34375%))

Catch up	= 2.34375%—1.875%
= 0.46875%

Subordinated incentive fee on income = (100% × 0.46875%) + (20.0% × (2.8%—2.34375%))

= 0.46875% + (20.0% × 0.45625%)

= 0.46875% + 0.09125%

= 0.56%

Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.56%.

(1)	Represents 7.5% annualized hurdle rate.

(2)	Represents 2.0% annualized base management fee on average weekly gross assets. Examples assume assets are equal to adjusted capital.

(3)	Excludes organization and offering costs, incentive fees and distribution fees.

(4)	The “catch-up” provision is intended to provide FSIC IV Advisor with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 2.34375% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains*

Scenario 1

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”).

Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million.

Year 3: FMV of Investment B determined to be $25 million.

Year 4: Investment B sold for $31 million.

The incentive fee on capital gains would be:

Year 1: None.

Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%).

Year 3: None g $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2).

Year 4: Incentive fee on capital gains of $200,000 g $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains taken in Year 2).

Scenario 2

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

Year 4: FMV of Investment B determined to be $35 million.

Year 5: Investment B sold for $20 million.

The incentive fee on capital gains, if any, would be:

Year 1: None.

Year 2: $5 million incentive fee on capital gains g 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B).

Year 3: $1.4 million incentive fee on capital gains g $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2.

Year 4: None.

Year 5: None g $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3.

*	The returns shown are for illustrative purposes only. No incentive fee is payable to FSIC IV Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate. Positive returns are shown to demonstrate the fee structure and there is no guarantee that positive returns will be realized. Actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses include the payment of management and incentive fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing arrangements and other expenses necessary for our operations. The management and incentive fees compensate FSIC IV Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FSIC IV Advisor is responsible for compensating GDFM for its services pursuant to the investment sub-advisory agreement. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

●	corporate and organization expenses relating to offerings of each class of our common stock, subject to limitations included in the investment advisory and administrative services agreement;

●	the cost of calculating the net asset value for each share class, including the cost of any third-party pricing or valuation services;

●	the cost of effecting sales and repurchases of shares of each class of our common stock and other securities;

●	investment advisory fees;

●	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

●	interest payments on our debt or related obligations;

●	transfer agent and custodial fees;

●	research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g, telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

●	fees and expenses associated with marketing efforts;

●	federal and state registration fees;

●	federal, state and local taxes;

●	fees and expenses of directors not also serving in an executive officer capacity for us or FSIC IV Advisor;

●	costs of proxy statements, stockholders’ reports and notices and other filings;

●	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone and staff;

●	fees and expenses associated with accounting, corporate governance, independent audits and outside legal costs;

●	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

●	brokerage commissions for our investments; and

●	all other expenses incurred by FSIC IV Advisor, GDFM or us in connection with administering our business, including expenses incurred by FSIC IV Advisor or GDFM in performing administrative services for us and administrative personnel paid by FSIC IV Advisor or GDFM, to the extent they are not controlling persons of FSIC IV Advisor, GDFM or any of their respective affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Reimbursement of FSIC IV Advisor for Administrative Services

We reimburse FSIC IV Advisor for expenses necessary to perform services related to our administration and operations, including FSIC IV Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments providing administrative services to us on behalf of FSIC IV Advisor. The amount of this reimbursement is set at the lesser of (1) FSIC IV Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC IV Advisor is required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of FSIC IV Advisor. Our board of directors then assess the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors, among other things, compares the total amount paid to FSIC IV Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We do not reimburse FSIC IV Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC IV Advisor.

Duration and Termination

The investment advisory and administrative services agreement became effective on January 6, 2016, the date that we satisfied our minimum offering requirement. Unless earlier terminated as described below, the investment advisory and administrative services agreement will remain in effect for a period of two years from the date that we met the minimum offering requirement and will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory and administrative services agreement.

The investment advisory and administrative services agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory and administrative services agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to FSIC IV Advisor. If FSIC IV Advisor wishes to voluntarily terminate the investment advisory and administrative services agreement, it must give us a minimum of 120 days’ notice prior to termination and must pay all expenses associated with its termination. The investment advisory and administrative services agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities. We may terminate FSIC IV Advisor’s interest in our revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then-present fair market value of the interest, determined by agreement between us and FSIC IV Advisor. If we cannot agree on such amount, it will be determined in accordance with the then-current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally. The method of payment to FSIC IV Advisor must be fair and must protect our solvency and liquidity.

Without the vote of a majority of our outstanding voting securities, our investment advisory and administrative services agreement may not be materially amended, nor may FSIC IV Advisor cause us to engage in a merger or other reorganization. In addition, should we or FSIC IV Advisor elect to terminate the investment advisory and administrative services agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary adviser may be appointed without stockholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates. FSIC IV Advisor may not terminate the investment sub-advisory agreement with GDFM without prior approval from our board of directors.

Prohibited Activities

Our charter prohibits the following activities between us and FSIC IV Advisor and its affiliates:

●	We may not purchase or lease assets in which FSIC IV Advisor or its affiliates have an interest unless we disclose the terms of the transaction to our stockholders, the assets are sold or leased upon terms that are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert;

●	We may not acquire assets in exchange for shares of our common stock;

●	FSIC IV Advisor and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our charter;

●	We may not lease assets to FSIC IV Advisor or its affiliates unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;

●	We may not make any loans to FSIC IV Advisor or its affiliates except for the advancement of funds as permitted by our charter;

●	We may not pay a commission or fee, either directly or indirectly to FSIC IV Advisor or its affiliates, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

●	FSIC IV Advisor and its affiliates may not charge duplicate fees to us; and

●	FSIC IV Advisor and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, FSIC IV Advisor may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. FSIC IV Advisor also may not receive a prepayment charge or penalty in connection with any such financing.

In addition, the investment advisory and administrative services agreement prohibits FSIC IV Advisor and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. FSIC IV Advisor and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. FSIC IV Advisor and its affiliates will not have the exclusive right to sell or exclusive employment to sell our assets. FSIC IV Advisor and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. FSIC IV Advisor may not commingle our funds with the funds of any other entity or individual.

Indemnification

The investment advisory and administrative services agreement provides that FSIC IV Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are not entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSIC IV Advisor or such other person, nor will FSIC IV Advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) FSIC IV Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) FSIC IV Advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by FSIC IV Advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold FSIC IV Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. We maintain a joint liability insurance policy with our affiliates, including FSIC IV Advisor. The premiums for this policy are allocated across all insureds based on, among other things, the proportional share of the premium that we and our affiliates would pay had we purchased our policies separately and the asset base of each such entity. The independent directors of our board of directors must review and approve our allocation on an annual basis. As a result, FSIC IV Advisor bears the cost of its own liability insurance.

Organization of FSIC IV Advisor

FSIC IV Advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of FSIC IV Advisor is FSIC IV Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Overview of GDFM

GDFM acts as our investment sub-adviser pursuant to an investment sub-advisory agreement with FSIC IV Advisor and is registered as an investment adviser with the SEC under the Advisers Act. GDFM is a Delaware limited liability company with principal offices located at 345 Park Avenue, New York, New York 10154.

Under the terms of the investment sub-advisory agreement, GDFM assists FSIC IV Advisor in managing our portfolio in accordance with our stated investment objectives and strategy. This assistance includes making investment recommendations, monitoring and servicing our investments, performing due diligence on prospective portfolio companies and providing research and other investment advisory services for us. However, all investment decisions are ultimately the responsibility of FSIC IV Advisor’s investment committee.

The investment sub-advisory agreement provides that GDFM will receive 50% of all fees payable to FSIC IV Advisor under the investment advisory and administrative services agreement with respect to each year.

The investment sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by GDFM or, if our board of directors or the holders of a majority of our outstanding voting securities determine that it should be terminated, by FSIC IV Advisor.

Board Approval of the Investment Advisory and Administrative Services Agreement and Investment Sub-Advisory Agreement

Our investment advisory and administrative services agreement and investment sub-advisory agreement were each approved by our board of directors on September 21, 2015 and became effective upon our satisfying the minimum offering requirement on January 6, 2016. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to our board of directors as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreements, (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to ours, (iii) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives and (iv) information about the services to be performed and the personnel performing such services under each of the agreements. After an initial two-year term, such agreements must be re-approved annually by our board of directors.

ADMINISTRATIVE SERVICES

FSIC IV Advisor is reimbursed for administrative expenses it incurs on our behalf overseeing our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSIC IV Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our stockholders and reports filed with the SEC. In addition, FSIC IV Advisor assists us in calculating the net asset value for each class of our shares, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others.

We reimburse FSIC IV Advisor for expenses necessary to perform services related to our administration and operations, including FSIC IV Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments providing administrative services to us on behalf of FSIC IV Advisor. The amount of this reimbursement is set at the lesser of (1) FSIC IV Advisor’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. FSIC IV Advisor is required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of the administrative expenses among us and certain affiliates of FSIC IV Advisor. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors, among other things, compares the total amount paid to FSIC IV Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs. We will not reimburse FSIC IV Advisor for any services for which it will receive a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC IV Advisor.

We have also contracted with State Street to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSIC IV Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us and performing testing with respect to RIC compliance.

For a discussion of the indemnification provisions in the investment advisory and administrative services agreement, see “Investment Advisory and Administrative Services Agreement—Indemnification.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our executive officers, certain of our directors and certain professionals of FS Investments who perform services for us on behalf of FSIC IV Advisor are also officers, directors, trustees, managers, and/or key professionals of FS Investments, our dealer manager and other FS Investments entities, including FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of FS Investments may organize other debt-related programs and acquire for their own account debt-related investments that may be suitable for us. In addition, FS Investments may grant equity interests in FSIC IV Advisor to certain management personnel performing services for FSIC IV Advisor.

Investment Advisory and Administrative Services Agreement

Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor provides us with investment advisory services for which we pay FSIC IV Advisor a base management fee of 2.0% of the average weekly value of our gross assets and an incentive fee based on our performance.

Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor also oversees our day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. In addition, FSIC IV Advisor performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records that we are required to maintain and preparing reports for our stockholders and reports filed with the SEC. FSIC IV Advisor also assists us in calculating our net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. We reimburse FSIC IV Advisor for expenses necessary to perform services related to our administration and operations. In addition, prior to satisfaction of the minimum offering requirement and for a period of time thereafter, FSIC IV Advisor and its affiliates funded certain of our organization and offering costs, and we reimbursed FSIC IV Advisor and its affiliates for such amounts. Following this period, FSIC IV Advisor has continued to provide us with certain services related to our offering and we have, and will continue to, reimburse FSIC IV Advisor for its costs in connection with providing us these services.

See “Investment Advisory and Administrative Services Agreement” for additional information about the services FSIC IV Advisor provides to us, how fees to FSIC IV Advisor are determined and our obligations to reimburse FSIC IV Advisor for administrative expenses and offering costs.

See “Management’s Discussion and Analysis of Financial Condition and Operations—Related Party Transactions—Compensation of the Investment Adviser and Dealer Manager” for a summary of the fees and expenses we accrued under the investment advisory and administrative services agreement during the three months ended September 30, 2016.

Allocation of FSIC IV Advisor’s Time

We rely on FSIC IV Advisor to manage our day-to-day activities and to implement our investment strategies. FSIC IV Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FSIC IV Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of FB Income Advisor, LLC, FS Investment Corporation, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FS Global Advisor, LLC and FS Global Credit Opportunities Fund. FSIC IV Advisor and its employees will devote only as much of its or their time to our business as FSIC IV Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, FSIC IV Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

However, we believe that the members of FSIC IV Advisor’s senior management and the other key debt finance professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of FS Investments-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at the adviser providing services to multiple programs. For example, FSIC IV Advisor has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Allocation of GDFM’s Time

We will rely, in part, on GDFM to assist in identifying investment opportunities and making investment recommendations to FSIC IV Advisor. GDFM, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GDFM and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GDFM. Also, in connection with such business activities, GDFM and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within our investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GDFM, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the assets of other advisees of GDFM and its affiliates. For example, GDFM also serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III, and GSO, the parent of GDFM, serves as investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund, as well as other accounts and investment vehicles that invest in the same types of investments as we do.

Competition and Allocation of Investment Opportunities

Concurrent with our continuous public offering, employees of FSIC IV Advisor are simultaneously providing investment advisory services to other affiliated entities, including the investment advisers to FS Investments’ four other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II and FS Investment Corporation III, and FS Investments’ affiliated closed-end management investment company, FS Global Credit Opportunities Fund. FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III are non-

diversified, closed-end management investment companies that have elected to be regulated as BDCs that invest primarily in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. FS Energy and Power Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC that invests primarily in debt and income-oriented equity securities of privately held U.S. companies in the energy and power industry. FS Global Credit Opportunities Fund is a non-diversified, closed-end management investment company that invests primarily in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments. In addition, GDFM and its affiliates manage several other investment vehicles.

FSIC IV Advisor may determine that it is appropriate for us and one or more other investment accounts managed by FSIC IV Advisor, GDFM or any of their respective affiliates to participate in an investment opportunity. To the extent we are able to make co-investments with investment accounts managed by FSIC IV Advisor, GDFM or their respective affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. In addition, conflicts of interest or perceived conflicts of interest may also arise in determining which investment opportunities should be presented to us and other participating accounts.

To mitigate these conflicts, FSIC IV Advisor will seek to execute such transactions on a fair and equitable basis and in accordance with its allocation policies, taking into account various factors, which may include: the source of origination of the investment opportunity; investment objectives and strategy; tax considerations; risk, diversification or investment concentration parameters; characteristics of the security; size of available investment; available liquidity and liquidity requirements; regulatory restrictions; and/or such other factors as may be relevant to a particular transaction.

As FSIC IV Advisor’s senior management team consists of the substantially same management team that runs the investment advisers to FS Investments’ four other affiliated BDCs and closed-end management investment company, it is possible that some investment opportunities will be provided to such other affiliated investment vehicles rather than to us.

Affiliated Dealer Manager

The dealer manager, FS Investment Solutions, is an affiliate of FSIC IV Advisor and also serves as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation III and the FSGCOF Offered Funds, and served as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation, FS Investment Corporation II, the FSGCOF Closed Funds and FS Energy and Power Fund, which closed to new investors in May 2012, March 2014, April 2016 and November 2016, respectively. These relationships may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with FSIC IV Advisor, no independent review of us will be made in connection with the distribution of our shares in this offering. In addition, the dealer manager is entitled to compensation in connection with this offering. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

Expense Support and Conditional Reimbursement Agreement

Pursuant to the expense reimbursement agreement, FS Investments has agreed to reimburse us for expenses in an amount that is sufficient to ensure that no portion of our distributions to stockholders will be paid from offering proceeds or borrowings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview—Expense Reimbursement” for a detailed description of the expense reimbursement agreement.

Investments

As a BDC, we may be limited in our ability to invest in any portfolio company in which any fund or other client managed by FSIC IV Advisor, GDFM or any of their respective affiliates has an investment. We may also be limited in our ability to co-invest in a portfolio company with FSIC IV Advisor, GDFM or one or more of their respective affiliates. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. We believe this relief has and may continue to enhance our ability to further our investment objectives and strategy. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term). In general, we may not invest in general partnerships or joint ventures with affiliates (other than publicly registered affiliates) unless we meet several conditions, including that there are no duplicate fees to FSIC IV Advisor and GDFM. As a result, we could be limited in our ability to invest in certain portfolio companies in which GDFM or any of its affiliates and in which affiliates of FSIC IV Advisor, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Energy and Power Fund are investing or are invested. Our ability to invest in general partnerships or joint ventures with non-affiliates that own specific assets is also subject to several conditions, including requirements that we own a controlling interest in any entity, and that no duplicate fees are allowed to FSIC IV Advisor and GDFM.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent expert which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent expert shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Capital Contributions by FSIC IV Advisor

In February 2015, pursuant to a private placement, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200,000, which was used in its entirety to purchase 20,000 shares at $10.00 per share. Mr. Forman will not tender these shares of common stock for repurchase as long as FSIC IV Advisor remains our investment adviser.

FS Benefit Trust

FS Benefit Trust was formed as a Delaware statutory trust for the purpose of awarding equity incentive compensation to employees of FS Investments and its affiliates. During the nine months ended September 30, 2016, FS Benefit Trust purchased $1,000 of the Company’s shares of common stock at a purchase price equal to 97.8% of the public offering price in effect on the purchase date.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

As of December 7, 2016, no person was deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of December 7, 2016, information with respect to the beneficial ownership of our common stock by:

●	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

●	each member of our board of directors and each executive officer; and

●	all of the members of our board of directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules promulgated by the SEC and includes voting or investment power with respect to the securities. There are no shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 7, 2016.

	Shares Beneficially Owned as of December 7, 2016
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage(2)
Interested Directors:
Michael C. Forman(3)	51,703.639	*
David J. Adelman(4)	50,956.006	*
Thomas J. Gravina	10,191.203	*

Independent Directors:
M. Walter D’Alessio	964.618	*
Barbara J. Fouss	4,443.146	*
Marc Lederman	7,643.406	*
Gregory S. Rost	669.543	*
Judah C. Sommer	—	—
John E. Stuart	19,292.356	*

Executive Officers:
Edward T. Gallivan, Jr.	509.564	*
Zachary Klehr	1,273.901	*
Gerald F. Stahlecker(4)	2,547.803	*
Stephen S. Sypherd(4)	1,019.119	*
James F. Volk	—	—

All Directors and Executive Officers as a group (14 persons)	151,214.304	*

*	Less than one percent.

(1)	The address of each of the beneficial owners is c/o FS Investment Corporation IV, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

(2)	Based on a total of 13,762,214.159 shares of common stock issued and outstanding on December 7, 2016.

(3)	Includes 30,573.610 shares of common stock held through The 2011 Forman Investment Trust, a trust created by Mr. Forman for the benefit of his minor children.

(4)	All shares of common stock held in a joint account with spouse.

The following table sets forth, as of January 6, 2016 (Commencement of Operations), the dollar range of our equity securities that are beneficially owned by each member of our board of directors, based on a public offering price of $11.15 as of December 7, 2016.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors:
Michael C. Forman	Over $100,000
David J. Adelman	Over $100,000
Thomas J. Gravina	Over $100,000

Independent Directors:
M. Walter D’Alessio	$10,001-$50,000
Barbara J. Fouss	$10,001-$50,000
Marc Lederman	$50,001-$100,000
Gregory S. Rost	$1-$10,000
Judah C. Sommer	None
John E. Stuart	Over $100,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) promulgated under the Exchange Act.

(2)	The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

Subject to applicable legal restrictions and the sole discretion of our board of directors, we currently intend to declare regular cash distributions on a weekly basis and pay such distributions on a monthly basis.

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Purchases made under the distribution reinvestment plan must be made in the same class as the shares for which you received distributions that are being reinvested. Any distributions of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan, you will have your cash distribution reinvested in additional shares of our common stock of the same class, rather than receiving the cash distribution. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in our distribution reinvestment plan. You should contact your broker or financial intermediary regarding any such restrictions that may be applicable to your investment in shares of our common stock.

We expect to coordinate distribution payment dates so that the same price that is used for the weekly closing date on or immediately following such distribution payment date will be used to calculate the price at which shares of common stock are issued under our distribution reinvestment plan. In such case, your reinvested distributions will purchase Class T shares at a price equal to the net offering price in effect for such class at the weekly closing conducted on the day of or immediately following the distribution payment date, and such price may represent a premium to the net asset value per share for such class. Shares of each class of common stock issued pursuant to our distribution reinvestment plan will have the same voting rights as the shares of each class of common stock offered pursuant to this prospectus.

If you wish to receive distributions in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of such class of common stock by notifying DST Systems, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of common stock, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying such broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to the net offering price in effect for such class at which shares are sold in the offering at the weekly closing conducted on the day of or immediately following the distribution payment date.

There are no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We pay the plan administrator’s fees under the plan.

If you receive your regular cash distributions in the form of common stock, you generally are subject to the same U.S. federal, state and local tax consequences as you would have had if you elected to receive distributions in cash. In that case, you will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by calling the plan administrator at (877) 628-8575.

All correspondence concerning the plan should be directed to the plan administrator by mail at FS Investment Services, P.O. Box 219095, Kansas City, Missouri 64121-9095 or by telephone at (877) 628-8575.

We have filed the distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us at 201 Rouse Boulevard, Philadelphia, Pennsylvania, 19112, by calling us collect at (215) 495-1150 or by visiting our website at www.fsinvestments.com.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not intended to be complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 1,150,000,000 shares of stock, par value $0.001 per share, of which 1,100,000,000 shares are common stock, 250,000,000 of which are classified as Class A common stock, 250,000,000 of which are classified as Class D common stock, 250,000,000 of which are classified as Class T common stock and 350,000,000 of which are classified as Class I common stock, and 50,000,000 shares are preferred stock. Our charter permits our board of directors by resolution to classify or reclassify any unissued shares of our stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of each class or series of stock. A majority of our board of directors, without action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue; provided, that any such amendment may not change the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of any issued and outstanding shares. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the foreseeable future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of December 7, 2016:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column(3)
Common Stock	1,100,000,000		13,762,214.159
Class A		—	—
Class D		—	—
Class T		—	13,762,214.159
Class I		—	—

Common Stock

Under the terms of our charter, all shares of our common stock, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Class A, Class D, Class T and Class I common stock (which shall be done pro rata among the stockholders of shares of a specific class) at the same time and in different per share amounts on such Class A, Class D, Class T and Class I common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Each class of common stock shall represent an investment in the same pool of assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as each other class of common stock except for such differences as are clearly and expressly set forth in our charter and as described in “Share Class Specifications.” Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as described in “Share Class Specifications,” shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our shares of common stock are not subject to any mandatory redemption obligations by us. In the event of our liquidation, dissolution or winding up, each share of a class of common stock would be entitled to be paid, out of the assets of the Company that are legally available for distribution to our stockholders after we pay or make reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, a liquidation payment equal to the net asset value per share of such class; provided, however, that if the available assets of the Company are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of each class of common stock ratably in the same proportion as the respective amounts that would be payable on such shares of each class of common stock if all amounts payable thereon were paid in full. Class A, Class D, Class T and Class I common stock will vote together as a single class, and each share is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors, and subject to the express terms of any class or series of preferred stock, holders of common stock shall have the exclusive right to vote on all matters as to which a stockholder is entitled to vote pursuant to applicable law at all meetings of stockholders provided, however, that the holders of a class of common stock will have (i) exclusive voting rights on a charter amendment that would alter only the contract rights, as expressly set forth in our charter, of the specified class of common stock and (ii) voting rights as set forth in Rule 18f-3(a)(2)-(3) promulgated under the 1940 Act. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. Unless our board of directors determines otherwise or the express terms of a class or series of preferred stock provides otherwise, the holders of a class or series of preferred stock will have exclusive voting rights on a charter amendment that would alter only the contract rights, as expressly set forth in our charter, of the specified class or series of preferred stock. The issuance of any preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance of preferred stock and before any distribution is made with respect to our common stock and before any purchase of common stock is made, the aggregate involuntary liquidation preference of such preferred stock together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advancement of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision, which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a benefit or profit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter and bylaws obligate us, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) FSIC IV Advisor or any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to the extent that such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Notwithstanding the foregoing, and in accordance with guidelines adopted by the North American Securities Administrations Association, our charter prohibits us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, FSIC IV Advisor and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was intended to be in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is FSIC IV Advisor, any of its affiliates, or any officer of the Company, FSIC IV Advisor or an affiliate of FSIC IV Advisor, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, FSIC IV Advisor or an affiliate of FSIC IV Advisor); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

The investment advisory and administrative services agreement provides that FSIC IV Advisor and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSIC IV Advisor or such other person, nor will FSIC IV Advisor or such other person be held harmless for any loss or liability suffered by us, unless: (1) FSIC IV Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) FSIC IV Advisor or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by FSIC IV Advisor or such other person acting as our agent; and (4) the indemnification or agreement to hold FSIC IV Advisor or such other person harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

FSIC IV Advisor has entered into an investment sub-advisory agreement with GDFM. The investment sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GDFM is not liable for any error or judgment or mistake of law or for any loss we suffer. In addition, the investment sub-advisory agreement provides that GDFM will indemnify us and FSIC IV Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys’ fees, which we, FSIC IV Advisor, or any respective affiliates may sustain as a result of GDFM’s willful misconduct, bad faith, gross negligence or reckless disregard of its duties thereunder.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

As permitted by Maryland law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of common stock, voting as a single class, entitled to vote at a stockholder meeting at which a quorum is present.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set by our board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our charter and bylaws provide that the number of directors generally may not be less than three or more than twelve. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election provided for in our charter as permitted by Maryland law, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Notwithstanding the foregoing sentence, if there are independent directors on the board of directors, vacancies among the independent directors’ positions on the board of directors may be filled only by individuals who are nominated by the affirmative vote of a majority of the remaining independent directors in office.

Under the mandatory provisions of the MGCL, our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We have a total of nine members of our board of directors, six of whom are independent directors. Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits the consent in lieu of a meeting to be less than unanimous, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting or supplement thereto, (b) by or at the direction of our board of directors or (c) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (x) pursuant to our notice of the meeting, (y) by or at the direction of our board of directors or (z) provided that our board of directors has determined that directors will be elected at the meeting, by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. In addition, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such stockholders shall be held (i) not more than 90 days after the record date for such meeting and (ii) not less than 15 days nor more than 60 days after the secretary gives notice of such meeting to stockholders.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter voting together as a single class. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an action that requires stockholder approval, including our dissolution, a merger or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter voting together as a single class. Notwithstanding the foregoing, amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of holders of our common stock entitled to cast at least two-thirds of the votes entitled to be cast on the matter, with common stock and each class or series of preferred stock that is entitled to vote on a matter voting as a separate class. In addition, as permitted by Maryland law, our charter provides that a majority of our board of directors, without action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue; provided, that any such amendment may not change the preferences, conversion or other rights, voting powers, limitations as to dividends, or terms or conditions of redemption of any issued and outstanding shares.

Our charter and bylaws provide that our board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that upon a vote by a majority of our stockholders voting together as a single class, our stockholders may, without the necessity of any concurrence by FSIC IV Advisor, direct that the Company:

●	amend the investment advisory and administrative services agreement;

●	remove FSIC IV Advisor and elect a new investment adviser;

●	dissolve FS Investment Corporation IV; or

●	approve or disapprove the sale of all or substantially all of our assets when such sale is to be made other than in the ordinary course of business.

Without the approval of a majority of our stockholders voting together as a single class, FSIC IV Advisor may not:

●	amend the investment advisory and administrative services agreement except for amendments that would not adversely affect the interests of our stockholders;

●	voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

●	appoint a new investment adviser;

●	sell all or substantially all of our assets; and

●	approve a merger or any other reorganization of FS Investment Corporation IV.

No Appraisal Rights

In certain extraordinary transactions, the MGCL provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act defined and discussed below, as permitted by the MGCL, and similar rights in connection with a proposed roll-up transaction, our charter provides that stockholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions—Appraisal and Compensation.”

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third;

●	one-third or more but less than a majority; or

●	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future (before or after a control share acquisition). However, we will amend our bylaws to repeal such provision (so as to be subject to the Control Share Acquisition Act) only if our board of directors determines that it would be in our best interests and if the staff of the SEC does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

●	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

●	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if our board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

●	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by our board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, our board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

●	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

●	reserve for itself the right to fix the number of directors;

●	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

●	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and

●	provide that all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our charter, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on our board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board. Notwithstanding the foregoing sentence, if there are independent directors on the board of directors, vacancies among the independent directors’ positions on the board of directors may be filled only by individuals who are nominated by the affirmative vote of a majority of the remaining independent directors in office. While certain other of the provisions available for election under the statute are already contemplated by our charter and bylaws, the law would permit our board of directors to override further changes to the charter or bylaws.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record and to the securities administrator in each jurisdiction in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all stockholders of record and to the securities administrator in each jurisdiction in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestments.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus or the registration statement of which this prospectus is a part, unless the prospectus or registration statement is specifically amended or supplemented to include such reports.

On a quarterly basis, we will send information to all stockholders of record regarding the sources of distributions paid to our stockholders in such quarter.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

SHARE CLASS SPECIFICATIONS

This prospectus relates to shares of our Class T common stock. Currently, we are only offering Class T shares. We intend to offer additional classes of our common stock in the future, subject to obtaining a satisfactory exemptive order from the SEC. Any such offer of additional classes of our common stock will be pursuant to a separate prospectus.

If we offer additional classes of common stock, we expect that certain share classes will only be available for purchase by certain types of investors, and will have different minimum investment amounts. In addition, we expect that each class of common stock will have a different upfront sales load and fee and expense structure. Determining which share class is best for an investor will depend on the dollar amount an investor is investing and the number of years for which such investor expects to invest. Selected broker-dealers may elect to offer, or refrain from offering, one or more classes of our common stock.

Class T shares are available for purchase by investors meeting the suitability standards described herein.

Provided we offer a No-Load Share Class, a Class T share will convert into a share of such No-Load Share Class upon the earliest of (i) such Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, dealer manager fees and distribution fees, if any, and any other underwriting compensation with respect to all Class T shares and shares of any other class of our common stock would be in excess of 10% of the gross proceeds of this offering, and (iii) a liquidity event. If we do not receive exemptive relief to offer additional share classes and therefore do not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share purchased after the date of this prospectus reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering, and (iii) a liquidity event. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

We have applied for exemptive relief from the SEC with respect to a multiple share class structure. In the event we obtain such relief, we will be required to comply with provisions that would not otherwise be applicable to us. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class T shares offered hereby.

Class T Shares

Your purchases of Class T common stock are made at the current public offering price for these shares of $11.20 per share, which is subject to change based upon, among other things, our net asset value per Class T share. See “Plan of Distribution.” Stockholders of Class T common stock will pay upfront selling commissions of up to 3.00% and dealer manager fees of up to 1.25% of the gross proceeds of Class T shares sold in this offering. Class T common stock that is issued under our distribution reinvestment plan is not subject to an upfront sales load. Pursuant to a distribution plan adopted by us, Class T common stock is also subject to an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable FINRA rules. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all Class T common stock, excluding Class T common stock issued under our distribution reinvestment plan.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with this distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of the distribution fee, the upfront selling commissions and any other sources will not exceed 10% of our gross offering proceeds from the sale of Class T shares in this offering. Class T common stock issued under our distribution reinvestment plan will be excluded from this determination.

Conversion Feature and Termination of Distribution Fees

If we do not receive exemptive relief to offer additional share classes and therefore do not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon any Class T share purchased after the date of this prospectus reaching the applicable sales charge cap. Provided we offer a No-Load Share Class, shares of our Class T common stock, including shares issued under our distribution reinvestment plan, will automatically convert into shares of such No-Load Share Class upon satisfaction of certain conditions described below. Conversion will be on the basis of the relative net asset values per share, without the imposition of any upfront sales load, fee or other charge.

We will cease paying distribution fees with respect to each Class T share of common stock on the earliest to occur of the following: (i) a liquidity event; (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, dealer manager fees and distribution fees, if any, and any other underwriting compensation with respect to all Class T shares and shares of any other class of our common stock would be in excess of 10% of the gross proceeds of this offering; and (iii) the total underwriting compensation from the upfront selling commissions and distribution fees attributable to such Class T share reaching the applicable sales charge cap. If any Class T shares are converted pursuant to item (iii), and if there are outstanding shares that are identifiable by the Company as having been issued pursuant to a distribution reinvestment plan with respect to distributions attributable to the converted shares or as a stock dividend with respect to the converted shares, then the identified shares shall automatically convert, without action by the holder thereof, into a number of shares of the No-Load Share Class based on the relative net asset value per share for our Class T shares at such time. With respect to item (iii) above, any such Class T share will automatically convert into a share of the No-Load Share Class as of the last calendar day of the month in which the limit on a particular share was reached. With respect to the conversion of Class T shares into shares of the No-Load Share Class, each Class T share will convert into an equivalent amount of shares of such No-Load Share Class based on the relative net asset value per share for our Class T shares. Following the conversion of their shares into shares of the No-Load Share Class, those stockholders continuing to participate in our distribution reinvestment plan will receive shares of such No-Load Share Class going forward at the net offering price in effect for shares of such No-Load Share Class as of the distribution reinvestment date which may be different than the price they were previously paying per share.

The total underwriting compensation deemed to have been paid with respect to a share that is sold or otherwise transferred in a secondary transaction will continue to be deemed to have been paid with respect to such share despite such transfer.

Distributions

If we offer additional classes of our common stock, with each class having a different upfront sales load and fee and expense structure, the per share amount of distributions on shares of such classes will differ because of different allocations of class-specific expenses. In addition, the distribution fee for shares of such classes will be different. See “Distributions.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder nor a partnership for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect, effective prior to the commencement of our operations, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute as dividends to our stockholders. To qualify for and maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each tax year, dividends of an amount at least equal to 90% of our “investment company taxable income,” which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses.

Taxation as a RIC

If we:

●	qualify as a RIC; and

●	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income or capital gains we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

As a RIC, we will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of our capital gain net income, which is the excess of capital gains over capital losses for the one-year period ending October 31 of that calendar year (adjusted for certain ordinary losses) and (3) any net ordinary income and capital gain net income for the preceding years that were not distributed during such years and on which we paid no U.S. federal income tax, or the Excise Tax Avoidance Requirement. Any distribution declared by us during October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by us, as well as received by our U.S. stockholders, on December 31 of the calendar year in which the distribution was declared. We generally will endeavor in each tax year to avoid any material U.S. federal excise tax on our earnings.

We may incur in the future such excise tax on a portion of our income and capital gains. While we intend to distribute income and capital gains to minimize exposure to the 4% excise tax, we may not be able to, or may choose not to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we generally will be liable for the excise tax only on the amount by which we do not meet the Excise Tax Avoidance Requirement.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

●	continue to qualify as a BDC under the 1940 Act at all times during each tax year;

●	derive in each tax year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or other securities, or the 90% Income Test; and

●	diversify our holdings so that at the end of each quarter of the tax year:

●	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and

●	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same tax year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

We intend to invest a portion of our net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for us. U.S. federal income tax rules are not entirely clear about issues such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. We will address these and other issues to the extent necessary in order to seek to ensure that we distribute sufficient income to avoid any material U.S. federal income or excise tax.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under Subchapter M of the Code. We may have to sell or otherwise dispose of some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell or otherwise dispose of assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities.” Moreover, our ability to sell or otherwise dispose of assets to meet the Annual Distribution Requirement may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the

Diversification Tests. If we sell or otherwise dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

A portfolio company in which we invest may face financial difficulties that require us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses and future non-cash income. Any such transaction could also result in our receiving assets that give rise to non-qualifying income for purposes of the 90% Income Test or otherwise would not count toward satisfying the Diversification Tests.

Some of the income that we might otherwise earn, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, may not satisfy the 90% Income Test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy the 90% Income Test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related asset. Such subsidiary entities will be required to pay U.S. federal income tax on their earnings, which ultimately will reduce the yield to our stockholders on such fees and income.

The remainder of this discussion assumes that we have qualified for and maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

This subsection applies to U.S. stockholders, only. If you are not a U.S. stockholder, this subsection does not apply to you and you should refer to “Taxation of Non-U.S. Stockholders,” below.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or, Qualifying Dividends, may be eligible for a maximum tax rate of either 15% or 20%, depending on whether the stockholder’s income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

If a U.S. stockholder receives distributions in the form of shares of common stock pursuant to our distribution reinvestment plan, such stockholder generally will be subject to the same U.S. federal, state and local tax consequences as if it received distributions in cash. In that case, you will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. Any shares of common stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares of common stock are credited to the U.S. stockholder’s account.

We may in the future decide to retain some or all of our net capital gains, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its shares of common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to use the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant tax year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

If an investor acquires shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are generally subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the stockholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We (or if a U.S. stockholder holds shares through an intermediary, such intermediary) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the preferential maximum rate). Distributions paid by us generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

The Code requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Stockholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

We may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 28%, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against a U.S. stockholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

This subsection applies to non-U.S. stockholders, only. If you are not a non-U.S. stockholder, this subsection does not apply to you and you should refer to “Taxation of U.S. Stockholders,” above.

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly)

will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold U.S. federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

In addition, under prior law applicable to tax years beginning before January 1, 2015 with respect to certain distributions made by RICs to Non-U.S. stockholders, no withholding was required and the distributions generally were not subject to U.S. federal income tax if (i) the distributions were properly designated in a notice timely delivered to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to tax years of RICs beginning on or after January 1, 2015. Even if this legislation were to be extended to tax years of RICs beginning on or after January 1, 2015, we do not currently anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or (ii) in the case of an individual stockholder, the stockholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certificate (e.g. an IRS Form W-8BEN, IRS Form W-8BEN-E or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

We are required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2019) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Stockholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

Non-U.S. stockholders may also be subject to U.S. estate tax with respect to their investment in our common stock.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Conversion of Common Stock

Provided we offer a No-Load Share Class, the conversion of Class T shares into shares of such No-Load Share Class, as described in “Share Class Specifications,” will not be a taxable event to the converting stockholder or to us. The tax attributes of the shares of such No-Load Share Class received upon such conversion will have the same tax attributes, including the tax basis and the holding period, as the Class T shares converted.

Failure to Qualify as a RIC

If we fail to satisfy the 90% Income Test or any Diversification Tests in any taxable year, we may be eligible to avail ourselves of certain relief provisions under the Code if the failures are due to reasonable cause and not willful neglect, and if a penalty tax is paid with respect to each failure in satisfaction of the applicable requirements. Additionally, relief is provided for certain de minimis failures of the Diversification Tests where we correct a failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income will be subject to U.S. federal corporate-level income tax as described below. We cannot provide assurance that we would qualify for any such relief should we fail either the 90% Income Test or any Diversification Test.

If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would generally be taxable to our stockholders as ordinary dividend income. Subject to certain additional limitations in the Code, such distributions would be eligible for the preferential maximum rate applicable to individual stockholders with respect to Qualifying Dividends. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. Moreover, if we fail to qualify as a RIC in any tax year, to qualify again to be subject to tax as a RIC in a subsequent tax year, we would be required to distribute our earnings and profits attributable to any of our non-RIC tax years as dividends to our stockholders. In addition, if we fail to qualify as a RIC for a period greater than two consecutive tax years, to qualify as a RIC in a subsequent year we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (that is, the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had sold the property at fair market value at the end of the tax year) that we elect to recognize on requalification or when recognized over the next five tax years.

State and Local Taxes

We may be subject to state or local taxes in jurisdictions in which we are deemed to be doing business. In those states or localities, our entity-level tax treatment and the treatment of distributions made to stockholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in our shares of common stock may have tax consequences for stockholders that are different from those of a direct investment in our portfolio investments. Stockholders are urged to consult their own tax advisers concerning state and local tax matters.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of our directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell shares of any class of our common stock at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of the applicable class. See “Risk Factors—Risks Related to Business Development Companies—Regulations governing our operation as a BDC and a RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of any class of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of any class of our common stock at a price below the net asset value per share of such class in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to our affiliates, upon which we may rely, and which permits us, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with our co-investment affiliates. Under the terms of this relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objectives and strategy. We believe this relief has and may continue to enhance our ability to further our investment objectives and strategy. We believe this relief may also increase favorable investment opportunities for us, in part by allowing us to participate in larger investments, together with our co-investment affiliates, than would be available to us if such relief had not been obtained. Because our affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, we will continue to be permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term).

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

a.	is organized under the laws of, and has its principal place of business in, the United States;

b.	is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

c.	satisfies any of the following:

i. does not have any class of securities that is traded on a national securities exchange;

ii. has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii. is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

iv. is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

2.	Securities of any eligible portfolio company that we control.

3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

For purposes of Section 55(a) under the 1940 Act, we will treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we generally would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. FSIC IV Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our Class T common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors—Risks Related to Debt Financing” and “Risk Factors—Risks Related to Business Development Companies.”

For purposes of the asset coverage ratio test applicable to us as a BDC, we will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Cheltenham Funding under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Code of Ethics

We and FSIC IV Advisor have each adopted a code of ethics pursuant to Rule 17j-1 promulgated under the 1940 Act that, among other things, establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with each code’s requirements. Our and FSIC IV Advisor’s codes of ethics are attached as exhibits to the registration statement of which this prospectus is a part. You may also read and copy these codes of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.

You may also obtain a copy of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, at 100 F Street, N.E, Washington, D.C. 20549.

Compliance Policies and Procedures

We and FSIC IV Advisor have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer and the chief compliance officer of FSIC IV Advisor are responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to FSIC IV Advisor. The proxy voting policies and procedures of FSIC IV Advisor are set forth below. The guidelines are reviewed periodically by FSIC IV Advisor and our independent directors, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, FSIC IV Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of FSIC IV Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act.

FSIC IV Advisor will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although FSIC IV Advisor will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of FSIC IV Advisor are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how FSIC IV Advisor intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Stockholders may obtain information, without charge, regarding how FSIC IV Advisor voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, FS Investment Corporation IV, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 or by calling us collect at (215) 495-1150.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

●	pursuant to Rule 13a-14 promulgated under the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

●	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

●	pursuant to Rule 13a-15 promulgated under the Exchange Act, beginning with our fiscal year ending December 31, 2016, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and take actions necessary to ensure that we are in compliance therewith. In addition, we intend to voluntarily comply with Section 404(b) of the Sarbanes-Oxley Act beginning with our fiscal year ending December 31, 2016, and have engaged our independent registered public accounting firm to audit our internal control over financial reporting.

PLAN OF DISTRIBUTION

General

This is a continuous public offering of shares of our common stock as permitted by the federal securities laws. Currently we are only offering Class T shares. We intend to offer additional classes of our common stock in the future subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every jurisdiction in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any jurisdiction in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but intends to use its best efforts to sell the shares offered. The initial minimum permitted purchase is $5,000 of shares of our Class T common stock and additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. Any minimum purchase amount may be waived in our sole discretion. In January 2016, we raised gross offering proceeds of $1.0 million from purchasers not affiliated with us or FSIC IV Advisor, which satisfied the minimum offering requirement and allowed the initial offering proceeds to be released from an escrow account in order for us to commence operations.

We generally will accept subscriptions on a weekly basis during our offering stage. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our last closing in the month of the distribution. In addition, in months in which we repurchase shares pursuant to our share repurchase program, we expect to conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of shares in this continuous public offering.

We are currently only offering our Class T shares on a continuous basis at a current public offering price of $11.20 per share. We intend to offer additional classes of our common stock on a continuous basis in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. To the extent that the net asset value per share for a share class increases, we will sell at a price necessary to ensure that shares of such class are not sold at a price per share, after deducting upfront selling commissions and dealer manager fees, if any, that is below the net asset value per share of the applicable class. In the event of a material decline in the net asset value per share, which we consider to be a 2.5% decrease below the then-current net offering price, we will reduce the offering price in order to establish a new net offering price that is not more than 2.5% above the net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.fsinvestments.com.

The following table summarizes adjustments we have made to our per share public offering price of our Class T shares and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.65	March 9, 2016
$10.75	March 16, 2016
$10.80	March 30, 2016
$10.85	April 27, 2016
$10.90	June 1, 2016
$10.95	June 8, 2016
$11.00	July 27, 2016
$11.05	September 21, 2016
$11.10	September 28, 2016
$11.15	October 12, 2016
$11.20	December 14, 2016

To purchase Class T shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount in accordance with the minimum purchase requirements set forth in this prospectus. You should make your check payable to “FS Investment Corporation IV.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Class T shares are available for purchase by investors meeting the suitability standards described herein.

Provided we offer a No-Load Share Class, a Class T share will convert into a share of such No-Load Share Class upon the earliest of (i) such Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, dealer manager fees and distribution fees, if any, and any other underwriting compensation with respect to all Class T shares and shares of any other classes of our common stock would be in excess of 10% of the gross proceeds of this offering, and (iii) a liquidity event. If we do not receive exemptive relief to offer additional share classes and therefore do not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share purchased after the date of this prospectus reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “—Compensation of the Dealer Manager and Selected Broker-Dealers.”

About the Dealer Manager

The dealer manager is FS Investment Solutions. The dealer manager was formed in 2007 and registered as a broker-dealer with the SEC and FINRA in December 2007. The dealer manager is an affiliate of FSIC IV Advisor and serves as the dealer manager in connection with the continuous public offerings of shares by FS Energy and Power Fund, FS Investment Corporation III and the FSGCOF Offered Funds, and previously served as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation, FS Investment Corporation II, the FSGCOF Closed Funds and FS Energy and Power Fund, which closed to new investors in May 2012, March 2014, April 2016 and November 2016, respectively. The dealer manager will receive compensation for services relating to this offering and provide certain sales, promotional and marketing services to us in connection with the distribution of the shares of common stock offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us and FSIC IV Advisor, see “Certain Relationships and Related Party Transactions.”

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, the dealer manager will receive upfront selling commissions of up to 3.00% and dealer manager fees of up to 1.25% of the gross proceeds received on Class T shares sold in this offering. We expect all of the upfront selling commissions and all or a portion of the dealer manager fees to be reallowed to selected broker-dealers and financial representatives. We expect that selected broker-dealers and financial representatives will receive, through the reallowance of upfront selling commissions, dealer manager fees and distribution fees, as described below, up to approximately 7.25% of the gross proceeds received on Class T shares sold in this offering after the date of this prospectus. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and dealer manager fees, if any, and any other sources, including the reimbursement of training and education expenses, will not exceed 10% of the gross offering proceeds from the sale of Class T shares and any other classes of our common stock in this primary offering.

Our Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable FINRA rules. Distribution fees will be paid pursuant to a distribution plan adopted by us. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.” Except for Class T shares purchased through investment advisors whose contracts for investment advisory and related services include a fixed or “wrap” fee or other asset-based fee arrangement, all of the distribution fee is expected to be re-allowed to selected broker-dealers and financial representatives. The distribution fee will compensate our affiliated dealer manager and its affiliates, selected broker-dealers and financial representatives for services rendered and expenses incurred in connection with the ongoing marketing, sale and distribution of our shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all Class T shares, other than shares issued under our distribution reinvestment plan. The distribution fee will terminate for all Class T stockholders upon a liquidity event.

In addition, we will stop paying the distribution fee with respect to any outstanding Class T share when the total underwriting compensation from the upfront selling commissions, dealer manager fees and distribution fee attributable to such share equals 7.25% of gross offering proceeds. We refer to this amount as the sales charge cap. The sales charge cap applicable to certain shares, including shares sold prior to the date of this prospectus, will be reduced by the amount of any upfront sales load that is waived for such shares or to otherwise account for any lower upfront sales load paid by an investor with respect to such shares. Provided we offer a No-Load Share Class in the future, upon a Class T share reaching the applicable sales charge cap, such share will be converted into a share of such No-Load Share Class and will no longer be subject to an ongoing distribution fee. If we do not receive an exemptive order satisfactory to us to offer additional share classes and therefore do not offer a No-Load Share Class, the distribution fee for all Class T shares will terminate upon the earliest of (i) any Class T share purchased after the date of this prospectus reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event.

In February 2015, pursuant to a private placement, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200,000, which was used in its entirety to purchase 20,000 shares at $10.00 per share. FINRA considers any difference between the per share purchase price of shares sold in private placements and the initial per share purchase price upon effectiveness of this offering to be underwriting compensation. All forms of underwriting compensation payable to members of FINRA may not exceed 10% of our gross offering proceeds.

The dealer manager authorizes other broker-dealers that are members of FINRA and other properly licensed financial advisors, which we refer to as selected broker-dealers, to sell our shares. The dealer manager may re-allow all of its selling commissions and dealer manager fees attributable to a selected broker-dealer.

In addition to the payment of selling commissions and dealer manager fees, we will reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses supported by detailed and itemized invoices. We expect to reimburse a portion of the gross offering proceeds for accountable due diligence expenses, which are included as part of the reimbursement of organization and offering costs in an amount up to 0.75% of the gross offering proceeds.

All items of compensation to underwriters or dealers, including, but not limited to, selling commissions, expenses, rights of first refusal, consulting fees, finders’ fees and all other items of compensation of any kind paid by us, directly or indirectly, shall be taken into consideration in computing the amount of allowable “front end fees” as defined in our charter; provided, however, that no compensation will be paid to the dealer manager or selected broker-dealers in connection with this offering other than the compensation described above in “—Compensation of the Dealer Manager and Selected Broker-Dealers.”

We will not pay selling commissions, dealer manager fees or distribution fees on shares of Class T common stock issued under our distribution reinvestment plan. The amount that would have been paid as upfront selling commissions, dealer manager fees or distribution fees if the shares issued under our distribution reinvestment plan had been sold pursuant to this continuous public offering of shares will be retained and used by us. Therefore, the net proceeds to us for issuances under our distribution reinvestment plan generally will be greater than the net proceeds to us for sales pursuant to this prospectus.

This offering is being made in compliance with FINRA Rule 2310. FINRA Rule 2310 provides that the maximum compensation payable from any source to members of FINRA participating in our continuous public offering may not exceed 10% of our gross offering proceeds (excluding proceeds received in connection with the issuance of shares through our distribution reinvestment program). Payments collected by us in connection with upfront selling commissions, dealer manager fees and distribution fees will be considered underwriting compensation for purposes of the applicable FINRA rules. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and dealer manager fees, if any, and any other sources, including the reimbursement of training and education expenses, will not exceed 10% of the gross offering proceeds from the sale of Class T shares and any other classes of our common stock in this primary offering. Shares of common stock issued under our distribution reinvestment plan will be excluded from this determination. Our underwriting compensation will not exceed 10% of gross offering proceeds from the sale of common stock in the primary offering.

We will pay or reimburse costs of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of selling agents), attendance and sponsorship fees and cost reimbursement of employees of our dealer manager to attend seminars conducted by broker-dealers and legal fees for services provided in connection with this offering. Such payments are considered underwriting compensation in connection with this offering. All forms of non-cash compensation, as well as the aggregate difference between the price at which our sponsor purchased shares and the price at which such shares are offered to the public, will count towards the 10% limit on underwriting compensation.

We have agreed to indemnify the participating broker-dealers, including the dealer manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Discounts

The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

Transfer on Death Designation

You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your shares, you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

●	investor sales promotion brochures;

●	cover letters transmitting this prospectus;

●	brochures containing a summary description of this offering;

●	fact sheets describing the general nature of FS Investment Corporation IV and our investment objectives;

●	asset flyers describing our recent investments;

●	broker updates;

●	online investor presentations;

●	third-party article reprints;

●	website material;

●	electronic media presentations; and

●	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by FSIC IV Advisor or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this continuous public offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials is not expected to conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous public offering of shares of common stock under the registration statement of which this prospectus is a part.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our shares, which means that it may be difficult for stockholders to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FSIC IV Advisor and GDFM and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute shares of our common stock, in determining whether such potential investors meet our suitability standards.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards:

Alabama—In addition to the suitability standards set forth above, an investment in FS Investment Corporation IV will only be sold to Alabama residents that represent they have a liquid net worth of at least ten times their investment in FS Investment Corporation IV and its affiliates. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Idaho—Idaho investors must have either (i) a minimum net worth of at least $85,000 and a minimum annual gross income of at least $85,000; or (ii) a minimum net worth of $300,000. In addition, the state of Idaho requires that each Idaho investor limit his or her investment in this offering to 10% of his or her net worth.

Iowa—Iowa investors (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) must limit their aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of such investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas—In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner that Kansas investors limit their aggregate investment in FS Investment Corporation IV and other non-traded business development companies to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky—All Kentucky residents who invest in FS Investment Corporation IV’s securities must have a minimum gross annual income of $70,000 and a minimum net worth of $70,000 (as defined in the NASAA Omnibus Guidelines), or a minimum net worth alone of at least $250,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in FS Investment Corporation IV’s shares or the shares of FS Investment Corporation IV’s affiliates’ non-publicly traded business development companies.

Maine—In addition to the suitability standards above, the Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Massachusetts—Massachusetts investors may not invest, in the aggregate, more than 10% of their liquid net worth in FS Investment Corporation IV’s shares and in other non-traded direct participation programs. Liquid net worth shall be defined as that portion of an investor’s net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Nebraska—In addition to the suitability standards above, the state of Nebraska requires that each Nebraska investor who does not meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, will limit his or her aggregate investment in shares of FS Investment Corporation IV and other non-publicly traded business development companies (BDCs) to 10% of the investor’s net worth (not including home, home furnishings and automobiles).

New Mexico—In addition to the suitability standards above, the state of New Mexico requires that each New Mexico investor limit his or her investment in non-traded business development companies, including his or her investment in shares of FS Investment Corporation IV’s common stock and in FS Investment Corporation IV’s affiliates, to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota—In addition to the suitability standards noted above, North Dakota investors must represent that they have a net worth of at least ten times their investment in FS Investment Corporation IV.

Ohio—In addition to the suitability standards above, an investment by an Ohio investor in shares of FS Investment Corporation IV’s common stock, in its affiliates and in other non-traded business development companies may not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma—In addition to the suitability standards above, the state of Oklahoma requires that each Oklahoma investor who does not meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, will limit his or her investment in shares of FS Investment Corporation IV’s common stock to not more than 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in shares of FS Investment Corporation IV’s common stock and in FS Investment Corporation IV’s affiliates to a maximum of 10% of his or her liquid net worth. “Liquid net worth” is defined as that portion of an investor’s net worth consisting of cash, cash equivalents and readily marketable securities.

Tennessee—In addition to the general suitability standards stated above, Tennessee investors who do not meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, may not invest more than ten percent (10%) of their liquid net worth (exclusive of home, home furnishings, and automobiles) in FS Investment Corporation IV.

Vermont—Accredited investors in Vermont, as defined in 17 C.F.R. § 230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.

The minimum purchase amount is $5,000 in Class T shares. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500 in Class T shares. The investment minimum for subsequent purchases does not apply to shares issued pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these minimum standards shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplied the funds for the purchase of the shares of our common stock if the donor or grantor is the fiduciary. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our common stock, our investment objectives and the relative illiquidity of our common stock, shares of our common stock are an appropriate investment for those of you who become stockholders. FS Investments, through its affiliate, FS Investment Solutions, the dealer manager in connection with the sale of shares registered in this continuous public offering, and the selected broker-dealers selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each prospective stockholder based on information provided by the prospective stockholder in the subscription agreement regarding the prospective stockholder’s financial situation and investment objectives. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a prospective stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

LIQUIDITY STRATEGY

We intend to seek to complete a liquidity event for our stockholders within five to seven years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange, (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. Provided we offer a No-Load Share Class, upon the occurrence of a liquidity event, all Class T shares will automatically convert into shares of such No-Load Share Class and the distribution fee will terminate. We refer to these scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, the allocation of our portfolio among various issuers and industries, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our common stock on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. As such, there can be no assurance that we will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If we determine to pursue a listing of our common stock on a national securities exchange, stockholders, including those who purchase shares of our common stock at the offering price, may experience a loss on their investment if they sell their shares at a time when our shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our net asset value will decrease.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Our sponsor, FS Investments, has also sponsored the continuous public offerings of its four affiliated BDCs, including FS Investment Corporation III, which is currently in its offering stage, and FS Investment Corporation, FS Investment Corporation II and FS Energy and Power Fund, which closed their respective offerings to new investors in May 2012, March 2014 and November 2016, respectively. FS Investments has also sponsored the continuous public offerings of its affiliated closed-end management investment companies, including the FSGCOF Offered Funds, which are currently in their offering stage, and the FSGCOF Closed Funds, which closed their offerings to new investors in April 2016. FS Investment Corporation III intends to seek to complete a liquidity event for its stockholders within five years following the completion of its offering stage and FS Global Credit Opportunities Fund intends to seek to complete a liquidity event for its shareholders within five years following the date it commenced investment operations. On April 16, 2014, FS Investment Corporation listed its shares of common stock on the NYSE and began trading under the ticker symbol “FSIC.” Therefore, to date, one of our sponsor’s four affiliated BDCs has completed a liquidity event, and our sponsor’s closed-end management investment company has not completed a liquidity event.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our shares of common stock on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, we intend to continue to conduct quarterly tender offers pursuant to our share repurchase program. The first such tender offer commenced in May 2016. The following table reflects certain information regarding the tender offers we have conducted to date. Dollar amounts are presented in thousands, except share and per share data:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Percentage of Outstanding Shares Repurchased as of the Repurchase Date	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
Fiscal 2016
June 30, 2016	July 6, 2016	10,521	100%	0.15%	$10.7091	$113
September 30, 2016	October 5, 2016	9,217	100%	0.09%	$10.8558	$100

Our quarterly repurchases will be conducted on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the MGCL, except as provided in the following sentence, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock (unless our charter provides otherwise). Notwithstanding the foregoing, a corporation may make a distribution, including a repurchase, from: (i) the net earnings of the corporation for the fiscal year in which the distribution is made; (ii) the net earnings of the corporation for the preceding fiscal year; or (iii) the sum of the net earnings of the corporation for the preceding eight fiscal quarters. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. In months in which we repurchase shares pursuant to our share repurchase program, we expect to conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of shares in this continuous public offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.

Our board of directors will also consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

●	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

●	the liquidity of our assets (including fees and costs associated with disposing of assets);

●	our investment plans and working capital requirements;

●	the relative economies of scale with respect to our size;

●	our history in repurchasing shares or portions thereof; and

●	the condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. Because our distribution reinvestment plan is structured as an “opt-in” program that requires stockholders to affirmatively elect to have their cash distributions reinvested in additional shares of common stock, such requirement may contribute to the illiquidity of our shares. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the liquidation of investments as of the end of the applicable period to repurchase shares. In addition, beginning with the calendar quarter ending March 31, 2017, we will limit the number of shares to be repurchased in any calendar year to 10.0% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. We intend to offer to repurchase shares on each date of repurchase at the net offering price in effect on the date of repurchase.

If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you have purchased or all of the shares that you own. If you choose to tender only a portion of your Class T shares, you must maintain a minimum balance of $5,000 worth of Class T shares following a tender of such shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. To the extent you seek to tender all of the shares that you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a balance of Class T shares of less than $5,000 following such share repurchase. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

Our board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When our board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time following 40 business days after the commencement of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time.

In the event that FSIC IV Advisor or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contributions of the principal of FSIC IV Advisor, Mr. Forman. Mr. Forman has agreed not to tender his shares for repurchase as long as FSIC IV Advisor remains our investment adviser.

We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting limited exemption from Rule 102(a) of Regulation M under the Exchange Act to certain BDCs.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street. The address of the custodian is: One Lincoln Street, Boston, Massachusetts 02111. DST Systems, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Kansas City, Missouri 64105-1594, telephone number: (877) 628-8575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers in the normal course of our business infrequently. Subject to policies established by our board of directors, FSIC IV Advisor is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. FSIC IV Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While FSIC IV Advisor will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, FSIC IV Advisor may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if FSIC IV Advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Dechert LLP, Philadelphia, Pennsylvania, and certain matters with respect to Maryland law have been passed upon by Miles & Stockbridge P.C., Baltimore, Maryland.

EXPERTS

RSM US LLP, an independent registered public accounting firm located at 751 Arbor Way, Suite 200, Blue Bell, Pennsylvania 19422, has audited our consolidated financial statement as of December 31, 2015.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the MGCL, our stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter; (ii) our bylaws; (iii) minutes of the proceedings of our stockholders; (iv) annual statements of affairs; and (v) any voting trust agreements. A stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, as part of our books and records and will be available for inspection by any stockholder at our office. We intend to update the stockholder list at least monthly to reflect changes in the information contained therein, including substituted investors. The stockholder list shall be printed on white paper and in a readily readable type size (in no event smaller than 10-point type). We may impose a reasonable charge for expenses incurred in reproduction of the stockholder list pursuant to a stockholder’s request. In the case of assignments, where the assignee does not become a substituted investor, we will recognize the assignment not later than the last day of the calendar month following a receipt of notice assignment and required documentation. In addition to the foregoing, Rule 14a-7 promulgated under the Exchange Act provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or any other information for any commercial purpose not related to the requesting stockholder’s interest in our affairs. We may also require such stockholder sign a confidentiality agreement in connection with the request.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act.

You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of FS Investment Corporation IV and its affiliated companies. This notice supersedes any other privacy notice you may have received from FS Investment Corporation IV.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

●	Authorized Employees of FSIC IV Advisor. It is our policy that only authorized employees of FSIC IV Advisor who need to know your personal information will have access to it.

●	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

●	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

FS Investment Corporation IV

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	September 30, 2016 (Unaudited)	December 31, 2015
Assets
Investments, at fair value (amortized cost—$51,130 and $0, respectively)	$52,225	$—
Cash	22,102	200
Due from counterparty	45,000	—
Receivable for investments sold and repaid	33,504	—
Interest receivable	403	—
Receivable due on total return swap(1)	1,027	—
Unrealized appreciation on total return swap(1)	1,902	—

Total assets	$156,163	$200

Liabilities
Payable for investments purchased	$41,733	$—
Stockholder distributions payable	55	—
Management fees payable	520	—
Accrued capital gains incentive fees(2)	800	—
Administrative services expense payable	115	—
Directors’ fees payable	71	—
Other accrued expenses and liabilities	332	—

Total liabilities	43,626	—

Commitments and contingencies ($5,569 and $3,720, respectively)(3)

Stockholders’ equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.001 par value, 250,000,000 shares authorized, none issued and outstanding	—	—
Class D common stock, $0.001 par value, 250,000,000 shares authorized, none issued and outstanding	—	—
Class T common stock, $0.001 par value, 250,000,000 shares authorized, 10,398,985 and 20,000 shares issued and outstanding, respectively	10	—
Class I common stock, $0.001 par value, 350,000,000 shares authorized, none issued and outstanding	—	—
Capital in excess of par value	110,470	200
Accumulated net realized gains on investments and total return swap(4)	1,915	—
Accumulated distributions in excess of net investment income(4)	(2,855)	—
Net unrealized appreciation (depreciation) on investments and total return swap	2,997	—

Total stockholders’ equity	112,537	200

Total liabilities and stockholders’ equity	$156,163	$200

Net asset value per share of common stock at period end	$10.82	$10.00

(1)	See Note 8 for a discussion of the Company’s total return swap agreement.

(2)	See Note 2 and Note 4 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fees.

(3)	See Note 9 for a discussion of the Company’s commitments and contingencies.

(4)	See Note 5 for a discussion of the sources of distributions paid by the Company.

See notes to unaudited consolidated financial statements.

FS Investment Corporation IV

Unaudited Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Investment income
Interest income	$896	$1,192
Fee income	165	194

Total investment income	1,061	1,386

Operating expenses
Management fees	520	888
Capital gains incentive fees(1)	582	800
Administrative services expenses	60	180
Stock transfer agent fees	47	82
Accounting and administrative fees	13	23
Organization costs	—	317
Offering costs	286	517
Directors’ fees	71	117
Other general and administrative expenses	121	568

Total operating expenses	1,700	3,492
Less: Expense reimbursement from sponsor(2)	—	(666)

Net expenses	1,700	2,826

Net investment income (loss)	(639)	(1,440)

Realized and unrealized gain/loss
Net realized gain (loss) on investments	277	466
Net realized gain (loss) on total return swap(3)	1,660	2,395
Net change in unrealized appreciation (depreciation) on investments	672	1,095
Net change in unrealized appreciation (depreciation) on total return swap(3)	1,662	1,902

Total net realized and unrealized gain/loss on investments and total return swap	4,271	5,858

Net increase (decrease) in net assets resulting from operations	$3,632	$4,418

Per share information—basic and diluted
Net increase (decrease) in net assets resulting from operations (Earnings per Share)	$0.42	$0.90

Weighted average shares outstanding	8,639,995	4,916,430

(1)	See Note 2 and Note 4 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fees.

(2)	See Note 4 for a discussion of expense reimbursements paid to the Company by its investment adviser and affiliates.

(3)	See Note 8 for a discussion of the Company’s total return swap agreement.

See notes to unaudited consolidated financial statements.

FS Investment Corporation IV

Unaudited Consolidated Statement of Changes in Net Assets

(in thousands)

Nine Months Ended September 30, 2016
Operations
Net investment income (loss)	$(1,440)
Net realized gain (loss) on investments and total return swap(1)	2,861
Net change in unrealized appreciation (depreciation) on investments	1,095
Net change in unrealized appreciation (depreciation) on total return swap(1)	1,902

Net increase (decrease) in net assets resulting from operations	4,418

Stockholder distributions(2)
Distributions from net investment income	(1,415)
Distributions from net realized gain on investments	(946)

Net decrease in net assets resulting from stockholder distributions	(2,361)

Capital share transactions(3)
Issuance of common stock	108,924
Reinvestment of stockholder distributions	1,469
Repurchases of common stock	(113)

Net increase in net assets resulting from capital share transactions	110,280

Total increase (decrease) in net assets	112,337
Net assets at beginning of period	200

Net assets at end of period	$112,537

Accumulated distributions in excess of net investment income(3)	$(2,855)

(1)	See Note 8 for a discussion of the Company’s total return swap agreement.

(2)	See Note 5 for a discussion of the sources of distributions paid by the Company.

(3)	See Note 3 for a discussion of the Company’s capital share transactions.

See notes to unaudited consolidated financial statements.

FS Investment Corporation IV

Unaudited Consolidated Statement of Cash Flows

(in thousands)

Nine Months Ended September 30, 2016
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$4,418
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Purchases of investments	(123,560)
Paid-in-kind interest	(18)
Proceeds from sales and repayments of investments	73,072
Net realized (gain) loss on investments	(466)
Net change in unrealized (appreciation) depreciation on investments	(1,095)
Net change in unrealized (appreciation) depreciation on total return swap(1)	(1,902)
Accretion of discount	(158)
(Increase) decrease in due from counterparty	(45,000)
(Increase) decrease in receivable for investments sold and repaid	(33,504)
(Increase) decrease in interest receivable	(403)
(Increase) decrease in receivable due on total return swap(1)	(1,027)
Increase (decrease) in payable for investments purchased	41,733
Increase (decrease) in management fees payable	520
Increase (decrease) in accrued capital gains incentive fees	800
Increase (decrease) in administrative services expense payable	115
Increase (decrease) in directors’ fees payable	71
Increase (decrease) in other accrued expenses and liabilities	332

Net cash provided by (used in) operating activities	(86,072)

Cash flows from financing activities
Issuance of common stock	108,924
Reinvestment of stockholder distributions	1,469
Repurchases of common stock	(113)
Stockholder distributions	(2,306)

Net cash provided by financing activities	107,974

Total increase (decrease) in cash	21,902
Cash at beginning of period	200

Cash at end of period	$22,102

(1)	See Note 8 for a discussion of the Company’s total return swap agreement.

See notes to unaudited consolidated financial statements.

FS Investment Corporation IV

Unaudited Consolidated Schedule of Investments

As of September 30, 2016

(in thousands, except share amounts)

Portfolio Company(a)	Footnotes	Industry	Rate(b)	Floor	Maturity	Principal Amount(c)	Amortized Cost	Fair Value(d)
Senior Secured Loan—First Lien—26.1%
AqGen Ascensus, Inc.		Diversified Financials	L+450	1.0%	12/5/22	$1,991	$1,967	$1,981
ASG Technologies Group, Inc.		Software & Services	L+787, 1.2% PIK (1.2% Max PIK)	1.0%	4/30/20	3,102	3,029	3,164
Corner Investment PropCo, LLC		Consumer Services	L+975	1.3%	11/2/19	4,792	4,757	4,744
JSS Holdings, Inc.		Capital Goods	L+650	1.0%	8/31/21	3,563	3,443	3,544
North Haven Cadence Buyer, Inc.	(h)	Consumer Services	L+500	1.0%	9/2/21	188	188	188
North Haven Cadence Buyer, Inc.		Consumer Services	L+813	1.0%	9/2/22	5,063	5,063	5,063
North Haven Cadence Buyer, Inc.	(h)	Consumer Services	L+750	1.0%	9/2/22	1,187	1,187	1,187
Propulsion Acquisition, LLC		Commercial & Professional Services	L+600	1.0%	7/13/21	3,448	3,348	3,362
Quest Software US Holdings Inc.	(f)	Software & Services	L+600	1.0%	9/27/22	4,396	4,220	4,367
Sybil Software LLC	(e)(f)	Software & Services	L+400	1.0%	9/30/22	3,122	3,107	3,144

Total Senior Secured Loan—First Lien							30,309	30,744
Unfunded Loan Commitments							(1,375)	(1,375)

Net Senior Secured Loans—First Lien							28,934	29,369

Senior Secured Loan—Second Lien—9.9%
ASG Technologies Group, Inc.		Software & Services	L+1100, 0.0% PIK (6.0% Max PIK)	1.0%	6/27/22	1,111	775	775
BBB Industries US Holdings, Inc.		Automobiles & Components	L+875	1.0%	11/3/22	3,000	2,824	2,782
LBM Borrower, LLC		Capital Goods	L+925	1.0%	8/20/23	1,427	1,368	1,365
Peak 10, Inc.		Software & Services	L+725	1.0%	6/17/22	333	308	311
PGA Holdings, Inc.	(e)(f)	Health Care Equipment & Services	L+725	1.0%	9/30/24	1,136	1,125	1,145
SRS Distribution Inc.		Capital Goods	L+875	1.0%	2/24/23	4,000	3,922	4,048
Stardust Finance Holdings, Inc.	(e)	Materials	L+950	1.0%	3/13/23	667	622	667

Total Senior Secured Loan—Second Lien							10,944	11,093

Subordinated Debt—10.0%
BMC Software Finance, Inc.		Software & Services	7.3%		6/1/18	6,000	5,898	5,940
CEC Entertainment, Inc.		Consumer Services	8.0%		2/15/22	5,297	4,802	5,300

Total Subordinated Debt							10,700	11,240

See notes to unaudited consolidated financial statements.

FS Investment Corporation IV

Unaudited Consolidated Schedule of Investments (continued)

As of September 30, 2016

(in thousands, except share amounts)

Portfolio Company(a)	Footnotes	Industry	Number of Shares	Cost	Fair Value(d)
Equity/Other—0.4%
ASG Technologies Group, Inc., Warrants, 6/27/2022	(g)	Software & Services	12,081	$344	$315
North Haven Cadence Buyer, Inc., Common Equity	(g)	Consumer Services	208,333	208	208

Total Equity/Other				552	523

TOTAL INVESTMENTS—46.4%				$51,130	52,225

OTHER ASSETS IN EXCESS OF LIABILITIES—53.6%					60,312

NET ASSETS—100.0%					$112,537

Total Return Swap			Notional Amount		Unrealized Appreciation
Citibank TRS Facility (Note 8)	(e)		$117,507		$1,902

(a)	Security may be an obligation of one or more entities affiliated with the named company.

(b)	Certain variable rate securities in the Company’s portfolio bear interest at a rate determined by a publicly disclosed base rate plus a basis point spread. As of September 30, 2016, the three-month London Interbank Offered Rate, or LIBOR, was 0.85%.

(c)	Denominated in U.S. dollars unless otherwise noted.

(d)	Fair value determined by the Company’s board of directors (see Note 7).

(e)	The investment is not a qualifying asset under the Investment Company Act of 1940, as amended, or the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. As of September 30, 2016, 96.8% of the Company’s total assets represented qualifying assets. In addition, as described in Note 8, the Company also calculates its compliance with the qualifying asset test on a “look through” basis by disregarding the value of the Company’s total return swap and treating each loan underlying the total return swap as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 82.5% of the Company’s total assets represented qualifying assets as of September 30, 2016.

(f)	Position or portion thereof unsettled as of September 30, 2016.

(g)	Security is non-income producing.

(h)	Security is an unfunded commitment. The stated rate reflects the spread disclosed at the time of commitment and may not indicate the actual rate received upon funding.

See notes to unaudited consolidated financial statements.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

FS Investment Corporation IV, or the Company, was incorporated under the general corporation laws of the State of Maryland on February 25, 2015 and formally commenced investment operations on January 6, 2016 upon raising gross proceeds in excess of $1,000, or the minimum offering requirement, from sales of shares of its Class T common stock in its continuous public offering to persons who were not affiliated with the Company or the Company’s investment adviser, FSIC IV Advisor, LLC, or FSIC IV Advisor. FSIC IV Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, and an affiliate of the Company. Prior to satisfying the minimum offering requirement, the Company had no operations except for matters relating to its organization.

The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, the Company intends to elect to be treated for U.S. federal income tax purposes, and to qualify annually, as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. As of September 30, 2016, the Company had one wholly-owned subsidiary through which it has entered into a financing arrangement, one wholly-owned subsidiary through which it expects to hold interests in certain non-controlled portfolio companies and one wholly-owned subsidiary through which it may in the future enter into a financing arrangement. The unaudited consolidated financial statements include both the Company’s accounts and the accounts of its wholly-owned subsidiaries as of September 30, 2016. All significant intercompany transactions have been eliminated in consolidation.

The Company’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation by investing primarily in senior secured loans and second lien secured loans of private U.S. companies. The Company seeks to generate superior risk-adjusted returns by focusing on debt investments in a broad array of private U.S. companies, including middle market companies, which the Company defines as companies with annual revenues of $50 million to $2.5 billion at the time of investment. The Company may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from the Company’s target companies as primary market or directly originated investments. In connection with the Company’s debt investments, the Company may on occasion receive equity interests such as warrants or options as additional consideration. The Company may also purchase or otherwise acquire minority interests, in target companies, in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity. Any such minority interests are generally acquired in conjunction with one of the Company’s debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of the Company’s portfolio may be comprised of corporate bonds, collateralized loan obligations, or CLOs, other debt securities and derivatives, including total return swaps and credit default swaps.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For a more complete discussion of significant accounting policies and certain other information, the Company’s interim unaudited consolidated financial statements should be read in conjunction with its audited consolidated financial statement as of December 31, 2015 included in the Company’s annual report on Form 10-K. Operating results for the three and nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2016. The December 31, 2015 consolidated balance sheet is derived from the Company’s audited consolidated financial statement as of December 31, 2015. The Company is considered an investment company under GAAP and follows the accounting and reporting guidance applicable to investment companies under Accounting Standards Update No. 2013-08, Financial Services—Investment Companies. The Company has evaluated the impact of subsequent events through the date the consolidated financial statements were issued and filed with the U.S. Securities and Exchange Commission, or the SEC.

Use of Estimates: The preparation of the unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

Capital Gains Incentive Fee: The Company entered into an investment advisory and administrative services agreement with FSIC IV Advisor, dated as of September 21, 2015, or the investment advisory and administrative services agreement. Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

While the investment advisory and administrative services agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company includes unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to FSIC IV Advisor if

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though FSIC IV Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Based on an interpretation of the applicable language in the Advisers Act by the staff of the Division of Investment Management of the SEC, the Company “looks through” its total return swap, or TRS, between its wholly-owned financing subsidiary Cheltenham Funding LLC, or Cheltenham Funding, and Citibank, N.A., or Citibank, in calculating the capital gains incentive fee. Under this “look through” methodology, the portion of the net settlement payments received by the Company pursuant to the TRS which would have represented net investment income to the Company had the Company held the loans underlying the TRS directly is treated as net investment income subject to the subordinated incentive fee on income payable to FSIC IV Advisor pursuant to the investment advisory and administrative services agreement, rather than as realized capital gains in accordance with GAAP, and any unrealized depreciation on individual loans underlying the TRS further reduces the capital gains incentive fee payable to FSIC IV Advisor with respect to realized gains. See Note 8 for a discussion of the TRS.

Subordinated Income Incentive Fee: Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor may also be entitled to receive a subordinated incentive fee on income. The subordinated incentive fee on income, which is calculated and payable quarterly in arrears, equals 20.0% of the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of the Company’s common stock (including proceeds from its distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to the Company’s share repurchase program. As a result, FSIC IV Advisor will not earn this incentive fee for any quarter until the Company’s pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once the Company’s pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC IV Advisor is entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company’s pre-incentive fee net investment income for such quarter equals 2.34375%, or 9.375% annually, of adjusted capital. Thereafter, FSIC IV Advisor is entitled to receive 20.0% of the Company’s pre-incentive fee net investment income.

Organization Costs: Organization costs include, among other things, the cost of incorporating, including the cost of legal services and other fees pertaining to the Company’s organization. These costs are expensed as the Company raises proceeds in its continuous public offering. During the three and nine months ended September 30, 2016, the Company expensed $0 and $317, respectively, of organization costs as it raised proceeds in its continuous public offering, which commenced on January 6, 2016. During the period from February 25, 2015 (Inception) to December 31, 2015, the Company incurred organization costs of $317 which were paid on the Company’s behalf by Franklin Square Holdings, L.P., or FS Investments, the Company’s sponsor and an affiliate of FSIC IV Advisor (see Note 4).

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

Offering Costs: Offering costs primarily include, among other things, marketing expenses and printing, legal, and due diligence fees and other costs pertaining to the Company’s continuous public offering of shares of its common stock, including the preparation of the Company’s Registration Statement on Form N-2 and salaries and direct expenses of FSIC IV Advisor’s personnel, employees of its affiliates and others while engaged in such activities. The Company will defer and amortize such costs as an expense over twelve months as the Company raises proceeds in its continuous public offering. During the three and nine months ended September 30, 2016, the Company expensed $286 and $517, respectively, of offering costs as it raised proceeds in its continuous public offering, which commenced on January 6, 2016. During the nine months ended September 30, 2016 and the period from February 25, 2015 (Inception) to December 31, 2015, the Company incurred offering costs of $2,017 and $3,403, respectively, which were paid on the Company’s behalf by FS Investments (see Note 4).

Note 3. Share Transactions

Below is a summary of transactions with respect to shares of the Company’s common stock during the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016
	Shares	Amount
Gross Proceeds from Offering	10,252,472	$111,166
Reinvestment of Distributions	137,034	1,469

Total Gross Proceeds	10,389,506	112,635
Upfront Selling Commissions	—	(2,242)

Net Proceeds to Company	10,389,506	110,393
Share Repurchase Program	(10,521)	(113)

Net Proceeds from Share Transactions	10,378,985	$110,280

Status of Continuous Public Offering

Since commencing its continuous public offering and through November 1, 2016, the Company has issued 11,429,689 shares of Class T common stock for gross proceeds of $124,209, including Class T common stock issued under its distribution reinvestment plan and $8,964 in gross proceeds from the principal of FSIC IV Advisor, certain members of the Company’s board of directors and other individuals and entities affiliated with FSIC IV Advisor and GSO/Blackstone Debt Funds Management LLC, or GDFM, the Company’s investment sub-adviser. As of November 1, 2016, the Company had raised total gross proceeds of $124,409, including $200 of seed capital contributed by the principal of FSIC IV Advisor in February 2015 (see Note 4).

During the nine months ended September 30, 2016, the Company issued 10,389,506 shares of Class T common stock for gross proceeds of $112,635 at an average price per share of $10.84. The gross proceeds received during the nine months ended September 30, 2016 include reinvested stockholder distributions of $1,469, for which the Company issued 137,034 shares of Class T common stock. During the period from October 1, 2016 to November 1, 2016, the

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Share Transactions (continued)

Company issued 1,040,183 shares of Class T common stock for gross proceeds of $11,574 at an average price per share of $11.13.

The proceeds from the issuance of common stock as presented on the Company’s unaudited consolidated statement of changes in net assets and unaudited consolidated statement of cash flows are presented net of upfront selling commissions fees of $2,242 for the nine months ended September 30, 2016.

The Company has submitted to the SEC an application for an exemptive order to permit it to offer additional classes of common stock. If an exemptive order satisfactory to the Company is granted prior to January 6, 2017, a year from the date the Company met the minimum offering requirement, it intends to offer additional classes of its common stock with each class having a different upfront sales load and fee and expense structure. If an exemptive order satisfactory to the Company is not granted prior to January 6, 2017, the Company may close the offering of Class T shares (other than shares issued under the Company’s distribution reinvestment plan) and would not issue any additional share classes. The Company is currently considering alternatives that would allow it to continue the offering after January 6, 2017.

Share Repurchase Program

The Company intends to continue to conduct quarterly tender offers pursuant to its share repurchase program. The first such tender offer commenced in May 2016, and the repurchase occurred in connection with the Company’s July 6, 2016 weekly closing. The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

●	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);

●	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);

●	the Company’s investment plans and working capital requirements;

●	the relative economies of scale with respect to the Company’s size;

●	the Company’s history in repurchasing shares of common stock or portions thereof; and

●	the condition of the securities markets.

The Company currently intends to limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock it can repurchase with the proceeds it receives from the issuance of shares of common stock under its distribution reinvestment plan. Because the Company’s distribution reinvestment plan will be structured as an “opt in” program that requires stockholders to affirmatively elect to have their cash distributions reinvested in additional shares of common stock, such requirement may contribute to the illiquidity of the Company’s shares of common stock. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Share Transactions (continued)

applicable period to repurchase shares of common stock. In addition, beginning with the calendar quarter ending March 31, 2017, the Company will limit the number of shares of common stock to be repurchased in any calendar year to 10% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of shares of common stock that the Company offers to repurchase may be less in light of the limitations noted above. The Company’s board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. The Company intends to offer to repurchase such shares of common stock at the net offering price in effect on each date of repurchase. The Company’s board of directors may amend, suspend or terminate the share repurchase program at any time, upon 30 days’ notice.

If a stockholder tenders his or her shares for repurchase by the Company prior to the fifth anniversary of the date such shares were purchased or, if such shares were purchased prior to January 6, 2017, within the period from the date of purchase to February 1, 2022, such shares may be subject to a contingent deferred sales charge. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The amount of the contingent deferred sales charge is payable on a declining annual basis depending on how long the stockholder holds the Class T shares, and is measured from the date of purchase. If the Class T shares are tendered for repurchase: (i) prior to the first anniversary, the charge is 3.90%; (ii) prior to the second anniversary, the charge is 3.12%; (iii) prior to the third anniversary, the charge is 2.34%; (iv) prior to the fourth anniversary, the charge is 1.56%; and (v) prior to the fifth anniversary, the charge is 0.78%. For shares purchased prior to January 6, 2017, the anniversary date for the applicable year shall be measured from February 1, 2017. The contingent deferred sales charge is not payable with respect to shares issued under the Company’s distribution reinvestment plan. If a stockholder tenders a portion of his or her shares, shares received pursuant to the Company’s distribution reinvestment plan will be redeemed first. After all such shares have been redeemed, shares will be redeemed on a first-in, first-out basis.

The following table provides information concerning the Company’s repurchase of shares of its common stock pursuant to its share repurchase program during the nine months ended September 30, 2016:

For the Three Months Ended	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Percentage of Outstanding Shares Repurchased as of the Repurchase Date	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
Fiscal 2016
June 30, 2016	July 6, 2016	10,521	100%	0.15%	$10.7091	$113

On October 5, 2016, the Company repurchased 9,217 shares of common stock (representing 100% of the shares of common stock tendered for repurchase and 0.09% of the shares outstanding as of such date) at $10.8558 per share for aggregate consideration totaling $100.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Share Transactions (continued)

Repurchased shares that were not issued under the Company’s distribution reinvestment plan were subject to a contingent deferred sales charge as described above, which amount was paid to FS Investment Solutions, LLC (formerly FS2 Capital Partners, LLC), or FS Investment Solutions, the dealer manager for the Company’s continuous public offering and an affiliate of the Company.

Note 4. Related Party Transactions

Compensation of the Investment Adviser

Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor is entitled to an annual base management fee of 2.0% of the average weekly value of the Company’s gross assets and an incentive fee based on the Company’s performance. The Company commenced accruing fees under the investment advisory and administrative services agreement on January 6, 2016, upon commencement of the Company’s investment operations. Base management fees are paid on a quarterly basis in arrears.

The incentive fee consists of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears, equals 20.0% of the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of the Company’s common stock (including proceeds from its distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to the Company’s share repurchase program. As a result, FSIC IV Advisor will not earn this incentive fee for any quarter until the Company’s pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once the Company’s pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC IV Advisor will be entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company’s pre-incentive fee net investment income for such quarter equals 2.34375% of adjusted capital, or 9.375% annually. This “catch-up” feature allows FSIC IV Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSIC IV Advisor will be entitled to receive 20.0% of the Company’s pre-incentive fee net investment income.

The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. The Company accrues for the capital gains incentive fee, which, if earned, is paid annually. The Company accrues the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSIC IV Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. See Note 2 for a discussion of the treatment of the TRS with respect to the calculation of the capital gains incentive fee.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

Pursuant to an investment sub-advisory agreement between FSIC IV and GDFM, or the sub-advisory agreement, GDFM will receive 50% of all management and incentive fees payable to FSIC IV Advisor under the investment advisory and administrative services agreement with respect to each year.

The Company reimburses FSIC IV Advisor for expenses necessary to perform services related to the Company’s administration and operations, including FSIC IV Advisor’s allocable portion of the compensation and related expenses of certain personnel of FS Investments, the Company’s sponsor and an affiliate of FSIC IV Advisor, providing administrative services to the Company on behalf of FSIC IV Advisor. The amount of this reimbursement is set at the lesser of (1) FSIC IV Advisor’s actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FSIC IV Advisor allocates the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company’s board of directors reviews the methodology employed in determining how expenses are allocated to the Company and the proposed allocation of administrative expenses among the Company and certain affiliates of FSIC IV Advisor. The Company’s board of directors then assesses the reasonableness of such reimbursements for expenses allocated to the Company based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party service providers known to be available. In addition, the Company’s board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company’s board of directors compares the total amount paid to FSIC IV Advisor for such services as a percentage of the Company’s net assets to the same ratio as reported by other comparable BDCs. The Company does not reimburse FSIC IV Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC IV Advisor.

Under the investment advisory and administrative services agreement, the Company, either directly or through reimbursement to FSIC IV Advisor or its affiliates, is responsible for its organization and offering costs in an amount up to 0.75% of gross proceeds raised in the Company’s continuous public offering. Organization and offering costs primarily include legal, accounting, printing and other expenses relating to the Company’s continuous public offering, including costs associated with technology integration between the Company’s systems and those of its selected broker-dealers, marketing expenses, salaries and direct expenses of FSIC IV Advisor’s personnel, employees of its affiliates and others while engaged in registering and marketing the Company’s common stock, which includes the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Prior to satisfaction of the minimum offering requirement and for a period of time thereafter, FS Investments, an affiliate of FSIC IV Advisor, will fund the Company’s organization and offering costs. Following this period, the Company will pay its organization and offering costs directly and will reimburse FSIC IV Advisor for offering costs incurred by FSIC IV Advisor on the Company’s behalf, including marketing expenses, with respect to salaries and other direct expenses of FSIC

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

IV Advisor’s personnel and employees of its affiliates while engaged in registering and marketing the Company’s shares of common stock. On January 6, 2016, the investment advisory and administrative services agreement became effective upon satisfaction of the minimum offering requirement, and FSIC IV Advisor became entitled to receive up to 0.75% of the gross proceeds raised in the Company’s continuous public offering until all organization and offering costs incurred have been recovered. As the Company reimburses FSIC IV Advisor for such costs, organization costs are charged to expense and offering costs are deferred and amortized to expense over twelve months.

FS Investments funded certain of the Company’s organization and offering costs in the amounts of $2,017 and $3,720, respectively, for the nine months ended September 30, 2016 and the period from February 25, 2015 (Inception) to December 31, 2015. Under the investment advisory and administrative services agreement, there was no liability on the Company’s part for the organization or offering costs funded by FSIC IV Advisor or its affiliates (including FS Investments) until the Company satisfied the minimum offering requirement on January 6, 2016. Since commencing its continuous public offering and through September 30, 2016, the Company has paid total reimbursements of $834 to FSIC IV Advisor and its affiliates for organization and offering costs funded by them.

The following table describes the fees and expenses the Company accrued under the investment advisory and administrative services agreement and pursuant to the Company’s share repurchase program during the three and nine months ended September 30, 2016:

Related Party	Source	Description	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Base Management Fee(1)	$520	$888
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Capital Gains Incentive Fee(2)	$582	$800
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Administrative Services Expenses(3)	$ 60	$180
FSIC IV Advisor	Investment Advisory and Administrative Services Agreement	Offering Costs(4)	$286	$517
FS Investment Solutions	Share Repurchase Program	Contingent Deferred Sales Charge(5)	$ 4	$ 4

(1)	During the nine months ended September 30, 2016, $300 in base management fees were applied to offset the liability of FS Investments under the expense reimbursement agreement (see “—Expense Reimbursement” below) and $68 in net base management fees were paid to FSIC IV Advisor. As of September 30, 2016, $520 in base management fees were payable to FSIC IV Advisor.

(2)	During the nine months ended September 30, 2016, the Company accrued capital gains incentive fees of $800 based on the performance of its portfolio, of which $593 was based on unrealized gains and $207 was based on realized gains. No capital gains incentive fees are actually payable by the Company with respect to unrealized gains unless and until those gains are actually realized. The Company did not pay any capital gains incentive fees to FSIC IV Advisor during the nine months ended September 30, 2016. See Note 2 for a discussion of the methodology employed by the Company in calculating the capital gains incentive fees.

(3)

During the nine months ended September 30, 2016, $142 of the accrued administrative services expenses related to the allocation of costs of administrative personnel for services rendered to the Company by FSIC IV Advisor and the

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

remainder related to other reimbursable expenses. The Company paid $65 in administrative services expenses to FSIC IV Advisor during the nine months ended September 30, 2016.

(4)	During the nine months ended September 30, 2016, the Company expensed offering costs of $517, which related to reimbursements to FSIC IV Advisor for offering costs incurred on the Company’s behalf, including marketing expenses, salaries and other direct expenses of FSIC IV Advisor’s personnel and employees of its affiliates while engaged in registering and marketing the Company’s shares of common stock.

(5)	Represents the total amount of the contingent deferred sales charge paid to FS Investment Solutions by stockholders who tendered shares pursuant to the Company’s share repurchase program.

Compensation of the Dealer Manager

The dealer manager for the Company’s continuous public offering is FS Investment Solutions, which is one of the Company’s affiliates. Under an amended and restated dealer manager agreement, dated as of November 11, 2015, among the Company, FSIC IV Advisor and FS Investment Solutions, FS Investment Solutions is entitled to receive upfront sales commissions in connection with the sale of shares of common stock in the Company’s continuous public offering, all or a portion of which may be re-allowed to selected broker-dealers and financial representatives. The dealer manager re-allowed to selected broker dealers and other financial representatives the upfront sales commissions it was entitled to receive during the nine months ended September 30, 2016.

Shares of Class T common stock are subject to an annual distribution fee of 1.40% of the estimated value of such shares, as determined in accordance with applicable rules of The Financial Industry Regulatory Authority, Inc., or FINRA. The distribution fee will be paid by the Company to the dealer manager pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to the Company. Among other requirements, such plan must be approved annually by a vote of the Company’s board of directors, including the directors who are not “interested persons” as defined in the 1940 Act and have no direct or indirect financial interest in the operation of such plan or in any agreements related to such plan.

All or a portion of the distribution fee may be re-allowed by the dealer-manager to selected broker-dealers and financial representatives participating in the Company’s continuous public offering. The amount and timing of the reallowance will be based on such factors as the number of shares they sold in the offering, the assistance they provided in marketing the offering and due diligence expenses they incurred. The distribution fee is intended, in part, to compensate the dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of shares of Class T common stock as well as for services rendered by the dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares.

The distribution fee will accrue daily, beginning on February 1, 2017, and will be paid on a monthly basis. The distribution fee is payable with respect to all shares of Class T common stock, other than shares issued under the Company’s distribution reinvestment plan. The distribution fee will terminate upon the earliest of: (i) a liquidity event; (ii) the Company’s dealer manager advising the Company that the aggregate underwriting compensation from all sources

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

(determined in accordance with applicable FINRA rules), including upfront selling commissions, dealer manager fees, distribution fees and any other underwriting compensation paid to participating broker-dealers with respect to all Class T shares would be in excess of 10% of the gross proceeds from the offering; and (iii) when the total underwriting compensation received from the upfront sales load and distribution fee attributable to Class T shares equal 8.95% of gross offering proceeds, or the sales charge cap. The sales charge cap applicable to certain Class T shares will be reduced by the amount of any upfront selling commission that is waived for such shares.

Capital Contributions by FSIC IV Advisor and GDFM

In February 2015, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200, which was used in its entirety to purchase 20,000 shares of Class T common stock at $10.00 per share. Mr. Forman will not tender these shares of common stock for repurchase as long as FSIC IV Advisor remains the Company’s investment adviser.

As of November 1, 2016, the Company issued an aggregate of 865,368 shares of Class T common stock for aggregate gross proceeds of $8,964 to the principal of FSIC IV Advisor, members of the Company’s board of directors and other individuals and entities affiliated with FSIC IV Advisor and GDFM, including shares of Class T common stock sold to Mr. Forman in February 2015.

Potential Conflicts of Interest

FSIC IV Advisor’s senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC, the investment advisers to certain other BDCs and a closed-end management investment company affiliated with FS Investments. As a result, such personnel provide investment advisory services to the Company and each of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund. While none of FSIC IV Advisor, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than the Company, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSIC IV Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objectives and strategies, if necessary, so that the Company will not be disadvantaged in relation to any other client of FSIC IV Advisor or its management team. In addition, even in the absence of FSIC IV Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and/or FS Global Credit Opportunities Fund rather than to the Company.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

Co-Investment Exemptive Relief

As a BDC, the Company is subject to certain regulatory restrictions in making its investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to affiliates of the Company, upon which the Company may rely, and which permits the Company, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSIC IV Advisor, including FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and any future BDCs that are advised by FSIC IV Advisor or its affiliated investment advisers, or collectively the Company’s co-investment affiliates. The Company believes this relief will enhance its ability to further its investment objectives and strategy. The Company believes this relief may also increase favorable investment opportunities for it, in part, by allowing it to participate in larger investments, together with its co-investment affiliates, than would be available to the Company if such relief had not been obtained. Because the Company’s affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, the Company is permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term).

Expense Reimbursement

Pursuant to an amended and restated expense support and conditional reimbursement agreement, dated as of October 9, 2015, by and between FS Investments and the Company, or the expense reimbursement agreement, FS Investments has agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company’s distributions to stockholders will be paid from its offering proceeds or borrowings. However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company’s distributions to stockholders may also be deemed to constitute a return of capital to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to stockholders. Under those circumstances, FS Investments will not reimburse the Company for the portion of such distributions to stockholders that represent a return of capital, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, FS Investments will reimburse the Company for expenses in an amount equal to the difference between the Company’s cumulative distributions paid to its stockholders in each quarter, less the sum of the Company’s net investment company taxable income, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

Pursuant to the expense reimbursement agreement, the Company has a conditional obligation to reimburse FS Investments for any amounts funded by FS Investments under such agreement if

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

(and only to the extent that), during any fiscal quarter occurring within three years of the date on which FS Investments funded such amount, the sum of the Company’s net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the cumulative distributions paid by the Company to its stockholders during such quarter; provided, however, that (i) the Company will only reimburse FS Investments for expense support payments made by FS Investments with respect to any calendar quarter to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause “other operating expenses” (as defined below) (on an annualized basis and net of any expense support payments received by the Company during such fiscal year) to exceed the lesser of (A) 1.75% of the Company’s average net assets attributable to shares of common stock for the fiscal year-to-date period after taking such payments into account and (B) the percentage of the Company’s average net assets attributable to shares of its common stock represented by “other operating expenses” during the fiscal year in which such expense support payment from FS Investments was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from FS Investments made during the same fiscal year); and (ii) the Company will not reimburse FS Investments for expense support payments made by FS Investments for any calendar quarter if the annualized rate of regular cash distributions declared by the Company at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by the Company at the time FS Investments made the expense support payment to which such reimbursement payment relates. The Company is not obligated to pay interest on the reimbursements it is required to make to FS Investments under the expense reimbursement agreement. “Other operating expenses” means the Company’s total “operating expenses” (as defined below), excluding base management fees, incentive fees, distribution fees, organization and offering costs, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. “Operating expenses” means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

The Company or FS Investments may terminate the expense reimbursement agreement at any time. FS Investments has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income. The specific amount of expenses reimbursed by FS Investments, if any, will be determined at the end of each quarter. Upon termination of the expense reimbursement agreement by FS Investments, FS Investments will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, the Company’s conditional obligation to reimburse FS Investments pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, the Company accrued $666 for expense reimbursements that FS Investments has agreed to pay. These reimbursements were funded, in part, through the offset of management fees payable by the Company to FSIC IV Advisor. During the period from January 6, 2016

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

(Commencement of Operations) through September 30, 2016, the Company received $366 in cash reimbursements from FS Investments and offset $300 in management fees payable by the Company to FSIC IV Advisor under the investment advisory and administrative services agreement against reimbursements due from FS Investments. As of September 30, 2016, the Company did not have any reimbursements due from FS Investments.

As discussed above, under the expense reimbursement agreement, amounts reimbursed to the Company by FS Investments may become subject to repayment by the Company in the future. During the period from January 6, 2016 (Commencement of Operations) through September 30, 2016, the Company did not accrue any expense recoupments payable to FS Investments.

The following table reflects the expense reimbursement payments due from FS Investments to the Company as of September 30, 2016 that may become subject to repayment by the Company to FS Investments:

For the Three Months Ended	Amount of Expense Reimbursement Payment	Annualized “Other Operating Expenses” Ratio as of the Date of Expense Reimbursement	Annualized Rate of Distributions Per Share(1)	Reimbursement Eligibility Expiration
March 31, 2016	$436	9.97%	6.00%	March 31, 2019
June 30, 2016	$230	2.85%	5.92%	June 30, 2019
September 30, 2016	—	N/A	N/A	N/A

(1)	The annualized rate of distributions per share is expressed as a percentage equal to the projected annualized distribution amount as of the end of the applicable period (which is calculated by annualizing the regular weekly cash distribution per share as of such date without compounding), divided by the Company’s public offering price per share as of such date.

FS Investments is controlled by the Company’s chairman, president and chief executive officer, Michael C. Forman, and FS Investments’ co-founder, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that FS Investments will reimburse any portion of the Company’s expenses in future quarters.

FS Benefit Trust

FS Benefit Trust was formed as a Delaware statutory trust for the purpose of awarding equity incentive compensation to employees of FS Investments and its affiliates. During the nine months ended September 30, 2016, FS Benefit Trust purchased $1 of the Company’s shares of common stock at a purchase price equal to 97.8% of the public offering price in effect on the purchase date.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Distributions

The following table reflects the cash distributions per share that the Company declared and paid on its common stock during the nine months ended September 30, 2016:

	Distribution
For the Three Months Ended	Per Share	Amount
Fiscal 2016
March 31, 2016	$0.1496	$205
June 30, 2016	$0.1620	$755
September 30, 2016	$0.1620	$1,401

The Company currently declares regular cash distributions on a weekly basis and pays such distributions on a monthly basis. On September 28, 2016, the Company’s board of directors determined to increase the amount of the regular weekly cash distributions payable to stockholders of record from $0.012463 per share to $0.012808 per share for the regular weekly cash distributions for October 2016 through December 2016 that were declared on August 4, 2016. On November 7, 2016, the Company’s board of directors declared regular weekly cash distributions for January 2017 through March 2017 in the amount of $0.012808 per share. These distributions have been or will be paid monthly to Class T stockholders of record as of weekly record dates previously determined by the Company’s board of directors. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of the Company’s board of directors.

The Company has adopted an “opt in” distribution reinvestment plan for its stockholders. As a result, if the Company makes a cash distribution, its stockholders will receive the distribution in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in the distribution reinvestment plan.

Under the distribution reinvestment plan, cash distributions to participating stockholders are reinvested in additional shares of the Company’s common stock at a purchase price equal to the net offering price per share in effect as of the date of issuance. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders who elect to participate in the Company’s distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of shares of the Company’s common stock.

The Company may fund its cash distributions to stockholders from any sources of funds legally available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets and dividends or other distributions paid to the Company on account of preferred and common equity investments in portfolio companies and expense reimbursements from FS Investments. The Company has not established limits on the amount of funds it may use from available

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (continued)

sources to make distributions. During certain periods, the Company’s distributions may exceed its earnings. As a result, it is possible that a portion of the distributions the Company makes may represent a return of capital. A return of capital generally is a return of a stockholder’s investment rather than a return of earnings or gains derived from the Company’s investment activities. Each year a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be mailed to the Company’s stockholders. There can be no assurance that the Company will be able to pay distributions at a specific rate or at all.

For a period of time following commencement of the Company’s continuous public offering, which time period may be significant, substantial portions of the Company’s distributions have been, and may in the future, be funded through the reimbursement of certain expenses by FS Investments and its affiliates, including through the waiver of certain investment advisory fees by FSIC IV Advisor, that are subject to repayment by the Company within three years. The purpose of this arrangement is to ensure that no portion of the Company’s distributions to stockholders will be paid from offering proceeds or borrowings. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or FS Investments continues to make such reimbursements or waivers of such fees. The Company’s future repayments of amounts reimbursed or waived by FS Investments or its affiliates will reduce the distributions that stockholders would otherwise receive in the future. FS Investments and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. If FS Investments had not reimbursed certain of the Company’s expenses, 28% of the aggregate amount of distributions paid during the nine months ended September 30, 2016 would have been funded from offering proceeds or borrowings.

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock during the nine months ended September 30, 2016:

	Nine Months Ended September 30, 2016
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—
Borrowings	—	—
Net investment income (prior to expense reimbursement)(1)	749	32%
Short-term capital gains proceeds from the sale of assets	946	40%
Long-term capital gains proceeds from the sale of assets	—	—
Non-capital gains proceeds from the sale of assets	—	—
Distributions on account of preferred and common equity	—	—
Expense reimbursement from sponsor	666	28%

Total	$2,361	100%

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (continued)

(1)	During the nine months ended September 30, 2016, 93.5% of the Company’s gross investment income was attributable to cash income earned, 5.2% was attributable to non-cash accretion of discount and 1.3% was attributed to paid-in-kind interest, or PIK, interest.

The Company’s net investment income on a tax basis for the nine months ended September 30, 2016 was $1,415. As of September 30, 2016, the Company had $690 of undistributed net investment income and realized gains on a tax basis.

The difference between the Company’s GAAP-basis net investment income (loss) and its tax-basis net investment income is primarily due to the tax-basis deferral and amortization of organization costs, the reversal of the required accrual for GAAP purposes of incentive fees on unrealized gains even though no such incentive fees on unrealized gains are payable by the Company, the reclassification of unamortized original issue discount and prepayment fees recognized upon payment of loans from income for GAAP purposes to realized gains for tax purposes and the tax basis net investment income portion of the total return swap payments.

The following table sets forth a reconciliation between GAAP-basis net investment income (loss) and tax-basis net investment income during the nine months ended September 30, 2016:

Nine Months Ended September 30, 2016
GAAP-basis net investment income (loss)	$(1,440)
Tax-basis deferral and amortization of organization costs	303
Reversal of incentive fee accrual on unrealized gains	593
Reclassification of unamortized original issue discount and prepayment fees	(146)
Tax-basis net investment income portion of total return swap payments	1,371
Accretion of discount on total return swap	217
Other miscellaneous differences	517

Tax-basis net investment income	$1,415

The determination of the tax attributes of the Company’s distributions is made annually as of the end of the Company’s fiscal year based upon the Company’s taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of the Company’s distributions for a full year. The actual tax characteristics of distributions to stockholders are reported to stockholders annually on Form 1099-DIV.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Distributions (continued)

As of September 30, 2016, the components of accumulated earnings on a tax basis were as follows:

September 30, 2016
Distributable ordinary income	$—
Distributable capital gains	690
Incentive fee accrual on unrealized gains	(593)
Unamortized organization costs	(303)
Net unrealized appreciation (depreciation) on investments and total return swap(1)	2,779

Total	$2,573

(1)	As of September 30, 2016, the gross unrealized appreciation on the Company’s investments and TRS was $2,866. As of September 30, 2016, the gross unrealized depreciation on the Company’s investments was $87.

The aggregate cost of the Company’s investments, including the accretion of discount on the TRS, for U.S. federal income tax purposes totaled $51,347 as of September 30, 2016. The aggregate net unrealized appreciation (depreciation) on a tax basis, including the Company’s TRS, was $2,779 as of September 30, 2016.

Note 6. Investment Portfolio

The following table summarizes the composition of the Company’s investment portfolio at cost and fair value as of September 30, 2016:

	September 30, 2016
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$28,934	$29,369	56%
Senior Secured Loans—Second Lien	10,944	11,093	21%
Subordinated Debt	10,700	11,240	22%
Equity/Other	552	523	1%

Total	$51,130	$52,225	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 6. Investment Portfolio (continued)

The following table summarizes the composition of the Company’s investment portfolio at cost and fair value as of September 30, 2016 to include, on a look-through basis, the investments underlying the TRS, as disclosed in Note 8. As of September 30, 2016, the investments underlying the TRS had a notional amount and market value of $117,507 and $118,693, respectively.

	September 30, 2016
	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$118,298	$119,731	70%
Senior Secured Loans—Second Lien	39,087	39,424	23%
Subordinated Debt	10,700	11,240	7%
Equity/Other	552	523	0%

Total	$168,637	$170,918	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

As of September 30, 2016, the Company did not “control” and was not an “affiliated person” of any of its portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, the Company would be presumed to “control” a portfolio company if it owned more than 25% of its voting securities or it had the power to exercise control over the management or policies of such portfolio company, and would be an “affiliated person” of a portfolio company if it owned 5% or more of its voting securities.

The Company’s investment portfolio may contain loans and other unfunded arrangements that are in the form of lines of credit, revolving credit facilities, delayed draw credit facilities or other investments, pursuant to which the Company may be required to provide funding when requested by portfolio companies in accordance with the terms of the underlying agreements. As of September 30, 2016, the Company had two unfunded debt investments with aggregate unfunded commitments of $1,375. The Company maintains sufficient cash on hand and liquid securities to fund such unfunded commitments should the need arise. For additional details regarding the Company’s unfunded debt investments, see the Company’s unaudited consolidated schedule of investments as of September 30, 2016.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 6. Investment Portfolio (continued)

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of September 30, 2016:

	September 30, 2016
Industry Classification	Fair Value	Percentage of Portfolio
Automobiles & Components	$2,782	5%
Capital Goods	8,957	17%
Commercial & Professional Services	3,362	7%
Consumer Services	15,315	29%
Diversified Financials	1,981	4%
Health Care Equipment & Services	1,145	2%
Materials	667	1%
Software & Services	18,016	35%

Total	$52,225	100%

Note 7. Fair Value of Financial Instruments

Under existing accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. This accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances.

The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current accounting guidance:

Level 1: Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs that are quoted prices for similar assets or liabilities in active markets.

Level 3: Inputs that are unobservable for an asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (continued)

As of September 30, 2016, the Company’s investments and total return swap were categorized as follows in the fair value hierarchy:

Valuation Inputs	September 30, 2016
	Investments	Total Return Swap
Level 1—Price quotations in active markets	$—	$—
Level 2—Significant other observable inputs	—	—
Level 3—Significant unobservable inputs	52,225	1,902

Total	$52,225	$1,902

The Company’s investments as of September 30, 2016 consisted primarily of debt investments that were traded on a private over-the-counter market for institutional investors. Four senior secured loan investments, for which broker quotes were not available, were valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, the borrower’s ability to adequately service its debt, prevailing interest rates for like investments, expected cash flows, call features, anticipated prepayments and other relevant terms of the investments. All of the Company’s equity/other investments were also valued by an independent valuation firm, which determined the fair value of such investments by considering, among other factors, contractual rights ascribed to such investments, as well as various income scenarios and multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income or revenues. Except as described above, the Company valued its other investments by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent third-party pricing service and screened for validity by such service.

The Company values the TRS in accordance with the agreements between Cheltenham Funding and Citibank that collectively established the TRS, which agreements are collectively referred to herein as the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to the Company for review and testing. The valuation committee of the Company’s board of directors, or the valuation committee, and the board of directors review and approve the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent the Company’s valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation is discussed or challenged pursuant to the terms of the TRS Agreement. For additional information on the Company’s TRS, see Note 8.

The Company periodically benchmarks the bid and ask prices it receives from the third-party pricing services and/or dealers, as applicable, against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (continued)

experience of the Company’s management in purchasing and selling these investments, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Company may also use other methods, including the use of an independent valuation firm, to determine fair value for securities for which it cannot obtain prevailing bid and ask prices through third-party pricing services or independent dealers, or where the Company’s board of directors otherwise determines that the use of such other methods is appropriate. The Company periodically benchmarks the valuations provided by the independent valuation firms against the actual prices at which the Company purchases and sells its investments. The valuation committee of the Company’s board of directors and the board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation policy.

The following is a reconciliation for the nine months ended September 30, 2016 of investments for which significant unobservable inputs (Level 3) were used in determining fair value:

	For the Nine Months Ended September 30, 2016
	Senior Secured Loans— First Lien	Senior Secured Loans— Second Lien	Subordinated Debt	Equity/ Other	Total
Fair value at beginning of period	$—	$—	$—	$—	$—
Accretion of discount (amortization of premium)	106	17	35	—	158
Net realized gain (loss)	407	56	3	—	466
Net change in unrealized appreciation (depreciation)	435	149	540	(29)	1,095
Purchases	89,597	16,336	17,075	552	123,560
Paid-in-kind interest	18	—	—	—	18
Sales and redemptions	(61,194)	(5,465)	(6,413)	—	(73,072)
Net transfers in or out of Level 3	—	—	—	—	—

Fair value at end of period	$29,369	$11,093	$11,240	$523	$52,225

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to investments still held at the reporting date	$435	$149	$540	$(29)	$1,095

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 7. Fair Value of Financial Instruments (continued)

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements as of September 30, 2016 were as follows:

Type of Investment	Fair Value at September 30, 2016	Valuation Technique(1)	Unobservable Input	Range	Weighted Average
Senior Secured Loans—First Lien	$8,227	Market Comparables	Market Yield (%)	8.8% - 9.8%	9.2%
	21,142	Market Quotes	Indicative Dealer Quotes	97.0% - 101.0%	99.2%
Senior Secured Loans—Second Lien	775	Market Comparables	Market Yield (%)	21.0% - 21.5%	21.3%
	10,318	Market Quotes	Indicative Dealer Quotes	91.8% - 101.5%	97.8%
Subordinated Debt	11,240	Market Quotes	Indicative Dealer Quotes	98.4% - 100.6%	99.5%
Equity/Other	523	Market Comparables	EBITDA Multiples (x)	9.3x - 10.5x	10.0x

Total	$52,225

(1)	Investments using a market quotes valuation technique were valued by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which was provided by an independent third-party pricing service and screened for validity by such service. For investments utilizing a market comparables valuation technique, a significant increase (decrease) in the market yield, in isolation, would result in a significantly lower (higher) fair value measurement, and a significant increase (decrease) in any of the valuation multiples, in isolation, would result in a significantly higher (lower) fair value measurement.

Note 8. Financing Arrangement

The following table presents summary information with respect to the Company’s outstanding financing arrangement as of September 30, 2016. For additional information regarding this financing arrangement, please see the notes to the Company’s audited consolidated financial statements contained in its annual report on Form 10-K for the year ended December 31, 2015 and the additional disclosure set forth in this Note 8.

Arrangement	Type of Arrangement	Rate	Amount Outstanding	Amount Available	Maturity Date
Citibank Total Return Swap	Total Return Swap	L+1.60%	$117,507	$7,493	N/A	(1)

(1)	The TRS may be terminated by Cheltenham Funding at any time, subject to payment of an early termination fee if prior to January 19, 2017, or by Citibank on or after January 19, 2017, in each case, in whole or in part, upon prior written notice to the other party.

Citibank Total Return Swap

On January 19, 2016, the Company’s wholly-owned financing subsidiary, Cheltenham Funding, entered into the TRS for a portfolio of senior secured floating rate loans with Citibank. The TRS has subsequently been amended three times resulting in the maximum aggregate notional amount of the portfolio of loans subject to the TRS being increased from $20,000 originally to $125,000 effective as of June 30, 2016.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Financing Arrangement (continued)

specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables the Company, through its ownership of Cheltenham Funding, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Cheltenham Funding borrowing funds to acquire loans and incurring interest expense to a lender.

Until the date on which the reference portfolio under the TRS meets the full set of diversity and other portfolio criteria required under the TRS documents, or the Portfolio Criteria Satisfaction Date, the Company will guarantee Cheltenham Funding’s obligations under the TRS, or the Guarantee. Thereafter, the Guarantee will terminate and the obligations of Cheltenham Funding under the TRS will be non-recourse to the Company. Accordingly, on and after the Portfolio Criteria Satisfaction Date, the Company’s exposure under the TRS will be limited to the value of the Company’s investment in Cheltenham Funding, which generally will equal the value of cash collateral provided by Cheltenham Funding under the TRS.

Pursuant to the terms of the TRS, Cheltenham Funding may select a portfolio of loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $125,000. Cheltenham Funding is required to initially cash collateralize a specified percentage of each loan included under the TRS in accordance with margin requirements described in the agreements between Cheltenham Funding and Citibank that collectively establish the TRS, or collectively, the TRS Agreement. Under the terms of the TRS, Cheltenham Funding has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Cheltenham Funding are available to pay the debts of the Company.

Pursuant to the terms of an investment management agreement that the Company has entered into with Cheltenham Funding, the Company acts as the investment manager of the rights and obligations of Cheltenham Funding under the TRS, including selecting the specific loans to be included in the portfolio of loans subject to the TRS. Accordingly, the loans selected by Cheltenham Funding for purposes of the TRS are selected by the Company in accordance with its investment objectives and strategy to generate current income and, to a lesser extent, long-term capital appreciation. In addition, pursuant to the terms of the TRS, Cheltenham Funding may select any loan or obligation available in the market to be included in the portfolio of loans that meets the obligation criteria set forth in the TRS Agreement.

Each individual loan, and the portfolio of loans taken as a whole, must meet criteria described in the TRS Agreement, including a requirement that substantially all of the loans underlying the TRS

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Financing Arrangement (continued)

be rated by Moody’s Investors Services, Inc., or Moody’s, and Standard & Poor’s Ratings Services, or S&P, and quoted by (a) at least three nationally-recognized pricing services prior to the Portfolio Criteria Satisfaction Date and (b) thereafter, at least two nationally-recognized pricing services or just one nationally recognized pricing service so long as the underlying loan meets other specified criteria. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the portfolio criteria in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Cheltenham Funding receives from Citibank all interest and fees payable in respect of the loans included in the portfolio. Cheltenham Funding pays to Citibank interest at a rate equal to one-month LIBOR, plus (a) 1.60% per annum prior to the Portfolio Criteria Satisfaction Date and (b) thereafter, 1.50% per annum, in both cases on the full notional amount of the loans subject to the TRS. In addition, upon the termination or repayment of any loan subject to the TRS, Cheltenham Funding will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Cheltenham Funding may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans below a specified amount. The limit on the additional collateral that Cheltenham Funding may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Cheltenham Funding. The amount of collateral required to be posted by Cheltenham Funding is determined primarily on the basis of the aggregate value of the underlying loans.

Except as required under the Guarantee, the Company has no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. When the Guarantee is no longer in effect and payment thereunder to satisfy Cheltenham Funding’s obligations is no longer required, the Company may, but is not obligated to, increase its equity investment in Cheltenham Funding for the purpose of funding any additional collateral or payment obligations for which Cheltenham Funding may become obligated during the term of the TRS. If the Company does not make any such additional investment in Cheltenham Funding and Cheltenham Funding fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Cheltenham Funding under the TRS. In the event of an early termination of the TRS, Cheltenham Funding would be required to pay an early termination fee.

Citibank may terminate the TRS on or after January 19, 2017, the first anniversary of the effectiveness of the TRS (unless certain specified events permit Citibank to terminate the TRS on an earlier date). Cheltenham Funding may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Cheltenham Funding will be required to pay an early termination fee to Citibank if it elects to terminate the TRS prior to the one year anniversary of the effective date. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments based on the minimum utilization amount, which would be owed by Cheltenham Funding to Citibank for the period from the termination date through and including January 19, 2017. Such monthly payments will equal the

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Financing Arrangement (continued)

present value of the product of (x) 85%, multiplied by (y) the maximum notional amount of the TRS ($125,000), multiplied by (z) 1.60% or 1.50% per annum, as applicable. If the TRS had been terminated as of September 30, 2016, Cheltenham Funding would have been required to pay an early termination fee of $376. Other than during the first 90 days and last 30 days of the term of the TRS, Cheltenham Funding is required to pay a minimum usage fee if less than 85% of the maximum notional amount of the TRS is utilized and an unused fee on any amounts unutilized if greater than 85% but less than 100% of the maximum notional amount of the TRS is utilized.

The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the underlying loans to Cheltenham Funding.

As of September 30, 2016, the fair value of the TRS was $1,902. The net change in fair value of the TRS is reflected as unrealized appreciation (depreciation) on total return swap on the Company’s consolidated balance sheets. The change in value of the TRS is reflected in the Company’s consolidated statements of operations as net change in unrealized appreciation (depreciation) on total return swap. As of September 30, 2016, Cheltenham Funding had selected 38 underlying loans with a total notional amount of $117,507 and posted $45,000 in cash collateral held by Citibank (of which only $41,560 was required to be posted), which is reflected in due from counterparty on the consolidated balance sheet.

For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treats the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Cheltenham Funding under the TRS, as a senior security for the life of that instrument. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, the Company treats each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 8. Financing Arrangement (continued)

The following is a summary of the underlying loans subject to the TRS as of September 30, 2016:

Underlying Loan(1)	Industry	Rate(2)	Floor	Maturity	Notional Amount	Market Value	Unrealized Appreciation/ (Depreciation)
American Bath Group, LLC	Capital Goods	L+575	1.0%	9/30/23	$3,840	$3,990	$150
American Bath Group, LLC	Capital Goods	L+975	1.0%	9/30/24	2,760	2,880	120
ATX Networks Corp.(3)	Technology Hardware & Equipment	L+600	1.0%	6/11/21	6,787	6,822	35
Avantor Performance Materials Holdings, Inc.	Materials	L+500	1.0%	6/21/22	4,605	4,642	37
Brock Holdings III, Inc.	Energy	L+450	1.5%	3/16/17	2,832	2,935	103
Cadence Aerospace Finance, Inc.	Capital Goods	L+525	1.3%	5/9/18	1,860	1,860	—
Caesars Entertainment Resort Properties, LLC	Consumer Services	L+600	1.0%	10/11/20	5,396	5,667	271
Candy Intermediate Holdings, Inc.	Food, Beverage & Tobacco	L+450	1.0%	6/15/23	1,985	2,007	22
CEVA Group Plc(3)	Transportation	L+550	1.0%	3/19/21	1,273	1,211	(62)
CEVA Intercompany BV(3)	Transportation	L+550	1.0%	3/19/21	1,308	1,246	(62)
CEVA Logistics Canada, ULC(3)	Transportation	L+550	1.0%	3/19/21	226	215	(11)
CEVA Logistics U.S. Holdings, Inc.	Transportation	L+550	1.0%	3/19/21	1,805	1,718	(87)
Consolidated Precision Products Corp.	Capital Goods	L+775	1.0%	4/30/21	1,068	1,048	(20)
Diamond Resorts International, Inc.(3)	Consumer Services	L+600	1.0%	9/2/23	6,825	6,961	136
DTZ U.S. Borrower, LLC(3)	Real Estate	L+825	1.0%	11/4/22	3,997	3,981	(16)
EagleView Technology Corp.	Software & Services	L+825	1.0%	7/14/23	990	990	—
Engility Corp.(3)	Capital Goods	L+475	1.0%	8/14/23	3,746	3,799	53
Gulf Finance, LLC	Energy	L+525	1.0%	8/25/23	4,850	4,853	3
HNC Holdings, Inc.	Capital Goods	L+450	1.0%	9/30/23	3,093	3,101	8
Kronos Inc.	Software & Services	L+850	1.3%	4/30/20	6,313	6,291	(22)
Landslide Holdings, Inc.	Software & Services	L+450	1.0%	9/27/22	6,884	6,997	113
LBM Borrower, LLC	Capital Goods	L+525	1.0%	8/20/22	3,997	3,987	(10)
LBM Borrower, LLC	Capital Goods	L+925	1.0%	8/20/23	2,876	2,853	(23)
P2 Upstream Acquisition Co.	Energy	L+400	1.0%	10/30/20	2,469	2,453	(16)
P2 Upstream Acquisition Co.	Energy	L+800	1.0%	4/30/21	1,309	1,290	(19)
Precyse Acquisition Corp.	Health Care Equipment & Services	L+550	1.0%	10/19/22	3,443	3,518	75
Printpack Holdings, Inc.	Materials	L+400	1.0%	7/26/23	1,735	1,746	11
ProQuest LLC	Software & Services	L+475	1.0%	10/24/21	2,699	2,740	41
Quality Care Properties, Inc.(3)	Diversified Financials	L+525	1.0%	10/24/22	2,940	2,970	30
SRS Distribution Inc.	Capital Goods	L+425	1.0%	8/25/22	2,974	3,010	36
SRS Distribution Inc.	Capital Goods	L+875	1.0%	2/24/23	1,960	2,018	58
Stardust Finance Holdings, Inc.(3)	Materials	L+550	1.0%	3/14/22	5,105	5,152	47
Stardust Finance Holdings, Inc.(3)	Materials	L+950	1.0%	3/13/23	3,213	3,214	1
TierPoint, LLC	Software & Services	L+425	1.0%	12/2/21	978	987	9
TierPoint, LLC	Software & Services	L+450	1.0%	12/2/21	889	892	3
TNS, Inc.	Software & Services	L+800	1.0%	8/14/20	1,499	1,523	24
TravelCLICK, Inc.	Software & Services	L+450	1.0%	5/6/21	3,985	3,980	(5)
TravelCLICK, Inc.	Software & Services	L+775	1.0%	11/6/21	2,993	3,146	153

Total					$117,507	$118,693	1,186

	Total TRS Accrued Income and Liabilities:						716

			Total TRS Fair Value:				$1,902

(1)	Loan may be an obligation of one or more entities affiliated with the named company.

(2)	The variable rate securities underlying the TRS bear interest at a rate determined by a publicly disclosed base rate plus a basis point spread. As of September 30, 2016, three-month LIBOR was 0.85%.

(3)	The investment is not a qualifying asset under the 1940 Act. A BDC may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 9. Commitments and Contingencies

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of FSIC IV Advisor has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material effect upon its financial condition or results of operations.

See Note 4 for a discussion of the Company’s commitments to FSIC IV Advisor and its affiliates (including FS Investments) and Note 6 for a discussion of the Company’s unfunded commitments.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 10. Financial Highlights

The following is a schedule of financial highlights of the Company for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016:

Period from January 6, 2016 (Commencement of Operations) through September 30, 2016
Per Share Data:(1)
Net asset value, beginning of period	$10.28
Results of operations(2)
Net investment income (loss)	(0.29)
Net realized and unrealized appreciation (depreciation) on investments and total return swap	1.17

Net increase (decrease) in net assets resulting from operations	0.88

Stockholder distributions(3)
Distributions from net investment income	(0.28)
Distributions from net realized gain on investments	(0.19)

Net decrease in net assets resulting from stockholder distributions	(0.47)

Capital share transactions
Issuance of common stock(4)	0.13
Repurchases of common stock(5)	—

Net increase in net assets resulting from capital share transactions	0.13

Net asset value, end of period	$10.82

Shares outstanding, end of period	10,398,985

Total return(6)	10.07%

Total return (without assuming reinvestment of distributions)(7)	9.82%

Ratio/Supplemental Data:
Net assets, end of period	$112,537

Ratio of net investment income (loss) to average net assets(8)	(2.78)%

Ratio of total operating expenses to average net assets(8)	6.75%

Ratio of net expenses to average net assets(8)	5.46%

Portfolio turnover(9)	350.33%

Total amount of senior securities outstanding, exclusive of treasury securities	$75,947

Asset coverage per unit(10)	2.48

(1)	Per share data may be rounded in order to recompute the ending net asset value per share.

(2)	The per share data was derived by using the weighted average shares outstanding during the period from January 6, 2016 (Commencement of Operations) through September 30, 2016.

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 10. Financial Highlights (continued)

(3)	The per share data for distributions reflects the actual amount of distributions paid per share during the period.

(4)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in the Company’s continuous public offering and pursuant to the Company’s distribution reinvestment plan. The issuance of common stock at an offering price, net of selling commissions, that is greater than the net asset value per share results in an increase in net asset value per share.

(5)	The per share impact of the Company’s repurchases of common shares was a reduction to net asset value of less than $0.01 per share during each period.

(6)	The total return for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016 was calculated based on the change in net asset value during the period, including the impact of distributions reinvested in accordance with the Company’s distribution reinvestment plan. The total return does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of the Company’s common stock. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of the Company’s future total return, which may be greater or less than the return shown in the table due to a number of factors, including the Company’s ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities the Company acquires, the level of the Company’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculation set forth above represents the total return on the Company’s investment portfolio during the period and does not represent an actual return to stockholders.

(7)	The total return (without assuming reinvestment of distributions) for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016 was calculated by taking the net asset value per share as of the end of the period, adding the cash distributions per share which were declared during the period and dividing the total by the net asset value per share at the beginning of the period. The total return (without assuming reinvestment of distributions) does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of the Company’s common shares. The total return (without assuming reinvestment of distributions) includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return (without assuming reinvestment of distributions) in the table should not be considered a representation of the Company’s future total return (without assuming reinvestment of distributions), which may be greater or less than the return shown in the table due to a number of factors, including the Company’s ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities the Company acquires, the level of the Company’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculation set forth above represents the total return on the Company’s investment portfolio during the period and does not represent an actual return to stockholders.

(8)	Weighted average net assets during the period from January 6, 2016 (Commencement of Operations) through September 30, 2016 are used for this calculation. Ratios are not annualized. The following is a schedule of supplemental ratios for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016:

Period from January 6, 2016 (Commencement of Operations) through September 30, 2016
Ratio of capital gains incentive fees to average net assets	1.55%
Ratio of offering costs to average net assets	1.00%

FS Investment Corporation IV

Notes to Unaudited Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 10. Financial Highlights (continued)

(9)	Portfolio turnover for the period from January 6, 2016 (Commencement of Operations) through September 30, 2016 is not annualized.

(10)	Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets, less liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

FS Investment Corporation IV

Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheet of FS Investment Corporation IV (the Company) as of December 31, 2015. This consolidated financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of FS Investment Corporation IV as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP

Blue Bell, Pennsylvania

March 21, 2016

FS Investment Corporation IV

Consolidated Balance Sheet

(in thousands, except share and per share amounts)

December 31, 2015
Assets
Cash and cash equivalents	$200

Total assets	$200

Commitments and contingencies ($3,720)(1)

Stockholders’ Equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	$—
Class A common stock, $0.001 par value, 250,000,000 shares authorized, none issued and outstanding	—
Class D common stock, $0.001 par value, 250,000,000 shares authorized, none issued and outstanding	—
Class T common stock, $0.001 par value, 250,000,000 shares authorized, 20,000 issued and outstanding	—
Class I common stock, $0.001 par value, 350,000,000 shares authorized, none issued and outstanding	—
Capital in excess of par value	200

Total stockholders’ equity	$200

Net asset value per share of Class T common stock at period end	$10.00

(1)	See Note 5 for a discussion of the Company’s commitments and contingencies.

See notes to consolidated financial statement.

FS Investment Corporation IV

Notes to Consolidated Financial Statement

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

FS Investment Corporation IV, or the Company, was incorporated under the general corporation laws of the State of Maryland on February 25, 2015 and formally commenced investment operations on January 6, 2016 upon raising gross proceeds in excess of $1,000, or the minimum offering requirement, from sales of shares of its Class T common stock in its continuous public offering to persons who were not affiliated with the Company or the Company’s investment adviser, FSIC IV Advisor, LLC, or FSIC IV Advisor. FSIC IV Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, and an affiliate of the Company. Prior to satisfying the minimum offering requirement, the Company had no operations except for matters relating to its organization.

The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, the Company intends to elect to be treated for U.S. federal income tax purposes, and to qualify annually, as a regulated investment company, or RIC, as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. As of December 31, 2015, the Company had one wholly-owned subsidiary through which it currently holds a financing arrangement and one wholly-owned subsidiary through which it will hold interests in certain non-controlled portfolio companies. The consolidated financial statement includes both the Company’s accounts and the accounts of its wholly-owned subsidiaries as of December 31, 2015. All significant intercompany transactions have been eliminated in consolidation.

The Company’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation by investing primarily in senior secured loans and second lien secured loans of private U.S. companies. The Company seeks to generate superior risk-adjusted returns by focusing on debt investments in a broad array of private U.S. companies, including middle market companies, which the Company defines as companies with annual revenues of $50,000 to $2,500,000 at the time of investment. The Company may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from the Company’s target companies as primary market or directly originated investments. In connection with the Company’s debt investments, the Company may on occasion receive equity interests such as warrants or options as additional consideration. The Company may also purchase or otherwise acquire minority interests, in target companies, in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or other equity or the cash value of common stock or other equity. Any such minority interests are generally acquired in conjunction with one of the Company’s debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm. In addition, a portion of the Company’s portfolio may be comprised of corporate bonds, collateralized loan obligations, or CLOs, other debt securities and derivatives, including total return swaps and credit default swaps.

Since commencing its continuous public offering and through March 1, 2016, the Company has issued 1,415,677 shares of Class T common stock for gross proceeds of $14,825, including Class T common stock issued under its distribution reinvestment plan. As of March 1, 2016, the

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization (Continued)

Company had raised total gross proceeds of $15,025, including $200 of seed capital contributed by the principal of FSIC IV Advisor in February 2015 and $8,119 in gross proceeds from the principal of FSIC IV Advisor, members of the Company’s board of directors and individuals and entities affiliated with FSIC IV Advisor and GSO / Blackstone Debt Funds Management LLC, or GDFM, the Company’s investment sub-adviser.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying audited consolidated balance sheet of the Company has been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The Company is considered an investment company under GAAP and follows the accounting and reporting guidance applicable to investment companies. The Company has evaluated the impact of subsequent events through the date the financial statement was issued and filed with the U.S. Securities and Exchange Commission, or the SEC.

Use of Estimates: The preparation of the audited financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statement. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions, which are members of the Federal Deposit Insurance Corporation.

Valuation of Portfolio Investments: The Company will determine the net asset value of its investment portfolio each quarter. Securities will be valued at fair value as determined in good faith by the Company’s board of directors. In connection with that determination, FSIC IV Advisor will provide the Company’s board of directors with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by independent third-party valuation services.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

With respect to investments for which market quotations are not readily available, the Company will undertake a multi-step valuation process each quarter, as described below:

●	the Company’s quarterly fair valuation process will begin with FSIC IV Advisor’s management team reviewing and documenting valuations of each portfolio company or investment, which valuations may be obtained from an independent third-party valuation service, if applicable;

●	FSIC IV Advisor’s management team will then provide the valuation committee with the preliminary valuations for each portfolio company or investment;

●	preliminary valuations will then be discussed with the valuation committee;

●	the valuation committee will review the preliminary valuations and FSIC IV Advisor’s management team, together with its independent third-party valuation services, if applicable, will supplement the preliminary valuations to reflect any comments provided by the valuation committee;

●	following its review, the valuation committee will recommend that the Company’s board of directors approve the fair valuations; and

●	the Company’s board of directors will discuss the valuations and determine the fair value of each such investment in the Company’s portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSIC IV Advisor, the valuation committee and any independent third-party valuation services, if applicable.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Company’s audited consolidated financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Company’s consolidated financial statements. In making its determination of fair value, the Company’s board of directors may use any approved independent third-party pricing or valuation services. However, the Company’s board of directors will not be required to determine fair value in accordance with the valuation provided by any single source, and may use any relevant data, including information obtained from FSIC IV Advisor or any approved independent third-party valuation or pricing service that the Company’s board of directors deems to be reliable in determining fair value under the circumstances. Below is a description of factors that FSIC IV Advisor’s management team, any approved independent third-party valuation services and the Company’s board of directors may consider when determining the fair value of the Company’s investments.

Valuation of fixed income investments, such as loans and debt securities, will depend upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the borrower in relation to the face amount of its outstanding debt and the quality of collateral securing the Company’s debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (i.e., the security into which

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used. The Company’s equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Company’s board of directors, in its determination of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

FSIC IV Advisor’s management team, any approved independent third-party valuation services and the Company’s board of directors may also consider private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. FSIC IV Advisor’s management team, any approved independent third-party valuation services and the Company’s board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the smaller size of portfolio companies relative to comparable firms, as well as such other factors as the Company’s board of directors, in consultation with FSIC IV Advisor’s management team and any approved independent third-party valuation services, if applicable, may consider relevant in assessing fair value. Generally, the value of the Company’s equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

If the Company receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. The Company’s board of directors will subsequently value these warrants or other equity securities received at their fair value.

The fair values of the Company’s investments will be determined in good faith by the Company’s board of directors. The Company’s board of directors will be solely responsible for the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and consistently applied valuation process. The Company’s board of directors will delegate day-to-day responsibility for implementing the Company’s valuation policy to FSIC IV Advisor’s management team, and will authorize FSIC IV Advisor’s management team to utilize independent third-party valuation and pricing services that have been approved by the Company’s board of directors. The Company’s valuation committee will be responsible for overseeing FSIC IV Advisor’s implementation of the valuation process.

The Company intends to value all of its Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which will be

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

provided by independent third-party pricing services and screened for validity by such services. For investments for which third-party pricing services are unable to obtain quoted prices, the Company intends to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that the Company holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Company’s valuation committee will utilize independent third-party valuation services to value such investments on a quarterly basis.

The Company will periodically benchmark the bid and ask prices it receives from third-party pricing services and/or dealers, as applicable, against the actual prices at which the Company purchases and sells its investments. The Company may also use other methods, including the use of independent valuation firms, to determine fair value for securities for which it cannot obtain prevailing bid and ask prices through third-party pricing service or independent dealers, or where the Company’s board of directors otherwise may determine that the use of such other methods is appropriate. The Company will periodically benchmark the valuations provided by the independent valuation firms against the actual prices at which it purchases and sells its investments. The Company believes that these prices will be reliable indicators of fair value. The Company’s valuation committee and board of directors will review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation policy.

The Company will value its total return swap, or TRS, between its wholly-owned financing subsidiary, Cheltenham Funding LLC, or Cheltenham Funding, and Citibank, N.A., or Citibank, in accordance with the agreements between Cheltenham Funding and Citibank that collectively established the TRS, which agreements are collectively referred to herein as the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS is based on the increase or decrease in the value of the loans underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The loans underlying the TRS are valued by Citibank. Citibank bases its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to the Company for review and testing. The Company’s valuation committee and board of directors will review and approve the value of the TRS, as well as the value of the loans underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent the Company’s valuation committee or board of directors has any questions or concerns regarding the valuation of the loans underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS Agreement. See Note 6 for a discussion of the TRS.

Revenue Recognition: Security transactions are accounted for on the trade date. The Company records interest income on an accrual basis to the extent that it expects to collect such amounts. The Company records dividend income on the ex-dividend date. The Company does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt its ability to collect such income. The Company’s policy is to place investments on non-accrual status when there is reasonable doubt that interest income will be collected. The Company considers many factors relevant to an investment when placing it on or removing it from non-accrual status

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

including, but not limited to, the delinquency status of the investment, economic and business conditions, the overall financial condition of the underlying investment, the value of the underlying collateral, bankruptcy status, if any, and any other facts or circumstances relevant to the investment. If there is reasonable doubt that the Company will receive any previously accrued interest, then the interest income will be written-off. Payments received on non-accrual investments may be recognized as income or applied to principal depending upon the collectability of the remaining principal and interest. Non-accrual investments may be restored to accrual status when principal and interest become current and are likely to remain current based on the Company’s judgment.

Loan origination fees, original issue discount and market discount are capitalized and the Company amortizes such amounts as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount are recorded as interest income. Structuring and other non-recurring upfront fees are recorded as fee income when earned. The Company records prepayment premiums on loans and securities as fee income when it receives such amounts.

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency: Gains or losses on the sale of investments are calculated by using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized. Net change in unrealized gains or losses on foreign currency reflects the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

Capital Gains Incentive Fee: The Company entered into an investment advisory and administrative services agreement with FSIC IV Advisor, dated as of September 21, 2015, or the investment advisory and administrative services agreement. Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company accrues for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

While the investment advisory and administrative services agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, the Company includes unrealized gains in the

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to FSIC IV Advisor if the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though FSIC IV Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Based on an interpretation of the applicable language in the Advisers Act by the staff of the Division of Investment Management of the SEC, the Company “looks through” its TRS, in calculating the capital gains incentive fee. Under this “look through” methodology, the portion of the net settlement payments received by the Company pursuant to the TRS which would have represented net investment income to the Company had the Company held the loans underlying the TRS directly is treated as net investment income subject to the subordinated incentive fee on income payable to FSIC IV Advisor pursuant to the investment advisory and administrative services agreement, rather than as realized capital gains in accordance with GAAP, and any unrealized depreciation on individual loans underlying the TRS further reduces the capital gains incentive fee payable to FSIC IV Advisor with respect to realized gains. See Note 6 for a discussion of the TRS.

Subordinated Income Incentive Fee: Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor may also be entitled to receive a subordinated incentive fee on income. The subordinated incentive fee on income, which is calculated and payable quarterly in arrears, equals 20.0% of the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of the Company’s shares of common stock (including proceeds from its distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to the Company’s share repurchase program. As a result, FSIC IV Advisor will not earn this incentive fee for any quarter until the Company’s pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once the Company’s pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC IV Advisor is entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company’s pre-incentive fee net investment income for such quarter equals 2.34375%, or 9.375% annually, of adjusted capital. Thereafter, FSIC IV Advisor is entitled to receive 20.0% of the Company’s pre-incentive fee net investment income.

Organization Costs: Organization costs include, among other things, the cost of incorporating, including the cost of legal services and other fees pertaining to the Company’s organization. These costs will be expensed as the Company raises proceeds in its continuous public offering. During the period from February 25, 2015 (Inception) to December 31, 2015, the Company incurred organization costs of $317 which were paid on behalf of the Company by Franklin Square Holdings, L.P., or Franklin Square Holdings, the Company’s sponsor and an affiliate of FSIC IV Advisor (see Note 3).

Offering Costs: Offering costs include, among other things, marketing expense and printing, legal and due diligence fees and other costs pertaining to the Company’s continuous public

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (Continued)

offering of shares of its common stock, including the preparation of the Company’s Registration Statement on Form N-2 and salaries and direct expenses of FSIC IV Advisor’s personnel, employees of its affiliates and others while engaged in such activities. The Company will charge offering costs against capital in excess of par value on the balance sheet as the Company raises proceeds in its continuous public offering. During the period from February 25, 2015 (Inception) to December 31, 2015, the Company incurred offering costs of $3,403, which were paid on behalf of the Company by Franklin Square Holdings (see Note 3).

Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC IV Advisor became entitled to receive up to 0.75% of gross proceeds raised in the Company’s continuous public offering until all organization and offering costs funded by FSIC IV Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

Income Taxes: The Company intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally the Company’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, determined without regard to any deduction for distributions paid. As a RIC, the Company will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its stockholders. The Company intends to make distributions in an amount sufficient to qualify for and maintain its RIC tax treatment each year and to not pay any U.S. federal income taxes on income so distributed. The Company will also be subject to nondeductible U.S. federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no U.S. federal income taxes.

Uncertainty in Income Taxes: The Company evaluates its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the Company’s financial statement. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is “more likely than not” to be sustained assuming examination by taxing authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in its statements of operations. During the period from February 25, 2015 (Inception) to December 31, 2015, the Company did not incur any interest or penalties.

Distributions: Distributions to the Company’s stockholders are recorded as of the record date. Subject to applicable legal restrictions and the sole discretion of the Company’s board of directors, the Company currently declares regular cash distributions on a weekly basis and pays such distributions on a monthly basis. Net realized capital gains, if any, are distributed or deemed distributed at least annually.

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions

Compensation of the Investment Adviser and Dealer Manager

Pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor is entitled to an annual base management fee of 2.0% of the average weekly value of the Company’s gross assets and an incentive fee based on the Company’s performance. The Company commenced accruing fees under the investment advisory and administrative services agreement on January 6, 2016, upon commencement of the Company’s investment operations. Base management fees are paid on a quarterly basis in arrears.

The incentive fee consists of two parts. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears, equals 20.0% of the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.875% per quarter, or an annualized hurdle rate of 7.5%. For purposes of this fee, “adjusted capital” means cumulative gross proceeds generated from sales of the Company’s common stock (including proceeds from its distribution reinvestment plan) reduced for amounts paid for share repurchases pursuant to the Company’s share repurchase program. As a result, FSIC IV Advisor will not earn this incentive fee for any quarter until the Company’s pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.875%. Once the Company’s pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSIC IV Advisor will be entitled to a “catch-up” fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company’s pre-incentive fee net investment income for such quarter equals 2.34375% of adjusted capital, or 9.375% annually. This “catch-up” feature allows FSIC IV Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSIC IV Advisor will be entitled to receive 20.0% of the Company’s pre-incentive fee net investment income.

The second part of the incentive fee, which is referred to as the incentive fee on capital gains, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee equals 20.0% of the Company’s incentive fee capital gains (i.e., the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. The Company accrues for the capital gains incentive fee, which, if earned, is paid annually. The Company accrues the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSIC IV Advisor is based on realized gains and no such fee is payable with respect to unrealized gains unless and until such gains are actually realized. See Note 2 for a discussion of the treatment of the TRS with respect to the calculation of the capital gains incentive fee.

The Company reimburses FSIC IV Advisor for expenses necessary to perform services related to the Company’s administration and operations, including FSIC IV Advisor’s allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings, the Company’s sponsor and an affiliate of FSIC IV Advisor, providing administrative services to the Company on behalf of FSIC IV Advisor. The amount of this reimbursement is set at the lesser of

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

(1) FSIC IV Advisor’s actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FSIC IV Advisor allocates the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company’s board of directors reviews the methodology employed in determining how expenses are allocated to the Company and the proposed allocation of administrative expenses among the Company and certain affiliates of FSIC IV Advisor. The Company’s board of directors then assesses the reasonableness of such reimbursements for expenses allocated to the Company based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party service providers known to be available. In addition, the Company’s board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company’s board of directors compares the total amount paid to FSIC IV Advisor for such services as a percentage of the Company’s net assets to the same ratio as reported by other comparable BDCs. The Company does not reimburse FSIC IV Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSIC IV Advisor.

Franklin Square Holdings has funded certain of the Company’s organization and offering costs in the amount of $3,720 for the period from February 25, 2015 (Inception) to December 31, 2015. Under the investment advisory and administrative services agreement, there will be no liability on the Company’s part for the organization or offering costs funded by FSIC IV Advisor or its affiliates (including Franklin Square Holdings) until the Company satisfies the minimum offering requirement. On January 6, 2016, the investment advisory and administrative services agreement became effective upon satisfaction of the minimum offering requirement, and FSIC IV Advisor became entitled to receive up to 0.75% of the gross proceeds raised in the Company’s continuous public offering until all organization or offering costs incurred have been recovered. Since commencing its continuous public offering and through March 1, 2016, the Company has paid total reimbursements of $111 to FSIC IV Advisor and its affiliates for organization and offering costs funded by them.

Organization and offering costs primarily include legal, accounting, printing and other expenses relating to the Company’s continuous public offering, including costs associated with technology integration between the Company’s systems and those of its selected broker-dealers, marketing expenses, salaries and direct expenses of FSIC IV Advisor’s personnel, employees of its affiliates and others while engaged in registering and marketing the Company’s common stock, which includes the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

The dealer manager for the Company’s continuous public offering is FS2 Capital Partners, LLC, or FS2, which is one of the Company’s affiliates. Under an amended and restated dealer manager agreement, dated as of November 11, 2015, among the Company, FSIC IV Advisor and FS2, FS2 is entitled to receive upfront sales commissions in connection with the sale of shares of common stock in the Company’s continuous public offering, all or a portion of which may be re-allowed to selected broker-dealers and financial representatives.

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

Distribution Fee

Shares of Class T common stock are subject to an annual distribution fee of 1.40% of the estimated value of such shares, as determined in accordance with applicable rules of The Financial Industry Regulatory Authority, Inc., or FINRA. The distribution fee will be paid by the Company to the dealer manager of the Company’s continuous public offering, FS2, who is an affiliate of the Company. The distribution fee will be paid pursuant to a distribution plan adopted by the Company in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to the Company. Among other requirements, such plan must be approved annually by a vote of the Company’s board of directors, including the directors who are not “interested persons” as defined in the 1940 Act and have no direct or indirect financial interest in the operation of such plan or in any agreements related to such plan.

All or a portion of the distribution fee may be re-allowed by the dealer-manager to selected broker-dealers and financial representatives participating in the Company’s continuous public offering. The amount and timing of the reallowance will be based on such factors as the number of shares they sold in the offering, the assistance they provided in marketing the offering and due diligence expenses they incurred. The distribution fee is intended, in part, to compensate the dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of shares of Class T common stock as well as for services rendered by the dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares.

The distribution fee will accrue daily, beginning on February 1, 2017, and will be paid on a monthly basis. The distribution fee is payable with respect to all shares of Class T common stock, other than shares issued under the Company’s distribution reinvestment plan. The distribution fee will terminate upon the earliest of: (i) a liquidity event; (ii) the Company’s dealer manager advising the Company that the aggregate underwriting compensation from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, dealer manager fees, distribution fees and any other underwriting compensation paid to participating broker-dealers with respect to all Class T shares would be in excess of 10% of the gross proceeds from the offering; and (iii) when the total underwriting compensation received from the upfront sales load and distribution fee attributable to Class T shares equal 8.95% of gross offering proceeds, or the sales charge cap. The sales charge cap applicable to certain Class T shares will be reduced by the amount of any upfront selling commission that is waived for such shares.

Capital Contributions by FSIC IV Advisor and GDFM

In February 2015, Michael C. Forman, the principal of FSIC IV Advisor, contributed $200, which was used in its entirety to purchase 20,000 shares of Class T common stock at $10.00 per share. Mr. Forman will not tender these shares of common stock for repurchase as long as FSIC IV Advisor remains the Company’s investment adviser.

As of March 1, 2016, the Company had issued an aggregate of 783,918 shares of Class T common stock for aggregate gross proceeds of $8,119 to the principal of FSIC IV Advisor,

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

members of the Company’s board of directors and individuals and entities affiliated with FSIC IV Advisor and GDFM, including shares of common stock sold to Mr. Forman in February 2015.

Potential Conflicts of Interest

FSIC IV Advisor’s senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC, the investment advisers to certain other BDCs and a closed-end management investment company affiliated with Franklin Square Holdings. As a result, such personnel provide investment advisory services to the Company and each of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund. While none of FSIC IV Advisor, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than the Company, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSIC IV Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objectives and strategies, if necessary, so that the Company will not be disadvantaged in relation to any other client of FSIC IV Advisor or its management team. In addition, even in the absence of FSIC IV Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and/or FS Global Credit Opportunities Fund rather than to the Company.

Exemptive Relief

As a BDC, the Company is subject to certain regulatory restrictions in making its investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief to affiliates of the Company, upon which the Company may rely, and which permits the Company, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSIC IV Advisor, including FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and any future BDCs that are advised by FSIC IV Advisor or its affiliated investment advisers, or collectively the Company’s co-investment affiliates. The Company believes this relief will enhance its ability to further its investment objectives and strategy. The Company believes this relief may also increase favorable investment opportunities for the Company, in part, by allowing it to participate in larger investments, together with the Company’s co-investment affiliates, than would be available to it if such relief had not been obtained. Because the Company’s affiliates did not seek exemptive relief to engage in co-investment transactions with GDFM and its affiliates, the Company is permitted to co-invest with GDFM and its affiliates only in accordance with existing regulatory guidance.

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

Expense Reimbursement

Pursuant to an amended and restated expense support and conditional reimbursement agreement, dated as of October 9, 2015, by and between Franklin Square Holdings and the Company, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company’s distributions to stockholders will be paid from its offering proceeds or borrowings. However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company’s distributions to stockholders may also be deemed to constitute a return of capital to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to stockholders. Under those circumstances, Franklin Square Holdings will not reimburse the Company for the portion of such distributions to stockholders that represent a return of capital, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to stockholders.

Under the expense reimbursement agreement, Franklin Square Holdings will reimburse the Company quarterly for expenses in an amount equal to the difference between the Company’s cumulative distributions paid to its stockholders in each quarter, less the sum of the Company’s net investment company taxable income, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

Pursuant to the expense reimbursement agreement, the Company has a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of the Company’s net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the cumulative distributions paid by the Company to its stockholders during such quarter; provided, however, that (i) the Company will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings with respect to any calendar quarter to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause “other operating expenses” (as defined below) (on an annualized basis and net of any expense support payments received by the Company during such fiscal year) to exceed the lesser of (A) 1.75% of the Company’s average net assets attributable to shares of common stock for the fiscal year-to-date period after taking such payments into account and (B) the percentage of the Company’s average net assets attributable to its common stock represented by “other operating expenses” during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) will not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year); and (ii) the Company will not reimburse Franklin

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (Continued)

Square Holdings for expense support payments made by Franklin Square Holdings if the annualized rate of regular cash distributions declared by the Company at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by the Company at the time Franklin Square Holdings made the expense support payment to which such reimbursement payment relates. The Company is not obligated to pay interest on the reimbursements it is required to make to Franklin Square Holdings under the expense reimbursement agreement. “Other operating expenses” means the Company’s total “operating expenses” (as defined below), excluding base management fees, incentive fees, distribution fees, organization and offering costs, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. “Operating expenses” means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

The Company or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to make such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income.

The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. Upon termination of the expense reimbursement agreement by Franklin Square Holdings, Franklin Square Holdings will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, the Company’s conditional obligation to reimburse Franklin Square Holdings pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

Franklin Square Holdings is controlled by the Company’s chairman, president and chief executive officer, Michael C. Forman, and Franklin Square Holdings’ co-founder, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of the Company’s expenses in future quarters.

Note 4. Share Repurchase Program

Beginning with the first full calendar quarter following January 6, 2016, and on a quarterly basis thereafter, the Company intends to offer to repurchase shares of common stock on such terms as may be determined by the Company’s board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of the Company’s board of directors, such repurchases would not be in the best interests of the Company’s stockholders or would violate applicable law. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which the Company repurchases shares of common stock pursuant to its share repurchase program, it expects to conduct repurchases on the same date that it holds its first weekly closing in such month for the sale of shares of common stock in its continuous public offering. Any offer to repurchase shares of common stock will be conducted solely through tender offer materials mailed to each stockholder.

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 4. Share Repurchase Program (Continued)

The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares of common stock and under what terms:

●	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);

●	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);

●	the Company’s investment plans and working capital requirements;

●	the relative economies of scale with respect to the Company’s size;

●	the Company’s history in repurchasing shares of common stock or portions thereof; and

●	the condition of the securities markets.

The Company currently intends to limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock it can repurchase with the proceeds it receives from the issuance of shares of common stock under its distribution reinvestment plan. Because the Company’s distribution reinvestment plan will be structured as an “opt in” program that requires stockholders to affirmatively elect to have their cash distributions reinvested in additional shares of common stock, such requirement may contribute to the illiquidity of the Company’s shares of common stock. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock. In addition, beginning with the calendar quarter ending June 30, 2016, the Company will limit the number of shares of common stock to be repurchased in any calendar year to 10% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares of common stock that the Company offers to repurchase may be less in light of the limitations noted above. The Company’s board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. The Company intends to offer to repurchase such shares of common stock at the net offering price in effect on each date of repurchase. The Company’s board of directors may amend, suspend or terminate the share repurchase program at any time, upon 30 days’ notice.

If a stockholder tenders his or her shares for repurchase by the Company prior to the fifth anniversary of the date such shares were purchased or, if such shares were purchased prior to January 6, 2017, within the period from the date of purchase to February 1, 2022, such shares may be subject to a contingent deferred sales charge. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The amount of the contingent deferred sales charge is payable on a declining annual basis depending on how long the stockholder holds the Class T shares, and is measured from the date of purchase. If the Class T shares are tendered for repurchase: (i) prior to the first anniversary, the charge is 3.90%; (ii) prior to the second anniversary, the charge is 3.12%; (iii) prior to the third anniversary, the

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 4. Share Repurchase Program (Continued)

charge is 2.34%; (iv) prior to the fourth anniversary, the charge is 1.56%; and (v) prior to the fifth anniversary, the charge is 0.78%. For shares purchased prior to January 6, 2017, the anniversary date for the applicable year shall be measured from February 1, 2017. The contingent deferred sales charge is not payable with respect to shares issued under the Company’s distribution reinvestment plan. If a stockholder tenders a portion of his or her shares, shares received pursuant to our distribution reinvestment plan will be redeemed first. After all such shares have been redeemed, shares will be redeemed on a first-in, first-out basis.

Note 5. Commitments and Contingencies

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of FSIC IV Advisor has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material effect upon its financial condition or results of operations.

See Note 3 for a discussion of the Company’s commitments to FSIC IV Advisor and its affiliates (including Franklin Square Holdings) for the reimbursement of organization and offering costs funded by Franklin Square Holdings.

Note 6. Subsequent Events

Satisfaction of Minimum Offering Requirement and Commencement of Operations

On January 6, 2016, the Company formally commenced investment operations upon raising gross proceeds in excess of $1,000 from sales of shares of its Class T common stock in its continuous public offering to persons who were not affiliated with the Company or FSIC IV Advisor. On such date, the Company issued 867,757 shares of Class T common stock for gross proceeds of $9,022 pursuant to its public offering, including an aggregate of 755,115 shares of Class T common stock for aggregate gross proceeds of $7,828 from the principal of FSIC IV Advisor, members of the Company’s board of directors and individuals and entities affiliated with FSIC IV Advisor and GDFM.

Declaration of Regular Weekly Cash Distributions

On January 6, 2016 and March 8, 2016, the Company announced that its board of directors declared regular weekly cash distributions for January 2016 through March 2016 and April 2016 through June 2016, respectively, each in the amount of $0.012463 per share, which have been or will be paid monthly to stockholders of record as of weekly record dates previously determined by the Company’s board of directors. The timing and amount of any future

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 6. Subsequent Events (Continued)

distributions to stockholders are subject to applicable legal restrictions and the sole discretion of the Company’s board of directors.

Citibank Total Return Swap

On January 19, 2016, Cheltenham Funding entered into the TRS for a portfolio of senior secured floating rate loans with Citibank.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables the Company, through its ownership of Cheltenham Funding, to obtain the economic benefit of owning the loans subject to the TRS, without actually owning them, in return for an interest-type payment to Citibank. As such, the TRS is analogous to Cheltenham Funding borrowing funds to acquire loans and incurring interest expense to a lender.

Until the date on which the reference portfolio under the TRS meets the full set of diversity and other portfolio criteria required under the TRS documents, or the Portfolio Criteria Satisfaction Date, the Company will guarantee Cheltenham Funding’s obligations under the TRS, or the Guarantee. Thereafter, the Guarantee will terminate and the obligations of Cheltenham Funding under the TRS will be non-recourse to the Company. Accordingly, on and after the Portfolio Criteria Satisfaction Date, the Company’s exposure under the TRS will be limited to the value of the Company’s investment in Cheltenham Funding, which generally will equal the value of cash collateral provided by Cheltenham Funding under the TRS.

Pursuant to the terms of the TRS, Cheltenham Funding may select a portfolio of loans with a maximum aggregate market value (determined at the time each such loan becomes subject to the TRS) of $20,000. Cheltenham Funding is required to initially cash collateralize a specified percentage of each loan included under the TRS in accordance with margin requirements described in the agreements between Cheltenham Funding and Citibank that collectively establish the TRS, or collectively, the TRS Agreement. Under the terms of the TRS, Cheltenham Funding has agreed not to draw upon, or post as collateral, such cash collateral in respect of other financings or operating requirements prior to the termination of the TRS. Neither the cash collateral required to be posted with Citibank nor any other assets of Cheltenham Funding are available to pay the debts of the Company.

Pursuant to the terms of an investment management agreement that the Company has entered into with Cheltenham Funding, the Company acts as the investment manager of the rights and obligations of Cheltenham Funding under the TRS, including selecting the specific loans to be

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 6. Subsequent Events (Continued)

included in the portfolio of loans subject to the TRS. Accordingly, the loans selected by Cheltenham Funding for purposes of the TRS are selected by the Company in accordance with its investment objectives and strategy to generate current income and, to a lesser extent, long-term capital appreciation. In addition, pursuant to the terms of the TRS, Cheltenham Funding may select any loan or obligation available in the market to be included in the portfolio of loans that meets the obligation criteria set forth in the TRS Agreement.

Each individual loan, and the portfolio of loans taken as a whole, must meet criteria described in the TRS Agreement, including a requirement that substantially all of the loans underlying the TRS be rated by Moody’s Investors Services, Inc. and Standard & Poor’s Rating Services and quoted by (a) at least three nationally-recognized pricing services prior to the Portfolio Criteria Satisfaction Date and (b) thereafter, at least two nationally-recognized pricing services or just one nationally recognized pricing service so long as the underlying loan meets other specified criteria. Under the terms of the TRS, Citibank, as calculation agent, determines whether there has been a failure to satisfy the portfolio criteria in the TRS. If such failure continues for 30 days following the delivery of notice thereof, then Citibank has the right, but not the obligation, to terminate the TRS. Cheltenham Funding receives from Citibank all interest and fees payable in respect of the loans included in the portfolio. Cheltenham Funding pays to Citibank interest at a rate equal to the one-month London Interbank Offered Rate, plus (a) 1.60% per annum prior to the Portfolio Criteria Satisfaction Date and (b) thereafter, 1.50% per annum, in both cases on the full notional amount of the loans subject to the TRS. In addition, upon the termination or repayment of any loan subject to the TRS, Cheltenham Funding will either receive from Citibank the appreciation in the value of such loan or pay to Citibank any depreciation in the value of such loan.

Under the terms of the TRS, Cheltenham Funding may be required to post additional cash collateral, on a dollar-for-dollar basis, in the event of depreciation in the value of the underlying loans below a specified amount. The limit on the additional collateral that Cheltenham Funding may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the loans underlying the TRS and the amount of cash collateral already posted by Cheltenham Funding. The amount of collateral required to be posted by Cheltenham Funding is determined primarily on the basis of the aggregate value of the underlying loans.

Except as required under the Guarantee, the Company has no contractual obligation to post any such additional collateral or to make any interest payments to Citibank. When the Guarantee is no longer in effect and payment thereunder to satisfy Cheltenham Funding’s obligations is no longer required, the Company may, but is not obligated to, increase its equity investment in Cheltenham Funding for the purpose of funding any additional collateral or payment obligations for which Cheltenham Funding may become obligated during the term of the TRS. If the Company does not make any such additional investment in Cheltenham Funding and Cheltenham Funding fails to meet its obligations under the TRS, then Citibank will have the right to terminate the TRS and seize the cash collateral posted by Cheltenham Funding under the TRS. In the event of an early termination of the TRS, Cheltenham Funding would be required to pay an early termination fee.

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 6. Subsequent Events (Continued)

Citibank may terminate the TRS on or after January 19, 2017, the first anniversary of the effectiveness of the TRS (unless certain specified events permit Citibank to terminate the TRS on an earlier date). Cheltenham Funding may terminate the TRS at any time upon providing no more than 30 days, and no less than 10 days, prior notice to Citibank. Cheltenham Funding will be required to pay an early termination fee to Citibank if it elects to terminate the TRS prior to the one year anniversary of the effective date. Under the terms of the TRS, the early termination fee will equal the present value of a stream of monthly payments which would be owed by Cheltenham Funding to Citibank for the period from the termination date through and including January 19, 2017. Such monthly payments will equal the product of (x) 85%, multiplied by (y) the maximum notional amount of the TRS ($20,000), multiplied by (z) 1.60% or 1.50% per annum, as applicable. Other than during the first 90 days and last 30 days of the term of the TRS, Cheltenham Funding is required to pay a minimum usage fee if less than 85% of the maximum notional amount of the TRS is utilized and an unused fee on any amounts unutilized if greater than 85% but less than 100% of the maximum notional amount of the TRS is utilized.

The value of the TRS is based primarily on the valuation of the underlying portfolio of loans subject to the TRS. Pursuant to the terms of the TRS, on each business day, Citibank values each underlying loan in good faith on a mark-to-market basis by determining how much Citibank would receive on such date if it sold the loan in the open market. Citibank reports the mark-to-market values of the underlying loans to Cheltenham Funding.

In connection with the TRS, Cheltenham Funding has made customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Included among the customary events of default and termination events in the TRS Agreement are: (a) a failure to satisfy the portfolio criteria or obligation criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Cheltenham Funding or the Company with respect to indebtedness in an amount equal to or greater than $100 or $10,000, respectively; (d) Cheltenham Funding ceasing to be the Company’s wholly-owned subsidiary; (e) either the Company or Cheltenham Funding amending its constituent documents to alter its investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; (f) the Company ceasing to be the investment manager of Cheltenham Funding or having authority to enter into transactions under the TRS on behalf of Cheltenham Funding, and not being replaced by an entity reasonably acceptable to Citibank; (g) FSIC IV Advisor (or an entity reasonably acceptable to Citibank) ceasing to be the Company’s investment adviser or GDFM (or an affiliate) ceasing to be the investment sub-adviser to FSIC IV Advisor; (h) Cheltenham Funding failing to comply with its investment strategies or restrictions to the extent such non-compliance has or could reasonably be expected to have a material adverse effect; (i) Cheltenham Funding becoming liable in respect of any obligation for borrowed money, other than arising under the TRS Agreement; (j) the Company dissolves or liquidates; (k) there occurs, without the prior consent of Citibank, any material change to or departure from the Company’s policies or the policies of Cheltenham Funding that may not be changed without the vote of the Company’s stockholders and that relates to Cheltenham Funding’s performance of its obligations under the TRS Agreement; and (l) the Company violates certain provisions of the 1940 Act, or the Company’s election to be regulated as a BDC under the 1940 Act is revoked or withdrawn.

FS Investment Corporation IV

Notes to Consolidated Financial Statement (Continued)

(in thousands, except share and per share amounts)

Note 6. Subsequent Events (Continued)

Consistent with current SEC guidance, for purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Cheltenham Funding under the TRS, as a senior security for the life of the TRS. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Further, for purposes of Section 55(a) under the 1940 Act, the Company will treat each loan underlying the TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The Company may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

APPENDIX 1

The following is a schedule of financial highlights of FS Investment Corporation for the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012, 2011 and 2010:

	Nine Months Ended September 30, 2016 (unaudited)	Year Ended December 31,
		2015	2014	2013	2012	2011	2010
Per Share Data:(1)
Net asset value, beginning of period	$9.10	$9.83	$10.18	$9.97	$9.35	$9.42	$9.10
Results of operations(2)
Net investment income (loss)	0.64	1.10	0.97	0.96	0.59	0.76	0.40
Net realized and unrealized appreciation (depreciation) on investments and total return swap and gain/loss foreign currency	0.35	(0.94)	(0.19)	0.08	0.86	(0.19)	0.81

Net increase (decrease) in net assets resulting from operations	0.99	0.16	0.78	1.04	1.45	0.57	1.21

Stockholder distributions(3)
Distributions from net investment income	(0.67)	(0.75)	(0.79)	(0.83)	(0.63)	(0.78)	(0.55)
Distributions from net realized gain on investments	—	(0.14)	(0.29)	—	(0.23)	(0.13)	(0.32)

Net decrease in net assets resulting from stockholder distributions	(0.67)	(0.89)	(1.08)	(0.83)	(0.86)	(0.91)	(0.87)

Capital share transactions
Issuance of common stock(4)	0.00	0.00	0.00	0.00	0.04	0.34	0.10
Repurchases of common stock(5)	—	—	(0.05)	—	—	—	—
Offering costs(2)	—	—	—	—	(0.01)	(0.07)	(0.07)
Reimbursement to investment adviser(2)	—	—	—	—	—	—	(0.10)
Capital contributions of investment adviser(2)	—	—	—	—	—	—	0.05

Net increase (decrease) in net assets resulting from capital share transactions	—	—	(0.05)	—	0.03	0.27	(0.02)

Net asset value, end of period	9.42	$9.10	$9.83	$10.18	$9.97	$9.35	$9.42

Per share market value, end of period	9.47	$8.99	$9.93	—	—	—	—

Shares outstanding, end of period	243,488,590	242,847,016	240,896,559	259,320,161	251,890,821	160,390,540	41,332,661

Total return based on net asset value(6)	10.88%	1.63%	7.17%	10.43%	15.83%	8.93%	13.08%

Total return based on market value(7)	13.23%	(0.78)%	5.52%	—	—	—	—

(1)	Per share data may be rounded in order to recompute the ending net asset value per share.

(2)	The per share data was derived by using the weighted average shares outstanding during the applicable period.

(3)	The per share data for distributions reflects the actual amount of distributions paid per share during the applicable period.

(4)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of FS Investment Corporation’s common stock, as applicable, pursuant to FS Investment Corporation’s distribution reinvestment plan. The issuance of common stock at a price that is greater than the net asset value per share results in an increase in net asset value per share.

(5)	The modified “Dutch auction” tender offer conducted in April 2014 (which expired on May 28, 2014) by FS Investment Corporation in connection with the listing of its shares on the NYSE and the purchase of shares of common stock pursuant thereto on June 4, 2014 resulted in a reduction to net asset value as a result of FS Investment Corporation repurchasing shares at a price greater than its net asset value per share. The per share impact of FS Investment Corporation’s repurchases of common stock is a reduction to net asset value of less than $0.01 per share during the years ended December 31, 2013, 2012, 2011 and 2010.

(6)

The total return based on net asset value for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share that were declared during the period and dividing the total by the net asset value per share at the beginning of the applicable period. The total return based on net asset value does not consider the effect of any sales commissions or charges incurred in connection with the sale of shares of FS Investment Corporation’s common stock. The historical calculation of total return based on net asset value in the table should not be considered a representation of FS Investment Corporation’s future total return based on net asset value, which may be greater or less than the return shown in the table due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities it acquires, the level of its expenses,

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variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Investment Corporation’s investment portfolio during the applicable period. These return figures do not represent an actual return to stockholders.

(7)	The total return based on market value for the nine months ended September 30, 2016 and year ended December 31, 2015 was calculated based on the change in market price during the applicable period, including the impact of distributions reinvested in accordance with the FS Investment Corporation’s distribution reinvestment plan. The total return based on market value for the year ended December 31, 2014 was calculated based on the change in market price during the period from April 16, 2014 (the first day the shares began trading on the NYSE) to December 31, 2014, including the impact of distributions reinvested in accordance with FS Investment Corporation’s distribution reinvestment plan. Total return based on market value does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation’s common stock. The historical calculation of total return based on market value in the table should not be considered a representation of its future total return based on market value, which may be greater or less than the return shown in the table due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets, general economic conditions and fluctuations in per share market value. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

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APPENDIX 2

The following is a schedule of financial highlights of FS Investment Corporation II for the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014, 2013 and 2012. The financial highlights of FS Investment Corporation II for the period from July 13, 2011 (Inception) to December 31, 2011 have been omitted because FS Investment Corporation II did not have investment operations as of December 31, 2011.

	Nine Months Ended September 30, 2016 (Unaudited)	Year Ended December 31,
		2015	2014	2013	2012
Per Share Data(1):
Net asset value, beginning of period	$8.37	$9.30	$9.39	$9.16	$9.00
Results of operations(2)
Net investment income (loss)	0.58	0.92	0.80	0.62	0.12
Net realized and unrealized appreciation (depreciation) on investments, total return swap, credit default swaps and gain/loss on foreign currency	0.42	(1.11)	(0.17)	0.27	0.73

Net increase (decrease) in net assets resulting from operations	1.00	(0.19)	0.63	0.89	0.85

Stockholder distributions(3)
Distributions from net investment income	(0.55)	(0.72)	(0.69)	(0.69)	(0.28)
Distributions from net realized gain on investments	(0.02)	(0.03)	(0.05)	(0.07)	(0.11)

Net decrease in net assets resulting from stockholder distributions	(0.57)	(0.75)	(0.74)	(0.76)	(0.39)

Capital share transactions
Issuance of common stock(4)	0.00	0.01	0.03	0.15	0.07
Repurchases of common stock(5)	0.00	—	—	—	—
Offering costs(2)	—	—	(0.01)	(0.05)	(0.28)
Reimbursement to investment adviser(2)	—	—	—	—	(0.33)
Capital contributions of investment adviser(2)	—	—	—	—	0.24

Net increase (decrease) in net assets resulting from capital share transactions	0.00	0.01	0.02	0.10	(0.30)

Net asset value, end of period	$8.80	$8.37	$9.30	$9.39	$9.16

Shares outstanding, end of period	326,680,550	321,507,876	313,037,127	254,572,096	57,612,806

Total return(6)	12.36%	(2.37)%	6.97%	11.12%	6.09%
Total return (without assuming reinvestment of distributions)(7)	11.95%	(1.94)%	6.92%	10.81%	6.11%

(1)	Per share data may be rounded in order to recompute the ending net asset value per share.

(2)	The per share data was derived by using the weighted average shares outstanding during the nine months ended September 30, 2016, the years ended December 31, 2015, 2014 and 2013 and the period from June 18, 2012 (Commencement of Operations) through December 31, 2012.

(3)	The per share data for distributions reflects the actual amount of distributions paid per share during the applicable period.

(4)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in FS Investment Corporation II’s continuous public offering, as applicable, and pursuant to the FS Investment Corporation II’s distribution reinvestment plan. The issuance of common stock at an offering price, net of sales commissions and dealer manager fees, that is greater than the net asset value per share results in an increase in net asset value per share.

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(5)	The per share impact of FS Investment Corporation II’s repurchases of common stock is a reduction to net asset value of less than $0.01 per share during the period.

(6)	The total return for each period presented was calculated based on the change in net asset value during the applicable period, including the impact of distributions reinvested in accordance with FS Investment Corporation II’s distribution reinvestment plan. The total return does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation II’s common stock. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of FS Investment Corporation II’s future total return, which may be greater or less than the return shown in the table due to a number of factors, including FS Investment Corporation II’s ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities FS Investment Corporation II acquires, the level of FS Investment Corporation II’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which FS Investment Corporation II encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Investment Corporation II’s investment portfolio during the applicable period and do not represent an actual return to stockholders. The total return for the years ended December 31, 2015, 2014, 2013 and 2012 is unaudited.

(7)	The total return (without assuming reinvestment of distributions) for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share which were declared during the applicable period and dividing the total by the net asset value per share at the beginning of the applicable period. The total return (without assuming reinvestment of distributions) does not consider the effect of any sales commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation II’s common stock. The total return (without assuming reinvestment of distributions) includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return (without assuming reinvestment of distributions) in the table should not be considered a representation of FS Investment Corporation II’s future total return (without assuming reinvestment of distributions) which may be greater or less than the return shown in the table due to a number of factors, including FS Investment Corporation II’s ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities FS Investment Corporation II acquires, the level of FS Investment Corporation II’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Company encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return (without assuming reinvestment of distributions) on FS Investment Corporation II’s investment portfolio during the applicable period and do not represent an actual return to stockholders.

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APPENDIX 3

The following is a schedule of financial highlights of FS Investment Corporation III for the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2014. The financial highlights of FS Investment Corporation III for the period from January 7, 2013 (Inception) to December 31, 2013 have been omitted because FS Investment Corporation III did not have operations as of December 31, 2013.

	Nine Months Ended September 30, 2016 (Unaudited)	Year Ended December 31,
		2015	2014
Per Share Data(1):
Net asset value, beginning of period	$7.85	$8.63	$9.00
Results of operations(2)
Net investment income (loss)	0.48	0.65	0.45
Net realized and unrealized appreciation (depreciation) on investments, total return swap and credit default swaps and unrealized gain/loss on foreign currency	0.65	(1.16)	(0.62)

Net increase (decrease) in net assets resulting from operations	1.13	(0.51)	(0.17)

Stockholder distributions(3)
Distributions from net investment income	(0.52)	(0.70)	(0.52)
Distributions from net realized gain on investments	—	—	0.00

Net decrease in net assets resulting from stockholder distributions	(0.52)	(0.70)	(0.52)

Capital share transactions
Issuance of common stock(4)	0.01	0.47	0.47
Repurchase of common stock(5)	—	—	—
Offering costs(2)	—	(0.04)	(0.11)
Payments to investment adviser for offering and organization costs(2)	—	—	(0.09)
Capital contributions of investment adviser(2)	—	—	0.05

Net increase (decrease) in net assets resulting from capital share transactions	0.01	0.43	0.32

Net asset value, end of period	$8.47	$7.85	$8.63

Shares outstanding, end of period	268,659,345	241,270,590	97,578,402

Total return(6)	15.11%	(1.48)%	1.33%

Total return (without assuming reinvestment of distributions)(7)	14.52%	(0.93)%	1.67%

(1)	Per share data may be rounded in order to recomputed the ending net asset value per share.

(2)	The per share data was derived by using the weighted average shares outstanding during the applicable period.

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(3)	The per share data for distributions reflects the actual amount of distributions paid per share during the applicable period.

(4)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in FS Investment Corporation III’s continuous public offering and pursuant to FS Investment Corporation III’s distribution reinvestment plan. The issuance of common stock at an offering price, net of sales commissions and dealer manager fees, that is greater than the net asset value per share results in an increase in net asset value per share.

(5)	The per share impact of FS Investment Corporation III’s repurchase of common stock to net asset value is less than $0.01 per share during each period.

(6)	The total return for each period presented was calculated based on the change in net asset value during the applicable period, including the impact of distributions reinvested in accordance with FS Investment Corporation III’s distribution reinvestment plan. The total return does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation III’s common stock. The total return includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of FS Investment Corporation III’s future total return, which may be greater or less than the return shown in the table due to a number of factors, including FS Investment Corporation III’s ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities FS Investment Corporation III acquires, the level of FS Investment Corporation III’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which FS Investment Corporation III encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Investment Corporation III’s investment portfolio during the applicable period and do not represent an actual return to stockholders. The total return for the years ended December 31, 2015, 2014 and 2013 is unaudited.

(6)	The total return (without assuming reinvestment of distributions) for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share which were declared during the applicable period and dividing the total by the net asset value per share at the beginning of the applicable period. The total return (without assuming reinvestment of distributions) does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of shares of FS Investment Corporation III’s common stock. The total return (without assuming reinvestment of distributions) includes the effect of the issuance of shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return (without assuming reinvestment of distributions) in the table should not be considered a representation of FS Investment Corporation III’s future total return (without assuming reinvestment of distributions) which may be greater or less than the return shown in the table due to a number of factors, including FS Investment Corporation III’s ability or inability to make investments in companies that meet its investment criteria, the interest rates payable on the debt securities FS Investment Corporation III acquires, the level of FS Investment Corporation III’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which FS Investment Corporation III encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Investment Corporation III’s investment portfolio during the applicable period and do not represent an actual return to stockholders.

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APPENDIX A—FORM OF SUBSCRIPTION AGREEMENT

FS INVESTMENTS®
FS INVESTMENT CORPORATION IV
Subscription Agreement | Class T V7.1
The undersigned hereby tenders this subscription and applies for the purchase of the dollar amount of shares of common stock (the “Shares”) of FS Investment Corporation IV, a Maryland corporation (the “Company”), set forth below.
1 Investment Mark initial or additional investment
Subscription amount $
Initial investment ($5,000 minimum initial investment)
Additional investment ($500 minimum additional investment)
2 Investment type Select only one
CLASS T SHARES (FUND 3956)
CLASS T SHARES (FUND XXXX)
Public offering price
Wrap fee arrangement at your broker-dealer
Advisory options determined by arrangement on file with FS Investment Solutions, LLC.
Net of upfront commission
By a registered representative on his or her own behalf. Subject to all other fees and expenses, including dealer manager fees and annual distribution fees. Please see the prospectus for additional information.
3 Ownership Select only one
Please complete part A of Section 5.
SINGLE OWNER
Individual
To make a transfer on death (TOD) designation, attach a completed TOD form. TOD forms can be found on www.fsinvestments.com. MULTIPLE OWNERS
Community property
Tenants in common
Joint tenants with rights of survivorship
To make a TOD designation, attach a completed TOD form. TOD forms can be found on www.fsinvestments.com.
MINOR ACCOUNT
UGMA: State of
UTMA: State of
Please complete part A of Section 5.
QUALIFIED PLAN ACCOUNT
Traditional IRA
Roth IRA
Rollover IRA
SIMPLE IRA
SEP IRA
Beneficial IRA
Other
(please specify)
Please complete part B of Section 5.
OTHER ACCOUNT
Supporting documents are required
Qualified pension
Corporation: S-Corp
Corporation: C-Corp
Profit-sharing plan
Keogh
Partnership
Estate
Trust
401(k)
Other
(please specify)
The FS Trustee Certification of Investment Powers Form for Trust Accounts may be completed in lieu of providing trust documents. You can obtain this form by visiting www.fsinvestments.com.
4 Custodial arrangement If applicable
Name of custodian
Custodian phone #
Mailing address
(street) (city, state) (ZIP)
To be completed by custodian above
Custodian tax ID #
Custodian authorization:
Custodian account #
1–4 V7.1

FS Investment Corporation IV – Subscription Agreement | Class T V7.1
5 Investor information Please print
A Individual owner/beneficial owner
(first, middle, last)
SSN Date of birth
(mm/dd/yyyy)
Joint owner/beneficial owner
(first, middle, last)
SSN Date of birth
(mm/dd/yyyy)
Mailing address
(You must include a permanent U.S. street address even if your mailing address is a P.O. Box) (city, state) (ZIP)
U.S. street address
(Leave blank if your U.S. street address and mailing address are the same) (city, state) (ZIP)
Phone # Email address
CITIZENSHIP U.S. citizen Resident alien Non-resident alien (form W-8BEN is required)
(country) (country)
B Trust/Corp/Partnership/Other
SSN/Tax ID Date of formation
(mm/dd/yyyy)
Mailing address
(You must include a permanent U.S. street address even if your mailing address is a P.O. Box) (city, state) (ZIP)
U.S. street address
(Leave blank if your U.S. street address and mailing address are the same) (city, state) (ZIP)
Trustee(s)/authorized person(s)
Trustee(s)/authorized person(s) SSN Date of birth
(mm/dd/yyyy)
Trustee(s)/authorized person(s) U.S. street address
(street) (city, state) (ZIP)
In lieu of receiving documents by mail, you can enroll in the FS Investments Paperless Green Program. Please visit www.fsinvestments.com, and click the “Log into the investor portal” button. Follow this link to the electronic consent and fill out the required account information.
6 Distributions
If this election is not completed, the Company will default to sending the investor’s cash distributions out by check to his or her address of record provided in Section 5 or to the custodian indicated in Section 4, as applicable. I (We) acknowledge that distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be made after payment of fees and expenses, as well as any sales load.
I hereby elect the distribution option indicated below: I (We) choose to participate in the Company’s distribution reinvestment plan.
The Company requests each investor who elects to have his or her distributions reinvested pursuant to the Company’s distribution reinvestment plan to notify the Company and the broker-dealer and financial institution named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum gross income and net worth standards set forth in section 7 below.
I (We) choose to have distributions sent to the address in Section 5.
(Cash distributions for custodial accounts will be sent to the custodian of record noted in Section 4.)
I (We) choose to have distributions sent to me (us) at the following address:
(street) (city, state) (ZIP)
I (We) choose to have distributions deposited in a checking, savings or brokerage account. (Complete the information below.)
I authorize the Company or its agent to deposit my (our) distributions into the account indicated below. This authority will remain in force until I (we) notify the Company in writing to cancel it. In the event that the Company deposits funds erroneously into my (our) account, the Company is authorized to debit my (our) account for the amount of the erroneous deposit. I (We) also hereby acknowledge that funds and/or Shares in my (our) account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws.
Name of financial institution Account type
Mailing address
(street) (city, state) (ZIP)
ABA routing number (if applicable) Account number
2–4 V7.1

FS Investment Corporation IV – Subscription Agreement | Class T V7.1
7 Investor representations Initials are required for letters a–d and any state suitability requirement that may apply
Please carefully read and separately initial each of the representations below. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf. In order to induce FS Investment Corporation IV to accept this subscription, I (we) hereby represent and warrant that: Owner (initials) Joint owner (initials)
a) I (we) have received a Prospectus for FS Investment Corporation IV relating to the Shares for which I am (we are) subscribing at least 5 (five) business days prior to the signing of this Subscription Agreement, wherein the terms and conditions of the offering are described, and I (we) agree to the terms and conditions therein.
b) I (we) certify that I (we) have either (1) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth (not including home, furnishings and personal automobiles) of at least $250,000, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the Prospectus for FS Investment Corporation IV relating to the Shares under “Suitability Standards.”
c) I am (we are) purchasing Shares for my (our) own account.
d) I (we) acknowledge that the Shares are not liquid, there is no public market for the Shares, and I (we) may not be able to sell the Shares.
e) If I am (we are) a resident of Alabama, I (we) certify that I (we) have a liquid net worth of at least ten times my (our) investment in FS Investment Corporation IV and its affiliates. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
f) If I am (we are) a resident of Idaho, I (we) certify that I (we) have either (1) a minimum net worth of at least $85,000 and a minimum annual gross income of at least $85,000; or (2) a minimum net worth of $300,000. In addition, I (we) certify that I (we) will not invest more than 10% of my (our) net worth in this offering.
g) If I am (we are) a resident of Iowa, I (we) certify that I (we) (1) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000 (not including home, auto and home furnishings), or (b) a net worth of at least $350,000 (not including home, auto and home furnishings), and (2) will limit my (our) aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
h) If I am (we are) a resident of Kansas, I (we) acknowledge that it is recommended by the Office of the Securities Commissioner that I (we) limit my (our) aggregate investment in FS Investment Corporation IV and other non-traded business development companies to not more than 10% of my (our) liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
i) If I am (we are) a resident of Kentucky, I (we) certify either (1) that I (we) have a minimum gross annual income of $70,000 and a minimum net worth of $70,000 (as defined in the NASAA Omnibus Guidelines), or (2) that I (we) have a minimum net worth alone of at least $250,000. In addition, I (we) certify that I (we) will not invest more than 10% of my (our) liquid net worth in FS Investment Corporation IV’s Shares or the Shares of FS Investment Corporation IV’s affiliates’ non-publicly traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
j) If I am (we are) a resident of Maine, I (we) acknowledge that the Maine Office of Securities recommends that my (our) aggregate investment in this offering and similar direct participation investments not exceed 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
k) If I am (we are) a resident of Massachusetts, I (we) certify that I (we) will not invest, in the aggregate, more than 10% of my (our) liquid net worth in FS Investment Corporation IV’s Shares and in other non-traded direct participation programs. For these purposes, liquid net worth shall be defined as that portion of an investor’s net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
l) If I am (we are) a resident of Nebraska, I (we) certify either (1) that I (we) meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, or (2) that I (we) will limit my (our) investment in Shares of FS Investment Corporation IV and other non-publicly traded business development companies to 10% of my (our) net worth (not including home, home furnishings and automobiles).
m) If I am (we are) a resident of New Mexico, I (we) certify that I (we) will limit my (our) investment in non-traded business development companies, including my (our) investment in Shares of FS Investment Corporation IV and in FS Investment Corporation IV’s affiliates, to a maximum of 10% of my (our) liquid net worth. Liquid net worth is that portion of an investor’s net worth that is comprised of cash, cash equivalents and readily marketable securities.
n) If I am (we are) a resident of North Dakota, I (we) certify that I (we) have a net worth of at least ten times my (our) investment in FS Investment Corporation IV.
o) If I am (we are) a resident of Ohio, I (we) acknowledge that an investment by an Ohio investor in Shares of FS Investment Corporation IV’s common stock, in its affiliates and in other non-traded business development companies may not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.
p) If I am (we are) a resident of Oklahoma, I (we) certify that I (we) either meet the definition of “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, or that I (we) will limit my (our) investment in Shares of FS Investment Corporation IV’s common stock to not more than 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
q) If I am (we are) a resident of Oregon, I (we) certify that I (we) will not invest, in the aggregate, more than 10% of my (our) liquid net worth in FS Investment Corporation IV’s Shares and in FS Investment Corporation IV’s affiliates. “Liquid net worth” is defined as that portion of an investor’s net worth consisting of cash, cash equivalents and readily marketable securities.
r) If I am (we are) a resident of Tennessee, I (we) certify that I (we) either meet the definition of an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, or that I (we) will limit my (our) investment in FS Investment Corporation IV to not more than 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles).
s) If I am (we are) a resident of Vermont, I (we) certify either (1) that I am (we are) accredited investors as defined in 17 C.F.R. § 230.501 or (2) that I (we) will not purchase an amount in this offering that exceeds 10% of my (our) liquid net worth. For these purposes, liquid net worth is defined as my (our) total assets (not including home, home furnishings or automobiles) minus total liabilities.
8 Important information Rights, certifications and authorizations
Substitute IRS Form W-9 Certification:
I (we) declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by the Company in connection with my (our) investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Investor Social Security Number/Taxpayer Identification Number field in section 5 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a non-resident alien).
NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
3–4 V7.1

FS Investment Corporation IV – Subscription Agreement | Class T V7.1
8 Important information Rights, certifications and authorizations (continued)
amended By signing through below, you the hereby date hereof acknowledge (as so supplemented receipt of the and Prospectus amended, of the the “Prospectus”), Company relating not less to the than Shares five (5) for business which you days have prior subscribed, to the signing as supplemented of this Subscription and Agreement. The Prospectus is available at www.sec.gov. You are encouraged to read the Prospectus carefully before making any investment decisions. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company at its sole and absolute discretion. You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within fifteen (15) days from the date your subscription is received and accepted, and that the sale of Shares pursuant to this Subscription Agreement will not be effective until at least five (5) business days after the date you have received a final Prospectus.
By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.
The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and Social Security/taxpayer identification number. The Company may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then-current financial advisor. If the Company is unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, the Company reserves the right to take action as the Company deems appropriate, which may include closing your account.
By signing below, you also acknowledge that:
An investment in the Shares is not suitable for you if you might need access to the money you invest in the foreseeable future.
You may not have access to the money you invest for an indefinite period of time.
You should not expect to be able to sell your Shares regardless of how the Company performs.
If you are unable to sell your Shares, you will be unable to reduce your exposure on any market downturn.
The Company does not intend to list the Shares on any securities exchange during or for what may be a significant time after the offering period, and the Company does not expect a secondary market in the Shares to develop.
If you are able to sell your Shares before they are listed on an exchange, it is likely that you will receive less than you paid for them.
The Company intends to implement a share repurchase program, but only a limited number of Shares will be eligible for repurchase. In addition, any such repurchases will be at the net offering price of Class T Shares in effect on the date of repurchase.
The Company’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
The Company’s distributions may also be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that will be subject to repayment to the Company’s affiliate, Franklin Square Holdings, L.P. (“FS Investments”). Significant portions of these distributions may not be based on the Company’s investment performance and such waivers and reimbursements by FS Investments may not continue in the future. If FS Investments does not agree to reimburse certain of the Company’s expenses, including through the waiver of certain of its advisory fees, significant portions of these distributions may come from offering proceeds or borrowings.
The repayment of any amounts owed to FS Investments will reduce the future distributions to which you would otherwise be entitled.
The IRS does not require your consent to any provision of this Subscription Agreement other than the certifications required to avoid backup withholding.
Owner or authorized person signature Date (mm/dd/yyyy) Joint owner or authorized person signature Date (mm/dd/yyyy)
9 Financial representative
The undersigned confirm on behalf of the broker-dealer or financial institution that they (i) are registered and/or properly licensed in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor’s prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vii) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor’s suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares. The undersigned financial representative further represents and certifies that in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm’s existing anti-money laundering program and customer identification program.
Broker-dealer name
Financial representative name Phone
(first, middle, last)
Mailing address
(street) (city, state) (ZIP)
Advisor number Branch number Email address
Financial representative signature Date (mm/dd/yyyy) Principal signature (if applicable) Date (mm/dd/yyyy)
10 Investment instructions o By wire transfer Custodial accounts By mail (Checks should be made payable to “FSIC IV”)
UMB Bank, N.A., Forward Subscription FSIC IV Regular mail Express/overnight delivery
ABA routing #101000695, Agreement to the custodian c/o DST Systems Inc. P.O. Box 219095 430 W. 7th Street
FS Investment Corporation IV Kansas City, MO 64121 Kansas City, MO 64105
Account #9872232542 877-628-8575
Beneficial owner(s)
(include in memo field)
4–4 V7.1 SA-IC4-ADV
MERGC DE16

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 250,000,000 Shares of Common Stock

PRELIMINARY PROSPECTUS

[              ], 2017

PART C    Other Information

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements of FS Investment Corporation IV (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2)	Exhibits

(a)	Articles of Amendment and Restatement of the Registrant (Incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 24, 2015).

(b)	Bylaws of the Registrant (Incorporated by reference to Exhibit (b) to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 14, 2015).

(d)	Form of Subscription Agreement (Included In the Prospectus as Appendix A and incorporated herein by reference).

(e)	Distribution Reinvestment Plan of the Registrant (Incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 24, 2015).

(g)(1)	Investment Advisory and Administrative Services Agreement, dated as of September 21, 2015, by and between the Registrant and FSIC IV Advisor, LLC (Incorporated by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 24, 2015).

(g)(2)	Investment Sub-Advisory Agreement, dated as of September 21, 2015, by and between FSIC IV Advisor, LLC and GSO / Blackstone Debt Funds Management LLC (Incorporated by reference to Exhibit (g)(2) to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 24, 2015).

(h)(1)	Form of Second Amended and Restated Dealer Manager Agreement, by and among the Registrant, FSIC IV Advisor, LLC and FS Investment Solutions, LLC.*

(h)(2)	Form of Selected Dealer Agreement.*

(j)	Custodian Agreement, dated as of September 21, 2015, by and between the Registrant and State Street Bank and Trust Company (Incorporated by reference to Exhibit (j) to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 24, 2015).

(k)(1)	Amended and Restated Escrow Agreement, dated as of October 9, 2015, by and among the Registrant, UMB Bank, N.A. and FS Investment Solutions, LLC (formerly FS2 Capital Partners, LLC) (Incorporated by reference to Exhibit (k)(1) to Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on October 9, 2015).

(k)(2)	Amended and Restated Expense Support and Conditional Reimbursement Agreement, dated as of October 9, 2015, by and between the Registrant and Franklin Square Holdings, L.P (Incorporated by reference to Exhibit (k)(2) to Post-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on October 9, 2015).

(k)(3)	Form of Amended and Restated Distribution Plan*

(k)(4)	Form of Amended and Restated Class Shares Plan.*

(k)(5)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of January 19, 2016, by and between Cheltenham Funding LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 22, 2016).

(k)(6)	Confirmation Letter Agreement, dated as of January 19, 2016, by and between Cheltenham Funding LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the period ended December 31, 2015 filed on March 22, 2016).

(k)(7)	Amended and Restated Confirmation Letter Agreement, dated as of April 12, 2016, by and between Cheltenham Funding LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 14, 2016).

(k)(8)	Second Amended and Restated Confirmation Letter Agreement, effective as of June 3, 2016, by and between Cheltenham Funding LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 8, 2016).

(k)(9)	Third Amended and Restated Confirmation Letter Agreement, effective as of June 30, 2016, by and between Cheltenham Funding LLC and Citibank, N.A. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 13, 2016).

(k)(10)	Investment Management Agreement, dated as of January 19, 2016, by and between the Registrant and Cheltenham Funding LLC (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on January 22, 2016).

(k)(11)	Guarantee, dated as of January 19, 2016, by the Registrant in favor of Citibank, N.A. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on January 22, 2016).

(l)	Opinion of Miles & Stockbridge P.C. (Incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 24, 2015).

(n)(1)	Consent of Miles & Stockbridge P.C. (Incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on September 24, 2015).

(n)(2)	Consent of RSM US LLP*

(r)(1)	Code of Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K filed on August 10, 2016).

(r)(2)	Code of Ethics of FSIC IV Advisor, LLC (Incorporated by reference to Exhibit (r)(2) to Post-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-2 (File No. 333-204239) filed on August 10, 2016).

*	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

SEC registration fee	$ 307,930
FINRA filing fee	$ 225,500
Blue sky expenses	$ 400,000
Advertising and sales literature	$ 1,000,000
Accounting fees and expenses	$ 1,500,000
Legal fees and expenses	$ 3,500,000
Printing	$ 1,000,000
Seminars	$ 480,451
Miscellaneous fees and expenses	$ 4,836,119
Total	$ 13,250,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated and assume that the Registrant sells all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

The Registrant directly or indirectly owns 100% of the voting securities of the following, which are included in our unaudited consolidated financial statements for the nine months ended September 30, 2016 and our audited consolidated financial statement as of December 31, 2015:

Name	State of Incorporation or Organization

Broomall Funding LLC	Delaware

Cheltenham Funding LLC	Delaware

FSIC IV Investments, LLC	Delaware

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at December 7, 2016:

Title of Class	Number of Record Holders

Class A common stock, $0.001 par value	—

Class D common stock, $0.001 par value	—

Class T common stock, $0.001 par value	3,038

Class I common stock, $0.001 par value	—

Item 30.	Indemnification

Limitation on Liability

The Registrant’s charter limits the personal liability of the Registrant’s directors and officers to the corporation and its stockholders for monetary damages. Maryland law permits a Maryland corporation to include in its charter a provision expanding or limiting the liability of its directors and officers to the corporation and its stockholders for money damages, but a corporation may not include any provision that restricts or limits the liability of directors or officers to the corporation or its stockholders:

(a)	to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services; or

(b)	to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the request of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Registrant’s charter contains a provision which limits directors’ and officers’ liability, to the maximum extent permitted by Maryland law, and subject to the requirements of the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, the Registrant has obtained director’s and officer’s liability insurance.

Indemnification

Under the Maryland General Corporation Law, a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at its request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the corporation. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or bylaws, a resolution of the Registrant’s board of directors or an agreement approved by the Registrant’s board of directors to which the corporation is a party expressly provides otherwise.

The Registrant’s charter and bylaws obligate the Registrant, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) FSIC IV Advisor, LLC, or FSIC IV Advisor, the Registrant’s investment adviser, or any of its affiliates acting as an agent for the Registrant, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding, only if all of the following conditions are met:

(a)	the Registrant has determined, in good faith, that the course of conduct which caused the loss or liability was in the Registrant’s best interest;

(b)	the Registrant has determined, in good faith, that the party seeking indemnification was acting on behalf of or performing services for the Registrant;

(c)	the Registrant has determined, in good faith, that the party seeking indemnification’s liability or loss was not the result of the indemnitee’s negligence or misconduct, in the case that the party seeking indemnification is FSIC IV Advisor, any of its affiliates or any officer of the Registrant, FSIC IV Advisor or an affiliate of FSIC IV Advisor, and gross negligence or willful misconduct in the case that the party seeking indemnification is a director of the Registrant (and not also an officer of the Registrant, FSIC IV Advisor or an affiliate of FSIC IV Advisor); and

(d)	such indemnification or agreement to hold harmless is recoverable only out of the Registrant’s net assets and not from the Registrant’s stockholders.

Furthermore, under the Registrant’s charter and bylaws, any director, officer, or any other individual, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

(c)	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Registrant were offered or sold as to indemnification for violations of securities laws.

Under the Registrant’s charter and bylaws, the advancement of company funds to an indemnitee or its affiliates for legal expenses and other costs, as incurred, as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Registrant;

(b)	the indemnitee provides the Registrant with written affirmation of such indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met;

(c)	the legal action is initiated by a third party who is not a stockholder, or the legal action is initiated by a stockholder and a court of competent jurisdiction specifically approves of such advancement; and

(d)	the indemnitee or its affiliates undertake to repay the advanced funds to the Registrant, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to the Registrant and the Registrant’s stockholders against the indemnified individuals. The aforementioned charter and bylaw provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to the Registrant or the Registrant’s stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Advisers

A description of any other business, profession, vocation, or employment of a substantial nature in which FSIC IV Advisor and each manager or executive officer of FSIC IV Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors and Executive Officers” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding FSIC IV Advisor and certain of its officers and managers is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-106612) and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which GDFM and each director or executive officer of GDFM who performs a policy-making function for GDFM in connection with the performance of its services under the investment sub-Advisory agreement between GDFM and FSIC IV Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Portfolio Management” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding GDFM and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-68243), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder, are maintained at the offices of:

(1)	the Registrant, FS Investment Corporation IV, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112;

(2)	the Transfer Agent, DST Systems, Inc., 430 W. 7th Street, Kansas City, Missouri 64105-1594;

(3)	the Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

(4)	the investment adviser, FSIC IV Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112; and

(5)	the administrator, FSIC IV Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

The Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 15th day of December, 2016.

FS Investment Corporation IV

By:	/S/ MICHAEL C. FORMAN
Name: Michael C. Forman
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MICHAEL C. FORMAN Michael C. Forman	President and Chief Executive Officer and Director (Principal executive officer)	December 15, 2016

/S/ EDWARD T. GALLIVAN, JR. Edward T. Gallivan, Jr.	Chief Financial Officer (Principal financial and accounting officer)	December 15, 2016

* David J. Adelman	Director	December 15, 2016

* Thomas J. Gravina	Director	December 15, 2016

* M. Walter D’Alessio	Director	December 15, 2016

* Barbara J. Fouss	Director	December 15, 2016

* Marc Lederman	Director	December 15, 2016

* Gregory S. Rost	Director	December 15, 2016

Signature		Title	Date

* Judah C. Sommer		Director	December 15, 2016

* John E. Stuart		Director	December 15, 2016

*By:	/S/ MICHAEL C. FORMAN
Attorney-in-Fact